Form 10-K405, Exhibit 13
period 1996-12-31
GARDNER DENVER MACHINERY INC
filed 1997-03-31
CIK 916459

                                                     FINANCIAL HISTORY

                                        (dollars in thousands, except per share data)

                                                       Gardner Denver                            Gardner Denver
                                                       Machinery  Inc.                           Division <F1>
                                                                        Year ended December 31,
                                                --------------------------------------------------------------------
                                                   1996         1995         1994<F2>         1993           1992
                                                   ----         ----         --------         ----           ----
INCOME STATEMENT DATA:
 Revenues                                        $218,000      191,541        175,854        158,215        154,636
 Costs and Expenses:
   Cost of sales (excluding depreciation
     and amortization)                            148,191      132,876        126,802        113,273        110,375
   Depreciation and amortization                    8,097        8,263         12,908         13,942         14,300
   Selling and administrative expenses             30,169       25,632         25,994         22,753         24,276
   Interest expense                                 3,104        4,950          4,667          2,592          3,102
   Nonrecurring expense (income) <F3>                ----         ----         99,710           ----         (2,545)
                                                 --------      -------        -------        -------        -------
                                                  189,561      171,721        270,081        152,560        149,508
                                                 --------      -------        -------        -------        -------
 Income (loss) before income taxes and
   cumulative effect of changes in accounting
   principles                                      28,439       19,820        (94,227)         5,655          5,128
 Provision (benefit) for income taxes              11,533        8,226         (4,612)         3,859          3,607
                                                 --------      -------        -------        -------        -------
 Income (loss) before cumulative effect of
   changes in accounting principles                16,906       11,594        (89,615)         1,796          1,521
 Cumulative effect on prior years of changes in
   accounting principles <F4>                        ----         ----           ----           ----        (41,182)
                                                 --------      -------        -------        -------        -------

 Net income (loss)                               $ 16,906       11,594        (89,615)         1,796        (39,661)
                                                 ========      =======        =======        =======        =======
 Earnings (loss) per share <F5>                  $   1.66         1.19          (9.61)
                                                 ========      =======        =======


                                                       Gardner Denver                            Gardner Denver
                                                       Machinery  Inc.                           Division <F1>
                                                                             December 31,
                                                --------------------------------------------------------------------
                                                   1996        1995             1994          1993           1992
                                                   ----        ----             ----          ----           ----
BALANCE SHEET DATA:
 Total assets                                    $ 235,756     184,251        203,315        303,766        309,466
 Short-term debt <F6>                                 ----        ----           ----         70,000           ----
 Long-term debt (excluding current
   maturities)                                      55,069      36,661         56,103          4,171         75,951
   Other long-term obligations                      57,289      60,754         64,446         65,372         64,887
   Net assets <F7>                                    ----        ----           ----           ----        134,560
   Stockholders' equity                          $  74,118      55,234         42,295        132,349           ----


<F1>  During the periods 1992-1993, the Company operated as the Gardner
      Denver Industrial Machinery Division of Cooper Industries, Inc. (the "Gardner Denver Division"). Essentially, all of the assets and liabilities of the Gardner Denver Division were transferred to Gardner Denver Machinery Inc. ("Gardner Denver " or the "Company") at December 31, 1993.

<F2>  In 1994, through April 15, Gardner Denver Machinery Inc. was a wholly-
      owned subsidiary of Cooper Industries, Inc. ("Cooper"). As such, the first quarter expenses were lower than if Gardner Denver had been a stand-alone company.

<F3>  In 1994, the Company had nonrecurring expenses related to the discontinuance of product lines, write-off of goodwill, and reserve for the sale of the Company's foundry. See Note 14 of the Notes to Financial Statements.

<F4>  In the first quarter of 1992, Cooper and the Company adopted the following accounting standards: SFAS No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions), SFAS No. 109 (Accounting for Income Taxes), and SFAS No. 112 (Employers' Accounting for Postemployment Benefits).

<F5>  During the periods from 1992-1993, when the Company operated as the
      Gardner Denver Division, there was no capital stock outstanding.

<F6>  The $70 million in short-term debt was refinanced into a longer term credit facility. See Note 9 of the Notes to Financial Statements.

<F7>  Net assets represent Cooper's net investment in the Gardner Denver
      Division.

11

                       MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the financial statements and the notes thereto.


OVERVIEW
   The Company's operations are organized into two separate and distinct business segments - Compressed Air Products and Petroleum Products. In the Compressed Air Products segment, the Company manufactures stationary rotary screw and reciprocating air compressors and blowers for industrial applications. The largest markets for Gardner Denver's compressors and blowers are durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; and wastewater treatment facilities. Revenues of the Compressed Air Products segment constituted approximately 86% of total revenues in 1996.
   In the Petroleum Products segment, the Company manufactures petroleum pumps used in oil and gas production, well servicing and stimulation, and oil and gas drilling. Typical applications include oil transfer, salt water disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power, and other liquid transfer requirements. Revenues of the Petroleum Products segment constituted approximately 14% of total revenues in 1996.
   The Company sells approximately 80% of its products through independent distributors and sales representatives and the remainder directly to original equipment manufacturers, engineering firms and end users.
   In 1996, Gardner Denver completed two acquisitions and experienced significant revenue growth in the Petroleum Products segment. The first acquisition was NORAMPTCO, Inc., including its primary operating subsidiary, Lamson Corporation, based in Syracuse, New York. This company, renamed
Gardner Denver Holdings Inc. ("GDHI"), designs, manufactures and sells multistage centrifugal blowers and exhausters used in various industrial and wastewater applications. The acquisition complements the Company's product offering by enabling it to participate in the centrifugal segment of the air and gas handling industry. In addition, since centrifugal blowers operate at reduced noise levels, the acquisition allows the Company to compete in niche markets having lower noise requirements.
   The second acquisition was TCM Investments, Inc. ("TCM"), an oil field pump manufacturer based in Tulsa, Oklahoma. This acquisition further extends the Company's product line in well stimulation pumps, provides a physical presence in the oil field market and allows Gardner Denver to become a sole source supplier of repair parts and remanufacturing services to some of the Company's customers.
   Significant developments occurred in the Petroleum Products segment in 1996. Excluding revenues from the TCM acquisition in 1996 and drilling components in 1995, petroleum products revenues increased 29.8% in 1996 compared to 1995. Additionally, the Petroleum Products segment returned to profitability for the first time since 1981. The Company anticipates at least comparable revenue growth in this segment in 1997 and continuing improvement in margins.
   In 1995, the Company sold its LaGrange, Missouri foundry and entered into a five-year supply agreement for castings with the new owner. The Company also completed the sale of its drilling components inventory in 1995. Neither of these sales had a material effect on earnings due to reserves established in 1994 in anticipation of the transactions. In 1995, the Company entered into a new credit agreement with a group of commercial banks and used the proceeds from the new loan to extinguish debt outstanding under an existing credit agreement. The new credit agreement provided for an interest rate of almost two percentage points less than the prior agreement.
   The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.
                                                                          12

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                                  Year ended December 31,
                                                                          ------------------------------------
                                                                             1996       1995           1994
                                                                             ----       ----           ----
Revenues                                                                    100.0%      100.0          100.0
Costs and Expenses:
 Cost of sales (excluding depreciation and amortization)                     68.0        69.4           72.1
 Depreciation and amortization                                                3.7         4.3            7.3
 Selling and administrative expenses                                         13.8        13.4           14.8
 Interest expense                                                             1.4         2.6            2.7
 Nonrecurring expense                                                        ----        ----           56.7
                                                                         --------    --------      ---------
                                                                             86.9        89.7          153.6
                                                                         --------    --------      ---------
Income (loss) before income taxes                                            13.1        10.3          (53.6)
Provision (benefit) for income taxes                                          5.3         4.3           (2.6)
                                                                         --------    --------      ---------
Net income (loss)                                                             7.8%        6.0          (51.0)
                                                                         ========    ========      =========

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

REVENUES
   Revenues for 1996 increased $26.5 million or 13.8% over 1995 to $218.0 million. Revenues in the Compressed Air Products segment improved 9.4% to $188.0 million, while revenues in the Petroleum Products segment increased 52.8% to $30.0 million.
   Revenues included approximately $24.3 million attributable to the August 1996 acquisitions of GDHI and TCM. Revenues for 1995 included approximately $5.1 million from sales of castings and drilling components, which did not recur in 1996 since the Company's foundry and drilling components product line were sold in the fourth quarter of 1995. Excluding revenues from these acquisitions from 1996 and sales of castings and drilling components from 1995, revenues increased approximately $7.3 million (3.9%) from 1995 to 1996.
   Revenues in the Compressed Air Products segment increased $18.7 million in 1996 due to the acquisition of GDHI, while the sale of the LaGrange foundry in 1995 resulted in a $4.3 million reduction in revenues. Excluding revenues from the acquisition in 1996 and casting sales in 1995, revenues increased approximately $1.7 million (1.0%) to $169.3 million for 1996 from $167.6 million for 1995. Unit volume increases for reciprocating compressors and aftermarket products contributed to the increase as industrial demand remained steady and penetration of niche markets favorably impacted sales. However, screw compressor volume declined slightly from the unusually high levels experienced in 1995, offsetting the reciprocating compressor and aftermarket volume increases. Price increases were implemented for most products in 1996, contributing to revenue improvement.
   In the Petroleum Products segment, revenues increased $5.6 million in 1996 due to the acquisition of TCM, while the sale of the drilling components business in 1995 reduced revenues by $0.8 million. Excluding revenues from the acquisition in 1996 and drilling component sales in 1995, revenues increased approximately $5.6 million (29.8%) to $24.4 million for 1996 from $18.8 million in 1995 due to higher volume of drilling and high pressure well stimulation pumps, aftermarket products and selected price increases. The increased volume is directly related to the improved economics of oil and gas exploration and production. With higher oil and natural gas prices in 1996, which remained relatively stable during the year, oil and gas drilling and production began to increase, resulting in a corresponding increase in demand for products used for drilling, well servicing and production.

COSTS AND EXPENSES
   Cost of sales (excluding depreciation and amortization) increased $15.3 million or 11.5% to $148.2 million as a result of the additional sales volume. As a percentage of revenues, cost of sales decreased from 69.4% in 1995 to 68.0% in 1996. In 1996, cost of sales were reduced $2.0 million as a result of the liquidation of LIFO inventory layers, compared to a reduction of $2.5 million in 1995.
   Excluding LIFO income, cost of sales as a percentage of revenues improved from 70.7% in 1995 to 68.9% in 1996. The lower cost of sales as a percentage of revenues was a result of the combined effects of cost reduction efforts, manufacturing efficiency improvements, leverage of fixed costs over higher volume and price increases. Manufacturing efficiency improvements resulted from continuous improvement programs to reduce set-up, improve quality, reduce rework and improve production flow. Programs were also put in place in 1995 and 1996 to reduce costs for
13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

purchased parts used in the Company's products. The GDHI acquisition positively affected the cost of sales percentage, since its products are sold by commissioned sales representatives rather than through distributors which resell to the end user, resulting in higher mark-ups.
   Depreciation and amortization declined $0.2 million in 1996 from 1995 levels, as additional assets became fully depreciated and new assets were not added to fully offset the reduction. Depreciation expense declined $0.7 million in 1996 compared to 1995 as a result of the disposal of the foundry assets upon the completion of the sale in 1995. This reduction was more than offset by depreciation and amortization expense related to the acquisitions. Amortization increased $0.6 million or 29.0% from the prior year, primarily due to amortization of goodwill related to 1996 acquisitions. As a percentage of revenues, depreciation and amortization declined from 4.3% in 1995 to 3.7% in 1996, due to the combined effects of higher revenues and the reduction in depreciation and amortization as discussed.
   Selling and administrative expenses increased by 17.7% to $30.2 million for 1996 from $25.6 million in 1995. As a percentage of revenues, selling and administrative expenses increased from 13.4% in 1995 to 13.8% in 1996. This increase was due in part to the GDHI acquisition, which has higher selling costs due to commissions paid to agents and sales representatives. Selling and administrative expenses were reduced in 1996 by approximately $1.4 million as a result of the amortization of actuarial gains and plan amendments for other postretirement employee benefits ("OPEB") compared to a reduction of $1.0 million in 1995 (see Note 7). In 1996, professional fees associated with acquisition activities totaled approximately $0.4 million. In 1995, selling and administrative expenses included $0.7 million related to the early extinguishment of a long-term debt agreement. Excluding the impact of acquisitions in 1996, the net annual OPEB expense and the cost related to the early extinguishment of debt in 1995, selling and administrative expenses as a percent of revenues were 13.9% in 1996 compared to 13.6% in 1995.
   Compressed Air Products segment operating earnings, before interest and an allocation of general corporate expenses, increased 9.2% over 1995 operating earnings to $30.4 million. The Petroleum Products segment had operating earnings of $2.3 million in 1996, compared to an operating loss in 1995 of $1.4 million.
   Interest expense for 1996 decreased $1.8 million to $3.1 million due to lower floating interest rates under a new credit agreement and lower debt levels through the first seven months of 1996 (prior to borrowings required for acquisitions). Interest rates on the Company's long-term debt in 1996 averaged 7.1% compared to 8.7% in 1995. The average interest rate decline in 1996 compared to 1995 was due to a reduction in the interest rate of approximately two percentage points after the refinancing under a new credit agreement effective November 30, 1995. This reduction was partially offset by the Company's unsecured note agreement effective September 1996 which has a fixed interest rate of 7.3%. See Note 9 of the Notes to Financial Statements for further information on the Company's borrowing arrangements.

INCOME
   Income before taxes increased $8.6 million, from $19.8 million to $28.4 million, or 43.5%. Approximately $2.2 million of this improvement was provided by the acquisitions, with the remaining $6.4 million increase primarily a result of incremental revenue volume, improved gross margin and lower interest expense in 1996 compared to the previous year. Additionally, income before income taxes was reduced by $0.7 million in 1995 due to expenses related to the early extinguishment of a long-term debt agreement.
   Income tax expense increased $3.3 million from 1995 to $11.5 million, a 40.2% increase, as a result of the incremental income before taxes. The Company's effective tax rate in 1996 was 40.6% compared to 41.5% in 1995. The lower effective tax rate in 1996 is due to the tax savings from the Foreign Sales Corporation (FSC) and the implementation of other tax strategies, partly offset by an increase in nondeductible goodwill related to the acquisitions (see Note 11).
   Net income increased $5.3 million, or 45.8%, to $16.9 million for 1996 compared to $11.6 million for 1995. In 1996, net income included approximately $1.2 million after tax from the acquisitions and approximately $1.2 million after tax in income from reductions in LIFO inventory layers. Net income for 1995 included approximately $1.6 million after tax in income from reductions in LIFO inventory layers and $0.4 million after tax in expenses related to the early extinguishment of debt. Excluding net income provided by acquisitions and LIFO inventory layer reductions, and after-tax expenses related to the early extinguishment of debt, net income increased $4.1 million (39.4%) in 1996 compared to 1995. This increase was primarily a result of incremental revenue volume, improved gross margin and lower interest expense in 1996 compared to 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

REVENUES
   Revenues for 1995 increased $15.7 million over 1994 (8.9%) to $191.5 million. Revenues in the Compressed Air
                                                                          14

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Products segment improved 11.7% to $171.9 million, while revenues in the Petroleum Products segment declined 10.6% to $19.6 million.
   Revenues in the Compressed Air Products segment increased in 1995 in all product lines compared to the previous year, generally as a result of additional unit volume. Volume increased primarily as a result of continued improvement in industrial demand which resulted in increased capacity utilization and subsequently higher demand for compressed air. Revenue increases also resulted from market growth in niche areas, such as large blower packages utilized in the air separation market. Reciprocating compressor sales increased in 1995 as a result of strong locomotive sales and the resulting increased demand for compressors used on these units, and additional sales of specially-engineered, double-acting compressor packages for specific applications, such as the PET bottle blowing market. Revenues from reciprocating compressors also increased when compared to 1994 because the seven-week strike at the Quincy, Illinois facility in 1994 restricted production volume. Revenues from casting sales totaled $4.3 million in 1995. With the sale of the Company's foundry in LaGrange, Missouri in December 1995, this revenue will not recur in future periods. However, casting revenues historically generated low margin and therefore the revenue loss will not significantly impair the Company's future earnings. Price increases were implemented during 1995, but were generally limited to the recovery of cost increases due to the competitive nature of the industrial markets served.
   In the Petroleum Products segment, 1995 revenues were less than 1994 due to lower demand for replacement parts and drilling equipment, reflecting continued weak conditions in this industry as a result of low oil prices. These factors more than offset the increase in petroleum production pump sales compared to 1994 levels. The seven-week strike at the Quincy facility depressed 1994 production volume for these pumps. Market conditions of low demand and high availability of surplus equipment continued to limit the Company's ability to raise prices in this segment. However, selected price increases did provide some margin improvement in 1995.

COSTS AND EXPENSES
   Cost of sales (excluding depreciation and amortization) of $132.9 million increased $6.1 million (or 4.8%), compared with 1994 cost of sales of $126.8 million, as a result of the additional sales volume. As a percentage of revenues, cost of sales decreased from 72.1% in 1994 to 69.4% in 1995. In 1995, cost of sales were reduced by $2.5 million as a result of the liquidation of LIFO inventory layers, compared to a reduction of $1.4 million in 1994. Furthermore, cost of sales in 1995 included a $1.0 million non-operational reduction compared to 1994 resulting from the amortization of OPEB actuarial gains and plan amendments (see Note 7).
   Excluding LIFO income and net annual OPEB expenses, cost of sales as a percentage of revenues improved from 72.6% in 1994 to 70.9% in 1995. The lower cost of sales as a percent of revenues was a result of the combined effects of cost reduction efforts, manufacturing efficiency improvements, sales mix and leverage of fixed costs over higher volume. Manufacturing efficiency improvements resulted from the establishment of manufacturing cells and other process improvements made in 1994. The improved sales mix in 1995 resulted from the relative increase in revenues from the Compressed Air Products segment and the elimination of drilling components revenues. Compressed air products have typically been sold at higher incremental margins than petroleum products, and therefore compressed air products cost of sales as a percentage of revenues is lower than that of petroleum products. Additionally, the 1994 work stoppage in Quincy significantly reduced production volume from this plant although fixed costs continued to be incurred and during 1994 a number of parts were subcontracted at a premium to improve availability during the work stoppage.
   Depreciation and amortization declined $4.6 million, a 36.0% reduction from the prior year. The effect of the 1994 write-off of intangibles reduced annual amortization by $3.2 million. Approximately $1.2 million of the reduction in the amortization is attributable to the Compressed Air Products segment, and $2.0 million is associated with the Petroleum Products segment. The decreased level of capital expenditures in 1994 and 1995 contributed to a $1.6 million reduction in depreciation expense in 1995 as existing assets became fully depreciated in 1995. As a percentage of revenues, depreciation and amortization declined from 7.3% in 1994 to 4.3% in 1995, due to the combined effects of higher revenues and the reduction in depreciation and amortization as discussed.
   Selling and administrative expenses decreased by 1.4% to $25.6 million for 1995 from $26.0 million in 1994. As a percentage of revenues, selling and administrative expenses decreased to 13.4% in 1995 from 14.8% in 1994. Compared to 1994, selling and administrative expenses were reduced in 1995 by approximately $2.0 million as a result of the amortization of OPEB actuarial gains and plan amendments (see Note 7). Selling and administrative expenses for 1995 included $0.7 million related to the early extinguishment of the Company's long-term debt agreement. In 1994, selling and administrative expenses included reserving $1.7 million for an international receivable. Excluding the net annual OPEB expense, the cost related to the early extinguishment of debt and the international receivable reserve, selling and 15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

administrative expenses as a percent of revenues were 13.6% in 1995 compared to 13.2% in 1994.
   Compressed Air Products segment operating earnings, before interest, nonrecurring items, and an allocation of general corporate expenses, increased 67.2% over 1994 operating earnings to $27.8 million. In 1995, the operating loss in the Petroleum Products segment decreased 73.0% from the 1994 operating loss to $1.4 million.
   Interest expense for 1995 increased $0.3 million to $5.0 million due to higher floating interest rates and the additional interest payable under the interest rate swap agreements utilized by the Company to limit its interest rate risk. Long-term debt reductions mitigated some of this increase. Interest rates on the Company's long-term debt in 1995 averaged 8.7% for the eleven months ended November 30, 1995. The Company executed a new credit facility effective November 30, 1995 with an average interest rate of 6.5%. During 1994, interest rates increased from 5.8% for the allocated indebtedness from Cooper prior to the spin-off to 7.1% on the Company's long-term debt as an independent entity after the spin-off. See Note 9 of the Notes to Financial Statements for further information on the Company's borrowing arrangements and cost of borrowing.
   There were no nonrecurring expenses in 1995. Nonrecurring expense in 1994 totaled $99.7 million for several different transactions. These transactions included the discontinuation of the petroleum drilling components and Joy(R) screw compressor product lines, the write-down of foundry assets in connection with a proposed sale, write-offs for impaired petroleum goodwill and reserves for the write-off of software development costs (see Note 14).

INCOME
   Income before taxes increased $114.0 million from 1994. Excluding the effect of $99.7 million in nonrecurring expenses recognized in 1994, income before taxes increased $14.3 million, from $5.5 million to $19.8 million, or 261.5%, primarily as a result of the increased revenues, manufacturing efficiency improvements, reductions in goodwill amortization and OPEB expenses and the nonrecurrence of the 1994 international receivable reserve and work stoppage.
   Income tax expense increased significantly from 1994 as a result of the incremental income before taxes. Income taxes were a $4.6 million benefit in 1994 and an $8.2 million expense in 1995, a $12.8 million increase. Most of the income tax benefit in 1994 resulted from the nonrecurring expenses.
   In 1995, net income included approximately $0.4 million after tax expenses related to the early extinguishment of the Company's long-term debt agreement. The net loss in 1994 included $91.3 million after tax in nonrecurring expenses. Without these items, net income increased $10.3 million, from $1.7 million in 1994 to $12.0 million in 1995. The write-down of the goodwill in the fourth quarter of 1994, the 1995 reduction in OPEB expenses, and the nonrecurrence of the 1994 international receivable contributed approximately $5.9 million of this improvement. Excluding the non-operational improvements, net income in 1995 increased $4.4 million compared to 1995, for the reasons discussed previously.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING WORKING CAPITAL
   During 1996, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) decreased $9.5 million to $47.1 million. Receivables increased $7.6 million due to the impact of acquisitions which added $12.5 million.Without acquisitions, receivables would have declined $4.9 million due to higher collections, increased use of progress payments, and collection of a $2.4 million tax refund in 1996 resulting from overpayment of taxes in the fourth quarter of 1995.
   Inventories increased $1.6 million due to the effect of the acquisitions. Without the impact of the acquisitions, inventories would have declined $6.2 million due to continued focus on reducing manufacturing and purchased material leadtimes and the shipment of several large orders in 1996 which had been manufactured in 1995 and held at the customers' request. Inventories also declined due to increased sales of petroleum products, components of which are substantially from stock. Accounts payable and accrued liabilities increased $18.7 million from the balance at the end of 1995. The acquisitions account for $16.3 million of the increase, including $6.1 million for purchase accounting reserves and $4.1 million for accrued pension liability. The remaining increase in accounts payable and accrued liabilities (excluding the impact of acquisitions) was a result of increased sales volume causing increased material purchases, as well as higher expenses.

CASH FLOWS
   During 1996, the Company generated cash flows from operations totaling $33.9 million and $11.1 million from financing activities. These cash flows enabled the Company to expend $4.2 million on capital expenditures, including capitalized software, and make acquisitions totaling $34.8 million. The cash balance increased $6.7 million to $8.6 million at the end of the year.

CAPITAL EXPENDITURES AND COMMITMENTS
   Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating
                                                                          16

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

flexibility, improve management information systems and expand production capacity resulted in expenditures of $4.2 million in 1996, compared with $3.3 million in 1995, and $4.3 million in 1994. The increase in expenditures in 1996 was related to a project to install an integrated management information system. The Company anticipates that expenditures for capital will increase to approximately $10 to $12 million in 1997, primarily due to additional expenditures for the integrated management information system, expenditures to improve manufacturing processes at newly acquired subsidiaries and the purchase of several large machine tools to increase capacity, quality and flexibility in manufacturing compressor products.
   At December 31, 1996, commitments for capital expenditures amounted to $4.6 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

LIQUIDITY

GENERAL
   In September 1996, the Company entered into an unsecured senior note agreement for $35.0 million at a fixed interest rate of 7.3%. This debt has a ten-year final, seven-year average, maturity with principal payments beginning in 2000. The Company also utilizes a revolving line of credit providing for an aggregate $65 million borrowing capacity (the "Credit Line"). On December 31, 1996, the Credit Line had an outstanding balance of $18 million, leaving $47 million available for future use. The Credit Line requires no principal payments during the term of the agreement, only a principal repayment at its termination. Both of the Company's borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity, and capital ratios.
   Management currently expects that the Company's future cash flows will be sufficient to fund the scheduled debt service under the unsecured senior note and the Credit Line and provide required resources for working capital and capital investments.
   The Company has two interest rate swap agreements with notional amounts totaling $30 million with one commercial bank. One agreement expired in November 1996, but was extended for one year at the discretion of the bank. The other swap agreement expires in November 1997, but may also be extended for one year at the bank's discretion. The two agreements result in a fixed LIBOR rate of approximately 6% for $30 million of debt. These interest rate swap agreements are subject to credit risk in that they depend on the performance of the contracting commercial bank (see Note 13).

PENDING LITIGATION
   The Company is a defendant (together with Cooper) in a lawsuit alleging misappropriation of trade secrets and interference with contractual relations in connection with research and development of single screw design technology and its related manufacturing techniques. The suit requests $4.7 million in compensatory damages and an unspecified amount of punitive damages. In 1995, the plaintiffs' complaint regarding tortious interference with contractual relations was dismissed as a result of the expiration of the applicable statute of limitations. In 1996, the court found that attorneys' fees incurred by the plaintiffs in prior litigation, and requested by the plaintiffs as compensatory damages in this litigation, were not recoverable. These attorneys' fees constituted a large portion of the damages requested in plaintiffs' complaint. The plaintiffs have commenced the process to request an appeal to the court's ruling. As part of the spin-off of the Company from Cooper, the Company agreed to indemnify Cooper for losses incurred in this type of lawsuit. Although the extent of the liability, if any, remains unknown, management does not believe the ultimate resolution of this legal action will have a materially adverse impact on the results of operations or the financial condition of the Company.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
   This Annual Report to Stockholders, including Management's Discussion and Analysis and the letter "To Our Shareholders", contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by such forward-looking statements. Such factors could include among others: the speed with which the Company is able to integrate its recent acquisitions; the level of oil and gas drilling and production, which affects demand for the Company's petroleum products; pricing of Gardner Denver's products; changes in the general level of industrial production and industrial capacity utilization rates in the United States, which affect demand for the Company's compressor products; and the degree to which the Company is able to penetrate niche markets.
17

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Gardner Denver Machinery Inc.

   We have audited the accompanying consolidated balance sheet of Gardner Denver Machinery Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver Machinery Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


St. Louis, Missouri
February 5, 1997
                                                                          19

                                               GARDNER DENVER MACHINERY INC.
                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                     (dollars in thousands, except per share amounts)

                                                                            Year ended December 31,
                                                               ----------------------------------------------
                                                                     1996           1995           1994
                                                                     ----           ----           ----
Revenues                                                          $ 218,000        191,541        175,854
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)          148,191        132,876        126,802
   Depreciation and amortization                                      8,097          8,263         12,908
   Selling and administrative expenses                               30,169         25,632         25,994
   Interest expense                                                   3,104          4,950          4,667
   Nonrecurring expense (Note 14)                                      ----           ----         99,710
                                                                  ---------       --------       --------
                                                                    189,561        171,721        270,081
                                                                  ---------       --------       --------

Income (loss) before income taxes                                    28,439         19,820        (94,227)
Provision (benefit) for income taxes                                 11,533          8,226         (4,612)
                                                                  ---------       --------       --------

Net income (loss)                                                 $  16,906         11,594        (89,615)
                                                                  =========       ========       ========

Earnings (loss) per share                                         $    1.66           1.19          (9.61)
                                                                  =========       ========       ========







The accompanying notes are an integral part of this statement.

20

                                           GARDNER DENVER MACHINERY INC.
                                            CONSOLIDATED BALANCE SHEET

                                    (dollars in thousands, except per share amounts)

                                                                               December 31,
                                                                  -------------------------------------
                                                                           1996            1995
                                                                           ----            ----
ASSETS
Current Assets:
 Cash and equivalents                                                    $  8,610          1,869
 Receivables (net of allowance for doubtful accounts
   of $2,935 in 1996 and $2,405 in 1995)                                   47,547         39,933
 Inventories                                                               47,882         46,318
 Deferred income taxes                                                      2,910           ----
 Other                                                                      2,186          2,217
                                                                         --------        -------
   Total current assets                                                   109,135         90,337
                                                                         --------        -------

Plant and equipment, net                                                   33,710         32,184
Intangibles, net                                                           70,304         41,264
Deferred income taxes                                                      18,437         17,808
Other assets                                                                4,170          2,658
                                                                         --------        -------
   Total assets                                                          $235,756        184,251
                                                                         ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt                                    $    932          1,441
 Accounts payable and accrued liabilities                                  48,348         29,675
 Deferred income taxes                                                       ----            486
                                                                         --------        -------
   Total current liabilities                                               49,280         31,602
                                                                         --------        -------

Long-term debt, less current maturities                                    55,069         36,661
Postretirement benefits other than pensions                                56,662         60,108
Other long-term liabilities                                                   627            646
                                                                         --------        -------
   Total liabilities                                                      161,638        129,017
                                                                         --------        -------

Stockholders' equity:
 Common stock, $.01 par value; 50,000,000 shares authorized;
   9,864,842 and 9,618,348 shares issued and outstanding in 1996
   and 1995, respectively                                                      99             96
 Capital in excess of par value                                           135,161        133,127
 Retained deficit                                                         (61,083)       (77,989)
 Cumulative translation adjustment                                            (59)          ----
                                                                         --------        -------
   Total stockholders' equity                                              74,118         55,234
                                                                         --------        -------
    Total liabilities and stockholders' equity                           $235,756        184,251
                                                                         ========        =======




The accompanying notes are an integral part of this statement.

                                                                          21

                                                     GARDNER DENVER MACHINERY INC.
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                         (dollars in thousands)

                                                                   Capital In                    Cumulative     Total
                                                       Common      Excess of        Retained    Translation  Stockholders'
                                                       Stock       Par Value         Deficit     Adjustment     Equity
                                                       -----------------------------------------------------------------
Balance January 1, 1994                               $  ----       132,349            ----           ----       132,349
Net loss prior to spin-off                                              (32)             32                         ----
Stock issued in connection with spin-off                   93           (93)                                        ----
Balanced transferred to Cooper in connection
  with spin-off                                                      (1,204)                                      (1,204)
Stock issued for Company match to Savings Plan
  and options                                               1           764                                          765
Net loss                                                                            (89,615)                     (89,615)
                                                     --------      --------        --------       --------      --------
Balance December 31, 1994                             $    94       131,784         (89,583)          ----        42,295

Stock issued for Company match to Savings Plan
  and options                                               2         1,343                                        1,345
Net income                                                                           11,594                       11,594
                                                     --------      --------        --------       --------      --------
Balance December 31, 1995                             $    96       133,127         (77,989)          ----        55,234

Stock issued for Company match to Savings Plan
  and options                                               3         2,034                                        2,037
Net income                                                                           16,906                       16,906
Cumulative translation adjustment                                                                      (59)          (59)
                                                     --------      --------        --------       --------      --------
Balance December 31, 1996                             $    99       135,161         (61,083)           (59)       74,118
                                                     ========      ========        ========       ========      ========





The accompanying notes are an integral part of this statement.

22

                                                  GARDNER DENVER MACHINERY INC.
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      (dollars in thousands)
                                                                              Year ended December 31,
                                                                     ----------------------------------------
                                                                           1996        1995           1994
                                                                           ----        ----           ----
Cash flows from operating activities:
 Net income (loss)                                                      $  16,906     11,594        (89,615)
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Depreciation                                                            5,444      6,207          7,757
    Amortization                                                            2,653      2,056          5,151
    LIFO liquidation income, net of provision for
      obsolete and slow-moving inventory                                     (627)    (1,134)          (434)
    Stock issued for employee benefit plans                                 1,389      1,306            701
    Nonrecurring expense (Note 14)                                           ----       ----         99,710
    Deferred income taxes                                                     456      6,578         (8,700)
    Changes in assets and liabilities:
      Receivables                                                           3,155     (4,851)            54
      Inventories - current                                                 7,210     10,322        (25,364)
      Accounts payable and accrued liabilities                                837     (1,440)           287
      Inventories - long-term                                                ----       ----         29,923
      Other assets and liabilities, net                                    (3,493)    (5,662)        (1,991)
                                                                        ---------   --------       --------
          Net cash provided by operating activities                        33,930     24,976         17,479
                                                                        ---------   --------       --------

Cash flows from investing activities:
 Business acquisitions (net of cash)                                      (34,845)      ----           ----
 Capital expenditures                                                      (4,171)    (3,289)        (4,267)
 Disposals of plant and equipment                                             735      4,376          1,082
                                                                        ---------   --------       --------
          Net cash (used for) provided by investing activities            (38,281)     1,087         (3,185)
                                                                        ---------   --------       --------

Cash flows from financing activities:
 Principal payments on long-term debt                                     (52,556)   (67,357)       (80,342)
 Proceeds from long-term borrowings                                        63,000     40,000         70,500
 Debt issuance costs                                                         ----       (205)          ----
 Proceeds from stock options                                                  648         38             63
 Transferred to Cooper                                                       ----       ----         (1,204)
                                                                        ---------   --------       --------
          Net cash provided by (used for) financing activities             11,092    (27,524)       (10,983)
                                                                        ---------   --------       --------

Increase (decrease) in cash and equivalents                                 6,741     (1,461)         3,311
Cash and equivalents, beginning of year                                     1,869      3,330             19
                                                                        ---------   --------       --------
Cash and equivalents, end of year                                       $   8,610      1,869          3,330
                                                                        =========   ========       ========





The accompanying notes are an integral part of this statement.

                                                                          23

                        GARDNER DENVER MACHINERY INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (dollars in thousands, except per share amounts)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
   The accompanying financial statements reflect the operations of Gardner Denver Machinery Inc. ("Gardner Denver" or the "Company"). Gardner Denver was a wholly-owned subsidiary of Cooper Industries, Inc. ("Cooper") until April 15, 1994, when Cooper declared a distribution of shares of common stock of Gardner Denver.
   Certain prior year amounts have been reclassified to conform with the current year presentation.
   All shares of common stock and per share amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on January 15, 1997 to stockholders of record at the close of business on December 27, 1996.

PRINCIPLES OF CONSOLIDATION
   The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in entities in which the Company has twenty percent to fifty percent ownership are accounted for by the equity method.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION
   The Company recognizes revenues when goods are shipped to a customer.

INVENTORIES
   Inventories are carried at the lower of cost or market value, primarily using the last-in, first-out (LIFO) method.

PLANT AND EQUIPMENT
   Plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings -10 to 45 years; machinery and equipment -10 to 12 years; and tooling, dies, patterns, etc.-5 years.

INTANGIBLES
   Intangibles consist primarily of goodwill related to the various purchase acquisitions that comprise the Company's business. Goodwill is amortized on a straight-line basis over the period estimated to be benefited, not exceeding 40 years. The Company assesses the recoverability of an intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through related estimated undiscounted future cash flows.

INCOME TAXES
   The Company has determined tax expense and other deferred tax information in compliance with the provisions of SFAS No.109 (Accounting for Income Taxes), which requires accounting for income taxes based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting. For the period January 1, 1994 through April 15, 1994, the Company was included in Cooper's consolidated tax returns. Income taxes were provided as if the Company was a stand-alone business filing a separate tax return.

RESEARCH AND DEVELOPMENT
   Costs for research and development are expensed as incurred and were $2,405, $1,316 and $1,002 for the years ended December 31, 1996, 1995, and
1994, respectively.

EARNINGS PER SHARE
   The 1996 and 1995 earnings per share were calculated based on 10,196,220 and 9,776,532 weighted shares outstanding, respectively.
24

                         GARDNER DENVER MACHINERY INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACQUISITIONS
   On August 9, 1996, the Company purchased 100% of the issued and outstanding stock of Gardner Denver Holdings Inc., formerly NORAMPTCO, Inc. ("GDHI") for $26.8 million. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition and resulted in cost in excess of net assets acquired of $26.4 million. As a result of the stability of the product technology, markets and customers, this amount is being amortized over 40 years using the straight-line method.
   The following presents the unaudited pro forma consolidated results of operations as if this acquisition had occurred at the beginning of the years presented. The results are not necessarily indicative of what would have occurred had this transaction been consummated as of the beginning of the fiscal year presented or of future operations of the consolidated companies. The Company's pro forma results of operations for the twelve months ended December 31, 1996 were: revenues of $241.5 million, income before income taxes of $30.0 million, net income of $17.8 million and earnings per share of $1.75. The Company's pro forma results of operations for the twelve months ended December 31, 1995 were: revenues of $232.9 million, income before income taxes of $21.5 million, net income $12.3 million and earnings per share of $1.26.
   On August 14, 1996, the Company purchased 100% of the issued and outstanding stock of TCM Investments, Inc. ("TCM") for $7.2 million. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition and resulted in cost in excess of net assets acquired of $4.1 million. As a result of the stability of TCM's products, markets and customers, this amount is being amortized over 40 years using the straight-line method.
   Both acquisitions have been accounted for by the purchase method, and accordingly, the results of operations of GDHI and TCM are included in the Company's Consolidated Statement of Operations from the dates of acquisition. Certain estimates of fair market value of assets received and liabilities assumed were made with adjustments to each separate company's historical financial statements. These adjustments included estimates of various expenditures planned by management totaling $6.2 million to fully integrate the acquisitions into Gardner Denver's operations. For the year ended December 31, 1996, $0.1 million has been charged against this reserve for expenses incurred for this integration. These estimates and adjustments have not yet been finalized.

NOTE 3: INVENTORIES

                                                                       December 31,
                                                             -----------------------------
                                                                  1996            1995
                                                                  ----            ----
Raw materials                                                   $  7,787          7,398
Work-in-process                                                    8,676          6,702
Finished goods, including parts and subassemblies                 49,408         47,334
Perishable tooling and supplies                                    2,644          3,096
                                                                --------       --------
                                                                  68,515         64,530
Excess of current standard costs over LIFO costs                 (11,543)       (10,606)
Allowance for obsolete and slow-moving inventory                  (9,090)        (7,606)
                                                                --------       --------
  Total net inventories                                         $ 47,882         46,318
                                                                ========       ========

   During 1996, 1995 and 1994, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 1996 and 1995 by $1,213 and $1,619, respectively, and to decrease the net loss by $840 in 1994. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1994 through 1996, the LIFO liquidation income was recorded in the fourth quarter.
                                                                          25

                                  GARDNER DENVER MACHINERY INC.
                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: PLANT AND EQUIPMENT AND INTANGIBLES

                                                                      December 31,
                                                            ------------------------------
                                                                  1996            1995
                                                                  ----            ----
Plant and equipment:
  Land and land improvements                                   $   2,753          2,412
  Buildings                                                       25,695         23,806
  Machinery and equipment                                         66,273         61,646
  Tooling, dies, patterns, etc.                                   25,493         25,276
  Other                                                           10,870         10,067
  Construction in progress                                           808          2,086
                                                               ---------       --------
                                                                 131,892        125,293
  Accumulated depreciation                                       (98,182)       (93,109)
                                                               ---------       --------
    Net plant and equipment                                    $  33,710         32,184
                                                               =========       ========

Intangibles:
  Goodwill                                                     $  85,092         54,490
  Other                                                            1,372          1,159
                                                               ---------       --------
                                                                  86,464         55,649
  Accumulated amortization                                       (16,160)       (14,385)
                                                               ---------       --------
    Net intangibles                                            $  70,304         41,264
                                                               =========       ========


NOTE 5: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                      December 31,
                                                            ------------------------------
                                                                  1996           1995
                                                                  ----           ----
Accounts payable - trade                                       $ 12,993         10,860
Checks issued and outstanding                                     2,535          1,333
Salaries, wages and related fringe benefits                       4,590          3,175
Accrued purchase accounting reserves                              6,083           ----
Product liability, workers' compensation and other insurance      3,346          3,346
Accrued warranty                                                  2,618          2,752
Accrued legal and environmental expenses                          2,613          3,158
Accrued pension liability                                         4,224           ----
Other                                                             9,346          5,051
                                                               --------        -------
    Total accounts payable and accrued liabilities             $ 48,348         29,675
                                                               ========        =======

26

                      GARDNER DENVER MACHINERY INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: EMPLOYEE BENEFIT PLANS
   The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans which are noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act.
   The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement.
   Retirement plan expenses are as follows:

                                                                       Year ended December 31,
                                                               ---------------------------------------
                                                                  1996            1995           1994
                                                                  ----            ----           ----
Defined benefit plans:
  Service cost - benefits earned during the year               $     962            527            891
  Interest cost on projected benefit obligation                    2,850          2,901          2,497
  Actual return on assets                                         (6,264)        (9,689)        (1,345)
  Net amortization and deferral                                    2,311          6,524         (2,104)
                                                               ---------       --------       --------
    Net pension (income) expense                                    (141)           263            (61)
Defined contributions plans                                        1,981          2,260          2,286
                                                               ---------       --------       --------
    Total retirement plan expense                              $   1,840          2,523          2,225
                                                               =========       ========       ========

   The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans as of December 31, 1996 and 1995, follow:

                                                                Plans with Assets in    Plans with Accumulated
                                                                Excess of Accumulated   Benefits in Excess of
                                                                       Benefits                Assets
                                                                --------------------     ------------------
                                                                     December 31,           December 31,
                                                                --------------------     ------------------
                                                                  1996        1995        1996         1995
                                                                  ----        ----        ----         ----
Vested benefit obligation                                       $ 36,804      39,153       8,831        169
                                                                ========    ========     =======      =====
Accumulated benefit obligation                                  $ 38,496      41,206       9,324        169
                                                                ========    ========     =======      =====
Projected benefit obligation                                    $ 39,322      42,360       9,919        169

Plan assets at fair value                                         45,860      44,578       5,940       ----
                                                                --------    --------     -------      -----
Plan assets in excess of (less than) projected
  benefit obligation                                               6,538       2,218      (3,979)      (169)
Unrecognized net (gain) loss                                      (5,695)     (1,164)       (203)        46
Unrecognized net (asset) liability from adoption date               (656)       (875)         75         85
Unrecognized prior service cost                                      297         (35)       ----       ----
Adjustment required to recognize minimum liability                  ----        ----        (117)      (131)
                                                                --------    --------     -------      -----
Pension asset (liability) at end of year                        $    484         144      (4,224)      (169)
                                                                ========    ========     =======      =====

                                                                                  Computational Assumptions

                                                                                                       Projected Benefit
                                                                          Net Pension Cost                Obligation
                                                                            December 31,                 December 31,
                                                                   -----------------------------       ----------------
                                                                   1996        1995        1994        1996        1995
                                                                   ----        ----        ----        ----        ----
Discount rate                                                      7.00%       7.00%       8.25%       7.50%       7.00%
Rate of increase in compensation levels                            5.50%       5.50%       5.00%       5.50%       5.50%
Expected long-term rate of return on assets                        8.50%       8.50%       8.50%       ----        ----

                                                                          27

                         GARDNER DENVER MACHINERY INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in the Company's Retirement Savings Plan (the "Savings Plan"), which is intended to meet the requirements of Section 401(k) of the Internal Revenue Code (the "Code"). The Company's matching contributions are in the form of the Company's common stock that has been authorized for issuance under the Savings Plan.

STOCK-BASED COMPENSATION PLANS
   Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 1,500,000 shares of common stock has been reserved for issuance under the Incentive Plan. Through December 31, 1996, the Company has granted options on 1,088,002 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. One-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1993, 1994, and 1995 expire five years after the date of grant. The options granted to employees in 1996 expire ten years after the date of grant.
   Under the Incentive Plan, each nonemployee director is automatically granted an option to purchase 2,000 shares of common stock on the day after each annual meeting of stockholders. These options are granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant and expire five years after the date of grant. Each nonemployee director was also granted an option for 4,000 shares of common stock upon the spin-off from Cooper, at an exercise price of $4.50. These latter options became exercisable on April 15, 1995 and expire April 15, 1999.
   The Company has an employee stock purchase plan (the "Stock Purchase Plan") and has reserved 450,000 shares for issuance. All eligible employees who enroll in an offering receive options to purchase shares of common stock at the lesser of 90% of the fair market price of the stock on the offering date or 100% of the fair market price on the exercise date. The fair market price for a share of common stock on the most recent offering date was $8.53 and the current offering price under the Stock Purchase Plan is $7.68 per share. The first exercise date is in November 1997. At December 31, 1996, employees had enrolled to purchase 188,744 shares.
   The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB Opinion No. 25. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires pro forma disclosure of the impact on earnings if compensation cost for these plans had been determined consistent with this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

                                                         1996            1995
                                                         ----            ----
                     Net income     As reported        $ 16,906         11,594
                                    Pro forma          $ 16,328         11,389
                     EPS            As reported        $   1.66           1.19
                                    Pro forma          $   1.60           1.17

28

                           GARDNER DENVER MACHINERY INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
   A summary of the status of the Company's Incentive Plan at December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented in the table and narrative below (shares in thousands):

                                                              1996                    1995                      1994
                                                     ----------------------   ----------------------   ----------------------
                                                                 Wtd. Avg.                Wtd. Avg.                Wtd. Avg.
                                                                 Exercise                 Exercise                 Exercise
                                                     Shares        Price      Shares        Price      Shares        Price
                                                     ------      ----------   ------      ----------   ------      ----------
Options outstanding, beginning of year                 816        $ 5.00        431        $ 4.53        450        $ 4.50
Granted                                                256         13.16        421          5.44         32          4.91
Exercised                                             (148)         4.78        (26)         4.50        ---          ----
Forfeited                                              (10)         5.13        (10)         5.03        (51)         4.50
                                                      ----                     ----                     ----
Options outstanding, end of year                       914          7.32        816          5.00        431          4.53
Options exercisable, end of year                       387          4.79        260          4.52        133          4.50
Weighted average fair value of options granted                      7.56                     2.06                     1.74

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996 (shares in thousands):

                                        Options Outstanding                            Options Exercisable
                          ------------------------------------------------        ----------------------------
                                            Wtd. Avg.
                             Number         Remaining            Wtd. Avg.           Number          Wtd. Avg.
    Range of              Outstanding      Contractual           Exercise         Exercisable        Exercise
 Exercise Prices          at 12/31/96         Life                 Price          at 12/31/96          Price
 ---------------          -----------      -----------           ---------        -----------        ---------
$    4.50                     271             2.0 years         $   4.50               271          $   4.50
     5.31                      11             3.0                   5.31                 7              5.31
     5.38-7.56                376             3.2                   5.43               109              5.49
    13.00-13.88               256             9.2                  13.16              ----              ----

   The fair value of each option grant under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.8% and 6.6%; expected lives of 8.8 and 3.3 years; and expected volatility of 35%. No dividends payments are included in this valuation.

NOTE 7: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
   Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees will not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive health care benefits after retirement. All of the Company's postretirement medical plans are unfunded.
                                                                          29

                                            GARDNER DENVER MACHINERY INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 Accumulated            Items Not Yet                 Amounts Per
                                                Postretirement           Recorded In              Financial Statements
                                              Benefit Obligation     Financial Statements         --------------------
                                                  (APBO)             --------------------
                                                  ------                                        Liability for       Net
                                                                    Prior                      Postretirement      Annual
                                                                   Service       Actuarial     Benefits Other      Expense
                                                                     Cost         Net Gain      Than Pensions     (Income)
                                                                     ----         --------      -------------     --------
Balances - December 31, 1994                     $  (30,304)        (10,000)        (23,400)        (63,704)        1,500
                                                 ==========      ==========      ==========      ==========    ==========

1995 Plan Activity:
  Service cost                                         (100)                                                          100
  Interest cost                                      (2,500)                                                        2,500
  Benefit payments                                    2,096                                           2,096
  Actuarial net gain                                  2,159                          (2,159)
  Amortization of unrecognized prior service
    cost                                                              1,200                                        (1,200)
  Amortization of actuarial net gain                                                  2,900                        (2,900)
  Net annual income                                                                                   1,500
                                                 ----------      ----------      ----------      ----------    ----------
Balances - December 31, 1995                     $  (28,649)         (8,800)        (22,659)        (60,108)       (1,500)
                                                 ==========      ==========      ==========      ==========    ==========

1996 Plan Activity:
  Service cost                                         (100)                                                          100
  Interest cost                                      (1,800)                                                        1,800
  Benefit payments                                    2,081                                           2,081
  Actuarial net gain                                  1,046                          (1,046)
  Amortization of unrecognized prior service
    cost                                                              1,200                                        (1,200)
  Amortization of actuarial net gain                                                  2,800                        (2,800)
  Net annual income                                                                                   2,100
  Impact of acquisitions                               (735)                                           (735)
                                                 ----------      ----------      ----------      ----------    ----------

Balances - December 31, 1996                     $  (28,157)         (7,600)        (20,905)        (56,662)       (2,100)
                                                 ==========      ==========      ==========      ==========    ==========

                                                                             1996                              1995
                                                                             ----                              ----
Amount of APBO related to:
  Retired employees                                                        $(26,293)                          (26,849)
  Employees eligible to retire                                               (1,477)                           (1,599)
  Other employees                                                              (220)                             (201)
Actuarial assumptions:
  Discount rate                                                                 7.5%                              7.0%
  Ensuing year to 2005-health care cost trend rate      Pre-65: 8.0% ratable to 5.5%      Pre-65: 8.5% ratable to 5.5%
                                                       Post-65: 7.5% ratable to 5.5%     Post-65: 7.5% ratable to 5.5%
  Effect of 1% change in health care cost trend rate:
   Increased year-end APBO                                                        9%                                8%
   Increased expense                                                              9%                               15%

NOTE 8: STOCKHOLDERS' EQUITY
   At December 31, 1996 and 1995, 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value Preferred Stock were authorized. Shares of common stock issued and outstanding at December 31, 1996 and 1995, were 9,864,842 and 9,618,348, respectively. No shares of Preferred Stock are issued or outstanding at December 31, 1996 or 1995. The shares of Preferred Stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors.
30

                                    GARDNER DENVER MACHINERY INC.
                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                            December 31,
                                                                      -----------------------
                                                                         1996           1995
                                                                         ----           ----
Credit Facility, due 1999 <F1>                                        $  18,000        35,000
Unsecured senior note, due 2006 <F2>                                     35,000          ----
Fixed rate industrial revenue bond, due 2000 <F3>                         1,329          ----
Variable rate industrial revenue bond, due 1997 <F4>                        300         1,500
5.0% Note, due 2001                                                       1,011         1,184
3.0% Industrial development note, due 2001                                  350           418
Other                                                                        11          ----
                                                                      ---------      --------
                                                                         56,001        38,102
Current maturities                                                         (932)       (1,441)
                                                                      ---------      --------
Long-term portion                                                     $  55,069        36,661
                                                                      =========      ========

<F1>  The facility was effective November 30, 1995.  The interest rate varies with market rates for prime, CD's and/or LIBOR and the Company's debt to adjusted income ratio. As of December 31, 1996 and 1995, this rate was 6.2% and 6.5%, respectively, and averaged 6.2% and 6.5% for the years ended December 31, 1996 and 1995, respectively.

<F2>  On September 26, 1996, the Company entered into an unsecured senior note agreement at a fixed interest rate of 7.3%. This debt matures in ten years and requires equal annual principal payments for seven years beginning September 26, 2000.

<F3>  The fixed rate industrial revenue bond carries interest at 8.0% and is secured by a letter of credit which guarantees the outstanding principal. This bond was assumed by the Company at the acquisition of GDHI.

<F4>  Interest at 63% of the prime rate, averaged 5.0% and 5.6% for 1996 and
      1995, respectively.

   In September 1996, the Company obtained additional financing by entering into an unsecured senior note agreement for $35,000. This debt has a ten-year final, seven-year average maturity with principal payments beginning in 2000. In November 1995, the Company refinanced its existing bank debt with a three-year revolving loan. This revolving loan permits two one-year extensions. On September 30, 1996, the Company requested, and its lenders agreed to, the first such extension. Both of the Company's borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios. The total available credit line is $65,000, with $18,000 outstanding at December 31, 1996, leaving $47,000 available for additional borrowings or to issue as letters of credit. The total debt balance will mature on November 30, 1999. Maturities of long-term debt for the five years subsequent to December 31, 1996 are $932, $676, $18,586, $5,526 and $5,281, respectively.
   Total interest expense during 1996, 1995 and 1994 was $3,104, $4,950 and $4,667, respectively. Interest paid for 1996, 1995 and 1994 was $2,423,
$5,348 and $3,765, respectively.
   The rentals for all operating leases were $1,519, $1,351 and $1,471 in 1996, 1995 and 1994, respectively.

NOTE 10: INDUSTRY SEGMENTS
   The Company's operations are organized into two segments, Compressed Air Products and Petroleum Products. The Compressed Air Products segment designs, manufactures, markets and services rotary screw and reciprocating compressors and blowers to serve all aspects of the industrial air market. The markets served are primarily the United States, but a growing portion of revenue is from exports. The Petroleum Products segment designs, manufactures, markets and services a diverse group of pump products used in oil and gas production, well servicing, well stimulation and oil and gas drilling markets.
                                                                          31

                         GARDNER DENVER MACHINERY INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              Revenues                Operating Earnings              Identifiable Assets
                                      Year ended December 31,       Year ended December 31,               December 31,
                                    ---------------------------    --------------------------     --------------------------
                                       1996      1995    1994        1996       1995     1994        1996     1995      1994
                                       ----      ----    ----        ----       ----     ----        ----     ----      ----
Compressed Air Products             $ 188,027  171,926  153,919    $ 30,399    27,836   16,652    $ 166,987  132,877  138,184
Petroleum Products                     29,973   19,615   21,935       2,258    (1,432)  (5,298)      38,812   31,697   37,901
                                    ---------  -------  -------    --------    ------  -------    ---------  -------  -------
  Total                             $ 218,000  191,541  175,854      32,657    26,404   11,354      205,799  164,574  176,085
                                    =========  =======  =======
Interest expense                                                     (3,104)   (4,950)  (4,667)
Nonrecurring expense <F1>                                              ----      ----  (99,710)
General corporate                                                    (1,114)   (1,634)  (1,204)      29,957   19,677   27,230
                                                                   --------    ------  -------    ---------  -------  -------
  Income (loss) before income taxes                                  28,439    19,820  (94,227)
                                                                   ========    ======  =======
  Total assets                                                                                    $ 235,756  184,251  203,315
                                                                                                  =========  =======  =======

<F1> See Note 14 of the Notes to Financial  Statements for further information. In 1994, nonrecurring expense of $31,394 related to the Compressed Air Products segment while $68,316 related to the Petroleum Products segment.


                                                                            Year ended December 31,
                                                                    -------------------------------------
                                                                     1996            1995           1994
                                                                     ----            ----           ----
Income from reductions of inventory quantities resulting in
  liquidations of LIFO inventory layers included in operating earnings above:
   Compressed Air Products                                          $ 1,164          1,762            579
   Petroleum Products                                                   857            691            798
                                                                    -------        -------        -------
     Total                                                          $ 2,021          2,453          1,377
                                                                    =======        =======        =======
Provision for obsolete and slow-moving inventory included in operating earnings and nonrecurring expense above:
   Compressed Air Products                                          $ 1,048             58           ----
   Petroleum Products                                                   750            231         14,400
                                                                    -------        -------        -------
     Total                                                          $ 1,798            289         14,400
                                                                    =======        =======        =======
Depreciation and amortization included in operating earnings above:
   Compressed Air Products                                          $ 7,043          7,143          9,794
   Petroleum Products                                                 1,054          1,120          3,114
                                                                    -------        -------        -------
     Total                                                          $ 8,097          8,263         12,908
                                                                    =======        =======        =======
Capital expenditures:
   Compressed Air Products                                          $ 3,510          2,987          3,713
   Petroleum Products                                                   661            302            554
                                                                    -------        -------        -------
     Total                                                          $ 4,171          3,289          4,267
                                                                    =======        =======        =======

Sales outside the United States were comprised of the following:

                                                                            Year ended December 31,
                                                                    -------------------------------------
                                                                     1996           1995            1994
                                                                     ----           ----            ----
Sold to unaffiliated companies in:
   Asia                                                             $14,937         10,311         12,016
   Canada                                                            14,282         14,240         10,854
   Latin America                                                     10,434          8,563          8,103
   Europe                                                             9,787          5,934          3,845
   Other                                                              4,109          2,582          1,871
                                                                   --------        -------        -------
                                                                    $53,549         41,630         36,689
                                                                   ========        =======        =======

32

                         GARDNER DENVER MACHINERY INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: INCOME TAXES

                                                             Year ended December 31,
                                                    --------------------------------------
                                                      1996            1995            1994
                                                      ----            ----            ----
Income taxes:
  Current:
   U.S. federal                                     $  9,422          1,437          3,563
   U.S. state and local                                1,385            211            525
                                                    --------       --------       --------
                                                      10,807          1,648          4,088
  Deferred:
   U.S. federal                                          633          5,735         (7,585)
   U.S. state and local                                   93            843         (1,115)
                                                    --------       --------       --------
                                                         726          6,578         (8,700)
                                                    --------       --------       --------

   Income tax expense (benefit)                     $ 11,533          8,226         (4,612)
                                                    ========       ========       ========

Items giving rise to deferred income taxes:
  Excess of tax over book depreciation              $    (16)        (1,992)           (18)
  Reserves and accruals                                  351           (380)        (1,322)
  LIFO inventory                                      (1,057)         3,942         (6,139)
  LaGrange foundry write-down                           ----          1,600         (1,600)
  Software write-off                                    (194)          (105)          (244)
  VEBA trust                                            (202)           585           ----
  Other                                                1,844          2,928            623
                                                    --------       --------       --------
   Deferred income taxes                            $    726          6,578         (8,700)
                                                    ========       ========       ========

The differences between the provision (benefit)
  for income taxes and income taxes using the U.S.
  federal income tax rate were as follows:
   Income tax provision at 35% (34% for 1995 and
     1994)                                          $  9,953          6,739        (32,037)
   State and local income taxes                        1,238            989           (587)
   Nondeductible goodwill                                592            480         28,115
   Other (net)                                          (250)            18           (103)
                                                    --------       --------       --------
     Total                                          $ 11,533          8,226         (4,612)
                                                    ========       ========       ========
       Total income taxes paid                      $  9,839          4,284          4,325
                                                    ========       ========       ========

                                                          December 31,
                                                  ------------------------
                                                     1996            1995
                                                     ----            ----
Components of deferred tax balances:
  Deferred tax liabilities:
   LIFO inventory                                 $  (4,968)        (5,808)
   Plant and equipment                               (3,667)        (3,982)
   VEBA trust                                          (383)          (585)
   Other                                             (2,596)        (2,230)
                                                  ---------       --------
     Total deferred tax liabilities                 (11,614)       (12,605)
  Deferred tax assets:
   Reserves and accruals                             10,695          6,338
   Postretirement benefits other than pensions       22,106         23,442
   Other                                                160            147
                                                  ---------       --------
     Total deferred tax assets                       32,961         29,927
                                                  ---------       --------
       Net deferred tax assets                    $  21,347         17,322
                                                  =========       ========

                                                                          33

                        GARDNER DENVER MACHINERY INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company's operations were included in the consolidated U.S. federal and certain combined and separate state income tax returns of Cooper for the period from January 1, 1994 through April 15, 1994. The tax provisions and tax liabilities presented have been determined as if the Company's operations were a stand-alone business filing a separate tax return for the full year of 1994.

NOTE 12: RELATED PARTY TRANSACTIONS
  For the periods presented up to April 15, 1994, the Company received services provided by Cooper which included employee benefits administration, cash management, risk management, certain legal services, public relations, domestic tax reporting and internal and domestic external audit. The costs associated with these services were allocated to the Company based on the ratio of the Company's revenues to consolidated revenues of Cooper.
  Pursuant to the Asset Transfer Agreement between the Company and Cooper, Cooper was entitled to the net income of the Company plus or minus the changes in the balance sheet from September 30, 1993 through April 15, 1994. For 1994, the Company distributed $1,204 to Cooper as settlement of the Asset Transfer Agreement.
  The Company sold products to Cooper on third-party terms that amounted to $927 for the period from January 1, 1994 through April 15, 1994.

NOTE 13: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS


OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK
  At December 31, 1996, the Company had two interest rate swap agreements with a commercial bank (the "Counter Party") outstanding, having a cumulative notional principal amount of $30,000. The swaps provide an average fixed LIBOR rate of 6%. One interest rate swap terminated in November 1996, but was extended for one additional year at the option of the Counter Party. The second interest rate swap terminates in November 1997, but may also be extended for one additional year at the option of the Counter Party. The Company is exposed to credit loss in the event of nonperformance by the Counter Party to the interest rate swap agreements. However, the Company does not anticipate such nonperformance.
  Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, at December 31, 1996, the Company does not consider itself to have any significant concentrations of credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS
  The Company's financial instruments consist primarily of trade receivables, trade payables, debt instruments and the swap agreements. The book values of these instruments are considered to be representative of their respective fair values. The interest rate swap agreements are not valued in the financial statements and any incremental interest expense or income generated is accrued as incurred. The market value of these agreements was $159 at December 31, 1996.
34

                      GARDNER DENVER MACHINERY INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: NONRECURRING EXPENSE
  The Company's 1994 results of operations included expenses from nonrecurring items highlighted in the following table:

                                                                                   Impact On 1994
                                                                           -------------------------------
                                                                             Earnings
                                                                           before taxes         Net income
                                                                           ------------         ----------
Write-off of goodwill associated with discontinued product lines             $ 72,126              72,126
Inventory write-off for discontinued product lines                             14,400               8,784
Inventory disposal costs for discontinued product lines                         2,200               1,342
Loss on sale of LaGrange foundry                                                3,911               2,390
Write-off of goodwill associated with the LaGrange foundry                      6,089               6,089
Write-off of computer software not expected to be fully utilized                  984                 600
                                                                             --------            --------
   Total                                                                     $ 99,710              91,331
                                                                             ========            ========

  Two product lines were discontinued: the Joy(R) screw compressor product offering and the petroleum drilling rig component business. The drilling rig component business and inventory was sold in December 1995. The sale of the LaGrange foundry was also completed in December 1995.

NOTE 15: CONTINGENCIES

The Company has been identified as a potentially responsible party ("PRP") with respect to various sites designated for cleanup under various state and federal laws. Gardner Denver does not own any of these sites. Current estimates of the Company's remaining maximum exposure before reimbursement by other PRPs are in a range between $1,500 and $3,500. The Company believes that the costs related to these sites will not have a materially adverse effect on its results of operations, financial condition or liquidity. In addition to the environmental matters, the Company is a party to various other legal proceedings and administrative actions, most of which are of an ordinary or routine nature, incidental to the operations of the Company. However, one lawsuit alleges misappropriation of trade secrets and interference with contractual relations. The lawsuit requests $4,660 in compensatory damages and an unspecified amount of punitive damages. As of December 31, 1996, the trial court has dismissed one of the complaint's six counts against the Company and excluded the plaintiff's recovery of attorney's fees as compensatory damages. The Company believes that the outcome of this litigation will not have a materially adverse effect on its results of operations, financial condition or liquidity.

NOTE 16: UNAUDITED QUARTERLY OPERATING RESULTS

                                                                              1996
                                                    ------------------------------------------------------
                                                        1              2              3             4 <F2>
                                                       ---            ---            ---            ------
Revenues                                            $ 48,569         48,914         56,519         63,998
Gross margin <F1>                                     15,013         14,938         17,542         22,316
Net income                                             3,861          3,691          3,735          5,619
Earnings per share                                  $   0.39           0.36           0.37           0.54

                                                                              1995
                                                    ------------------------------------------------------
                                                        1              2              3             4 <F2>
                                                       ---            ---            ---            ------
Revenues                                            $ 49,974         49,215         44,894         47,458
Gross margin <F1>                                     14,917         13,851         12,991         16,906
Net income                                             2,801          2,472          1,882          4,439
Earnings per share                                  $   0.29           0.26           0.19           0.45

  <F1> Gross margin equals revenues less cost of sales.

  <F2> Includes an increase in net income in 1996 and 1995 of $1,213 and
       $1,619, respectively, related to LIFO inventory liquidations.

                                                                          35

                            SHAREHOLDER INFORMATION

STOCK INFORMATION
  Gardner Denver's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol GDMI. On January 15, 1997, the Company effected a two-for-one stock split in the form of a stock dividend. The quarterly high and low sales prices for the Company's common stock for the most recent two years, adjusted to reflect this stock split, as reported by The Nasdaq Stock Market, are as follows:


 High/Low                      Qtr 1                      Qtr 2                    Qtr 3                      Qtr 4
------------------------------------------------------------------------------------------------------------------------
  1996                  $ 11-7/8 - $ 8-3/4           14-1/8 - 10-3/4          15-3/4 - 12-1/4            19-3/8 - 14-5/8
  1995                  $ 6-3/16 - $ 5-1/16           9     -  5-1/2           9-1/8 -  7-1/8             9-5/8 -  7-5/8

  As of March 3, 1997, there were approximately 9,620 holders of record of Gardner Denver's Common Stock.


DIVIDENDS
  Gardner Denver has not paid a cash dividend since its spin-off from Cooper in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.


TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey  07303-2500
201-324-1225
201-222-4955 (for the hearing impaired)
E-mail address:  fctc@delphi.com
36