Form 10-K405, Exhibit 13
period 1997-12-31
GARDNER DENVER MACHINERY INC
filed 1998-03-30
CIK 916459

Gardner Denver Machinery Inc.



Financial History
(dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------
                                                                             Gardner Denver            Gardner Denver
                                                                             Machinery Inc.             Division <F1>

                                                                              Year ended December 31,
                                                             --------------------------------------------------------
                                                               1997        1996        1995      1994 <F2>     1993
                                                             --------     -------     -------    ---------    -------
INCOME STATEMENT DATA:
Revenues                                                     $291,547     218,000     191,541     175,854     158,215
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    191,617     148,191     132,876     126,802     113,273
   Depreciation and amortization                                9,662       8,097       8,263      12,908      13,942
   Selling and administrative expenses                         39,938      30,169      25,632      25,994      22,753
   Interest expense                                             3,937       3,104       4,950       4,667       2,592
   Other expense                                                  242          --          --          --          --
   Nonrecurring expense <F3>                                       --          --          --      99,710          --
                                                             --------     -------     -------     -------     -------
                                                              245,396     189,561     171,721     270,081     152,560
                                                             --------     -------     -------     -------     -------

Income (loss) before income taxes                              46,151      28,439      19,820     (94,227)      5,655
Provision (benefit) for income taxes                           18,500      11,533       8,226      (4,612)      3,859
                                                             --------     -------     -------     -------     -------

Net income (loss)                                            $ 27,651      16,906      11,594     (89,615)      1,796
                                                             ========     =======     =======     =======     =======
Basic earnings (loss) per share <F4>, <F5>                   $   1.84        1.16        0.81       (6.41)
                                                             ========     =======     =======     =======
Diluted earnings (loss) per share <F4>, <F5>                 $   1.74        1.11        0.79       (6.39)
                                                             ========     =======     =======     =======

                                                                                    December 31,
                                                             --------------------------------------------------------
                                                               1997        1996        1995        1994        1993
                                                             --------     -------     -------     -------     -------
BALANCE SHEET DATA:
Total assets                                                 $269,138     235,756     184,251     203,315     303,766
Short-term debt                                                    --          --          --          --      70,000
Long-term debt (excluding current maturities)                  51,227      55,069      36,661      56,103       4,171
Other long-term obligations                                    55,370      57,289      60,754      64,446      65,372
Stockholders' equity                                         $103,611      74,118      55,234      42,295     132,349


<F1>  During 1993, the Company operated as the Gardner Denver Industrial
      Machinery Division of Cooper Industries, Inc. (the "Gardner Denver Division"). Essentially, all of the assets and liabilities of the Gardner Denver Division were transferred to Gardner Denver Machinery Inc. ("Gardner Denver" or the "Company") at December 31, 1993.

<F2>  In 1994, through April 15, Gardner Denver Machinery Inc. was a wholly-owned subsidiary of Cooper Industries, Inc. As such, the first quarter expenses were lower than if Gardner Denver had been a stand-alone company.

<F3>  In 1994, the Company had nonrecurring expenses related to the discontinuance of product lines, write-off of goodwill and reserve for the sale of the Company's foundry.

<F4>  During 1993, when the Company operated as the Gardner Denver Division, there was no capital stock outstanding.

<F5>  Earnings per share have been adjusted for two stock splits effected in the form of stock dividends in 1997. See Note 1 of the Notes to Financial Statements.

12

Management's Discussion and Analysis

--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the financial statements and the notes thereto.

Overview

The Company's operations are organized into two separate business segments - Compressed Air Products and Petroleum Products. In the Compressed Air Products segment, the Company manufactures stationary rotary screw and reciprocating air compressors and blowers for industrial applications. The largest markets for Gardner Denver's compressors and blowers are durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; and wastewater treatment facilities. Revenues of the Compressed Air Products segment constituted approximately 78% of total revenues in 1997.
      In the Petroleum Products segment, the Company manufactures pumps used in oil and gas production, well servicing and stimulation, and oil and gas drilling. Typical applications include oil transfer, salt water disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power, and other liquid transfer requirements. Revenues of the Petroleum Products segment constituted approximately 22% of total revenues in 1997.
      The Company sells approximately 75% of its products through independent distributors and sales representatives and the remainder directly to original equipment manufacturers, engineering firms and end users.
      In 1997, Gardner Denver completed the acquisition of Oy Tamrotor Ab ("Tamrotor"). Tamrotor, formerly a subsidiary of Tamrock Corp., is located in Tampere, Finland, and designs and manufactures lubricated rotary screw compressor air ends. The addition of Tamrotor provides Gardner Denver with a manufacturing base in Europe, as well as market penetration in several European compressor markets. The acquisition provides growth opportunities through synergistic product lines and international market penetration.
      The Petroleum Products segment again had significant growth in 1997 due to the increased demand for products used in improved recovery techniques in the oil and gas industry, including the Company's high pressure pumps. The profitability of the segment continued to improve in 1997 due to cost reductions, leveraging of fixed costs and price increases. Excluding the incremental revenue from the acquisition of TCM Investments, Inc. ("TCM") in 1996, petroleum products revenues increased 70.2% during 1997 on the strength of the petroleum market, while operating earnings improved to 20.9% of revenues.
      In 1996, Gardner Denver completed two acquisitions and experienced significant revenue growth in the Petroleum Products segment. The first acquisition was NORAMPTCO, Inc. (renamed Gardner Denver Holdings Inc.), including its primary operating subsidiary, Lamson Corporation ("Lamson"), based in Syracuse, New York. Lamson designs, manufactures and sells multistage centrifugal blowers and exhausters used in various industrial and wastewater applications. The acquisition complemented the Company's product offering by enabling it to participate in the centrifugal segment of the air and gas handling industry. In addition, since centrifugal blowers operate at reduced noise levels, the acquisition allowed the Company to compete in niche markets having lower noise requirements. This acquisition is included in the Company's Compressed Air Products segment.
      The second 1996 acquisition was TCM, an oil field pump manufacturer based in Tulsa, Oklahoma. This acquisition further extended the Company's product line in well stimulation pumps, provided a physical presence in the oil field market and allowed Gardner Denver to become a sole source supplier of repair parts and remanufacturing services to some of the Company's customers. TCM is included in the Company's Petroleum Products segment.
      Performance in the Petroleum Products segment improved significantly in 1996. Excluding revenues from the TCM acquisition in 1996 and the drilling components product line which the Company sold in 1995, petroleum products revenues increased 29.8% in 1996 compared to 1995.
      The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

Gardner Denver Machinery Inc.


Management's Discussion and Analysis

------------------------------------------------------------------------------------------------
                                                                      Year ended December 31,
                                                                   -----------------------------
                                                                    1997        1996        1995
                                                                   -----       -----       -----
Revenues                                                           100.0%      100.0       100.0
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)          65.7        68.0        69.4
   Depreciation and amortization                                     3.3         3.7         4.3
   Selling and administrative expenses                              13.7        13.8        13.4
   Interest expense                                                  1.4         1.4         2.6
   Other expense                                                     0.1          --          --
                                                                   -----       -----       -----
                                                                    84.2        86.9        89.7
                                                                   -----       -----       -----

Income before income taxes                                          15.8        13.1        10.3
Provision for income taxes                                           6.3         5.3         4.3
                                                                   -----       -----       -----
Net income                                                           9.5%        7.8         6.0
                                                                   =====       =====       =====

------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

Revenues

Revenues for 1997 increased $73.5 million or 33.7% over 1996 to $291.5 million. Revenues in the Compressed Air Products segment improved 21.4% to $228.2 million, while revenues in the Petroleum Products segment increased 111.3% to $63.3 million.
      Revenues included approximately $48.7 million attributable to the incremental revenues from three acquisitions which the Company has completed since August 1996. Excluding incremental revenues from acquisitions, revenues increased approximately $24.8 million (11.4%) for the year, compared to 1996, due to significant growth in oil and gas well drilling and servicing, and continued expansion of the U.S. economy which strengthened demand for compressor products.
      Revenues in the Compressed Air Products segment increased $40.2 million in 1997. Acquisitions generated approximately $36.4 million of the increase. Excluding the incremental revenues from acquisitions, revenues for this segment increased 2.0% in 1997 compared to the previous year, primarily due to price increases. Price increases were implemented in 1997 for most products in the Compressed Air Products segment, generally offsetting cost increases. Selected volume increases resulted from expansion of industrial investment and niche compressor applications in the petroleum industry. The order backlog as of December 31, 1997 for the Company's compressor products, excluding acquisitions, increased 34.0% to $49.7 million, compared to the previous year.
      In the Petroleum Products segment, revenues increased 111.3% to $63.3 million for the year ended December 31, 1997, as compared to 1996. Incremental revenues from acquisitions generated $12.3 million of the $33.3 million increase in revenues. Significant price increases were implemented in this segment in 1997. The remaining revenue increase resulted from volume growth in oil and gas well drilling and well servicing activity. The order backlog for the Company's petroleum products, as of December 31, 1997, increased 246.8% to $32.6 million, compared to the previous year.

Costs and Expenses

Gross margins (defined as revenues less cost of sales) increased $30.1 million or 43.1% to $99.9 million in 1997 compared to 1996, as a result of the additional sales volume. Incremental gross margin due to the acquisitions accounts for $17.5 million of the increase. As a percentage of revenues, gross margins increased from 32.0% in 1996 to 34.3% in 1997. In 1997, gross margins were enhanced $1.2 million as a result of the liquidation of LIFO inventory layers, compared to $2.0 million in 1996. The Lamson acquisition positively affected the gross margin percentage, since its products are sold by commissioned sales representatives rather than through distributors which resell to the end user, resulting in higher mark-ups.
      Excluding the acquisition of Lamson and LIFO income, gross margin as a percentage of revenues improved from 30.6% in 1996 to 33.3% in 1997. The higher gross margin as a percentage of revenues was a result of the combined effects of cost reduction efforts such as manufacturing process improvements, leverage of fixed costs over higher volume and price increases.
Manufacturing process improvements included programs to reduce set-up, improve quality, reduce rework and improve production flow. Programs were also put in place in 1996 and 1997 to reduce costs for purchased parts used in the Company's products.
      Depreciation and amortization increased $1.6 million in 1997 from 1996 levels. Depreciation expense increased $0.8 million in 1997 compared to 1996, primarily as a result

--------------------------------------------------------------------------------

of acquisitions. Excluding acquisitions, depreciation declined $0.4 million, as additional assets became fully depreciated. Amortization expense increased $0.8 million or 29.2% from the prior year, primarily due to amortization of goodwill related to 1996 and 1997 acquisitions. As a percentage of revenues, depreciation and amortization declined from 3.7% in 1996 to 3.3% in 1997, due to the effect of higher revenues.
      Selling and administrative expenses increased by 32.4% to $39.9 million for 1997 from $30.2 million in 1996. As a percentage of revenues, selling and administrative expenses decreased from 13.8% in 1996 to 13.7% in 1997. Newly acquired operations accounted for approximately $5.8 million of the $9.7 million increase. The remainder of the increase is due primarily to higher manpower levels and an increase in travel and purchased services, most of which is related to the increased revenues and integration of the acquisitions.
      Operating earnings for the Compressed Air Products segment increased 27.0% over 1996 to $38.6 million. As a percentage of revenues, operating earnings were 16.9% in 1997, compared to 16.2% in 1996. The increase was due to additional revenues and improved manufacturing efficiencies. The
Petroleum Products segment had operating earnings of $13.2 million in 1997, compared to $2.3 million in 1996. The Company was able to leverage its manufacturing operations and obtain significant price increases as a result of the increased demand for petroleum products, resulting in operating earnings of 20.9% of petroleum products revenues, compared to 7.5% in 1996.
      Interest expense for 1997 increased $0.8 million to $3.9 million due to incremental debt incurred for the acquisitions and higher average interest rates. Interest rates on the Company's long-term debt in 1997 averaged 7.3% compared to 7.1% in 1996. The higher interest rate is primarily due to the $35 million senior note issued in September 1996 at a fixed rate of approximately 7.3% and the assumption of a fixed rate industrial development bond as part of one of the acquisitions. See Note 9 of the Notes to Financial Statements for further information on the Company's borrowing arrangements.

Income

Income before taxes increased $17.8 million, from $28.4 million to $46.2 million, or 62.3%. Approximately $6.8 million of this improvement was provided by the incremental impact of the acquisitions, net of goodwill amortization and interest expense on debt incurred to complete the acquisitions. The remaining $11.0 million increase is primarily a result of incremental revenues, improved gross margin and lower interest expense (excluding debt related to acquisitions) in 1997 compared to the previous year.
      Income tax expense increased $7.0 million from 1996 to $18.5 million, a 60.4% increase, as a result of the incremental income before taxes. The Company's effective tax rate in 1997 was 40.1% compared to 40.6% in 1996.
The lower effective tax rate in 1997 is due to the tax savings from the Foreign Sales Corporation (the "FSC"), the lower statutory tax rate in Finland compared to the U.S., and the implementation of other tax strategies, partly offset by an increase in nondeductible goodwill related to the acquisitions. See Note 11 of the Notes to Financial Statements.
      Net income increased $10.7 million, or 63.6%, to $27.7 million for 1997 compared to $16.9 million for 1996. The increase in net income included approximately $3.1 million incremental after tax income from the acquisitions in 1997 compared to 1996, offset by $0.5 million less in after tax LIFO income in 1997 compared to 1996. Excluding LIFO income and incremental income from acquisitions, net income increased $8.2 million (51.8%) for the year due to revenue growth and process improvements in manufacturing operations. On a per share basis, diluted earnings increased $0.63 (56.8%) to $1.74 in 1997, compared to $1.11 in the previous year. Excluding LIFO income and incremental income from acquisitions, diluted earnings per share increased $0.47 (45.6%) in 1997 compared to the previous year.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

Revenues

Revenues for 1996 increased $26.5 million or 13.8% over 1995 to $218.0 million. Revenues in the Compressed Air Products segment improved 9.4% to $188.0 million, while revenues in the Petroleum Products segment increased 52.8% to $30.0 million.
      Revenues included approximately $24.3 million attributable to the August 1996 acquisitions of Lamson and TCM. Revenues for 1995 included approximately $5.1 million from sales of castings and drilling components, which did not recur in 1996 since the Company's foundry and drilling components product line were sold in the fourth quarter of 1995. Excluding revenues from these acquisitions from 1996 and sales of castings and drilling components from 1995, revenues increased approximately $7.3 million (3.9%) from 1995 to 1996.
      Revenues in the Compressed Air Products segment increased $18.7 million in 1996 due to the acquisition of Lamson, while the sale of the LaGrange foundry in 1995 resulted in a $4.3 million reduction in revenues. Excluding revenues from the acquisition in 1996 and casting sales in 1995, revenues increased approximately $1.7 million (1.0%) to $169.3 million for 1996 from $167.6 million for 1995. Unit volume increases for reciprocating compressors and aftermarket products contributed to the increase as industrial demand remained steady and penetration of niche markets favorably impacted revenues. However, screw compressor volume declined slightly from the unusually high levels experienced in 1995, offsetting

Gardner Denver Machinery Inc.



Management's Discussion and Analysis

--------------------------------------------------------------------------------

the reciprocating compressor and aftermarket volume increases. Price increases were implemented for most products in 1996, contributing to revenue improvement.
      In the Petroleum Products segment, revenues increased $5.6 million in 1996 due to the acquisition of TCM, while the sale of the drilling components business in 1995 reduced revenues by $0.8 million. Excluding revenues from the acquisition in 1996 and drilling component sales in 1995, revenues increased approximately $5.6 million (29.8%) to $24.4 million for 1996 from $18.8 million in 1995 due to higher volume of drilling and high pressure well stimulation pumps, aftermarket products and selected price increases. The increased volume was directly related to the improved economics of oil and gas exploration and production. With higher oil and natural gas prices in 1996, which remained relatively stable during the year, oil and gas drilling and production began to increase, resulting in a corresponding increase in demand for products used for drilling, well servicing and production.

Costs and Expenses

Cost of sales (excluding depreciation and amortization) increased $15.3 million or 11.5% to $148.2 million as a result of the additional sales volume. As a percentage of revenues, cost of sales decreased from 69.4% in 1995 to 68.0% in 1996. In 1996, cost of sales were reduced $2.0 million as a result of the liquidation of LIFO inventory layers, compared to a reduction of $2.5 million in 1995.
      Excluding LIFO income, cost of sales as a percentage of revenues improved from 70.7% in 1995 to 68.9% in 1996. The lower cost of sales as a percentage of revenues was a result of the combined effects of cost reduction efforts, manufacturing efficiency improvements, leverage of fixed costs over higher volume and price increases. Manufacturing efficiency improvements resulted from continuous improvement programs to reduce set-up, improve quality, reduce rework and improve production flow. Programs were also put in place in 1995 and 1996 to reduce costs for purchased parts used in the Company's products. The Lamson acquisition positively affected the cost of sales percentage, since its products are sold by commissioned sales representatives rather than through distributors which resell to the end user, resulting in higher mark-ups.
      Depreciation and amortization declined $0.2 million in 1996 from 1995 levels, as additional assets became fully depreciated and new assets were not added to fully offset the reduction. Depreciation expense declined $0.7 million in 1996 compared to 1995 as a result of the disposal of the foundry assets upon the completion of the sale in 1995. This reduction was more than offset by depreciation and amortization expense related to the acquisitions. Amortization increased $0.6 million or 29.0% from the prior year, primarily due to amortization of goodwill related to 1996 acquisitions. As a percentage of revenues, depreciation and amortization declined from 4.3% in 1995 to 3.7% in 1996, due to the combined effects of higher revenues and the reduction in depreciation and amortization as discussed.
      Selling and administrative expenses increased by 17.7% to $30.2 million for 1996 from $25.6 million in 1995. As a percentage of revenues, selling and administrative expenses increased from 13.4% in 1995 to 13.8% in 1996. This increase was due in part to the Lamson acquisition, which has higher selling costs due to commissions paid to agents and sales representatives. Selling and administrative expenses were reduced in 1996 by approximately $1.4 million as a result of the amortization of actuarial gains and plan amendments for other postretirement employee benefits ("OPEB") compared to a reduction of $1.0 million in 1995. See Note 7 of the Notes to Financial Statements. In 1996, professional fees associated with acquisition activities totaled approximately $0.4 million. In 1995, selling and administrative expenses included $0.7 million related to the early extinguishment of a long-term debt agreement. Excluding the impact of acquisitions in 1996, the net annual OPEB expense and the cost related to the early extinguishment of debt in 1995, selling and administrative expenses as a percent of revenues were 13.9% in 1996 compared to 13.6% in 1995.
      Compressed Air Products segment operating earnings, before interest and an allocation of general corporate expenses, increased 9.2% over 1995 operating earnings to $30.4 million. The Petroleum Products segment had operating earnings of $2.3 million in 1996, compared to an operating loss in 1995 of $1.4 million.
      Interest expense for 1996 decreased $1.8 million to $3.1 million due to lower floating interest rates under a new credit agreement and lower debt levels through the first seven months of 1996 (prior to borrowings required for acquisitions). Interest rates on the Company's long-term debt in 1996 averaged 7.1% compared to 8.7% in 1995. The average interest rate decline in 1996 compared to 1995 was due to a reduction in the interest rate of approximately two percentage points after the refinancing under a new credit agreement effective November 30, 1995. This reduction was partially offset by the Company's unsecured note agreement effective September 1996 which has a fixed interest rate of 7.3%. See Note 9 of the Notes to Financial Statements for further information on the Company's borrowing arrangements.

Income

Income before taxes increased $8.6 million, from $19.8 million to $28.4 million, or 43.5%. Approximately $2.2 million of this improvement was provided by the acquisitions, with the remaining $6.4 million increase primarily a result of incremental revenue volume, improved gross margin and lower interest expense in 1996 compared to the previous year. Additionally, income before taxes was

--------------------------------------------------------------------------------

reduced by $0.7 million in 1995 due to expenses related to the early extinguishment of a long-term debt agreement.
      Income tax expense increased $3.3 million from 1995 to $11.5 million, a 40.2% increase, as a result of the incremental income before taxes. The Company's effective tax rate in 1996 was 40.6% compared to 41.5% in 1995.
The lower effective tax rate in 1996 is due to the tax savings from the FSC and the implementation of other tax strategies, partly offset by an increase in nondeductible goodwill related to the acquisitions. See Note 11 of the Notes to Financial Statements.
      Net income increased $5.3 million, or 45.8%, to $16.9 million for 1996 compared to $11.6 million for 1995. In 1996, net income included approximately $1.2 million after tax from the acquisitions and approximately $1.2 million after tax in income from reductions in LIFO inventory layers. Net income for 1995 included approximately $1.6 million after tax in income from reductions in LIFO inventory layers and $0.4 million after tax in expenses related to the early extinguishment of debt. Excluding net income provided by acquisitions and LIFO inventory layer reductions, and after tax expenses related to the early extinguishment of debt, net income increased $4.1 million (39.4%) in 1996 compared to 1995. This increase was primarily a result of incremental revenue volume, improved gross margin and lower interest expense in 1996 compared to 1995.


LIQUIDITY AND CAPITAL RESOURCES

Operating Working Capital

During 1997, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $5.1 million to $52.2 million. Receivables increased $14.8 million since the end of 1996, of which $6.4 million was due to the acquisition of Tamrotor. Excluding Tamrotor, receivables increased $8.4 million due to higher revenues in 1997 compared to 1996 and the timing of sales within the fourth quarter of 1997.
      Inventories increased $0.4 million since the end of 1996. Without the impact of the Tamrotor acquisition, inventories declined $4.7 million due to reductions in petroleum inventory as a result of increased customer demand, and improved inventory turnover as programs to reduce raw materials and finished goods inventories took effect. Accounts payable and accrued liabilities increased $10.1 million from the balance at the end of 1996. Tamrotor accounted for $5.7 million of the increase. The remaining increase in accounts payable and accrued liabilities was primarily a result of increased capital expenditures and expenses.

Cash Flows

During 1997, the Company generated cash flows from operations totaling $42.1 million. These cash flows enabled the Company to expend $9.8 million on capital expenditures, including capitalized software, and make an acquisition for $26.2 million. Net cash used by financing activities totaled $2.7 million. The cash balance increased $0.2 million to $8.8 million at the end of the year.

Capital Expenditures and Commitments

Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, improve management information systems and expand production capacity resulted in expenditures of $9.8 million in 1997, compared with $4.2 million in 1996, and $3.3 million in 1995. Part of the increase in expenditures in 1997 was related to a project to install an integrated management information system.
      The Company anticipates that capital expenditures will increase to approximately $20 million in 1998, primarily due to the construction of a new manufacturing facility in Peachtree City, Georgia.
      In 1997, the Company announced that it would close its blower manufacturing plant in Syracuse, New York, and consolidate operations at its new Georgia site. The new plant should be operating by the fourth quarter of 1998, at which time the Syracuse plant will be shut down. The Company expects to spend approximately $7.0 million in capital for the new facility and plans to issue industrial revenue bonds in 1998 in connection with this project. Additionally, expenditures will be made to improve manufacturing processes at newly acquired businesses and purchase several large machine tools to increase capacity, quality and flexibility in manufacturing compressor and petroleum products.
      At December 31, 1997, commitments for capital expenditures amounted to $9.7 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.


LIQUIDITY

General

During 1997, the Company utilized a revolving line of credit providing for an aggregate $65.0 million borrowing capacity (the "Credit Line"). On December 31, 1997, the Credit Line had an outstanding balance of $15.0 million, leaving $50.0 million available for future use. The Credit Line requires no principal payments during the term of the agreement. Principal repayment is due at termination in the year 2000. The Company has outstanding $35.0 million of unsecured senior debt at a fixed interest rate of 7.3% and a final maturity of September 26, 2006. Principal payments on this debt begin in the year 2000. These borrowing arrangements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these arrangements, other than

Gardner Denver Machinery Inc.


Management's Discussion and Analysis

--------------------------------------------------------------------------------

customary covenants regarding certain earnings, liquidity, and capital ratios.
      Subsequent to December 31, 1997, the Company entered into a new revolving line of credit agreement with an aggregate $125 million borrowing capacity and terminated the previous Credit Line. The new agreement's terms and restrictions are similar to the previous Credit Line except that the new agreement matures in 2003. As in the previous Credit Line, the Company's interest rate is adjusted, depending on the Company's level of debt relative to its cash flows. The lowest interest rate on the new credit facility will be 10 basis points less than the original Credit Line, while the highest interest rate will be 25 basis points less than the original Credit Line. Management currently expects that the Company's future cash flows will be sufficient to fund the scheduled debt service under the unsecured senior note and the new credit facility and provide required resources for working capital and capital investments.
      The Company has one interest rate swap agreement with a notional amount of $15 million. The swap agreement expired in November 1997, but was extended for one year at the counter party's discretion. The swap agreement results in a fixed interest rate of approximately 6% for $15 million of debt. This interest rate swap agreement is subject to credit risk in that it depends on the performance of the contracting commercial bank. See Note 12 of the Notes to Financial Statements.

Pending Litigation

The Company is a defendant (together with its former parent, Cooper Industries, Inc.) in a lawsuit alleging misappropriation of trade secrets and interference with contractual relations in connection with research and development of single screw design technology and its related manufacturing techniques. The Company is engaged in settlement discussions with respect to this case and management does not believe the ultimate resolution of this legal action will have an adverse impact on the results of operations or the financial condition of the Company.

Impact of the Year 2000 Issue

The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or statements, perform material requirements planning or engage in similar normal business activities.
      The Company believes the recent implementation of its integrated management information system addresses the Year 2000 Issue for the programs replaced with the new system. The Company is in the process of assessing the impact of the Year 2000 Issue on other parts of its business. The Company expects to implement the necessary upgrades in 1998 without a material impact on the results of operations. These upgrades include significant enhancements other than addressing the Year 2000 Issue, the costs of which will be capitalized in accordance with the Statement of Position 98-1:
"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Although its assessment process relating to the Year 2000 Issue is not yet complete, the Company presently believes that modifications to existing software and conversions to new software can be made such that the Company will be able to operate its systems without significant disruptions due to the Year 2000 Issue and without a material impact upon its results of operations or financial condition.
      The Company intends to communicate with its significant suppliers and large customers to determine the extent to which the Company would be vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The success of the Company's suppliers and customers in remediating their respective Year 2000 Issue is not within the Company's control, but the Company does not currently expect that its operations will be materially impacted by the Year 2000 Issue due to its suppliers or customers.

Cautionary Statements Regarding
Forward-Looking Statements

This Annual Report to Stockholders, including Management's Discussion and Analysis and the letter "To Our Shareholders," contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by such forward-looking statements. Such factors could include among others: the speed with which the Company is able to integrate its recent acquisitions; the level of oil and gas drilling and production, which affects demand for the Company's petroleum products; pricing of Gardner Denver's products; changes in the general level of industrial production and industrial capacity utilization rates in the United States, which affect demand for the Company's compressor products; the degree to which the Company is able to penetrate niche markets; and the extent to which the Company is able to operate without disruption due to the Year 2000 Issue.

Report of Management

--------------------------------------------------------------------------------

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed.

      In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

      The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for monitoring the Company's accounting and reporting practices. The Committee meets with management periodically to review its activities and ensure that it is properly discharging its responsibilities. The Committee also meets periodically with the independent auditors, who have free access to the Committee and the Board of Directors, to discuss internal accounting control and auditing, financial reporting and tax matters.

      The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.




Report of Independent Public Accountants

--------------------------------------------------------------------------------

To Gardner Denver Machinery Inc.

We have audited the accompanying consolidated balance sheet of Gardner Denver Machinery Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver Machinery Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

St. Louis, Missouri
February 10, 1998

Gardner Denver Machinery Inc.

Consolidated Statement of Operations
(dollars in thousands, except per share amounts)
------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,
                                                                --------------------------------
                                                                  1997        1996        1995
                                                                --------     -------     -------
Revenues                                                        $291,547     218,000     191,541
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)       191,617     148,191     132,876
   Depreciation and amortization                                   9,662       8,097       8,263
   Selling and administrative expenses                            39,938      30,169      25,632
   Interest expense                                                3,937       3,104       4,950
   Other expense                                                     242          --          --
                                                                --------     -------     -------
                                                                 245,396     189,561     171,721
                                                                --------     -------     -------

Income before income taxes                                        46,151      28,439      19,820
Provision for income taxes                                        18,500      11,533       8,226
                                                                --------     -------     -------

Net income                                                      $ 27,651      16,906      11,594
                                                                ========     =======     =======
Basic earnings per share                                        $   1.84        1.16        0.81
                                                                ========     =======     =======
Diluted earnings per share                                      $   1.74        1.11        0.79
                                                                ========     =======     =======

The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet
(dollars in thousands, expect per share amounts)
------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
                                                                                  --------------------------
                                                                                    1997              1996
                                                                                  --------           -------
ASSETS
Current assets:
   Cash and equivalents                                                           $  8,831             8,610
   Receivables (net of allowances of $2,866 in 1997 and $2,935 in 1996)             62,307            47,547
   Inventories, net                                                                 48,324            47,882
   Deferred income taxes                                                             2,784             2,910
   Other                                                                             2,637             2,186
                                                                                  --------           -------
     Total current assets                                                          124,883           109,135
                                                                                  --------           -------

Property, plant and equipment, net                                                  37,530            33,710
Intangibles, net                                                                    85,524            70,304
Deferred income taxes                                                               15,845            18,437
Other assets                                                                         5,356             4,170
                                                                                  --------           -------
     Total assets                                                                 $269,138           235,756
                                                                                  ========           =======


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                           $    459               932
   Accounts payable and accrued liabilities                                         58,471            48,348
                                                                                  --------           -------
     Total current liabilities                                                      58,930            49,280
                                                                                  --------           -------

Long-term debt, less current maturities                                             51,227            55,069
Postretirement benefits other than pensions                                         52,977            56,662
Other long-term liabilities                                                          2,393               627
                                                                                  --------           -------
     Total liabilities                                                             165,527           161,638
                                                                                  --------           -------

Stockholders' equity:
   Common stock, $.01 par value; 50,000,000 shares authorized; 15,435,953 and
     14,797,263 shares issued and outstanding in 1997 and 1996, respectively           154               148
   Capital in excess of par value                                                  139,524           135,112
   Treasury stock at cost, 18,937 shares in 1997                                      (333)               --
   Retained deficit                                                                (33,432)          (61,083)
   Cumulative translation adjustments                                               (2,302)              (59)
     Total stockholders' equity                                                    103,611            74,118
                                                                                  --------           -------
       Total liabilities and stockholders' equity                                 $269,138           235,756
                                                                                  ========           =======

The accompanying notes are an integral part of this statement.

Gardner Denver Machinery Inc.

Consolidated Statement of Stockholders' Equity
(dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                           Capital In                             Cumulative      Total
                                                 Common    Excess of     Treasury      Retained   Translation Stockholders'
                                                 Stock     Par Value      Stock        Deficit    Adjustments    Equity
                                                 --------------------------------------------------------------------------
Balance January 1, 1995                           $141      131,737          --        (89,583)        --        42,295

Stock issued for benefit plans
   and options                                       3        1,342                                               1,345
Net income                                                                              11,594                   11,594
                                                  ----      -------        ----        -------     ------       -------
Balance December 31, 1995                         $144      133,079          --        (77,989)        --        55,234

Stock issued for benefit plans
   and options                                       4        2,033                                               2,037
Net income                                                                              16,906                   16,906
Cumulative translation adjustments                                                                    (59)          (59)
                                                  ----      -------        ----        -------     ------       -------
Balance December 31, 1996                         $148      135,112          --        (61,083)       (59)       74,118

Stock issued for benefit plans
   and options                                       6        4,412                                               4,418
Net income                                                                              27,651                   27,651
Treasury stock                                                             (333)                                   (333)
Cumulative translation adjustments                                                                 (2,243)       (2,243)
                                                  ----      -------        ----        -------     ------       -------
Balance December 31, 1997                         $154      139,524        (333)       (33,432)    (2,302)      103,611
                                                  ====      =======        ====        =======     ======       =======

The accompanying notes are an integral part of this statement.

Consolidated Statement of Cash Flows
(dollars in thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended December 31,
                                                                             ----------------------------------------
                                                                              1997             1996            1995
                                                                             -------          -------         -------
Cash flows from operating activities:
   Net income                                                               $ 27,651           16,906          11,594
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                           9,662            8,097           8,263
       LIFO liquidation income, net of provision for
         obsolete and slow-moving inventory                                   (3,227)            (627)         (1,134)
       Stock issued for employee benefit plans                                 1,769            1,389           1,306
       Deferred income taxes                                                   2,471              456           6,578
       Changes in assets and liabilities:
         Receivables                                                          (7,822)           3,155          (4,851)
         Inventories                                                           7,483            7,210          10,322
         Accounts payable and accrued liabilities                              6,757              837          (1,440)
         Other assets and liabilities, net                                    (2,633)          (3,493)         (5,662)
                                                                            --------          -------         -------
            Net cash provided by operating activities                         42,111           33,930          24,976
                                                                            --------          -------         -------

Cash flows from investing activities:
   Business acquisitions, net of cash                                        (26,211)         (34,845)             --
   Foreign currency hedging transactions                                      (1,971)              --              --
   Capital expenditures                                                       (9,808)          (4,171)         (3,289)
   Disposals of property, plant and equipment                                    117              735           4,376
                                                                            --------          -------         -------
            Net cash (used for) provided by investing activities             (37,873)         (38,281)          1,087
                                                                            --------          -------         -------

Cash flows from financing activities:
   Principal payments on long-term debt                                      (27,986)         (52,556)        (67,357)
   Proceeds from long-term borrowings                                         23,000           63,000          40,000
   Debt issuance costs                                                            --               --            (205)
   Proceeds from stock options, net of treasury stock transactions             2,316              648              38
                                                                            --------          -------         -------
            Net cash (used for) provided by financing activities              (2,670)          11,092         (27,524)
                                                                            --------          -------         -------

Effect of exchange rate changes                                               (1,347)              --              --
                                                                            --------          -------         -------

Increase (decrease) in cash and equivalents                                      221            6,741          (1,461)
Cash and equivalents, beginning of year                                        8,610            1,869           3,330
                                                                            --------          -------         -------
Cash and equivalents, end of year                                           $  8,831            8,610           1,869
                                                                            ========          =======         =======


The accompanying notes are an integral part of this statement.

Gardner Denver Machinery Inc.

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts)
-------------------------------------------------------------------------------

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of Gardner Denver Machinery Inc. ("Gardner Denver" or the "Company") and its subsidiaries. Certain prior year amounts have been reclassified to conform with the current year presentation.

      All shares of common stock and per share amounts have been adjusted to give retroactive effect to a three-for-two stock split distributed on December 29, 1997 to stockholders of record at the close of business on December 8, 1997 and a two-for-one stock split distributed on January 15, 1997 to stockholders of record at the close of business on December 27, 1996. Both stock splits were effected in the form of a stock dividend.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in entities in which the Company has 20% - 50% ownership are accounted for by the equity method.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported as a separate component of stockholders' equity.

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

Revenue Recognition

The Company recognizes revenues when goods are shipped to the customer.

Inventories

Inventories are carried at the lower of cost or market value, primarily using the last-in, first-out ("LIFO") method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; and tooling, dies, patterns, etc. - 5 years.

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

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

Research and Development

Costs for research and development are expensed as incurred and were $2,845, $2,405, and $1,316 for the years ended December 31, 1997, 1996, and 1995, respectively.

Financial Instruments

Off balance sheet derivative financial instruments as of December 31, 1997 consist of an interest rate swap agreement used to fix interest rates on floating rate debt. Included on the balance sheet is a foreign currency forward contract in Finnish Marka to hedge foreign exchange risk on the Company's investment in Tamrotor. The contract is marked to market and both unrealized and realized gains and losses are included in the cumulative translation adjustments component of stockholders' equity.

Earnings Per Share

The 1997 and 1996 basic earnings per share were calculated based on 15,059,569 and 14,625,078 weighted shares outstanding, respectively. The 1997 and 1996 diluted earnings per share were calculated based on 15,871,727 and

-------------------------------------------------------------------------------

15,294,330 weighted shares outstanding, respectively. The basic and diluted earnings per share were calculated in accordance with Statement of Financial Accounting Standards 128 ("SFAS 128"). For additional information on the calculation of earnings per share required by SFAS 128, see Note 8.

NOTE 2:  Acquisitions

On June 30, 1997, the Company purchased 100% of the issued and outstanding stock of Tamrotor, a subsidiary of Tamrock Corporation located in Tampere, Finland, for approximately $26.2 million. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition, and resulted in cost in excess of net assets acquired of $15.4 million.

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

      As a result of the stability of the product technology, markets and customers associated with these three acquisitions, the cost in excess of net assets acquired for each acquisition is being amortized over 40 years using the straight-line method.

      All acquisitions have been accounted for by the purchase method, and accordingly, the results of operations of Tamrotor, GDHI and TCM are included in the Company's Consolidated Statement of Operations from the dates of acquisition. Certain estimates of fair market value of assets received and liabilities assumed were made with adjustments to each separate company's historical financial statements. The estimates and adjustments for Tamrotor have not been finalized.

-------------------------------------------------------------------------------

NOTE 3:  INVENTORIES
                                                                 December 31,
                                                          --------------------------
                                                            1997              1996
                                                          --------           -------
   Raw materials, including parts and subassemblies       $ 47,992            45,632
   Work-in-process                                           9,667             7,914
   Finished goods                                           11,003            12,325
   Perishable tooling and supplies                           2,571             2,644
                                                          --------           -------
                                                            71,233            68,515
   Excess of current standard costs over LIFO costs        (10,964)          (11,543)
   Allowance for obsolete and slow-moving inventory        (11,945)           (9,090)
                                                          --------           -------
     Inventories, net                                     $ 48,324            47,882
                                                          ========           =======

-------------------------------------------------------------------------------
During 1997, 1996 and 1995, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 1997, 1996 and 1995 by $732, $1,213 and $1,619, respectively. It is the
Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1995 through 1997, the LIFO liquidation income was recorded in the fourth quarter.

Gardner Denver Machinery Inc.

-------------------------------------------------------------------------------

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES
                                                                    December 31,
                                                                --------------------
                                                                  1997        1996
                                                                --------     -------
   Property, plant and equipment:
     Land and land improvements                                 $  2,836       2,753
     Buildings                                                    25,278      25,695
     Machinery and equipment                                      67,850      66,273
     Tooling, dies, patterns, etc.                                26,462      25,493
     Office furniture and equipment                                9,353       8,872
     Other                                                         1,360       1,998
     Construction in progress                                      3,484         808
                                                                --------     -------
                                                                 136,623     131,892
     Accumulated depreciation                                    (99,093)    (98,182)
                                                                --------     -------
       Property, plant and equipment, net                       $ 37,530      33,710
                                                                ========     =======

   Intangibles:
     Goodwill                                                   $102,351      85,092
     Other                                                         1,841       1,372
                                                                --------     -------
                                                                 104,192      86,464
     Accumulated amortization                                    (18,668)    (16,160)
                                                                --------     -------
       Intangibles, net                                         $ 85,524      70,304
                                                                ========     =======

-------------------------------------------------------------------------------

NOTE 5:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                              December 31,
                                                                       -------------------------
                                                                         1997              1996
                                                                       -------            ------
   Accounts payable - trade                                            $23,371            12,993
   Salaries, wages and related fringe benefits                           4,364             4,590
   Product liability, workers' compensation and other insurance          3,595             3,346
   Accrued warranty                                                      2,519             2,618
   Accrued legal and environmental expenses                              2,257             2,613
   Accrued pension liability                                             4,063             4,224
   Other                                                                18,302            17,964
                                                                       -------            ------
     Total accounts payable and accrued liabilities                    $58,471            48,348
                                                                       =======            ======

-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------

Retirement plan expenses are as follows:
                                                                      Year ended December 31,
                                                           -------------------------------------------
                                                            1997               1996              1995
                                                           -------            ------            ------
   Defined benefit plans:
     Service cost - benefits earned during the year        $   904               962               527
     Interest cost on projected benefit obligation           3,500             2,850             2,901
     Actual return on assets                                (7,679)           (6,264)           (9,689)
     Net amortization and deferral                           3,316             2,311             6,524
                                                           -------            ------            ------
       Net pension expense (income)                             41              (141)              263
   Defined contribution plans                                2,330             1,981             2,260
                                                           -------            ------            ------
       Total retirement plan expense                       $ 2,371             1,840             2,523
                                                           =======            ======            ======


-------------------------------------------------------------------------------

The actuarial present value of benefit obligations and the funded status of the Company's defined benefit pension plans are as follows:

                                                                          Plans with Assets in           Plans with
                                                                         Excess of Accumulated       Accumulated Benefits
                                                                                Benefits             in Excess of Assets
                                                                         ---------------------       --------------------
                                                                              December 31,               December 31,
                                                                         ---------------------       --------------------
                                                                           1997         1996           1997        1996
                                                                         --------      -------       -------     --------
   Vested benefit obligation                                              $41,528      36,804          5,770      8,831
                                                                          =======      ======         ======     ======
   Accumulated benefit obligation                                         $42,417      38,496          5,924      9,324
                                                                          =======      ======         ======     ======
   Projected benefit obligation                                           $42,857      39,322          5,924      9,919
   Plan assets at fair value                                               51,925      45,860          3,253      5,940
                                                                          -------      ------         ------     ------
     Plan assets in excess of (less than) projected benefit obligation      9,068       6,538         (2,671)    (3,979)
   Unrecognized net (gain) loss                                            (8,023)     (5,695)            36       (203)
   Unrecognized net (asset) liability from adoption date                     (436)       (656)            64         75
   Unrecognized prior service cost                                         (1,052)        297             --         --
   Adjustment required to recognize minimum liability                          --          --           (103)      (117)
                                                                          -------      ------         ------     ------
     Pension (liability) asset, end of year                               $  (443)        484         (2,674)    (4,224)
                                                                          =======      ======         ======     ======

                                                                             27

Gardner Denver Machinery Inc.

-------------------------------------------------------------------------------

                                                                           Computational Assumptions
                                                                                                    Projected Benefit
                                                                  Net Pension Cost                      Obligation
                                                          ------------------------------            -----------------
                                                                    December 31,                       December 31,
                                                          ------------------------------            -----------------
                                                          1997         1996        1995             1997        1996
                                                          -----        -----       -----            -----       -----
   Discount rate                                          7.50%        7.00%       7.00%            7.25%       7.50%
   Rate of increase in compensation levels                5.50%        5.50%       5.50%            5.50%       5.50%
   Expected long-term rate of return on assets            8.50%        8.50%       8.50%              --          --


-------------------------------------------------------------------------------

      The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension cost for defined contribution plans.

      Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in the Company's Retirement Savings Plan (the "Savings Plan"), which is intended to meet the requirements of
Section 401(k) of the Internal Revenue Code. The Company's matching contributions are in the form of the Company's common stock, previously authorized for issuance under the Savings Plan.

Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 2,250,000 shares of common stock has been reserved for issuance under the Incentive Plan.
Through December 31, 1997, the Company has granted options on 1,898,409 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. One-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1994, 1995, and 1997 expire five years after the date of grant. The options granted to employees in 1996 expire ten years after the date of the grant.

      Under the Incentive Plan, each nonemployee director is automatically granted an option to purchase 3,000 shares of common stock on the day after each annual meeting of stockholders. These options are granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant and expire five years after the date of grant.

      The Company has an employee stock purchase plan (the "Stock Purchase Plan") and has reserved 675,000 shares for issuance. All eligible employees who enroll in an offering receive options to purchase shares of common stock at the lesser of 90% of the fair market price of the stock on the offering date or 100% of the fair market price on the exercise date. Each offering under the Stock Purchase Plan requires participating employees to have withheld from pay the purchase price of the options over a two year period. The exercise date for the previous offering was November 7, 1997, at which time employees elected to purchase 277,185 shares at the offering price of $5.12 per share. The exercise date for the most recent offering is November 8, 1999. As of December 31, 1997, employees had enrolled to purchase 103,146 shares at the current offering price of $21.97 per share.

      The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB Opinion No. 25. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with this statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

-------------------------------------------------------------------------------

                                                            1997               1996              1995
                                                           -------            ------            ------
   Net income           As reported                        $27,651            16,906            11,594
                        Pro forma                           26,817            16,328            11,389
   Basic EPS            As reported                        $  1.84              1.16              0.81
                        Pro forma                             1.78              1.12              0.80
   Diluted EPS          As reported                        $  1.74              1.11              0.79
                        Pro forma                             1.69              1.07              0.78


      Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

-------------------------------------------------------------------------------

      A summary of the status of the Company's Incentive Plan at December 31, 1997, 1996 and 1995, and changes during the years then ended, is presented in the table and narrative below (shares in thousands):

                                                               1997                    1996                  1995
                                                       -------------------     --------------------    -----------------
                                                                 Wtd. Avg.                Wtd. Avg.            Wtd. Avg.
                                                                 Exercise                 Exercise             Exercise
                                                       Shares     Price        Shares      Price       Shares    Price
                                                       -------------------     --------------------    -----------------
Options outstanding, beginning of year                 1,371      $ 4.88       1,225       $3.33         647     $3.02
Granted                                                  159       18.28         384        8.77         631      3.63
Exercised                                               (293)       3.96        (223)       3.18         (38)     3.00
Forfeited                                                (63)       5.27         (15)       3.42         (15)     3.35
                                                       -----                   -----                   -----
   Options outstanding, end of year                    1,174        6.91       1,371        4.88       1,225      3.33
                                                       =====                   =====                   =====
Options exercisable, end of year                         627        4.17         581        3.20         390      3.01
Weighted average fair value of options granted                      6.76                    5.04                  1.37



-------------------------------------------------------------------------------

      The following table summarizes information about fixed-price stock options outstanding at December 31, 1997
(shares in thousands):

                                                      Options Outstanding                          Options Exercisable
                                          --------------------------------------------           ------------------------
                                                          Wtd. Avg.
                                             Number      Remaining           Wtd. Avg.              Number      Wtd. Avg.
        Range of                          Outstanding   Contractual          Exercise            Exercisable    Exercise
    Exercise Prices                       at 12/31/97      Life               Price              at 12/31/97     Price
    ---------------                       --------------------------------------------           ------------------------
    $ 3.00 -   3.58                           680        1.7 years            $ 3.36                  521        $3.29
      5.04 -   9.25                           334        8.2                    8.70                  106         8.54
     16.42 -  16.79                           122        4.2                   16.75                   --           --
     22.44 -  24.50                            38        4.7                   23.26                   --           --

      The fair value of each option grant under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.3%, 6.8% and 6.6%; expected lives of 4.1, 8.8 and 3.3 years; and expected volatility of 35%. No dividends payments are included in this valuation.

Gardner Denver Machinery Inc.

-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------

Net postretirement plan income is as follows:

                                                          Year ended December 31,
                                               -------------------------------------------
                                                 1997              1996              1995
                                               -------            ------            ------
Service cost                                   $    30               100               100
Interest cost                                    2,005             1,800             2,500
Net amortization and deferrals                  (3,704)           (4,000)           (4,100)
                                               -------            ------            ------
Net annual income                              $(1,669)           (2,100)           (1,500)
                                               =======            ======            ======


-------------------------------------------------------------------------------

      The actuarial present value of accumulated postretirement benefit obligations other than pensions ("APBO") is as follows:

                                                                        December 31,
                                                                 -------------------------
                                                                  1997               1996
                                                                 -------            ------
Retired employees                                                $26,486            26,460
Employees eligible to retire                                       1,419             1,477
Other employees                                                      200               220
                                                                 -------            ------
   Accumulated postretirement benefit obligations                 28,105            28,157
                                                                 -------            ------
Unrecognized actuarial net gain                                   18,472            20,905
Unrecognized prior service benefit                                 6,400             7,600
                                                                 -------            ------
   Postretirement benefit obligations other than pensions        $52,977            56,662
                                                                 =======            ======

-------------------------------------------------------------------------------

                                                                                  1997                               1996
                                                                                  ----                               ----
Actuarial assumptions:
  Discount rate                                                                  7.25%                               7.5%
  Ensuing year to 2005-health care cost trend rate        Pre-65: 7.5% ratable to 5.5%       Pre-65: 8.0% ratable to 5.5%
                                                         Post-65: 6.5% ratable to 5.5%      Post-65: 7.5% ratable to 5.5%

Effect of 1% change in health care cost trend rate:
  Increased year-end APBO                                                        8.25%                                 9%
  Increased expense                                                              7.75%                                 9%

-------------------------------------------------------------------------------

NOTE 8:  STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

At December 31, 1997 and 1996, 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock were authorized. Shares of common stock issued and outstanding at December 31, 1997 and 1996, were 15,435,953 and 14,797,263, respectively. No shares of preferred stock were issued or outstanding at December 31, 1997 or 1996. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors.

      The following is the disclosure required for SFAS 128, "Earnings Per Share," which shows the calculation of basic and diluted earnings per share:

-------------------------------------------------------------------------------

                                                               Year ended December 31,
                             -----------------------------------------------------------------------------------------
                                         1997                            1996                         1995
                             ----------------------------      -------------------------     -------------------------
                                                     Amt.                           Amt.                          Amt.
                               Net                   Per        Net                 Per       Net                 Per
                             Income     Shares      Share      Income    Shares    Share     Income   Shares     Share
                             ----------------------------      -------------------------     -------------------------
BASIC EPS:
   Income available
   to common stock-
   holders                   $27,651  15,059,569    $1.84      16,906  14,625,078   1.16     11,594  14,273,334   0.81
                                                    =====                           ====                          ====

DILUTED EPS:
   Effect of dilutive
   securities:
     Stock options granted
     and outstanding              --     812,158                   --     669,252                --     391,464
                             -------  ----------               ------  ----------            ------  ----------

   Income available to
   common stockholders
   and assumed conversions   $27,651  15,871,727    $1.74      16,906  15,294,330   1.11     11,594  14,664,798   0.79
                             =======  ==========    =====      ======  ==========   ====     ======  ==========   ====

                                                                             31

Gardner Denver Machinery Inc.

-------------------------------------------------------------------------------

NOTE 9:  LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS
                                                                        December 31,
                                                                 -------------------------
                                                                   1997              1996
                                                                 -------            ------
   Credit Line, due 2000 <F1>                                    $15,000            18,000
   Unsecured senior note, due 2006 <F2>                           35,000            35,000
   Fixed rate industrial revenue bond, due 2000 <F3>                  --             1,329
   Variable rate industrial revenue bond, due 1997                    --               300
   5.0% Note, due 2001                                               828             1,011
   3.0% Industrial development note, due 2001                        281               350
   Bank note due in Finnish Marka <F4>                               575                --
   Other                                                               2                11
                                                                 -------            ------
                                                                  51,686            56,001
   Current maturities of long-term debt                             (459)             (932)
                                                                 -------            ------
   Long-term debt, less current maturities                       $51,227            55,069
                                                                 =======            ======

<F1>  The facility was effective November 30, 1995.  The interest rate varies with market rates for prime, CD's and/or LIBOR and the Company's debt to adjusted income ratio. As of December 31, 1997 and 1996, this rate was 6.5% and 6.2%, respectively, and averaged 6.3% and 6.2% for the years ended December 31, 1997 and 1996, respectively.

<F2>  On September 26, 1996, the Company entered into an unsecured senior note agreement at a fixed interest rate of 7.3%. This debt matures in ten years and requires equal annual principal payments for seven years beginning September 26, 2000.

<F3>  The fixed rate industrial revenue bond carried interest at 8.0% and was secured by a letter of credit which guaranteed the outstanding principal. This bond was assumed by the Company at the acquisition of Lamson and prepaid in 1997.

<F4>  This debt was assumed upon the acquisition of Tamrotor and provides for an interest rate of 4.9%. The debt was used to purchase machinery and equipment and is secured by such equipment.

-------------------------------------------------------------------------------

On August 1, 1997, the Company requested, and its lenders agreed to, the second and final extension of its three-year revolving loan, which was refinanced in November 1995. In September 1996, the Company obtained additional financing by entering into an unsecured senior note agreement for $35,000. This debt has a ten-year final, seven-year average maturity with principal payments beginning in 2000. Both of the Company's borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

      The total available credit line is $65,000, with $15,000 outstanding at December 31, 1997, leaving $50,000 available for additional borrowings or to issue as letters of credit. The total debt balance will mature on November 30, 2000. Maturities of long-term debt for the five years subsequent to December 31, 1997 are $459, $463, $20,455, $5,309 and $5,000, respectively.

      Interest paid for 1997, 1996 and 1995 was $4,374, $2,423 and $5,348, respectively.

      The rentals for all operating leases were $2,108, $1,519 and $1,351 in 1997, 1996 and 1995, respectively.

NOTE 10:  INDUSTRY SEGMENTS

The Company's operations are organized into two segments, Compressed Air Products and Petroleum Products. The Compressed Air Products segment designs, manufactures, markets and services rotary screw and reciprocating compressors and blowers to serve all aspects of the industrial air market. The markets served are primarily the United States, but a growing portion of revenue is from exports and European operations. The Petroleum Products segment designs, manufactures, markets and services a diverse group of pump products used in oil and gas production, well servicing, well stimulation and oil and gas drilling markets.

----------------------------------------------------------------------------------------------------------------------
                                       Revenues                  Operating Earnings             Identifiable Assets
                                Year ended December 31,        Year ended December 31,              December 31,
                            ------------------------------------------------------------------------------------------
Industry Segments             1997       1996       1995      1997       1996      1995      1997      1996     1995
-----------------------     -----------------------------   ----------------------------   ---------------------------
Compressed Air Products     $228,214   188,027    171,926   $38,554     30,399    27,836   $199,971   166,987  132,877
Petroleum Products            63,333    29,973     19,615    13,211      2,258    (1,432)    41,707    38,812   31,697
                            --------   -------    -------   -------     ------    ------   --------   -------  -------
   Total                    $291,547   218,000    191,541    51,765     32,657    26,404    241,678   205,799  164,574
                            ========   =======    =======
Interest expense                                             (3,937)    (3,104)   (4,950)
General corporate                                            (1,677)    (1,114)   (1,634)    27,460    29,957   19,677
                                                            -------     ------    ------   --------   -------  -------
   Income before income
     taxes                                                  $46,151     28,439    19,820
                                                            =======     ======    ======
   Total assets                                                                            $269,138   235,756  184,251
                                                                                           ========   =======  =======

---------------------------------------------------------------------------------------------------------------------
                                                                                         Year ended December 31,
                                                                                    ---------------------------------
                                                                                     1997         1996          1995
                                                                                    ------        -----         -----
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
     Compressed Air Products                                                        $  442        1,164         1,762
     Petroleum Products                                                                778          857           691
                                                                                    ------        -----         -----
       Total                                                                        $1,220        2,021         2,453
                                                                                    ======        =====         =====
Provision for obsolete and slow-moving inventory, included in operating earnings above:
     Compressed Air Products                                                        $  507        1,048            58
     Petroleum Products                                                                358          750           231
                                                                                    ------        -----         -----
       Total                                                                        $  865        1,798           289
                                                                                    ======        =====         =====
Depreciation and amortization, included in operating earnings above:
     Compressed Air Products                                                        $8,458        7,043         7,143
     Petroleum Products                                                              1,204        1,054         1,120
                                                                                    ------        -----         -----
       Total                                                                        $9,662        8,097         8,263
                                                                                    ======        =====         =====
Capital expenditures:
     Compressed Air Products                                                        $7,755        3,510         2,987
     Petroleum Products                                                              2,053          661           302
                                                                                    ------        -----         -----
       Total                                                                        $9,808        4,171         3,289
                                                                                    ======        =====         =====

-------------------------------------------------------------------------------
Revenues outside the United States were comprised of the following:

                                                           Year ended December 31,
                                               -------------------------------------------
Geographic Segments                             1997               1996              1995
----------------------------------             -------            ------            ------
Sold to unaffiliated companies in:
   Asia                                        $14,240            14,937            10,311
   Canada                                       19,245            14,282            14,240
   Latin America                                12,413            10,434             8,563
   Europe                                       26,652             9,787             5,934
   Other                                         6,165             4,109             2,582
                                               -------            ------            ------
                                               $78,715            53,549            41,630
                                               =======            ======            ======

Gardner Denver Machinery Inc.

-------------------------------------------------------------------------------

NOTE 11:  INCOME TAXES
                                                                     Year ended December 31,
                                                                 -------------------------------
                                                                   1997        1996        1995
                                                                 -------      ------       -----
Income taxes:
   Current:
     U.S. federal                                                $13,936       9,422       1,437
     U.S. state and local                                          1,593       1,385         211
     International                                                   253          --          --
                                                                 -------      ------       -----
                                                                  15,782      10,807       1,648
   Deferred:
     U.S. federal                                                  2,190         633       5,735
     U.S. state and local                                            251          93         843
     International                                                   277          --          --
                                                                 -------      ------       -----
                                                                   2,718         726       6,578
                                                                 -------      ------       -----
       Provision for income taxes                                $18,500      11,533       8,226
                                                                 =======      ======       =====

The differences between the provision for income taxes
   and income taxes using the U.S. federal income tax
   rate were as follows:
     Income tax provision at 35% (34% for 1995)                  $16,153       9,953       6,739
     State and local income taxes                                  1,573       1,238         989
     Nondeductible goodwill                                          769         592         480
     Other, net                                                        5        (250)         18
                                                                 -------      ------       -----
       Total                                                     $18,500      11,533       8,226
                                                                 =======      ======       =====
Total income taxes paid                                          $15,138       9,839       4,284
                                                                 =======      ======       =====

------------------------------------------------------------------------------------
                                                                    December 31,
                                                                --------------------
                                                                  1997        1996
                                                                --------     -------
Components of deferred tax balances:
   Deferred tax assets:
     Reserves and accruals                                      $ 11,746      10,695
     Postretirement benefits other than pensions                  20,677      22,106
     Other                                                           175         160
                                                                --------     -------
       Total deferred tax assets                                $ 32,598      32,961
                                                                ========     =======
   Deferred tax liabilities:
     LIFO inventory                                             $ (4,039)     (4,968)
     Plant and equipment                                          (4,428)     (3,667)
     VEBA trust                                                     (468)       (383)
     Other                                                        (5,034)     (2,596)
                                                                --------     -------
       Total deferred tax liabilities                            (13,969)    (11,614)
         Net deferred tax assets                                $ 18,629      21,347
                                                                ========     =======

United States taxes and foreign country withholding taxes are not provided on undistributed earnings of international subsidiaries because the Company intends to reinvest such earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to available foreign tax credits.

-------------------------------------------------------------------------------

NOTE 12:  OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT
RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentrations of Credit Risk

At December 31, 1997, the Company had an interest rate swap agreement with a commercial bank (the "Counter Party") outstanding, having a notional principal amount of $15,000. The swap provides a fixed interest rate of 6%. The interest rate swap terminated in November 1997, but was extended for one additional year at the option of the Counter Party. The Company is exposed to credit loss in the event of nonperformance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such nonperformance.

      Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, as of December 31, 1997, the Company does not consider itself to have any significant concentrations of credit risk.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of trade receivables, trade payables, debt instruments, the swap agreement and a forward foreign currency contract hedging the Company's investment in its Finnish operations. The book values of these instruments are not materially different from their respective fair values. The interest rate swap agreement is not valued in the financial statements and any incremental interest expense or income generated is accrued as incurred.

NOTE 13:  CONTINGENCIES

The Company has been identified as a potentially responsible party ("PRP") with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. Current estimates of the Company's remaining maximum exposure before reimbursement by other PRPs are in a range between $1,500 and $3,500. The Company believes that the costs related to these sites will not have a materially adverse effect on its results of operations, financial condition or liquidity. In addition to the environmental matters, the Company is a party to various other legal proceedings and administrative actions, most of which are of an ordinary or routine nature, incidental to the operations of the Company. However, one lawsuit alleges misappropriation of trade secrets and interference with contractual relations. The Company is engaged in settlement discussions with respect to this case and management does not believe that the outcome of this litigation will have an adverse effect on its results of operations, financial condition or liquidity.

NOTE 14:  SUBSEQUENT EVENTS

On January 5, 1998, the Company acquired substantially all the assets of Geological Equipment Corporation ("Geoquip") for approximately $12 million and paid approximately $2 million in cash to acquire patents, previously owned by Geoquip's shareholders, for products manufactured by Geoquip. The Company also assumed certain liabilities of Geoquip. The purchase price for the assets of Geoquip was paid in cash ($1.5 million) and 430,695 shares of Gardner Denver common stock. Geoquip, located in Fort Worth, Texas, is a leading manufacturer of pumps, ranging from 250 to 2,400 horsepower, for the well service and water blast industries. Geoquip also remanufactures pumps and provides repair services.

      On January 29, 1998, the Company purchased substantially all of the assets and assumed certain liabilities of Champion Pneumatic Machinery Company, Inc. ("Champion"), a subsidiary of CRL Industries, Inc., for approximately $24 million. Champion, located in Princeton, Illinois, is a leading manufacturer of lubricated and non-lubricated single acting, single and two-stage reciprocating compressors. Champion's products serve the industrial market, service support industry, oil-free applications and consumer market.

      On January 20, 1998, the Company entered into a new revolving line of credit agreement with an aggregate $125 million borrowing capacity and terminated the existing Credit Line. The new agreement's terms and restrictions are similar to the previous Credit Line except that the new agreement matures in 2003.

-------------------------------------------------------------------------------


NOTE 15:  UNAUDITED QUARTERLY OPERATING RESULTS
                                                 1997                                           1996
                             -------------------------------------------     ------------------------------------------
                                1            2           3         4<F2>        1           2           3         4<F2>
                             -------      ------      ------      ------     -------      ------      ------     ------
Revenues                     $66,075      69,447      76,451      79,574     $48,569      48,914      56,519     63,998
Gross margin <F1>             21,622      23,704      25,742      28,862      15,013      14,938      17,542     22,316
Net income                     5,324       6,813       6,965       8,549       3,861       3,691       3,735      5,619
Basic earnings per share     $  0.36        0.46        0.46        0.56     $  0.27        0.25        0.26       0.38
Diluted earnings per share   $  0.34        0.43        0.44        0.53     $  0.26        0.24        0.25       0.36

<F1>  Gross margin equals revenues less cost of sales.
<F2>  Includes net income in 1997 and 1996 of $732 and $1,213, respectively, related to LIFO inventory liquidations.

                                                                            35

Shareholder Information


Stock Information

Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997 under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.

      On January 15, 1997, the Company effected a two-for-one stock split and on December 29, 1997, the Company completed a three-for-two stock split. The quarterly high and low sales prices for the Company's common stock for the most recent two years, adjusted to reflect these stock splits, as reported by the New York Stock Exchange and the Nasdaq Stock Market, are as follows:

-----------------------------------------------------------------------------------------------------------------------
   High/Low                  Qtr 1                     Qtr 2                      Qtr 3                   Qtr 4
-----------------------------------------------------------------------------------------------------------------------
   1997              $21 11/64 - $10 11/64      20 21/64 - 12              25 53/64 - 17 21/64      28 27/64 - 20 5/8
   1996              $ 7 59/64 - $ 5 53/64       9 27/64 -  7 11/64        10 1/2   -  8 11/64      12 59/64 -  9 3/4
-----------------------------------------------------------------------------------------------------------------------

As of March 2, 1998, there were approximately 9,500 holders of record of Gardner Denver's common stock.

Dividends

Gardner Denver has not paid a cash dividend since its spin-off in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

Transfer Agent and Registrar

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111
(201) 324-1225
(201) 222-4955 (for the hearing impaired)
E-mail address:  fctc@delphi.com

News Releases by Fax

Gardner Denver's news releases, including the quarterly earnings release, are available by fax, without charge, by calling (800) 758-5804, extension 303875, or by visiting our homepage at http://www.gardnerdenver.com.

Form 10-K

A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

Annual Meeting

The 1998 Annual Meeting of Stockholders will be held on May 5 at the Holiday Inn Quincy, 201 South Third Street, Quincy, Illinois, starting at 1:30 p.m.

Corporate Offices

Gardner Denver Machinery Inc.
1800 Gardner Expressway
Quincy, Illinois 62301
(217) 222-5400

Directors and Officers


BOARD OF DIRECTORS

ALAN E. RIEDEL
Chairman of the Board
Gardner Denver Machinery Inc.

DONALD G. BARGER, JR.
Vice President, Chief Financial Officer
Worthington Industries, Inc.

ROSS J. CENTANNI
President and Chief Executive Officer
Gardner Denver Machinery Inc.

FRANK J. HANSEN
President and Chief Operating Officer
IDEX Corporation

THOMAS M. MCKENNA
Past President and Chief Executive Officer
Moorman Manufacturing Company

MICHAEL J. SEBASTIAN
Executive Vice President (retired)
Cooper Industries, Inc.



EXECUTIVE OFFICERS

ROSS J. CENTANNI
President and Chief Executive Officer


DAVID BROWN
Vice President and General Manager,
Gardner Denver Blower Division

HELEN W. CORNELL
Vice President, Corporate Secretary and Treasurer

ROGER A. FINNAMORE
Vice President, Manufacturing Services and Technology

STEVEN M. KRIVACEK
Vice President, Human Resources

PHILIP R. ROTH
Vice President, Finance and Chief Financial Officer

J. DENNIS SHULL
Vice President and General Manager,
Gardner Denver Compressor and Pump Division
                                                                             37