Form 10-K405, Exhibit 13
period 1998-12-31
GARDNER DENVER INC
filed 1999-03-30
CIK 916459

Gardner Denver
-------------------------------------------------------------------------
Financial History
(dollars in thousands, except per share data)

                                                                                    Year ended December 31,
                                                             --------------------------------------------------------------------
                                                               1998           1997           1996           1995          1994<F1>
---------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues                                                     $384,992        291,547        218,000        191,541        175,854
Costs and Expenses:
 Cost of sales (excluding depreciation and amortization)      252,842        191,617        148,191        132,876        126,802
 Depreciation and amortization                                 12,978          9,662          8,097          8,263         12,908
 Selling and administrative expenses                           53,793         39,938         30,169         25,632         25,994
 Interest expense                                               4,849          3,937          3,104          4,950          4,667
 Other expense                                                    636            242             --             --             --
 Nonrecurring expense <F2>                                         --             --             --             --         99,710
---------------------------------------------------------------------------------------------------------------------------------
                                                              325,098        245,396        189,561        171,721        270,081
---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                              59,894         46,151         28,439         19,820        (94,227)
Provision (benefit) for income taxes                           23,089         18,500         11,533          8,226         (4,612)
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                            $ 36,805         27,651         16,906         11,594        (89,615)
=================================================================================================================================
Basic earnings (loss) per share <F3>                         $   2.29           1.84           1.16           0.81          (6.41)
=================================================================================================================================
Diluted earnings (loss) per share <F3>                       $   2.22           1.74           1.11           0.79          (6.39)
=================================================================================================================================

                                                                                           December 31,
                                                             --------------------------------------------------------------------
                                                               1998           1997           1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                                 $342,130        268,269        235,756        184,251        203,315
Long-term debt (excluding current maturities)                  81,058         51,227         55,069         36,661         56,103
Other long-term obligations                                    55,128         56,237         57,289         60,754         64,446
Stockholders' equity                                         $142,686        103,611         74,118         55,234         42,295
=================================================================================================================================

<F1> In 1994, through April 15, Gardner Denver, Inc. ("Gardner Denver"
     or the "Company") was a wholly-owned subsidiary of Cooper
     Industries, Inc. As such, the first quarter expenses were lower than if Gardner Denver had been a stand-alone company.

<F2> In 1994, the Company had nonrecurring expenses related to the discontinuance of product lines, write-off of goodwill and reserve for the sale of the Company's foundry.

<F3> Earnings per share have been adjusted for two stock splits effected in the form of stock dividends in 1997. See Note 1 to the Consolidated Financial Statements.

------------------------------------------------------------------------
Management's Discussion and Analysis


     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

========================================================================
Overview

     The Company's operations are organized into two separate reportable segments - Compressed Air Products and Petroleum Products. In the Compressed Air Products segment, the Company designs, manufactures, markets and services reciprocating, rotary screw and sliding vane air compressors and blowers for industrial applications. The largest markets for Gardner Denver's compressors and blowers are durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; and automotive service centers. Revenues of the Compressed Air Products segment constituted approximately 78% of total revenues in 1998.

     In the Petroleum Products segment, the Company designs, manufactures, markets and services a diverse group of pumps used in oil and natural gas production, well servicing and stimulation, oil and gas drilling and water blast markets. Typical applications include oil transfer, salt water disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power, and other liquid transfer applications. Revenues of the Petroleum Products segment constituted approximately 22% of total revenues in 1998.

     The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.

     In January 1998, the Company purchased Champion Pneumatic
Machinery Company, Inc. ("Champion"). Champion, located in Princeton, Illinois, is a leading manufacturer of low horsepower reciprocating compressors. Champion opens new market opportunities for Gardner Denver products and expands the range of reciprocating compressors available to existing distributors.

     In January 1998, the Company also acquired Geological Equipment Corporation ("Geoquip"), a leading manufacturer of pumps, ranging from 350 to 2,400 horsepower, in Fort Worth, Texas. The operation also remanufactures pumps and provides repair services. The addition of Geoquip enhances the Gardner Denver well servicing product line, expands the Company's presence in remanufacturing and repair services and introduces the Company to the fast-growing water blast market.

     The Company purchased the Wittig Division of Mannesmann Demag AG ("Wittig") in March 1998. Wittig, located in Schophfeim, Germany, is a leading manufacturer of rotary sliding vane compressors and vacuum pumps. Wittig's products primarily serve the truck blower market for liquid and dry bulk conveyance, as well as other industrial applications. The acquisition of Wittig expands the Company's manufacturing presence in Europe and provides distribution channels for its positive displacement blowers, which are produced in the United States.

     The Champion and Wittig acquisitions are included in the Company's Compressed Air Products segment. Geoquip is included in the Company's Petroleum Products segment.

     In 1997, Gardner Denver acquired Oy Tamrotor Ab ("Tamrotor"). Tamrotor, formerly a subsidiary of Tamrock Corporation, is located in Tampere, Finland, and designs and manufactures lubricated rotary screw compressor air ends. The addition of Tamrotor provided Gardner Denver with a manufacturing base in Europe as well as market penetration in several European compressor markets. Tamrotor is included in the Company's Compressed Air Products segment.

     In 1996, Gardner Denver completed two acquisitions. The first acquisition was NORAMPTCO, Inc. (renamed Gardner Denver Holdings Inc.), including its primary operating subsidiary, Lamson Corporation ("Lamson"). Lamson designs, manufactures and sells multistage centrifugal blowers and exhausters used in various industrial and wastewater applications. The acquisition complemented the Company's product offering by enabling it to participate in the centrifugal segment of the air and gas handling industry. In addition, since centrifugal blowers operate at reduced noise levels, the acquisition allowed the Company to compete in niche markets having lower noise requirements. This acquisition is included in the Company's Compressed Air Products segment.

     The second acquisition in 1996 was TCM Investments, Inc. ("TCM"), an oil field pump manufacturer based in Tulsa, Oklahoma. This acquisition further extended the Company's product line in well stimulation pumps, provided a physical presence in the oil field market and allowed Gardner Denver to become a sole source supplier of repair parts and remanufacturing services to some of the Company's customers. TCM is included in the Company's Petroleum Products segment.

     The acquisitions completed in 1996, 1997 and 1998 provide growth opportunities through synergistic product lines and international market penetration.

     The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

Gardner Denver
-------------------------------------------------------------------------
Management's Discussion and Analysis

                                                                      Year ended December 31,
                                                                -----------------------------------
                                                                1998           1997           1996
---------------------------------------------------------------------------------------------------
Revenues                                                        100.0%         100.0          100.0
Costs and Expenses:
 Cost of sales (excluding depreciation and amortization)         65.7           65.7           68.0
 Depreciation and amortization                                    3.4            3.3            3.7
 Selling and administrative expenses                             14.0           13.7           13.8
 Interest expense                                                 1.2            1.4            1.4
 Other expense                                                    0.1            0.1             --
---------------------------------------------------------------------------------------------------
                                                                 84.4           84.2           86.9
---------------------------------------------------------------------------------------------------

Income before income taxes                                       15.6           15.8           13.1
Provision for income taxes                                        6.0            6.3            5.3
---------------------------------------------------------------------------------------------------
Net income                                                        9.6%           9.5            7.8
===================================================================================================


YEAR ENDED DECEMBER 31, 1998, COMPARED WITH YEAR ENDED DECEMBER 31, 1997

========================================================================
Revenues

     Revenue growth in 1998 was primarily achieved through acquisitions and incremental shipments of petroleum products from backlog. Revenues were $385.0 million in 1998, which was $93.4 million or 32% higher than in 1997 and included $78.9 million from acquisitions completed since June 1997. Excluding incremental revenue from acquisitions, revenues increased $14.5 million (5%), primarily through shipments of petroleum products from the December 31, 1997 order backlog.

     Revenues in the Compressed Air Products segment increased $70.2 million (31%) to $298.4 million in 1998 compared to 1997. Excluding incremental revenues from acquisitions, which contributed $68.7 million, Compressed Air Product revenues increased $1.5 million. Although revenues increased in this segment during the first part of 1998 as a result of the penetration of niche markets, such as field gas gathering, and growth in the U.S. economy, demand for compressed air products slowed during the second half of 1998 as overall manufacturing output decreased in the United States. This reduced demand caused revenues in this segment for the last half of 1998 to be less than revenues for the last half of 1997, excluding acquisitions.

     In the Petroleum Products segment, revenues increased $23.2 million (37%) to $86.6 million in 1998, compared to 1997. An acquisition contributed $10.2 million of this increase. Excluding incremental revenues from this acquisition, petroleum products revenues increased $13.0 million (21%), primarily as a result of shipping drilling pumps from the order backlog that existed at the end of 1997.

=========================================================================
Costs and Expenses

     Gross margin (defined as revenues less cost of sales) in 1998 increased $32.2 million (32%) to $132.2 million from $99.9 million in 1997 primarily as a result of the additional sales volume. Incremental gross margin due to acquisitions completed since June 1997 accounted for $23.7 million of this increase. In 1998, gross margins were enhanced $4.5 million as a result of the liquidation of LIFO inventory layers, compared to $1.2 million in 1997. Gross margin was negatively affected by $1.1 million of severance and relocation expenses related primarily to re-sizing the Petroleum Products segment in response to decreased demand and integrating acquisitions in the fourth quarter of 1998. As a percentage of revenues, gross margin was 34.3% in both 1998 and 1997.

     The acquisitions completed since June 1997 negatively affected the gross margin percentage as these entities currently generate lower gross margins than the Company's previously existing operations. Excluding the impact of acquisitions, LIFO income and the fourth quarter severance and relocation expenses noted above, gross margin as a percentage of revenues improved to 34.3% in 1998 from 33.9% in 1997. This improvement in gross margin percentage was primarily the result of increased leverage of production overhead costs, petroleum product price increases implemented in 1997, cost reduction efforts such as manufacturing process improvements and an improved sales mix. These positive factors were partially offset by incremental expenses related to a plant relocation, which was completed in the fourth quarter of 1998, and the negative effects of inflation.

    Depreciation and amortization increased 34% to $13.0 million in 1998, compared with $9.7 million in 1997. Of the $3.3 million increase, $2.9 million is due to acquisitions completed in 1997 and 1998. Increased levels of capital expenditures also contributed to the increase in depreciation expense. Depreciation and amortization as a percentage of revenues was 3.4% in 1998, compared to 3.3% in 1997.

     Selling and administrative expenses increased in 1998 by 35% to $53.8 million from $39.9 million for 1997. Approximately $12.6 million of the $13.9 million increase is attributable to newly acquired operations. The remaining increase is due primarily to expenses related to a plant and division headquarters relocation, which was completed in the fourth quarter of 1998. As a percentage of revenues, selling and administrative expenses were 14.0% in 1998, compared to 13.7% in 1997. The increase in this ratio is attributable to acquisitions completed since June 1997, which have higher costs relative to sales than the Company's existing operations. Excluding these acquisitions, selling and administrative expenses, as a percentage of revenues, decreased to 13.5% in 1998, from 13.7% in the previous year.

     Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses, excluding unallocated corporate administrative expenses) increased $6.9 million or 18% over 1997 levels to $45.5 million. As a percentage of revenues, operating earn-

-------------------------------------------------------------------------

ings declined to 15.2% in 1998 compared to 16.9% in 1997. This deterioration in Compressed Air Products operating earnings (as a percentage of revenues), is primarily due to newly acquired operations. These acquired operations currently generate lower operating earnings (after amortization of goodwill associated with the acquisitions) than the Company's previously existing operations. Operating earnings (as a percentage of revenues) were also negatively affected by expenses associated with a plant and division headquarters relocation, completed in the fourth quarter of 1998, and the impact of fourth quarter expenses associated with further integrating recent acquisitions, partially offset by incremental LIFO income generated in 1998.

     Operating earnings in the Petroleum Products segment increased
$8.7 million to $21.9 million, a 66% increase from 1997. As a percentage of revenues, operating earnings for this segment improved significantly to 25.3% in 1998 compared to 20.9% in 1997. This improvement was primarily the result of significant volume increases, as the Company was able to increase the leverage of its manufacturing operations and administrative expenses, incremental LIFO income compared to the prior year and price increases implemented in the second half of 1997. This improvement was partially offset by the impact of fourth quarter expenses associated with re-sizing the segment in response to decreased demand.

     Interest expense increased $0.9 million (23%) for 1998 compared to 1997, due to incremental debt incurred for the acquisitions, partially offset by a lower overall average borrowing rate in 1998. The average interest rate for 1998 was 5.8% compared to 7.3% for 1997, primarily due to lower interest rates on incremental 1998 borrowings. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

=========================================================================
Income

     Income before income taxes increased $13.7 million (30%), to $59.9 million in 1998 from $46.2 million in 1997. Approximately $3.6 million of this improvement is attributable to the incremental impact of acquisitions completed since June 1997, net of goodwill amortization and interest expense on debt incurred to complete these transactions. The remaining $10.1 million increase is primarily a result of higher revenue volume, incremental LIFO income, increased leverage of costs and lower interest expense (excluding debt related to acquisitions) in 1998, compared to the previous year.

     The provision for income taxes increased by $4.6 million to $23.1 million in 1998 compared to 1997, as a result of the increase in income before taxes, partially offset by a reduction in the Company's overall effective tax rate. The Company's effective tax rate for 1998 was 38.6%, compared to 40.1% for 1997. The lower effective tax rate in 1998 is due to savings from the Foreign Sales Corporation ("FSC"), the lower statutory tax rate in Finland compared to the United States and the implementation of other tax strategies.

     Net income increased $9.1 million, or 33%, to $36.8 million ($2.22 diluted earnings per share) in 1998 compared to $27.7 million ($1.74 diluted earnings per share) in 1997. In 1998, net income included approximately $2.2 million ($0.13 diluted earnings per share) incremental after-tax income from acquisitions and $2.1 million ($0.13 diluted earnings per share) additional after-tax LIFO income, compared to 1997. Net income for 1998 was reduced by $0.6 million ($0.04 diluted earnings per share) due to after-tax expenses to re-size the Petroleum Products segment and integrate acquisitions. Excluding incremental income from acquisitions and LIFO, and expenses incurred to re-size the Petroleum Products segment and integrate acquisitions, net income increased $5.4 million (20%) in 1998 compared to 1997 and diluted earnings per share increased $0.26. This increase was primarily attributable to sales volume growth of petroleum products, the related increased leverage of manufacturing costs and administrative expenses, and price increases for petroleum products.

=========================================================================
Outlook

     During the third quarter of 1998, demand for the Company's petroleum products reached its lowest level of the previous four quarters as a result of the decline in the prices of oil and natural gas during the year. Orders for petroleum products were $56.2 million in 1998, including $7.3 million from acquisitions, a decrease of $30.3 million compared to 1997. Order backlog for the Petroleum Products segment was $6.5 million on December 31, 1998, compared to $32.6 million at the end of 1997. The Company does not believe that demand for its petroleum products will recover in 1999. Future increases in demand for these products are dependent upon appreciation in oil and natural gas prices, which the Company cannot predict. However, even if the price of oil and natural gas were to increase, the Company believes such a recovery would occur too late in 1999 to significantly improve its financial results. Even with the significantly lower revenue projections for petroleum products, the Company believes that this segment will continue to generate operating earnings in 1999.

    In general, demand for compressed air products follows economic growth patterns as indicated by the rate of change in industrial production and capacity utilization rates. In 1998, orders for compressed air products, including $65.3 million from acquisitions, increased $33.9 million to $276.5 million, compared to 1997. Order backlog for the Compressed Air Products segment was $43.7 million as of December 31, 1998, including $4.1 million from acquisitions, compared to $58.5 million as of December 31, 1997. The Company experienced softer orders for its industrial products, primarily during the second half of 1998, which is expected to limit the rate of revenue growth for compressor products during the first and second quarters of 1999.

     At present, the Company anticipates cost reduction efforts and the financial benefits of completing acquisition integration projects to enhance profitability in 1999. However, the decreased revenues as a result of depressed demand for petroleum products and softer orders for compressed air products will result in unfavorable earnings comparisons in 1999 compared to 1998. Accordingly, based on its current economic outlook, the Company anticipates that diluted earnings per share will be approximately 20% to 25% lower in 1999 compared to 1998.


YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

=========================================================================
Revenues

     Revenues for 1997 increased $73.5 million or 34% over 1996 to $291.5 million. Revenues in the Compressed Air Products segment improved 21% to $228.2 million, while revenues in the Petroleum Products segment increased 111% to $63.3 million.

Gardner Denver
-------------------------------------------------------------------------
Management's Discussion and Analysis

     Revenues included approximately $48.7 million attributable to the incremental revenues from three acquisitions completed since August 1996. Excluding incremental revenues from acquisitions, revenues increased approximately $24.8 million (11%) for the year, compared to 1996, due to significant growth in oil and gas well drilling and servicing, and continued expansion of the U.S. economy which strengthened demand for compressor products.

     Revenues in the Compressed Air Products segment increased $40.2 million in 1997. Acquisitions generated approximately $36.4 million of the increase. Excluding the incremental revenues from acquisitions, revenues for this segment increased 2% in 1997 compared to the previous year, primarily due to price increases. Price increases were implemented in 1997 for most products in the Compressed Air Products segment, generally offsetting cost increases. Selected revenue volume increases resulted from expansion of industrial investment and niche compressor applications in the petroleum industry. The order backlog as of December 31, 1997 for the Company's compressor products, excluding acquisitions, increased 34% to $49.7 million, compared to the previous year.

     In the Petroleum Products segment, revenues increased 111% to $63.3 million for the year ended December 31, 1997, compared to 1996. Incremental revenues from acquisitions generated $12.3 million of the $33.3 million increase in revenues. Significant price increases were implemented in this segment in 1997. The remaining revenue increase resulted from volume growth in oil and gas well drilling and well servicing activity. The order backlog for the Company's petroleum products, as of December 31, 1997, increased 247% to $32.6 million, compared to the previous year.

=========================================================================
Costs and Expenses

     Gross margins (defined as revenues less cost of sales) increased $30.1 million, or 43%, to $99.9 million in 1997 compared to 1996, as a result of the additional sales volume. Incremental gross margin due to the acquisitions accounted for $17.5 million of the increase. As a percentage of revenues, gross margins increased to 34.3% in 1997 from 32.0% in 1996. In 1997, gross margins were enhanced $1.2 million as a result of the liquidation of LIFO inventory layers, compared to an increase of $2.0 million in 1996. The Lamson acquisition positively affected the gross margin percentage, since its products are sold by commissioned sales representatives rather than through distributors which resell to the end user, resulting in higher mark-ups.

     Excluding the acquisition of Lamson and LIFO income, gross margin as a percentage of revenues improved to 33.3% in 1997 from 30.6% in 1996. The higher gross margin as a percentage of revenues was a result of the combined effects of cost reduction efforts such as manufacturing process improvements, leverage of fixed costs over higher volume and price increases. Manufacturing process improvements included programs to reduce set-up, improve quality, reduce rework and improve production flow. Programs were also put in place in 1996 and 1997 to reduce costs for purchased parts used in the Company's products.

     Depreciation and amortization increased $1.6 million in 1997 from 1996 levels. Depreciation expense increased $0.8 million in 1997 compared to 1996, primarily as a result of acquisitions. Excluding acquisitions, depreciation declined $0.4 million, as additional assets became fully depreciated. Amortization expense increased $0.8 million, or 29%, from the prior year, primarily due to amortization of goodwill related to the 1996 and 1997 acquisitions. As a percentage of revenues, depreciation and amortization declined to 3.3% in 1997 from 3.7% in 1996, due to the effect of higher revenues.

     Selling and administrative expenses increased by 32% to $39.9 million for 1997 from $30.2 million in 1996. Newly acquired operations accounted for approximately $5.8 million of the $9.7 million increase. The remainder of the increase was due primarily to higher manpower levels and an increase in travel and purchased services, most of which was related to the increased revenues and integration of acquisitions. As a percentage of revenues, selling and administrative expenses decreased to 13.7% in 1997 from 13.8% in 1996.

     Operating earnings for the Compressed Air Products segment increased 27% over 1996 to $38.6 million. As a percentage of revenues, operating earnings were 16.9% in 1997 compared to 16.2% in 1996. The increase was due to additional revenues and improved manufacturing efficiencies. The Petroleum Products segment had operating earnings of $13.2 million in 1997, compared to $2.3 million in 1996. The Company was able to leverage its manufacturing operations and obtain significant price increases as a result of the increased demand for petroleum products, resulting in operating earnings of 20.9% of petroleum products revenues, compared to 7.5% in 1996.

     Interest expense for 1997 increased $0.8 million to $3.9 million due to incremental debt incurred for the acquisitions and higher average interest rates. Interest rates on the Company's long-term debt in 1997 averaged 7.3%, compared to 7.1% in 1996. The higher interest rate was primarily due to a $35 million senior note (the "Note") issued in September 1996 at a fixed rate of approximately 7.3% and the assumption of a fixed rate industrial development bond as part of one of the acquisitions.

=========================================================================
Income

     Income before taxes increased $17.8 million, or 62%, to $46.2 million from $28.4 million. Approximately $6.8 million of this improvement was provided by the incremental impact of acquisitions, net of goodwill amortization and interest expense on debt incurred to complete these transactions. The remaining $11.0 million increase was primarily a result of incremental revenues, improved gross margin and lower interest expense (excluding debt related to acquisitions) in 1997 compared to the previous year.

     Income tax expense increased $7.0 million from 1996 to $18.5 million, a 60% increase, as a result of the incremental income before taxes. The Company's effective tax rate in 1997 was 40.1% compared to 40.6% in 1996. The lower effective tax rate in 1997 was due to the savings from the FSC, the lower statutory tax rate in Finland compared to the United States and the implementation of other tax strategies, partly offset by an increase in nondeductible goodwill related to the acquisitions.

     Net income increased $10.7 million, or 64%, to $27.7 million for 1997 compared to $16.9 million for 1996. The increase in net income included approximately $3.1 million incremental after-tax income from the acquisitions, offset by $0.5 million less in after-tax LIFO income in 1997 compared to 1996. Excluding LIFO income and incremental income from acquisitions, net income increased $8.2 million (52%) for the year due to revenue growth and process improvements in manufacturing operations. On a per share basis, diluted earnings increased $0.63 (57%) to $1.74 in 1997, compared to $1.11 in the

-------------------------------------------------------------------------

previous year. Excluding LIFO income and incremental income from acquisitions, diluted earnings per share increased $0.47 (46%) in 1997 compared to the previous year.

LIQUIDITY AND CAPITAL RESOURCES

=========================================================================
Operating Working Capital

     During 1998, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $8.0 million to $61.9 million. Excluding the impact of operating working capital acquired as a result of the Company's 1998 acquisitions and the impact of changes in foreign currency exchange rates, operating working capital decreased by $5.7 million in 1998. Receivables were reduced by $2.7 million, primarily as a result of intensified collection efforts. Inventories decreased $11.7 million principally as a result of reductions in petroleum products inventory due to product shipments, coupled with continued improvement in inventory turnover in both segments as programs to reduce all categories of inventory yielded positive results. Reduced spending and inventory purchases resulted in an $8.7 million decrease in accounts payable and accrued liabilities.

=========================================================================
Cash Flows

     During 1998, the Company generated cash flows from operations totaling $52.5 million, an increase of $11.7 million (29%) compared to 1997. This increase was primarily the result of incremental net income and increased depreciation and amortization, combined with the reductions in operating working capital discussed above (net of the impact of acquired working capital and changes in foreign exchange rates). During 1998, the Company borrowed $18.0 million under a new revolving credit facility and utilized the funds to repay all outstanding commitments under its previous credit facility. The Company also borrowed $40.0 million to finance acquisitions, and issued $10.5 million of its common stock to fund a portion of the purchase price for Geoquip. Cash flows from the items discussed above enabled the Company to spend $19.7 million on capital expenditures, repurchase $11.2 million of the Company's common stock and repay $38.8 million of long-term debt, and resulted in an increase in the cash balance of $15.6 million as of December 31, 1998.

=========================================================================
Capital Expenditures and Commitments

     Capital projects to increase operating efficiency and flexibility, expand production capacity and improve product quality resulted in expenditures totaling $19.7 million in 1998. This was $9.9 million higher than the level in 1997, primarily due to expenditures for production equipment and construction of the new manufacturing facility in Peachtree City, Georgia and capital invested in recently acquired operations.

     In 1997, the Company announced that it would close its centrifugal blower manufacturing plant in Syracuse, New York, and consolidate operations at its new site in Georgia. The new plant began operations in the fourth quarter of 1998, at which time the Syracuse plant was shut down.

     The Company anticipates that capital expenditures will decrease to approximately $15 million in 1999, primarily due to completion of the new facility in Georgia in 1998. Commitments for capital expenditures at December 31, 1998 totaled $6.9 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

     In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. The shares will be purchased from time to time in open market or private transactions. In 1998, 755,100 shares were repurchased under this repurchase program at a cost of $11.2 million.

=========================================================================
Liquidity

     During 1998, the Company entered into a new revolving line of credit agreement with an aggregate $125.0 million borrowing capacity (the "Credit Line") and terminated the previous line of credit. On December 31, 1998, the Credit Line had an outstanding balance of approximately $36.0 million, leaving $89.0 million available for future use. The Credit Line requires no principal payments during the term of the agreement, which expires in January 2003. The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these arrangements, other than customary covenants regarding certain earnings, liquidity, and capital ratios.

    In April 1998, the Fayette County Development Authority issued
$9.5 million in industrial revenue bonds (the "IRB"), on behalf of the Company, to finance the cost of constructing and equipping the Company's new manufacturing facility in Georgia. The principal amount of the IRB is to be repaid in full in March 2018. The IRB is secured by a letter of credit.

     Management currently expects that the Company's future cash flows will be sufficient to fund the scheduled debt service under the Note, the Credit Line and the IRB and provide required resources for working capital and capital investments.

=========================================================================
Market Risk

     The Company is exposed to market risk related to changes in interest rates and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. Dollar across relevant foreign currencies, principally the German Mark and Finnish Markka, the potential losses in future earnings, fair value and cash flows are not material.

=========================================================================
Impact of Year 2000 Issues

     "Year 2000 Issues" are the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices

Gardner Denver
-------------------------------------------------------------------------
Management's Discussion and Analysis

or statements, perform material requirements planning or engage in similar normal business activities.

     The Company believes the 1997 and 1998 implementations of new and upgraded management information systems appropriately address the Year 2000 Issues for the programs replaced with these systems. These upgrades include significant enhancements for purposes other than addressing Year 2000 Issues. The Company has completed its assessment of the impact of Year 2000 Issues on other parts of its business, including embedded systems not involving information technology. The Company expects to implement the remaining upgrades necessary to address Year 2000 Issues by the first half of 1999. The Company anticipates that the costs incurred solely to address its Year 2000 Issues will be less than $0.5 million.

     The Company is communicating with its significant suppliers and customers to determine the extent to which the Company would be vulnerable to those third parties' failure to remediate their own Year 2000 Issues. The Company is also in the process of performing on-site reviews of critical suppliers and customers to assess their state of readiness as considered appropriate.

     If required modifications related to Year 2000 Issues are not successfully made on a timely basis by the Company or its significant suppliers or customers, the Company's operations, liquidity or financial condition could be materially affected. Although not anticipated, the most reasonably likely worst case scenario of failure by the Company or its significant suppliers or customers to resolve the Year 2000 Issues would be a short-term interruption of manufacturing operations at one or more of the Company's facilities and a short-term inability on the part of the Company to deliver product to customers.

     As noted above, the Company expects its internal systems to be Year 2000 compliant in a timely manner. However, the success of the Company's suppliers and customers in remediating their respective Year 2000 Issues is not within the Company's control. The Company does not currently expect that its operations will be materially impacted by its suppliers' or customers' Year 2000 Issues. Nonetheless, the Company is currently developing contingency plans, particularly as related to its significant suppliers, which include the identification and qualification of alternate supply sources for key materials and services.

=========================================================================
Impact of the Conversion to the Euro


     On January 1, 1999, eleven of the member countries of the European Union converted from their sovereign currencies to a common currency, the euro. At that time, fixed conversion rates between the legacy currencies and the euro were set.

     The Company has evaluated the potential effect upon its business of the euro conversion, and developed plans to address any such effect, including changes to information systems to accommodate various aspects of the new currency and potentially increased competitive pressures from greater price transparency. Given the status of the implementation of new and upgraded information systems at appropriate locations and the relative size of its current European operations, the Company does not anticipate that its consolidated financial position, results of operations or liquidity will be materially adversely affected as a result of the euro conversion.

=========================================================================
New Accounting Standard

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133" or the "Statement"). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     SFAS 133 is effective for fiscal years beginning after June 15, 1999 and will be adopted at that time. The Company has reviewed its current derivative instruments and hedging activities and has determined that the adoption of SFAS 133 would not have a material impact on its consolidated financial statements as of December 31, 1998.

========================================================================
Cautionary Statements Regarding Forward-Looking Statements

     This Annual Report to Stockholders, including Management's Discussion and Analysis and the Chairman's Letter, contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Such uncertainties and factors could cause actual results of the Company to differ materially from those matters expressed in or implied by such forward-looking statements. Such uncertainties and factors could include among others: the speed with which the Company is able to integrate its recent acquisitions and realize the related financial benefits; the level of oil and natural gas prices, drilling and production, which affect demand for the Company's petroleum products; pricing of Gardner Denver's products; changes in the general level of industrial production and industrial capacity utilization rates in the United States and the rate of economic growth outside the United States, which affect demand for the Company's compressed air products; the degree to which the Company is able to penetrate niche markets; the successful implementation of cost reduction efforts; and the extent to which the Company is able to operate without disruption due to Year 2000 Issues.

-------------------------------------------------------------------------
Report of Management

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


/s/ Ross J. Centanni

Ross J. Centanni
Chairman, President and
Chief Executive Officer


/s/ Philip R. Roth

Philip R. Roth
Vice President, Finance and
Chief Financial Officer


-------------------------------------------------------------------------
Report of Independent Public Accountants

To Gardner Denver, Inc.

     We have audited the accompanying consolidated balance sheet of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

St. Louis, Missouri
February 12, 1999

Gardner Denver
-------------------------------------------------------------------------
Consolidated Statement of Operations
(dollars in thousands, except per share amounts)

                                                                              Year ended December 31,
                                                                      --------------------------------------
                                                                          1998           1997           1996
------------------------------------------------------------------------------------------------------------
Revenues                                                              $384,992        291,547        218,000
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)             252,842        191,617        148,191
   Depreciation and amortization                                        12,978          9,662          8,097
   Selling and administrative expenses                                  53,793         39,938         30,169
   Interest expense                                                      4,849          3,937          3,104
   Other expense                                                           636            242             --
------------------------------------------------------------------------------------------------------------
                                                                       325,098        245,396        189,561
------------------------------------------------------------------------------------------------------------

Income before income taxes                                              59,894         46,151         28,439
Provision for income taxes                                              23,089         18,500         11,533
------------------------------------------------------------------------------------------------------------

Net income                                                            $ 36,805         27,651         16,906
============================================================================================================

Basic earnings per share                                              $   2.29           1.84           1.16
============================================================================================================

Diluted earnings per share                                            $   2.22           1.74           1.11
============================================================================================================


The accompanying notes are an integral part of this statement.

------------------------------------------------------------------------
Consolidated Balance Sheet
(dollars in thousands, except per share amounts)

                                                                      Year ended December 31,
                                                                      -----------------------
                                                                          1998           1997
---------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and equivalents                                               $ 24,474          8,831
   Receivables (net of allowances of $4,371 in 1998
    and $2,866 in 1997)                                                 69,617         62,307
   Inventories, net                                                     53,115         48,324
   Deferred income taxes                                                 2,445          2,784
   Other                                                                 2,154          1,768
---------------------------------------------------------------------------------------------
      Total current assets                                             151,805        124,014
---------------------------------------------------------------------------------------------

Property, plant and equipment, net                                      59,261         37,530
Intangibles, net                                                       114,254         85,524
Deferred income taxes                                                   12,172         15,845
Other assets                                                             4,638          5,356
---------------------------------------------------------------------------------------------
      Total assets                                                    $342,130        268,269
=============================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
   Short-term borrowings and current maturities of
    long-term debt                                                    $  2,452            459
   Accounts payable and accrued liabilities                             60,806         56,735
---------------------------------------------------------------------------------------------
      Total current liabilities                                         63,258         57,194
---------------------------------------------------------------------------------------------


Long-term debt, less current maturities                                 81,058         51,227
Postretirement benefits other than pensions                             46,612         50,689
Other long-term liabilities                                              8,516          5,548
---------------------------------------------------------------------------------------------
      Total liabilities                                                199,444        164,658
=============================================================================================


Stockholders' equity:
   Common stock, $.01 par value; 50,000,000 shares
      authorized; 15,496,849 and  15,435,953 shares issued
      and outstanding in 1998 and 1997, respectively                       163            154
   Capital in excess of par value                                      153,656        139,524
   Treasury stock at cost, 803,286 and 18,937 shares in
      1998 and 1997, respectively                                      (12,259)          (333)
   Retained earnings (deficit)                                           3,306        (33,432)
   Accumulated other comprehensive loss                                 (2,180)        (2,302)
---------------------------------------------------------------------------------------------
      Total stockholders' equity                                       142,686        103,611
---------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                   $342,130        268,269
=============================================================================================

The accompanying notes are an integral part of this statement.

Gardner Denver
------------------------------------------------------------------------
Consolidated Statement of Stockholders' Equity
(dollars in thousands)

                                                                                          Accumulated
                                                     Capital In              Retained           Other          Total
                                             Common   Excess of   Treasury  (Deficit)   Comprehensive  Stockholders'  Comprehensive
                                              Stock   Par Value      Stock   Earnings   Income (Loss)         Equity  Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1996                        $144     133,079               (77,989)                        55,234

Stock issued for benefit plans and options        4       2,033                                                2,037
Net income                                                                     16,906                         16,906         16,906
Foreign currency translation adjustments                                                          (59)           (59)           (59)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             16,847
                                                                                                                             ======
Balance December 31, 1996                      $148     135,112         --    (61,083)            (59)        74,118
====================================================================================================================

Stock issued for benefit plans and options        6       4,412                                                4,418
Treasury stock                                                        (333)                                     (333)
Net income                                                                     27,651                         27,651         27,651
Foreign currency translation adjustments                                                       (2,243)        (2,243)        (2,243)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             25,408
                                                                                                                             ======
Balance December 31, 1997                      $154     139,524       (333)   (33,432)         (2,302)       103,611
====================================================================================================================

Stock issued for benefit plans and options        5       3,636                                                3,641
Stock issued for acquisition                      4      10,496                                               10,500
Treasury stock                                                     (11,926)                                  (11,926)
Other                                                                             (67)                           (67)
Net income                                                                     36,805                         36,805         36,805
Foreign currency translation adjustments                                                          122            122            122
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             36,927
                                                                                                                             ======
Balance December 31, 1998                      $163     153,656    (12,259)     3,306          (2,180)       142,686
====================================================================================================================



The accompanying notes are an integral part of this statement.

------------------------------------------------------------------------
Consolidated Statement of Cash Flows
(dollars in thousands)

                                                                               Year ended December 31,
                                                                      --------------------------------------
                                                                          1998           1997           1996
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                         $ 36,805         27,651         16,906
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                    12,978          9,662          8,097
       LIFO liquidation income                                          (4,541)        (1,220)        (2,021)
       Stock issued for employee benefit plans                           2,423          1,769          1,389
       Deferred income taxes                                             3,403          2,471            456
       Changes in assets and liabilities:
         Receivables                                                     2,669         (7,822)         3,155
         Inventories                                                    11,695          5,476          8,604
         Accounts payable and accrued liabilities                       (8,702)         6,757            837
         Other assets and liabilities, net                              (4,211)        (3,942)        (3,493)
------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                   52,519         40,802         33,930
------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Business acquisitions, net of cash                                  (37,578)       (26,211)       (34,845)
   Capital expenditures                                                (19,679)        (9,808)        (4,171)
   Disposals of property, plant and equipment                              602            117            735
   Foreign currency hedging transactions                                  (427)        (1,971)            --
------------------------------------------------------------------------------------------------------------
            Net cash used for investing activities                     (57,082)       (37,873)       (38,281)
------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Principal payments on long-term debt                                (38,833)       (27,986)       (52,556)
   Proceeds from long-term borrowings                                   69,512         23,000         63,000
   Purchase of treasury stock                                          (11,926)          (333)            --
   Proceeds from stock options                                           1,218          2,649            648
   Other                                                                  (136)            --             --
------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) financing activities        19,835         (2,670)        11,092
------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                    371            (38)            --
------------------------------------------------------------------------------------------------------------

Increase in cash and equivalents                                        15,643            221          6,741
Cash and equivalents, beginning of year                                  8,831          8,610          1,869
------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                     $ 24,474          8,831          8,610
============================================================================================================

The accompanying notes are an integral part of this statement.

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


=========================================================================
Note 1:  Summary of Significant Accounting Policies


Basis of Presentation

     The accompanying consolidated financial statements reflect the operations of Gardner Denver, Inc. ("Gardner Denver" or the "Company") and its subsidiaries (formerly known as Gardner Denver Machinery Inc.). Certain prior year amounts have been reclassified to conform with current year presentation.

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

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in entities in which the Company has 20% to 50% ownership are accounted for by the equity method.

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

Foreign Currency Translation

     Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive income, a separate component of stockholders' equity.

Revenue Recognition

     The Company recognizes revenues when goods are shipped to the customer.

Cash Equivalents

     Cash equivalents are highly liquid investments (valued at cost, which approximates fair value), acquired with an original maturity of three months or less.

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

Research and Development

     Costs for research and development are expensed as incurred and were $3,479, $2,845 and $2,405 for the years ended December 31, 1998, 1997 and 1996, respectively.

Financial Instruments

     Included on the balance sheet is a foreign currency forward contract in Finnish Markka to hedge foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Oy Tamrotor Ab ("Tamrotor"). The contract is marked to market and both unrealized and realized gains and losses are included as a component of accumulated other comprehensive income in stockholders' equity. There are no off balance sheet derivative financial instruments as of December 31, 1998. As of December 31, 1997, such instruments consisted of an interest rate swap agreement used to fix interest rates on floating rate debt.

Earnings Per Share

     The 1998 and 1997 basic earnings per share were calculated based on 16,066,699 and 15,059,569 weighted average shares outstanding, respectively. The 1998 and 1997 diluted earnings per share were calculated based on 16,610,007 and 15,871,727 weighted average shares outstanding, respectively. For additional information on the calculation of earnings per share, see Note 8.

-------------------------------------------------------------------------




=========================================================================
Note 2:  Acquisitions

     On January 5, 1998, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Geological Equipment Corporation ("Geoquip") located in Fort Worth, Texas, for approximately $12.0 million. Gardner Denver also paid approximately $2.0 million in cash to acquire patents, previously owned by Geoquip's shareholders, for products manufactured by Geoquip. The purchase price for the assets of Geoquip was paid in cash ($1.5 million) and 430,695 shares of Gardner Denver common stock. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition and resulted in cost in excess of net assets acquired of $8.3 million.

     On January 29, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of Champion Pneumatic Machinery Company, Inc. ("Champion"), located in Princeton, Illinois, a subsidiary of CRL Industries, Inc., for approximately $23.5 million. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition and resulted in cost in excess of net assets acquired of $16.8 million.

     On March 9, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of the Wittig Division of Mannesmann Demag AG ("Wittig") for approximately $10.5 million. Wittig is located in Schophfeim, Germany. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition and resulted in cost in excess of net assets acquired of $3.6 million.

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

     As a result of the stability of the product technology, markets and customers associated with these acquisitions, the cost in excess of net assets acquired for each acquisition is being amortized over 40 years using the straight-line method.

     All acquisitions, have been accounted for by the purchase method, and accordingly, the results of operations of Geoquip, Champion, Wittig, Tamrotor, GDHI and TCM are included in the Company's Consolidated
Statement of Operations from the respective dates of acquisition.
Certain estimates of fair market value of assets received and liabilities assumed were made with adjustments to each separate company's historical financial statements. The estimates and adjustments for Wittig have not been finalized.


=========================================================================
Note 3:  Inventories

                                                                     December 31,
                                                              -------------------------
                                                                 1998              1997
---------------------------------------------------------------------------------------
Raw materials, including parts and subassemblies              $42,006            47,992
Work-in-process                                                 8,167             9,667
Finished goods                                                 17,159            11,003
Perishable tooling and supplies                                 2,525             2,571
---------------------------------------------------------------------------------------
                                                               69,857            71,233
Excess of current standard costs over LIFO costs               (7,037)          (10,964)
Allowance for obsolete and slow-moving inventory               (9,705)          (11,945)
---------------------------------------------------------------------------------------
  Inventories, net                                            $53,115            48,324
=======================================================================================

     During 1998, 1997 and 1996, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 1998, 1997 and 1996 by $2,788, $732 and $1,213, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1996 through 1998, the LIFO liquidation income was recorded in the fourth quarter.

=========================================================================

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


=========================================================================
Note 4:  Property, Plant and Equipment and Intangibles

                                                                     December 31,
                                                            ---------------------------
                                                                 1998              1997
---------------------------------------------------------------------------------------
Property, plant and equipment:
 Land and land improvements                                 $   4,453             2,836
 Buildings                                                     35,187            25,278
 Machinery and equipment                                       78,950            67,850
 Tooling, dies, patterns, etc.                                 28,241            26,462
 Office furniture and equipment                                10,144             9,353
 Other                                                          1,507             1,360
 Construction in progress                                       6,823             3,484
---------------------------------------------------------------------------------------
                                                              165,305           136,623
 Accumulated depreciation                                    (106,044)          (99,093)
---------------------------------------------------------------------------------------
   Property, plant and equipment, net                       $  59,261            37,530
=======================================================================================

Intangibles:
 Goodwill                                                   $ 132,541           102,351
 Other                                                          3,855             1,841
---------------------------------------------------------------------------------------
                                                              136,396           104,192
 Accumulated amortization                                     (22,142)          (18,668)
---------------------------------------------------------------------------------------
   Intangibles, net                                         $ 114,254            85,524
=======================================================================================

=========================================================================
Note 5:  Accounts Payable and Accrued Liabilities

                                                                     December 31,
                                                            ---------------------------
                                                                 1998              1997
---------------------------------------------------------------------------------------
Accounts payable - trade                                    $  26,762            23,371
Salaries, wages and related fringe benefits                     7,978             4,364
Product liability, workers' compensation and other
 insurance                                                      3,752             3,595
Other                                                          22,314            25,405
---------------------------------------------------------------------------------------
 Total accounts payable and accrued liabilities             $  60,806            56,735
=======================================================================================


=========================================================================
Note 6:  Pension and Other Postretirement Benefits

     The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans which are noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act.

     In addition, salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees will not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

     The following tables provide a reconciliation of the changes in both the pension and other postretirement plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31, 1998 and 1997:

-------------------------------------------------------------------------




                                                                                                                Other
                                                                                                       Postretirement
                                                                       Pension Benefits                      Benefits
                                                              -------------------------------------------------------------
                                                                 1998              1997              1998              1997
---------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
Obligation at January 1                                       $48,781            49,241          $ 27,939            27,990
Service cost                                                    1,243               904                28                30
Interest cost                                                   3,569             3,500             1,860             2,005
Plan amendments                                                    --            (1,339)               --                --
Actuarial loss (gain)                                           3,782             1,327               (58)              (71)
Acquisition                                                     2,328                --                --                --
Benefit payments                                               (5,826)           (4,852)           (2,288)           (2,015)
Effect of exchange rate changes                                   229                --                --                --
---------------------------------------------------------------------------------------------------------------------------
  Obligation at December 31                                   $54,106            48,781          $ 27,481            27,939
===========================================================================================================================

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                        $55,178            51,800
Actual return on plan assets                                    5,134             7,679
Employer contributions                                            597               551
Benefit payments                                               (5,826)           (4,852)
---------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at December 31                    $55,083            55,178          $     --                --
===========================================================================================================================

Funded status
Funded status at December 31                                  $   977             6,397          $(27,481)          (27,939)
Unrecognized transition asset                                    (163)             (372)               --                --
Unrecognized prior-service cost                                  (966)           (1,052)           (5,240)           (6,440)
Unrecognized gain                                              (4,903)           (8,090)          (16,259)          (18,598)
---------------------------------------------------------------------------------------------------------------------------
  Accrued benefit liability                                   $(5,055)           (3,117)         $(48,980)          (52,977)
===========================================================================================================================


      The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1998 and 1997 are as follows:


                                                                                                     1998              1997
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                                     $8,487             5,924
===========================================================================================================================
Fair value of plan assets                                                                          $3,791             3,253
===========================================================================================================================

The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement.

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


      The following table provides the components of net periodic benefit expense (income) for the plans for the years ended
December 31, 1998, 1997 and 1996.

                                                              Pension Benefits                   Other Postretirement Benefits
                                                     --------------------------------------------------------------------------
                                                        1998         1997          1996         1998          1997         1996
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                         $ 1,243          904           962      $    28            30          100
Interest cost                                          3,569        3,500         2,850        1,860         2,005        1,800
Expected return on plan assets                        (4,443)      (4,148)       (3,774)          --            --           --
Amortization of transition asset                        (209)        (209)         (220)          --            --           --
Amortization of prior-service cost                       (86)          10            41       (1,200)       (1,200)      (1,200)
Amortization of net gain                                 (64)         (16)           --       (2,431)       (2,504)      (2,800)
-------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit expense (income)                   10           41          (141)     $(1,743)       (1,669)      (2,100)
Defined contribution plans                             3,576        2,723         1,981      ==================================
---------------------------------------------------------------------------------------
  Total retirement plan expense                      $ 3,586        2,764         1,840
=======================================================================================

                                                                                         COMPUTATIONAL ASSUMPTIONS
                                                                                 Pension and Other Postretirement Benefits
                                                                     ----------------------------------------------------------
                                                                             Net Pension Cost                Benefit Obligation
                                                                     ----------------------------------------------------------
                                                                               December 31,                     December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                     1998          1997         1996          1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                        7.25%         7.50%        7.00%         6.75%        7.25%

                                                                                           Pension Benefits
                                                                     ----------------------------------------------------------
Rate of increase in compensation levels                              5.50%         5.50%        5.50%         5.00%        5.50%
Expected long-term rate of return on assets                          8.50%         8.50%        8.50%           --           --
===============================================================================================================================


     For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 1998 was 7.5% for participants under age 65 and 6.5% for participants over age 65. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2005 and remain at that level thereafter.

     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                          One Percentage Point
                                                                        -----------------------
                                                                        Increase       Decrease
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
  net periodic other postretirement benefit cost - increase (decrease)       8.9%         (7.8%)
Effect on the postretirement benefit obligation - increase (decrease)        9.6%         (8.4%)
===============================================================================================

     The full-time salaried and hourly employees of the Company's
Wittig operation in Germany, acquired in March 1998, have pension benefits provided under defined benefit pay-related and service-related plans which are noncontributory. Consistent with the practice in Germany, these plans are unfunded. As a result of the acquisition of Wittig and the unfunded nature of the plans, the full amount of the projected pension benefit obligation as of the acquisition date was recorded as an accrued benefit liability on the Consolidated Balance Sheet. The change in the pension benefit obligation and the net periodic pension benefit expense from the acquisition date forward have been included in the preceding pension benefit tables.

     The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

     Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in the Company's Retirement Savings Plan (the "Savings Plan"), which is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the Savings Plan are in the form of the Company's common stock.

-------------------------------------------------------------------------




=========================================================================
Note 7:  Stock-Based Compensation Plans

     Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 2,250,000 shares of common stock has been reserved for issuance under the Incentive Plan. Through December 31, 1998, the Company has granted options on 2,155,609 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. One-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1994, 1995 and 1997 expire five years after the date of grant. The options granted to employees in 1996 and 1998 expire ten years after the date of the grant.

     Under the Incentive Plan, each nonemployee director is automatically granted an option to purchase 3,000 shares of common stock on the day after each annual meeting of stockholders. These options are granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant and expire five years after the date of grant.

     The Company has an employee stock purchase plan (the "Stock Purchase Plan") and has reserved 675,000 shares for issuance. All eligible employees who enroll in an offering receive options to purchase shares of common stock at the lesser of 90% of the fair market price of the stock on the offering date or 100% of the fair market price on the exercise date. Each offering under the Stock Purchase Plan requires participating employees to have the purchase price of the options withheld from their pay over a two year period. The exercise date for the previous offering was November 7, 1997, at which time employees elected to purchase 277,185 shares at the offering price of $5.12 per share. The exercise date for the most recent offering is November 8, 1999. As of December 31, 1998, employees had enrolled to purchase 77,490 shares at the current offering price of $21.97 per share.

     The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with the fair value methodology of this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

                                                                                                1998          1997         1996
-------------------------------------------------------------------------------------------------------------------------------
Net income                       As reported                                                 $36,805        27,651       16,906
                                 Pro forma                                                    35,655        26,817       16,328

Basic earnings per share         As reported                                                 $  2.29          1.84         1.16
                                 Pro forma                                                      2.22          1.78         1.12

Diluted earnings per share       As reported                                                 $  2.22          1.74         1.11
                                 Pro forma                                                      2.15          1.69         1.07
-------------------------------------------------------------------------------------------------------------------------------

     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. A summary of the status of the Company's Incentive Plan at December 31, 1998, 1997 and 1996, and changes during the years then ended, is presented in the table and narrative below (shares in thousands):

                                                                Wtd. Avg.                  Wtd. Avg.                  Wtd. Avg.
                                                                 Exercise                   Exercise                   Exercise
                                                      Shares        Price        Shares        Price        Shares        Price
                                                      -------------------------------------------------------------------------
                                                             1998                       1997                       1996
                                                      -------------------------------------------------------------------------
Options outstanding, beginning of year                 1,174       $ 6.91         1,371       $ 4.88         1,225        $3.33
Granted                                                  257        26.01           159        18.28           384         8.77
Exercised                                               (334)        3.64          (293)        3.96          (223)        3.18
Forfeited                                                (20)       13.57           (63)        5.27           (15)        3.42
                                                       -----                      -----                      -----
  Options outstanding, end of year                     1,077        12.36         1,174         6.91         1,371         4.88
                                                       =====                      =====                      =====
Options exercisable, end of year                         623         6.49           627         4.17           581         3.20
                                                       =====                      =====                      =====
Weighted average fair value of options granted                      10.31                       6.76                       5.04
===============================================================================================================================

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


     The following table summarizes information about fixed-price stock options outstanding at December 31, 1998 (shares in thousands):

                                                         Options Outstanding                           Options Exercisable
                                              ------------------------------------------------------------------------------
                                                   Number          Wtd. Avg.   Wtd. Avg.                 Number    Wtd. Avg.
Range of                                      Outstanding          Remaining    Exercise            Exercisable     Exercise
Exercise Prices                               at 12/31/98   Contractual Life       Price            at 12/31/98        Price
----------------------------------------------------------------------------------------------------------------------------
$ 3.00 -  5.00                                        372          1.1 years      $ 3.57                    372       $ 3.57
  5.01 - 10.00                                        298          7.1              8.70                    193         8.65
 10.01 - 25.00                                        174          4.0             17.97                     58        18.14
 25.01 - 30.00                                        233          8.9             26.91                     --           --
============================================================================================================================

     The fair value of each option grant under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.4%, 6.3% and 6.8%; expected lives of 4.8, 4.1 and 8.8 years; and expected volatility of 36%, 35% and 35%. No dividends payments are included in this valuation.

=========================================================================
Note 8:  Stockholders' Equity and Earnings Per Share

     At December 31, 1998 and 1997, 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock were authorized. Shares of common stock issued and outstanding at December 31, 1998 and 1997, were 15,496,849 and 15,435,953, respectively. No shares of preferred stock were issued or outstanding at December 31, 1998 or 1997. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors.

     The following table details the calculation of basic and diluted earnings per share:

                                                                        Year ended December 31,
                                 ------------------------------------------------------------------------------------------------
                                                1998                             1997                             1996
---------------------------------------------------------------------------------------------------------------------------------
                                                           Amt.                             Amt.                             Amt.
                                     Net     Wtd. Avg.      Per       Net     Wtd. Avg.      Per         Net   Wtd. Avg.      Per
                                  Income        Shares    Share    Income        Shares    Share      Income      Shares    Share
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
 Income available to
 common stockholders             $36,805    16,066,699    $2.29   $27,651    15,059,569    $1.84     $16,906  14,625,078    $1.16
                                                          =====                            =====                            =====
Diluted earnings per share:
Effect of dilutive securities:
 Stock options granted
 and outstanding                      --       543,308                 --       812,158                   --     669,252
---------------------------------------------------------------------------------------------------------------------------------
 Income available to
 common stockholders
 and assumed conversions         $36,805    16,610,007    $2.22   $27,651    15,871,727    $1.74     $16,906  15,294,330    $1.11
=================================================================================================================================

-------------------------------------------------------------------------




=========================================================================
Note 9:  Long-Term Debt and Other Borrowing Arrangements

                                                                                                 December 31,
                                                                                         --------------------------
                                                                                            1998               1997
-------------------------------------------------------------------------------------------------------------------
Credit line, due 2000 <F1>                                                               $    --             15,000
Credit line, due 2003 <F2>                                                                35,987                 --
Unsecured senior note, due 2006 <F3>                                                      35,000             35,000
Variable rate industrial revenue bond, due 2018 <F4>                                       9,500                 --
5.0% Note, due 2001                                                                          636                828
3.0% Industrial development note, due 2001                                                   209                281
Bank note due in Finnish Markka <F5>                                                          20                575
Other                                                                                          2                  2
-------------------------------------------------------------------------------------------------------------------
                                                                                          81,354             51,686
Current maturities of long-term debt                                                        (296)              (459)
-------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                  $81,058             51,227
===================================================================================================================

<F1> The facility, effective November 30, 1995, was terminated on
     January 20, 1998. The interest rate varied with market rates for prime, CD's and/or LIBOR and the Company's debt to adjusted income ratio. As of December 31, 1997, this rate was 6.5% and averaged 6.3% for the year ended December 31, 1997.

<F2> The facility was effective January 20, 1998.  The loans under the facility may be denominated in U.S. Dollars or in several foreign currencies. At December 31, 1998, the outstanding balance consisted of two loans: $24.0 million and DM20.0 million. The interest rate varies with market rates for federal funds and/or LIBOR for the applicable currency and the Company's debt to adjusted income ratio. As of December 31, 1998, the rate for the U.S. Dollar loan and the German Mark loan was 6.0% and 3.8%, respectively, and averaged 5.9% and 4.0%, respectively, for the year ended December 31, 1998.

<F3> On September 26, 1996, the Company entered into an unsecured senior note agreement at a fixed interest rate of 7.3%. This debt matures in ten years and requires equal annual principal payments for seven years beginning September 26, 2000.

<F4> The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 1998, this rate was 4.2% and averaged 3.5% for the year ended December 31, 1998.

<F5> This Finnish Markka denominated debt was assumed upon the acquisition of Tamrotor and provides for an interest rate of
     5.0%.  The debt was used to purchase machinery and equipment and is secured by such equipment.
===================================================================================================================

     On January 20, 1998, the Company entered into an agreement for a new revolving line of credit with an aggregate $125,000 borrowing capacity and terminated the previous agreement. Of the available credit line, $35,987 was outstanding at December 31, 1998, leaving $89,013 available for additional borrowings or to issue as letters of credit. The total debt balance will mature on January 20, 2003. In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments beginning in 2000. Both of the Company's borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

     On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping the new manufacturing facility in Peachtree City, Georgia. The principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by a letter of credit.

     Maturities of long-term debt for the five years subsequent to December 31, 1998 are $296, $5,290, $5,281, $5,000 and $40,987,
respectively.

     Included in short-term borrowings and current maturities of long-term debt is a credit facility for Tamrotor, denominated in Finnish Markka. At December 31, 1998, the outstanding balance under the facility was $2,156 and the interest rate was 3.6%. The average interest rate was 4.1% for the year ended December 31, 1998.

    Interest paid in 1998, 1997 and 1996 was $5,494, $4,374 and
$2,423, respectively.

     The rentals for all operating leases were $2,531, $2,108 and $1,519 in 1998, 1997 and 1996, respectively.

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)


=========================================================================
Note 10:  Segment Information

     The Company has adopted Statement of Financial Accounting
Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating units: compressor products, blower products and petroleum products, which result in two reportable segments under SFAS 131, Compressed Air Products and Petroleum Products. The compressor and blower products operating units have been aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes, served markets and other business characteristics.

     The Compressed Air Products segment designs, manufactures, markets and services reciprocating, rotary screw and sliding vane compressors and blowers to serve all aspects of the industrial air market. The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations. The Petroleum Products segment designs, manufactures, markets and services a diverse group of pump products used in oil and natural gas production, well servicing, oil and gas drilling and water blast markets.

     The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense and income taxes. A portion of the expenses and certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets primarily consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

                                      Revenues                       Operating Earnings                  Identifiable Assets
                          -------------------------------------------------------------------------------------------------------
                               Year ended December 31,             Year ended December 31,                  December 31,
---------------------------------------------------------------------------------------------------------------------------------
                              1998        1997        1996        1998        1997        1996        1998        1997       1996
---------------------------------------------------------------------------------------------------------------------------------
Compressed Air Products   $298,440     228,214     188,027     $45,496      38,554      30,399    $252,386     199,205    166,987
Petroleum Products          86,552      63,333      29,973      21,911      13,211       2,258      50,653      41,604     38,812
                          -------------------------------------------------------------------------------------------------------
  Total                   $384,992     291,547     218,000      67,407      51,765      32,657     303,039     240,809    205,799
                          ================================
Interest expense                                                (4,849)     (3,937)     (3,104)
General corporate                                               (2,664)     (1,677)     (1,114)     39,091      27,460     29,957
                                                               ------------------------------------------------------------------
  Income before income
    taxes                                                      $59,894      46,151      28,439
                                                               ===============================
Total assets                                                                                      $342,130     268,269    235,756
                                                                                                  ===============================
                                                                                                      Year ended December 31,
                                                                                                  -------------------------------
                                                                                                     1998        1997        1996
---------------------------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
   Compressed Air Products                                                                        $ 2,543         442       1,164
   Petroleum Products                                                                               1,998         778         857
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                        $ 4,541       1,220       2,021
=================================================================================================================================

Provision for obsolete and slow-moving inventory, included in operating earnings above:
   Compressed Air Products                                                                        $   489         507       1,048
   Petroleum Products                                                                                 130         358         750
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                        $   619         865       1,798
=================================================================================================================================

Depreciation and amortization, included in operating earnings above:
   Compressed Air Products                                                                        $10,602       8,458       7,043
   Petroleum Products                                                                               2,376       1,204       1,054
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                        $12,978       9,662       8,097
=================================================================================================================================

Capital expenditures:
   Compressed Air Products                                                                        $17,025       7,755       3,510
   Petroleum Products                                                                               2,654       2,053         661
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                        $19,679       9,808       4,171
=================================================================================================================================

-------------------------------------------------------------------------





                                                                                                       Year ended December 31,
Revenues outside the United States were                                                          --------------------------------
comprised of sales to unaffiliated companies in:                                                     1998        1997        1996
---------------------------------------------------------------------------------------------------------------------------------
  Europe                                                                                         $ 54,815      26,652       9,787
  Canada                                                                                           21,942      19,245      14,282
  Latin America                                                                                    10,837      12,413      10,434
  Asia                                                                                              6,512      14,240      14,937
  Other                                                                                            14,859       6,165       4,109
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                         $108,965      78,715      53,549
=================================================================================================================================
Net long-lived assets by geographic area are as follows:                                                    December 31,
                                                                                                 --------------------------------
                                                                                                     1998        1997        1996
---------------------------------------------------------------------------------------------------------------------------------
  United States                                                                                  $145,895     104,299     103,854
  Europe                                                                                           27,620      18,755         160
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                         $173,515     123,054     104,014
=================================================================================================================================

=========================================================================
Note 11:  Income Taxes

                                                                                                       Year ended December 31,
                                                                                                 --------------------------------
                                                                                                     1998        1997        1996
---------------------------------------------------------------------------------------------------------------------------------
Income taxes:
  Current:
   U.S. federal                                                                                  $ 16,164      13,936       9,422
   U.S. state and local                                                                             1,847       1,593       1,385
   International                                                                                    1,066         253          --
---------------------------------------------------------------------------------------------------------------------------------
     Current                                                                                       19,077      15,782      10,807
---------------------------------------------------------------------------------------------------------------------------------
  Deferred:
   U.S. federal                                                                                     3,587       2,190         633
   U.S. state and local                                                                               410         251          93
   International                                                                                       15         277          --
---------------------------------------------------------------------------------------------------------------------------------
     Deferred                                                                                       4,012       2,718         726
---------------------------------------------------------------------------------------------------------------------------------
      Provision for income taxes                                                                 $ 23,089      18,500      11,533
=================================================================================================================================

The differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:
  Income tax provision at 35%                                                                    $ 20,963      16,153       9,953
  State and local income taxes                                                                      2,008       1,573       1,238
  Nondeductible goodwill                                                                              979         769         592
  Other, net                                                                                         (861)          5        (250)
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                         $ 23,089      18,500      11,533
=================================================================================================================================
Total income taxes paid                                                                          $ 17,827      15,138       9,839
=================================================================================================================================
                                                                                                             December 31,
                                                                                                 --------------------------------
                                                                                                     1998                    1997
---------------------------------------------------------------------------------------------------------------------------------
Components of deferred tax balances:
  Deferred tax assets:
   Reserves and accruals                                                                         $ 11,601                  11,746
   Postretirement benefits other than pensions                                                     19,102                  20,677
   Other                                                                                              628                     175
---------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                                     31,331                  32,598
---------------------------------------------------------------------------------------------------------------------------------
  Deferred tax liabilities:
   LIFO inventory                                                                                  (4,398)                 (4,039)
   Plant and equipment                                                                             (5,048)                 (4,428)
   VEBA trust                                                                                        (643)                   (468)
   Other                                                                                           (6,625)                 (5,034)
---------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                               (16,714)                (13,969)
---------------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                                    $ 14,617                  18,629
=================================================================================================================================

                                                                       33

Gardner Denver
-------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)




     U.S. taxes and foreign country withholding taxes are not provided on undistributed earnings of international subsidiaries because the Company intends to reinvest earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to available foreign tax credits.


=========================================================================
Note 12: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

     There were no off balance sheet derivative financial instruments as of December 31, 1998. As of December 31, 1997, such instruments consisted solely of an interest rate swap agreement used to fix interest rates on floating rate debt. This agreement was with a commercial bank and had a notional principal amount of $15,000. The swap provided a fixed interest rate of 6%. The interest rate swap terminated in November 1998.

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, as of December 31, 1998, the Company does not consider itself to have any significant concentrations of credit risk.

Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables, debt instruments and a forward foreign currency contract hedging the Company's investment in its Finnish operations. The book values of these instruments are not materially different from their respective fair values.


=========================================================================
Note 13:  Contingencies

     The Company has been identified as a potentially responsible party ("PRP") with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. Current estimates of the Company's remaining maximum exposure before reimbursement by other PRP's are in a range between $1,300 and $3,600. The Company believes that the costs related to these sites will not have a materially adverse effect on its consolidated financial position, results of operations or liquidity. In addition to the environmental matters, the Company is a party to various other legal proceedings and administrative actions, most of which are of an ordinary or routine nature, incidental to the operations of the Company.


=========================================================================
Note 14:  Quarterly Financial Information (Unaudited)

                                                                                 1998 Quarter Ended
                                                               ------------------------------------------------------
                                                               March 31,       June 30,      Sept. 30,   Dec. 31,<F2>
---------------------------------------------------------------------------------------------------------------------
Revenues                                                         $89,792        103,509         96,605         95,086
Gross margin <F1>                                                 30,394         33,378         32,581         35,797
Net income                                                         8,081          9,200          8,748         10,776
Basic earnings per share                                         $  0.51           0.57           0.54           0.67
Diluted earnings per share                                       $  0.49           0.55           0.52           0.66
=====================================================================================================================
                                                                                 1997 Quarter Ended
                                                               ------------------------------------------------------
                                                               March 31,       June 30,      Sept. 30,   Dec. 31,<F2>
---------------------------------------------------------------------------------------------------------------------
Revenues                                                         $66,075         69,447         76,451         79,574
Gross margin <F1>                                                 21,622         23,704         25,742         28,862
Net income                                                         5,324          6,813          6,965          8,549
Basic earnings per share                                         $  0.36           0.46           0.46           0.56
Diluted earnings per share                                       $  0.34           0.43           0.44           0.53
=====================================================================================================================

<F1> Gross margin equals revenues less cost of sales.

<F2> Includes an increase in net income in 1998 and 1997 of $2,788  and
     $732, respectively, related to LIFO inventory liquidations.

Gardner Denver
-------------------------------------------------------------------------
Shareholder Information



Stock Information

Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997 under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.

     On January 15, 1997, the Company effected a two-for-one stock split and on December 29, 1997, the Company completed a three-for-two stock split. The quarterly high and low sales prices for the Company's common stock for the two most recent years, adjusted to reflect these stock splits, as reported by the New York Stock Exchange and the Nasdaq Stock Market, are as follows:


-----------------------------------------------------------------------------------------------------------------------------
     High/Low                 Qtr 1                      Qtr 2                      Qtr 3                      Qtr 4
-----------------------------------------------------------------------------------------------------------------------------
       1998           $29 15/16  --  $19 1/2      30 7/16  --  24 1/2        28 1/4  --  13 23/32        18 3/4  --  10 3/8
       1997          $21 11/64  --  $10 11/64      20 21/64  --  12         25 53/64  --  17 21/64      28 27/64  --  20 5/8
-----------------------------------------------------------------------------------------------------------------------------


As of March 1, 1999, there were approximately 9,000 holders of record of Gardner Denver's common stock.

Dividends

Gardner Denver has not paid a cash dividend since its spin-off in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

Transfer Agent and Registrar

First Chicago Trust Company, A Division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111
(201) 324-1225
(201) 222-4955 (for the hearing impaired)
E-mail address:  fctc@em.fcnbd.com

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

Annual Meeting

The 1999 Annual Meeting of Stockholders will be held on May 4 at the Holiday Inn Quincy, 201 South Third Street, Quincy, Illinois, starting at 1:30 p.m.

Corporate Offices

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, Illinois 62301
(217) 222-5400
E-mail address:  mktg@gardnerdenver.com

Internet Access

For access to information on your Gardner Denver investment via the Internet, registered shareholders may contact the Company's transfer agent at (877) 843-9327 for a personal identification number and then visit their website at http://www.fctc.com.

Gardner Denver
-------------------------------------------------------------------------
Board of Directors

Donald G. Barger, Jr.
Vice President and Chief Financial Officer
Hillenbrand Industries Inc.

Ross J. Centanni
Chairman, President and
Chief Executive Officer
Gardner Denver, Inc.

Frank J. Hansen
President and Chief Operating Officer
IDEX Corporation

Raymond R. Hipp
Chairman, President and
Chief Executive Officer
Alternative Resources Corporation

Thomas M. McKenna
President
United Sugars Corporation

Alan E. Riedel
Vice Chairman (retired)
Cooper Industries, Inc.

Michael J. Sebastian
Executive Vice President (retired)
Cooper Industries, Inc.

Richard L. Thompson
Group President and
Executive Office Member
Caterpillar Inc.


-------------------------------------------------------------------------
Corporate Officers

Ross J. Centanni
Chairman, President and
Chief Executive Officer

David Brown
Vice President and General Manager,
Gardner Denver Blower Division

Helen W. Cornell
Vice President, Corporate Secretary
and Treasurer

Steven M. Krivacek
Vice President, Human Resources

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

Philip R. Roth
Vice President, Finance and
Chief Financial Officer

J. Dennis Shull
Vice President and General Manager,
Gardner Denver Compressor
and Pump Division

36