Form 10-K405, Exhibit 13
period 1999-12-31
GARDNER DENVER INC
filed 2000-03-29
CIK 916459

FINANCIAL HISTORY

(dollars in thousands, except per share amounts)


                                                                                      Year ended December 31,
                                                             --------------------------------------------------------------------
                                                                 1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues                                                     $323,823        384,992        291,547        218,000        191,541
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    220,918        252,842        191,617        148,191        132,876
   Depreciation and amortization                               14,222         12,978          9,662          8,097          8,263
   Selling and administrative expenses                         53,080         53,793         39,938         30,169         25,632
   Interest expense                                             5,934          4,849          3,937          3,104          4,950
   Other expense                                                  512            636            242             --             --
---------------------------------------------------------------------------------------------------------------------------------
                                                              294,666        325,098        245,396        189,561        171,721
---------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                     29,157         59,894         46,151         28,439         19,820
Provision for income taxes                                     11,109         23,089         18,500         11,533          8,226
---------------------------------------------------------------------------------------------------------------------------------

Net income                                                   $ 18,048         36,805         27,651         16,906         11,594
=================================================================================================================================
Basic earnings per share <F1>                                $   1.20           2.29           1.84           1.16           0.81
=================================================================================================================================
Diluted earnings per share <F1>                              $   1.18           2.22           1.74           1.11           0.79
=================================================================================================================================


                                                                                          December 31,
                                                             --------------------------------------------------------------------
                                                                 1999           1998           1997           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                                 $379,419        342,130        268,269        235,756        184,251
Long-term debt (excluding current maturities)                 114,200         81,058         51,227         55,069         36,661
Other long-term obligations                                    53,001         55,128         56,237         57,289         60,754
Stockholders' equity                                          152,609        142,686        103,611         74,118         55,234
=================================================================================================================================

<F1> Earnings per share has been adjusted for two stock splits effected in the form of stock dividends in 1997. See Note 1 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW
     The Company's operations are organized into two reportable segments - Compressed Air Products and Petroleum Products. In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products for industrial and commercial applications: reciprocating, rotary screw and sliding vane air compressors, and positive displacement and centrifugal blowers. Aftermarket parts and services for centrifugal compressors and water jet pumps and systems for industrial cleaning and maintenance are also included in this segment. The largest markets for Gardner Denver's compressed air products are durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; industrial cleaning and maintenance; and automotive service centers. Revenues of the Compressed Air Products segment constituted approximately 91% of total revenues in 1999.
     In the Petroleum Products segment, the Company designs, manufactures, markets and services a diverse group of pumps used in oil and natural gas production, well servicing and stimulation and oil and gas drilling. Typical applications include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power, and other liquid transfer applications. Revenues of the Petroleum Products segment constituted approximately 9% of total revenues in 1999.
     The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.
     In October 1999, the Company acquired Air Relief, Inc. ("Air Relief"). Air Relief, located in Mayfield, Kentucky, is an independent provider of replacement parts and service for centrifugal compressors. Air Relief enhances Gardner Denver's ability to penetrate the centrifugal compressor market by adding key centrifugal compressor engineering, assembly, sales and service capabilities.
     In April 1999, the Company acquired Allen-Stuart Equipment Co., Inc. ("Allen-Stuart"). Allen-Stuart, located in Houston, Texas, designs and fabricates custom-engineered packages for compressor and blower equipment in air and gas applications. Allen-Stuart serves a wide variety of industrial markets, including petrochemical, power generation, oil and natural gas production and refining. The addition of Allen-Stuart enhances Gardner Denver's ability to supply engineered packages, incorporating the wide range of compressor and blower products manufactured by Gardner Denver. It also enables Gardner Denver to establish a service center near key Southwestern customers.
     Also in April 1999, the Company acquired Butterworth Jetting Systems, Inc. ("Butterworth"). Butterworth, also located in Houston, Texas, is a manufacturer of water jet pumps and systems serving the industrial cleaning and maintenance market. Applications in this market include runway and shiphull cleaning, concrete demolition and metal surface preparation. This acquisition, which was renamed Gardner Denver Water Jetting Systems, Inc., enables Gardner Denver to expand its position in the rapidly-growing water jet market.
     Butterworth, Allen-Stuart and Air Relief are included in the Company's Compressed Air Products segment.
     The Company purchased the Wittig Division of Mannesmann Demag AG ("Wittig") in March 1998. Wittig, located in Schopfheim, Germany, is a leading manufacturer of rotary sliding vane compressors and vacuum pumps. Wittig's products primarily serve the truck blower market for liquid and dry bulk conveyance, as well as other industrial applications. The acquisition of Wittig expanded the Company's manufacturing presence in Europe and provided distribution channels for positive displacement blowers, which are produced in the United States. Wittig is included in the Company's Compressed Air Products segment.
     In January 1998, the Company purchased Champion Pneumatic
Machinery Company, Inc. ("Champion"). Champion, located in Princeton, Illinois, is a leading manufacturer of low horsepower reciprocating compressors. Champion opened new market opportunities for Gardner Denver products and expanded the range of reciprocating compressors available to existing distributors. Champion is included in the Company's Compressed Air Products segment.
     In January 1998, the Company also acquired Geological Equipment Corporation ("Geoquip"). Geoquip, a leading manufacturer of pumps, ranging from 350 to 2,400 horsepower, is located in Fort Worth, Texas. The operation also remanufactures pumps and provides repair services. The addition of Geoquip enhanced the Gardner Denver well servicing product line and expanded the Company's presence in remanufacturing and repair services. Geoquip is included in the Company's Petroleum Products Segment.
     In 1997, Gardner Denver acquired Oy Tamrotor Ab ("Tamrotor"), located in Tampere, Finland. This operation designs and manufactures lubricated rotary screw compressor air ends and provides Gardner Denver with a manufacturing base in Europe, as well as market penetration in several European compressor markets. Tamrotor was liquidated in 1999 and the Company currently conducts business in Finland as Gardner Denver Oy ("GD Oy"). GD Oy is included in the Company's Compressed Air Products segment.

     The acquisitions completed in 1999, 1998 and 1997 provide growth opportunities through synergistic product lines and domestic and international market penetration.
     The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                       Year ended December 31,
                                                                   -------------------------------
                                                                    1999        1998         1997
--------------------------------------------------------------------------------------------------
Revenues                                                           100.0%      100.0        100.0
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)          68.2        65.7         65.7
   Depreciation and amortization                                     4.4         3.4          3.3
   Selling and administrative expenses                              16.4        14.0         13.7
   Interest expense                                                  1.8         1.2          1.4
   Other expense                                                     0.2         0.1          0.1
--------------------------------------------------------------------------------------------------
                                                                    91.0        84.4         84.2
--------------------------------------------------------------------------------------------------

Income before income taxes                                           9.0        15.6         15.8
Provision for income taxes                                           3.4         6.0          6.3
--------------------------------------------------------------------------------------------------
Net income                                                           5.6%        9.6          9.5
==================================================================================================

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998

REVENUES
   Revenues decreased $61.2 million (16%) to $323.8 million in 1999, compared to $385.0 million in 1998. Excluding incremental revenue from acquisitions completed since January 1998, which added $27.6 million to compressor revenues in 1999, revenues decreased $88.8 million (23%) as compared to 1998.
   Revenues in the Compressed Air Products segment decreased $3.9 million (1%) to $294.5 million in 1999, compared to $298.4 million in 1998. Excluding incremental revenue from acquisitions, compressed air product revenues decreased $31.5 million (11%) from 1998. Reduced standard industrial compressor and engineered package revenues resulted primarily from a declining rate of growth in industrial production and lower manufacturing capacity utilization in the United States, which has occurred since the fourth quarter of 1997, and a softer European economy in 1999.
   The significant decline in the price of oil in 1998 and early 1999 caused a reduction in demand for drilling and well servicing pumps in 1999. As a result, petroleum revenues declined $57.2 million (66%) to $29.3 million in 1999, compared to $86.6 million in 1998 when revenues were generated through production from the order backlog.

COSTS AND EXPENSES
   Gross margin (defined as revenues less cost of sales) in 1999 decreased $29.3 million (22%) to $102.9 million from $132.2 million in 1998. This reduction resulted primarily from the lower revenue volume, compounded by a decrease in the gross margin as a percentage of revenues (gross margin percentage). Gross margin percentage decreased to 31.8% in 1999 from 34.3% in 1998, principally attributable to three factors. First, acquisitions negatively affected the gross margin percentage as these companies, in the aggregate, currently generate lower gross margins than the Company's previously existing operations. Second, the negative impact of decreased leverage of production overhead costs over a lower revenue base was only partially offset by cost reduction efforts and increased operating efficiencies. Finally, gross margin was negatively impacted by a significantly lower LIFO liquidation benefit, as smaller reductions in LIFO inventory levels were realized in 1999 compared to 1998. In 1999, gross margins were enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $4.5 million in 1998.
   Depreciation and amortization increased 10% to $14.2 million in 1999, compared to $13.0 million in 1998. The increase in depreciation and amortization expense was due to goodwill amortization associated with acquisitions and ongoing capital expenditures. Depreciation and amortization expense, as a percentage of revenues, increased to 4.4% in 1999 from 3.4% in 1998. This percentage increase was due to the factors noted above, combined with the effect of lower revenues.
   Selling and administrative expenses decreased in 1999 by 1% to $53.1 million from $53.8 million for 1998. Incremental expenses of $4.6 million related to acquisitions were more than offset by decreases in manpower levels and discretionary spending. Excluding the impact of acquisitions, selling and administrative expenses decreased $5.3 million (10%) from 1998. As a percentage of revenues, selling and administrative expenses were 16.4% in 1999, compared to 14.0% in 1998. This percentage increase was primarily due to the decrease in revenues and the addition of acquisitions referred to above, which, in the aggregate, have higher selling and administrative expenses relative to sales than the Company's previously existing operations.

   Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses excluding unallocated corporate administrative expenses) decreased $11.0 million (24%) to $34.5 million, compared to $45.5 million in 1998. This decline was due to the revenue reduction, the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base and the effect of newly acquired operations that currently generate lower operating earnings (after amortization of goodwill associated with the acquisitions), as a percentage of revenues, than the Company's previously existing operations. Operating earnings were also negatively impacted by an increased allocation of shared costs since the segment's revenues represented a greater percentage of the Company's total revenues in 1999 as compared to 1998, and a reduced benefit resulting from the liquidation of LIFO inventory levels. Manpower reductions, reduced discretionary spending and other cost reduction efforts partially offset these negative factors. As a percentage of revenues, operating earnings declined to 11.7% in 1999 compared to 15.2% in 1998.
   Operating earnings for the Petroleum Products segment decreased $18.9 million to $3.0 million in 1999, an 86% decrease from $21.9 million in 1998. This decline was primarily attributable to the revenue reduction, the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base, and a reduced benefit resulting from the liquidation of LIFO inventory levels, partially offset by manpower reductions, reduced discretionary spending and other cost reduction efforts. As a percentage of revenues, operating earnings for this segment declined to 10.2% in 1999 compared to 25.3% in 1998.
   Interest expense increased $1.1 million (22%) to $5.9 million for 1999, compared to $4.8 million in 1998, due primarily to higher average debt outstanding in 1999. The average interest rate for 1999 was 5.9%, compared to 5.8% for 1998. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

INCOME
   Income before income taxes declined $30.7 million (51%) to $29.2
million in 1999 from $59.9 million in 1998.   This decrease was
primarily the result of lower revenues and reduced gross margins in 1999, as discussed above.
   The provision for income taxes decreased by $12.0 million to $11.1 million in 1999 compared to $23.1 million in 1998, as a result of the lower income before taxes and a lower overall effective tax rate. The Company's effective tax rate was 38.1% in 1999 compared to 38.6% in 1998. The lower effective tax rate in 1999 was primarily due to increased savings from the Company's foreign sales corporation (the "FSC") and the implementation of other tax strategies.
   Net income decreased $18.8 million, or 51%, to $18.0 million ($1.18 diluted earnings per share) in 1999 compared to $36.8 million ($2.22 diluted earnings per share) in 1998. In 1999, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share), compared with $2.8 million ($0.17 diluted earnings per share) in 1998. Excluding the after-tax benefit of LIFO income, net income declined $16.3 million (48%), primarily due to the revenue reduction and less leverage of fixed costs over lower production volume, partially offset by lower income taxes. Acquisitions completed since January 1998 were slightly accretive to the Company's net income in 1999.

OUTLOOK
   Demand for petroleum products is related to market expectations for oil and natural gas prices. During the first quarter of 1999, orders for the Company's petroleum products reached their lowest level for the 1998 - 1999 time frame, as a result of the substantial decline in the prices of oil and natural gas in 1998 and early 1999. Orders for petroleum products were $29.2 million in 1999, a decrease of $27.0 million compared to $56.2 million in 1998. Order backlog for the Petroleum Products segment was $6.5 million at both December 31, 1999 and 1998.
   Increases in demand for these products are dependent upon sustained appreciation in oil and natural gas prices, which the Company cannot predict. However, the price of oil increased significantly during 1999 and the Company experienced improvement in orders for petroleum parts during the third quarter of 1999 and orders for well servicing pumps began to improve during the fourth quarter. The Company believes that if oil and natural gas prices remain near current levels, and day rates and the rig count continue to increase, demand for well servicing pumps may continue to improve in 2000 and increased drilling pump revenues may occur in the second half of the year.
   In 1999, orders for compressed air products, including $22.0 million from acquisitions, increased $13.0 million to $289.5 million, compared to $276.5 million in 1998. Order backlog for the Compressed Air Products segment was $47.4 million as of December 31, 1999, compared to $43.7 million as of December 31, 1998. The increase in both orders and backlog for this segment was due solely to newly acquired companies.
   Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. These indicators demonstrated some improvements in the fourth quarter of 1999, compared to their relative weakness in 1998 and early 1999. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product. As the industrial economic environment continues to improve in the United States and Europe, orders for compressor products may continue to recover

MANAGEMENT'S DISCUSSION AND ANALYSIS

slowly. However, since demand for these products tends to lag the cycle of industrial demand in general, significant changes in orders for compressor products are not anticipated until the second half of 2000.

YEAR ENDED DECEMBER 31, 1998, COMPARED WITH YEAR ENDED DECEMBER 31, 1997

REVENUES
   Revenue growth in 1998 was primarily achieved through acquisitions and incremental shipments of petroleum products from backlog. Revenues were $385.0 million in 1998, which was $93.5 million or 32% higher than $291.5 million for 1997 and included $78.9 million from acquisitions completed since June 1997. Excluding incremental revenue from acquisitions, revenues increased $14.6 million (5%), primarily through shipments of petroleum products from the December 31, 1997 order backlog.
   Revenues in the Compressed Air Products segment increased $70.2 million (31%) to $298.4 million in 1998 compared to $228.2 million in 1997. Excluding incremental revenues from acquisitions, which contributed $68.7 million, Compressed Air Product revenues increased $1.5 million. Although revenues increased in this segment during the first part of 1998 as a result of the penetration of niche markets, such as field gas gathering, and growth in the U.S. economy, demand for compressed air products slowed during the second half of 1998, as overall manufacturing output decreased in the United States. This reduced demand caused revenues in this segment for the last half of 1998 to be less than revenues for the last half of 1997, excluding acquisitions.
   In the Petroleum Products segment, revenues increased $23.3 million (37%) to $86.6 million in 1998, compared to $63.3 million in 1997. An acquisition contributed $10.2 million of this increase. Excluding incremental revenues from this acquisition, petroleum products revenues increased $13.1 million (21%), primarily as a result of shipping drilling pumps from the order backlog that existed at the end of 1997.

COSTS AND EXPENSES
   Gross margin in 1998 increased $32.2 million (32%) to $132.2 million from $99.9 million in 1997, primarily as a result of the additional sales volume. Incremental gross margin due to acquisitions completed since June 1997 accounted for $23.7 million of this increase. In 1998, gross margins were enhanced $4.5 million as a result of the liquidation of LIFO inventory layers, compared to $1.2 million in 1997. Gross margin was negatively affected by $1.1 million of severance and relocation expenses related primarily to re-sizing the Petroleum Products segment in response to decreased demand and integrating acquisitions in the fourth quarter of 1998. As a percentage of revenues, gross margin was 34.3% in both 1998 and 1997.
   The acquisitions completed since June 1997 negatively affected the gross margin percentage as these entities currently generate lower gross margins than the Company's previously existing operations. Excluding the impact of acquisitions, LIFO income and the fourth quarter severance and relocation expenses noted above, gross margin as a percentage of revenues improved to 34.3% in 1998 from 33.9% in 1997. This improvement in gross margin percentage was primarily the result of increased leverage of production overhead costs, petroleum product price increases implemented in 1997, cost reduction efforts such as manufacturing process improvements and an improved sales mix. These positive factors were partially offset by incremental expenses related to a plant relocation, which was completed in the fourth quarter of 1998, and the negative effects of inflation.
   Depreciation and amortization increased 34% to $13.0 million in 1998, compared with $9.7 million in 1997. Of the $3.3 million increase, $2.9 million was due to acquisitions completed in 1997 and 1998. Increased levels of capital expenditures also contributed to the increase in depreciation expense. Depreciation and amortization as a percentage of revenues was 3.4% in 1998, compared to 3.3% in 1997.
   Selling and administrative expenses increased in 1998 by 35% to $53.8 million from $39.9 million for 1997. Approximately $12.6 million of the $13.9 million increase was attributable to newly acquired operations. The remaining increase was due primarily to expenses related to a plant and division headquarters relocation, which was completed in the fourth quarter of 1998. As a percentage of revenues, selling and administrative expenses were 14.0% in 1998, compared to 13.7% in 1997. The increase in this ratio was attributable to acquisitions completed since June 1997, which have higher costs relative to sales than the Company's existing operations. Excluding these acquisitions, selling and administrative expenses, as a percentage of revenues, decreased to 13.5% in 1998, from 13.7% in the previous year.
   Compressed Air Products' operating earnings increased $6.9 million (18%) to $45.5 million in 1998 compared to 1997 levels of $38.6 million. As a percentage of revenues, operating earnings declined to 15.2% in 1998 compared to 16.9% in 1997. This deterioration in Compressed Air Products' operating earnings (as a percentage of revenues), was primarily due to newly acquired operations. These acquired operations generated lower operating earnings (after amortization of goodwill associated with the acquisitions) than the Company's previously existing operations. Operating earnings (as a percentage of revenues) were also negatively affected by expenses associated with a plant and division headquarters relocation, completed in the fourth quarter of 1998, and the impact of fourth quarter expenses associated with further integrating recent acquisitions, partially offset by incremental LIFO income generated in 1998.
   Operating earnings in the Petroleum Products segment increased $8.7 million to $21.9 million in 1998, a 66% increase from $13.2 million in 1997. As a percentage of revenues, operating earnings for this segment improved significantly to 25.3% in 1998 compared to 20.9% in 1997. This improvement was primarily the result of significant volume increases, as the Company was able to increase the leverage of its manufacturing operations and administrative expenses, incremental LIFO income compared to the prior year and price increases implemented in the second half of 1997. This improvement was partially offset by the impact of fourth quarter expenses associated with re-sizing the segment in response to decreased demand.
   Interest expense increased $0.9 million (23%) to $4.8 million in 1998 compared to $3.9 million in 1997, due to incremental debt incurred for the acquisitions, partially offset by a lower overall average borrowing rate in 1998. The average interest rate for 1998 was 5.8% compared to 7.3% for 1997, primarily due to lower interest rates on incremental 1998 borrowings.

INCOME
   Income before income taxes increased $13.7 million (30%) to $59.9 million in 1998 from $46.2 million in 1997. Approximately $3.6 million of this improvement was attributable to the incremental impact of acquisitions completed since June 1997, net of goodwill amortization and interest expense on debt incurred to complete these transactions. The remaining $10.1 million increase was primarily a result of higher revenue volume, incremental LIFO income, increased leverage of costs and lower interest expense (excluding debt related to acquisitions) in 1998, compared to the previous year.
   The provision for income taxes increased by $4.6 million to $23.1 million in 1998 compared to 1997, as a result of the increase in income before taxes, partially offset by a reduction in the Company's overall effective tax rate. The Company's effective tax rate for 1998 was 38.6%, compared to 40.1% for 1997. The lower effective tax rate in 1998 was due to savings from the FSC, the lower statutory tax rate in Finland compared to the United States and the implementation of other tax strategies.
   Net income increased $9.1 million, or 33%, to $36.8 million ($2.22 diluted earnings per share) in 1998 compared to $27.7 million ($1.74 diluted earnings per share) in 1997. In 1998, net income included approximately $2.2 million ($0.13 diluted earnings per share) incremental after-tax income from acquisitions and $2.1 million ($0.13 diluted earnings per share) additional after-tax LIFO income, compared to 1997. Net income for 1998 was reduced by $0.6 million ($0.04 diluted earnings per share) due to after-tax expenses to re-size the Petroleum Products segment and integrate acquisitions. Excluding incremental income from acquisitions and LIFO, and expenses incurred to re-size the Petroleum Products segment and integrate acquisitions, net income increased $5.4 million (20%) in 1998 compared to 1997 and diluted earnings per share increased $0.26. This increase was primarily attributable to sales volume growth of petroleum products, the related increased leverage of manufacturing costs and administrative expenses, and price increases for petroleum products.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING WORKING CAPITAL
   During 1999, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $16.4 million, with acquisitions completed in 1999 representing $10.5 million of this increase. Excluding acquisitions, the remaining increase in operating working capital was related to a decrease in accounts payable and accrued liabilities, partially offset by a reduction in receivables. The decrease in accounts payable and accrued liabilities was due to lower capital expenditures and reduced purchases as production volume declined. The decrease in revenues resulted in the receivables reduction.

CASH FLOWS
   During 1999, the Company generated cash flows from operations totaling $26.6 million, a decrease of $25.9 million (49%) compared to 1998. This reduction was primarily the result of the decrease in net income and increase in operating working capital discussed above (net of the impact of acquired working capital). During 1999, the Company had net borrowings of $37.5 million under its credit facilities. These funds, along with cash generated from operations, were used to complete acquisitions valued at $41.0 million, repurchase shares of the Company's common stock and fund capital projects. The cash flows provided by operating and financing activities and used for investing activities resulted in a net cash increase of $2.8 million for 1999.

CAPITAL EXPENDITURES AND COMMITMENTS
   Capital projects to increase operating efficiency, production capacity and product quality resulted in expenditures of $11.9 million in 1999 compared to $19.7 million in 1998. This decline was primarily due to completion of a new manufacturing facility in Georgia in 1998. Commitments for capital expenditures at December 31, 1999 totaled $3.4 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.
   In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet alternative minimum tax obligations which arise from the exercise of incentive stock options. During 1999, 780,442 shares were repurchased

MANAGEMENT'S DISCUSSION AND ANALYSIS

under these repurchase programs at a cost of $10.9 million. As of December 31, 1999, a total of 1,535,542 shares have been repurchased at a cost of $22.1 million under both repurchase programs. In 1999, the Company also acquired 20,859 shares of its common stock, valued at $0.4 million, which were tendered for the exercise of stock options.

LIQUIDITY
   During 1998, the Company entered into a new revolving line of credit agreement with an aggregate $125 million borrowing capacity (the "Credit Line") and terminated the previous line of credit. On December 31, 1999, the Credit Line had an outstanding balance of $74.3 million, leaving $50.7 million available for future use or to issue as letters of credit. The Credit Line requires no principal payments during the term of the agreement, which expires in January 2003.
   The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity, and capital ratios.
   Management currently expects that the Company's future cash flows will be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

MARKET RISK
   The Company is exposed to market risk related to changes in interest rates and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. Dollar across relevant foreign currencies, principally the Euro, the potential losses in future earnings, fair value and cash flows are not material to the Company.

IMPACT OF YEAR 2000 ISSUES
   Many older computer systems, and other systems with embedded chip technology, processed dates based on two digits for the year of a transaction rather than a full four digits. These systems may have been unable to properly process dates in the year 2000 and beyond. The Company utilizes a number of computer systems across its worldwide operations. Based on activity to date, the Company believes that all of its key computer systems are year 2000 compliant. The Company has resolved its year 2000 coding issues through either replacement of old systems with new year 2000 compatible systems or reprogramming of existing systems. Costs incurred solely to address its year 2000 issues were less than $0.5 million. To date, the Company is not aware of any significant year 2000 problems involving its major customers and suppliers.

NEW ACCOUNTING STANDARD
   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133" or the "Statement"). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.
   SFAS 133 is effective for fiscal years beginning after June 15, 2000 and thus, the Company will adopt SFAS 133 on January 1, 2001. The Company has reviewed its current derivative instruments and hedging activities and has determined that the adoption of SFAS 133 would not have had a material impact on its consolidated financial statements as of December 31, 1999.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
   This Annual Report to Stockholders, including Management's Discussion and Analysis and the Chairman's Letter, contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. Such uncertainties and factors could cause actual results of the Company to differ materially from those matters expressed in or implied by such forward-looking statements. Such uncertainties and factors could include among others: the speed with which the Company is able to integrate its recent acquisitions and realize the related financial benefits; the level of oil and natural gas prices, drilling and production, which affect demand for the Company's petroleum products; pricing of Gardner Denver's products; changes in the general level of industrial production and industrial capacity utilization rates in the United States and the rate of economic growth outside the United States, which affect demand for the Company's compressed air products; the degree to which the Company is able to penetrate niche markets; and the successful implementation of cost reduction efforts.

REPORT OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

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


/s/ Ross J. Centanni                   /s/ Philip R. Roth
Ross J. Centanni                       Philip R. Roth
Chairman, President and                Vice President, Finance and
Chief Executive Officer                Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To Gardner Denver, Inc.
   We have audited the accompanying consolidated balance sheet of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
St. Louis, Missouri
February 7, 2000

CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in thousands, except per share amounts)


                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                                 1999           1998           1997
----------------------------------------------------------------------------------------------------
Revenues                                                     $323,823        384,992        291,547
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    220,918        252,842        191,617
   Depreciation and amortization                               14,222         12,978          9,662
   Selling and administrative expenses                         53,080         53,793         39,938
   Interest expense                                             5,934          4,849          3,937
   Other expense                                                  512            636            242
----------------------------------------------------------------------------------------------------
                                                              294,666        325,098        245,396
----------------------------------------------------------------------------------------------------

Income before income taxes                                     29,157         59,894         46,151
Provision for income taxes                                     11,109         23,089         18,500
----------------------------------------------------------------------------------------------------

Net income                                                   $ 18,048         36,805         27,651
====================================================================================================

Basic earnings per share                                     $   1.20           2.29           1.84
====================================================================================================

Diluted earnings per share                                   $   1.18           2.22           1.74
====================================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
(dollars in thousands, except per share amounts)


                                                                                                  December 31,
                                                                                          -------------------------
                                                                                               1999           1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and equivalents                                                                    $ 27,317         24,474
   Receivables (net of allowances of $4,838 in 1999 and $4,371 in 1998)                      72,272         69,617
   Inventories, net                                                                          60,356         53,115
   Deferred income taxes                                                                      3,664          2,445
   Other                                                                                      2,770          2,154
-------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                   166,379        151,805
-------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                           62,892         59,261
Intangibles, net                                                                            138,584        114,254
Deferred income taxes                                                                         6,151         12,172
Other assets                                                                                  5,413          4,638
-------------------------------------------------------------------------------------------------------------------
        Total assets                                                                       $379,419        342,130
===================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current maturities of long-term debt                          $  5,289          2,452
   Accounts payable and accrued liabilities                                                  54,320         60,806
-------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                               59,609         63,258
-------------------------------------------------------------------------------------------------------------------


Long-term debt, less current maturities                                                     114,200         81,058
Postretirement benefits other than pensions                                                  43,377         46,612
Other long-term liabilities                                                                   9,624          8,516
-------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                      226,810        199,444
===================================================================================================================


Stockholders' equity:
   Common stock, $.01 par value; 50,000,000 shares authorized; 15,079,247 and
     15,496,849 shares issued and outstanding in 1999 and 1998, respectively                    167            163
   Capital in excess of par value                                                           157,367        153,656
   Treasury stock at cost, 1,604,587 and 803,286 shares in 1999 and 1998, respectively      (23,541)       (12,259)
   Retained earnings                                                                         21,354          3,306
   Accumulated other comprehensive loss                                                      (2,738)        (2,180)
-------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                             152,609        142,686
-------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                         $379,419        342,130
===================================================================================================================


The accompanying notes are an integral part of this statement.

                                                                       23

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                                                         Accumulated
                                                     Capital In              Retained          Other          Total
                                            Common    Excess of   Treasury   Earnings  Comprehensive  Stockholders'  Comprehensive
                                             Stock    Par Value      Stock   (Deficit)          Loss         Equity         Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1997                       $148      135,112         --    (61,083)           (59)        74,118

Stock issued for benefit plans and options       6        4,412                                               4,418
Treasury stock                                                        (333)                                    (333)
Net income                                                                     27,651                        27,651         27,651
Foreign currency translation adjustments                                                      (2,243)        (2,243)        (2,243)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            25,408
                                                                                                                           ========
Balance December 31, 1997                     $154      139,524       (333)   (33,432)        (2,302)       103,611
====================================================================================================================

Stock issued for benefit plans and options       5        3,636                                               3,641
Stock issued for acquisition                     4       10,496                                              10,500
Treasury stock                                                     (11,926)                                 (11,926)
Other                                                                             (67)                          (67)
Net income                                                                     36,805                        36,805         36,805
Foreign currency translation adjustments                                                         122            122            122
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            36,927
                                                                                                                           ========
Balance December 31, 1998                     $163      153,656    (12,259)     3,306         (2,180)       142,686
====================================================================================================================

Stock issued for benefit plans and options       4        3,711                                               3,715
Treasury stock                                                     (11,282)                                 (11,282)
Net income                                                                     18,048                        18,048         18,048
Foreign currency translation adjustments                                                        (558)          (558)          (558)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            17,490
                                                                                                                           ========
Balance December 31, 1999                     $167      157,367    (23,541)    21,354         (2,738)       152,609
====================================================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in thousands)

                                                                                                Year ended December 31,
                                                                                     ---------------------------------------------
                                                                                         1999              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                         $ 18,048            36,805            27,651
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                                    14,222            12,978             9,662
      LIFO liquidation income                                                            (407)           (4,541)           (1,220)
      Stock issued for employee benefit plans                                           2,261             2,423             1,769
      Deferred income taxes                                                             6,157             3,403             2,471
      Changes in assets and liabilities:
         Receivables                                                                    1,437             2,669            (7,822)
         Inventories                                                                   (1,977)           11,695             5,476
         Accounts payable and accrued liabilities                                      (8,330)           (8,702)            6,757
         Other assets and liabilities, net                                             (4,792)           (4,211)           (3,942)
----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                   26,619            52,519            40,802
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Business acquisitions, net of cash                                                  (41,003)          (37,578)          (26,211)
  Capital expenditures                                                                (11,941)          (19,679)           (9,808)
  Disposals of property, plant and equipment                                              728               602               117
  Foreign currency hedging transactions                                                 1,749              (427)           (1,971)
----------------------------------------------------------------------------------------------------------------------------------
           Net cash used for investing activities                                     (50,467)          (57,082)          (37,873)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Principal payments on long-term debt                                                (24,554)          (38,833)          (27,986)
  Proceeds from long-term borrowings                                                   62,103            69,512            23,000
  Purchase of treasury stock                                                          (11,282)          (11,926)             (333)
  Proceeds from stock options                                                           1,454             1,218             2,649
  Other                                                                                    --              (136)               --
----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) financing activities                        27,721            19,835            (2,670)
----------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                                (1,030)              371               (38)
----------------------------------------------------------------------------------------------------------------------------------

Increase in cash and equivalents                                                        2,843            15,643               221
Cash and equivalents, beginning of year                                                24,474             8,831             8,610
----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                                    $ 27,317            24,474             8,831
==================================================================================================================================

The accompanying notes are an integral part of this statement.

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

FOREIGN CURRENCY TRANSLATION
     Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' equity.

REVENUE RECOGNITION
     The Company recognizes revenues when goods are shipped to the customer.

CASH EQUIVALENTS
     Cash equivalents are highly liquid investments (valued at cost, which approximates fair value), acquired with an original maturity of three months or less.

INVENTORIES
     Inventories are carried at the lower of cost or market value. The majority of the Company's inventory is accounted for on a last-in, first-out (LIFO) basis. The remaining inventory is accounted for on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

INTANGIBLES
     Intangibles consist primarily of goodwill related to the various acquisitions completed by the Company. Goodwill is amortized on a straight-line basis over the period estimated to be benefited, not exceeding 40 years. The Company assesses the recoverability of an intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through related estimated undiscounted future cash flows.

INCOME TAXES
     The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

RESEARCH AND DEVELOPMENT
     Costs for research and development are expensed as incurred and were $2,754, $3,479 and $2,845 for the years ended December 31, 1999, 1998 and 1997, respectively.

FINANCIAL INSTRUMENTS
     Included on the balance sheet is a foreign currency forward contract in Finnish Markka to hedge foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Gardner Denver Oy. The contract is marked to market and both unrealized and realized gains and losses are included as a component of accumulated other comprehensive loss in stockholders' equity. There were no off-balance sheet derivative financial instruments as of December 31, 1999 and 1998.

NOTE 2: ACQUISITIONS
     During 1999, the Company completed three acquisitions. On October 25, 1999, the Company purchased 100% of the issued and outstanding stock of Air Relief, Inc. ("Air Relief"), located in Mayfield, Kentucky. On April 5, 1999, the Company purchased 100% of the issued and outstanding stock of Butterworth Jetting Systems, Inc. ("Butterworth"), located in Houston, Texas. On April 1, 1999, the Company purchased 100% of the issued and outstanding stock of Allen-Stuart Equipment Co., Inc. ("Allen-Stuart"), also located in Houston, Texas. The aggregate purchase price for these three acquisitions was approximately $41.0 million and was allocated to assets and liabilities based on their respective fair values at the dates of acquisition. This allocation resulted in aggregate costs in excess of net assets acquired of $29.5 million.
     On March 9, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of the Wittig Division of Mannesmann Demag AG ("Wittig"). Wittig is located in Schopfheim, Germany. On January 29, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of Champion Pneumatic Machinery Company, Inc. ("Champion"), located in Princeton, Illinois. On January 5, 1998, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Geological Equipment Corporation ("Geoquip") located in Fort Worth, Texas. The aggregate purchase price for these three acquisitions was approximately $48.0 million. The purchase price for these acquisitions was paid in cash ($37.6 million) and 430,695 shares of Gardner Denver common stock. The aggregate purchase price was allocated to assets and liabilities based on their respective fair values at the dates of acquisition and resulted in aggregate costs in excess of net assets acquired of $29.2 million.
     On June 30, 1997, the Company purchased 100% of the issued and outstanding stock of Oy Tamrotor Ab ("Tamrotor"), located in Tampere, Finland, for approximately $26.2 million. The purchase price was allocated to assets and liabilities based on their respective fair values at the date of acquisition, and resulted in cost in excess of net assets acquired of $15.4 million. Tamrotor was liquidated in 1999 and the Company now conducts business in Finland as Gardner Denver Oy.
     All acquisitions have been accounted for by the purchase method, and accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date. The purchase price allocations for Allen-Stuart, Butterworth and Air-Relief, used in preparation of the December 31, 1999 consolidated balance sheet, are preliminary and subject to adjustment in 2000, when finalized.
     As a result of the stability of the product technology, markets and customers associated with these acquisitions, the cost in excess of net assets acquired for each acquisition is being amortized over 40 years, using the straight-line method.

NOTE 3: INVENTORIES

                                                                           December 31,
                                                                   ---------------------------
                                                                       1999              1998
----------------------------------------------------------------------------------------------
Raw materials, including parts and subassemblies                    $37,597            42,006
Work-in-process                                                       9,395             8,167
Finished goods                                                       25,543            17,159
Perishable tooling and supplies                                       2,506             2,525
----------------------------------------------------------------------------------------------
                                                                     75,041            69,857
Excess of current standard costs over LIFO costs                     (6,455)           (7,037)
Allowance for obsolete and slow-moving inventory                     (8,230)           (9,705)
----------------------------------------------------------------------------------------------
   Inventories, net                                                 $60,356            53,115
==============================================================================================

     During 1999, 1998 and 1997, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 1999, 1998 and 1997 by $252, $2,788 and $732, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1997 through 1999, the LIFO liquidation income was recorded in the fourth quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share amounts)


NOTE 4: PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                                                December 31,
                                                                        ----------------------------
                                                                             1999              1998
----------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land and land improvements                                           $   4,695             4,453
   Buildings                                                               36,069            35,187
   Machinery and equipment                                                 81,812            78,950
   Tooling, dies, patterns, etc.                                           30,671            28,241
   Office furniture and equipment                                          10,479            10,144
   Other                                                                    3,484             1,507
   Construction in progress                                                 8,258             6,823
----------------------------------------------------------------------------------------------------
                                                                          175,468           165,305
   Accumulated depreciation                                              (112,576)         (106,044)
----------------------------------------------------------------------------------------------------
      Property, plant and equipment, net                                $  62,892            59,261
====================================================================================================

Intangibles:
   Goodwill                                                             $ 159,494           132,541
   Other                                                                    5,145             3,855
----------------------------------------------------------------------------------------------------
                                                                          164,639           136,396
   Accumulated amortization                                               (26,055)          (22,142)
----------------------------------------------------------------------------------------------------
      Intangibles, net                                                  $ 138,584           114,254
====================================================================================================

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                 December 31,
                                                                          --------------------------
                                                                             1999              1998
----------------------------------------------------------------------------------------------------
Accounts payable - trade                                                  $28,405            26,762
Salaries, wages and related fringe benefits                                 3,840             7,978
Product liability, workers' compensation and other insurance                4,058             3,752
Other                                                                      18,017            22,314
----------------------------------------------------------------------------------------------------
      Total accounts payable and accrued liabilities                      $54,320            60,806
====================================================================================================

NOTE 6: PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans which are noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act. The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement.
     In addition, salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees will not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.
     The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31, 1999 and 1998:

                                                                                                                   Other
                                                                                                               Postretirement
                                                                                Pension Benefits                  Benefits
                                                                            ------------------------------------------------------
                                                                                1999           1998           1999           1998
----------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                                                     $ 54,106         48,781       $ 27,481         27,939
Service cost                                                                   1,721          1,243             24             28
Interest cost                                                                  3,453          3,569          1,877          1,860
Actuarial (gain) loss                                                         (4,627)         3,782         (1,866)           (58)
Acquisition                                                                       --          2,328             --             --
Benefit payments                                                              (5,850)        (5,826)        (2,255)        (2,288)
New participants                                                                 396             --             --             --
Effect of exchange rate changes                                                 (339)           229             --             --
----------------------------------------------------------------------------------------------------------------------------------
      Obligation at December 31                                             $ 48,860         54,106       $ 25,261         27,481
==================================================================================================================================

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1                                      $ 55,083         55,178
Actual return on plan assets                                                   6,273          5,134
Employer contributions                                                           576            597
Benefit payments                                                              (5,850)        (5,826)
----------------------------------------------------------------------------------------------------------------------------------
      Fair value of plan assets at December 31                              $ 56,082         55,083       $     --             --
==================================================================================================================================

FUNDED STATUS
Funded status at December 31                                                $  7,222            977       $(25,261)       (27,481)
Unrecognized transition liability (asset)                                         43           (163)            --             --
Unrecognized prior-service cost                                                 (880)          (966)        (4,040)        (5,240)
Unrecognized gain                                                            (11,422)        (4,903)       (16,444)       (16,259)
----------------------------------------------------------------------------------------------------------------------------------
      Accrued benefit liability                                             $ (5,037)        (5,055)      $(45,745)       (48,980)
==================================================================================================================================

     The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1999 and 1998 are as follows:

                                                                                                                 December 31,
                                                                                                          ------------------------
                                                                                                              1999           1998
                                                                                                          ------------------------
Accumulated benefit obligation                                                                              $7,890          8,487
==================================================================================================================================
Fair value of plan assets                                                                                   $3,914          3,791
==================================================================================================================================

                                                                    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share amounts)


The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 1999, 1998 and 1997.

                                                           Pension Benefits                      Other Postretirement Benefits
                                               --------------------------------------       --------------------------------------
                                                  1999           1998           1997           1999           1998           1997
-------------------------------------------------------------------------------------       --------------------------------------
Service cost                                   $ 1,721          1,243            904        $    24             28             30
Interest cost                                    3,453          3,569          3,500          1,877          1,860          2,005
Expected return on plan assets                  (4,424)        (4,443)        (4,148)            --             --             --
Amortization of transition asset                  (206)          (209)          (209)            --             --             --
Amortization of prior-service cost                 167            (86)            10         (1,200)        (1,200)        (1,200)
Amortization of net gain                             4            (64)           (16)        (1,673)        (2,431)        (2,504)
-------------------------------------------------------------------------------------       --------------------------------------
      Net periodic benefit expense (income)        715             10             41        $  (972)        (1,743)        (1,669)
Defined contribution plans                       3,471          3,576          2,723        ======================================
-------------------------------------------------------------------------------------
      Total retirement plan expense            $ 4,186          3,586          2,764
=====================================================================================

                                                                                    COMPUTATIONAL ASSUMPTIONS
                                                                            Pension and Other Postretirement Benefits
                                                               -------------------------------------------------------------------
                                                                       Net Periodic Expense                   Benefit Obligation
                                                               -------------------------------------------------------------------
                                                                      Year ended December 31,                     December 31,
----------------------------------------------------------------------------------------------------         ---------------------
                                                                 1999           1998           1997           1999           1998
----------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                   6.75%          7.25%          7.50%          8.25%          6.75%

                                                                                         Pension Benefits
                                                               -------------------------------------------------------------------
Rate of increase in compensation levels                         5.00%          5.50%          5.50%          5.00%          5.00%
Expected long-term rate of return on assets                     8.50%          8.50%          8.50%            --             --
==================================================================================================================================

     For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 1999 was 7.0% for participants under age 65 and 6.0% for participants over age 65. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2004 and remain at that level thereafter.
     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                                                         One Percentage Point
                                                                                                    -----------------------------
                                                                                                     Increase            Decrease
---------------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
      net periodic other postretirement benefit cost - increase (decrease)                               8.2%               (7.2%)
Effect on the postretirement benefit obligation - increase (decrease)                                    8.0%               (7.0%)
----------------------------------------------------------------------------------------------------------------------------------

     The full-time salaried and hourly employees of the Company's Wittig operation in Germany, acquired in March 1998, have pension benefits provided under defined benefit pay-related and service-related plans which are noncontributory. Consistent with the practice in Germany, these plans are unfunded. As a result of the acquisition of Wittig and the unfunded nature of the plans, the full amount of the projected pension benefit obligation as of the acquisition date was recorded as an accrued benefit liability on the Consolidated Balance Sheet. The change in the pension benefit obligation and the net periodic pension benefit expense from the acquisition date forward have been included in the preceding pension benefit tables.
     The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.
     Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in the Company's Retirement Savings Plan (the "Savings Plan"), which is a qualified plan under the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the Savings Plan are in the form of the Company's common stock.

NOTE 7: STOCK-BASED COMPENSATION PLANS

     Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 2,750,000 shares of common stock has been reserved for issuance under the Incentive Plan. Through December 31, 1999, the Company has granted options on 2,379,009 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. One-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1997 expire five years after the date of grant. The options granted to employees in 1998 and 1999 expire ten years after the date of the grant.
     Under the Incentive Plan, each nonemployee director is automatically granted an option to purchase 3,000 shares of common stock on the day after each annual meeting of stockholders. These options are granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.
     The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 675,000 shares for issuance. In 1997, all eligible employees who enrolled in the offering received options to purchase shares of common stock at the lesser of 90% of the fair market price of the stock on the offering date or 100% of the fair market price on the exercise date. The 1997 offering under the Stock Purchase Plan required participating employees to have the purchase price of the options withheld from their pay over a two-year period. The exercise date for the 1997 offering was November 8, 1999, at which time employees elected to purchase 30,328 shares at $13.56 per share, the fair market price on this date.
     In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the most recent offering is January 2, 2001. As of December 31, 1999, employees had enrolled to purchase 148,582 shares at an offering price of $10.74 per share and 218,905 shares remained available under the Stock Purchase Plan for future offerings.
     The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123" or the "Statement"), requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with the fair value methodology of this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

                                                                 1999           1998           1997
----------------------------------------------------------------------------------------------------
Net income                          As reported               $18,048         36,805         27,651
                                    Pro forma                  17,043         35,655         26,817

Basic earnings per share            As reported               $  1.20           2.29           1.84
                                    Pro forma                    1.13           2.22           1.78

Diluted earnings per share          As reported               $  1.18           2.22           1.74
                                    Pro forma                    1.11           2.15           1.69
----------------------------------------------------------------------------------------------------

     A summary of the status of the Company's Incentive Plan at December 31, 1999, 1998 and 1997, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                                        1999                          1998                          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                            WTD. AVG.                     Wtd. Avg.                     Wtd. Avg.
                                                             EXERCISE                      Exercise                      Exercise
                                                SHARES          PRICE         Shares          Price         Shares          Price
                                                ----------------------------------------------------------------------------------
Options outstanding, beginning of year           1,077         $12.36          1,174         $ 6.91          1,371         $ 4.88
Granted                                            223          13.00            257          26.01            159          18.28
Exercised                                         (219)          4.76           (334)          3.64           (293)          3.96
Forfeited                                           (9)         19.36            (20)         13.57            (63)          5.27
                                                 -----                         -----                         -----
      Options outstanding, end of year           1,072          13.99          1,077          12.36          1,174           6.91
                                                 =====                         =====                         =====
Options exercisable, end of year                   647          11.11            623           6.49            627           4.17
==================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share amounts)


     The following table summarizes information about fixed-price stock options outstanding at December 31, 1999 (underlying shares in thousands):

                                                            Options Outstanding                          Options Exercisable
                                              ------------------------------------------------------------------------------------
                                                   Number               Wtd. Avg.   Wtd. Avg.            Number         Wtd. Avg.
Range of                                      Outstanding               Remaining    Exercise       Exercisable          Exercise
Exercise Prices                               at 12/31/99        Contractual Life       Price       at 12/31/99             Price
----------------------------------------------------------------------------------------------------------------------------------
$ 3.00 -  5.00                                        204               0.2 years      $ 3.58               204            $ 3.58
  5.01 - 10.00                                        248               6.1              8.68               248              8.68
 10.01 - 20.00                                        354               6.7             14.33                85             16.62
 20.01 - 30.00                                        266               7.2             26.42               110             26.17
==================================================================================================================================



     The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.4%, 5.4% and 6.3%; expected volatility of 38%, 36% and 35%; and expected lives of 2.9, 4.8 and 3.3 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 1999, 1998 and 1997 were $4.07, $10.31 and $7.01, respectively.

NOTE 8: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

     At December 31, 1999 and 1998, 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock were authorized. Shares of common stock issued and outstanding at December 31, 1999 and 1998, were 15,079,247 and 15,496,849, respectively. No shares of preferred stock were issued or outstanding at December 31, 1999 or 1998. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors.
     The following table details the calculation of basic and diluted earnings per share:

                                                                              Year ended December 31,
                                                ----------------------------------------------------------------------------------
                                                                 1999                                         1998

                                                                                AMT.                                         Amt.
                                                   NET      WTD. AVG.            PER            Net      Wtd. Avg.            Per
                                                INCOME         SHARES          SHARE         Income         Shares          Share
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Income available to
   common stockholders                         $18,048     15,018,219          $1.20        $36,805     16,066,699          $2.29
                                                                               =====                                        =====

Diluted earnings per share:
Effect of dilutive securities:
Stock options granted
   and outstanding                                  --        340,057                            --        543,308
----------------------------------------------------------------------------------------------------------------------------------
Income available to
   common stockholders
      and assumed conversions                  $18,048     15,358,276          $1.18        $36,805     16,610,007          $2.22
==================================================================================================================================



                                                       Year ended December 31,
                                                -------------------------------------
                                                               1997
-------------------------------------------------------------------------------------
                                                                                Amt.
                                                   Net      Wtd. Avg.            Per
                                                Income         Shares          Share
Basic earnings per share:
Income available to
   common stockholders                         $27,651     15,059,569          $1.84
                                                                               =====

Diluted earnings per share:
Effect of dilutive securities:
Stock options granted
   and outstanding                                  --        812,158
-------------------------------------------------------------------------------------
Income available to
   common stockholders
      and assumed conversions                  $27,651     15,871,727          $1.74
=====================================================================================

NOTE 9: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                     December 31,
                                                             ---------------------------
                                                                 1999              1998
----------------------------------------------------------------------------------------
Credit line, due 2003 <F1>                                   $ 74,297            35,987
Unsecured senior note, due 2006 <F2>                           35,000            35,000
Variable rate industrial revenue bond, due 2018 <F3>            9,500             9,500
Other                                                             692             3,023
----------------------------------------------------------------------------------------
                                                              119,489            83,510
Current maturities of long-term debt                           (5,289)           (2,452)
----------------------------------------------------------------------------------------
Long-term debt, less current maturities                      $114,200            81,058
========================================================================================

<F1> The facility was effective January 20, 1998.  The loans under the facility may be denominated in U.S. Dollars or in several foreign currencies. At December 31, 1999, the outstanding balance consisted of two loans: $64,000 and DM 20,000. The interest rate varies with market rates for federal funds and/or LIBOR for the applicable currency and the Company's debt to adjusted income ratio. As of December 31, 1999, the rates for the U.S. Dollar loan and the German Mark loan were 6.5% and 3.5%, respectively, and averaged 5.7% and 3.5%, respectively, for the year ended December 31, 1999.

<F2> On September 26, 1996, the Company entered into an unsecured senior note agreement at a fixed interest rate of 7.3%. This debt matures in ten years and requires equal annual principal payments for seven years beginning September 26, 2000.

<F3> The interest rate varies with market rates for tax-exempt industrial revenue bonds.  As of December 31, 1999, this rate was
     5.5% and averaged 3.4% for the year ended December 31, 1999.
========================================================================================


     On January 20, 1998, the Company entered into an agreement for a new revolving line of credit with an aggregate $125,000 borrowing capacity and terminated the previous agreement. Of the available credit line, $74,297 was outstanding at December 31, 1999, leaving $50,703 available for additional borrowings or to issue as letters of credit. The total debt balance will mature on January 20, 2003. In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments beginning in 2000. Both of the Company's borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.
     On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. The principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by a letter of credit.
     Maturities of long-term debt for the five years subsequent to December 31, 1999 are $5,289, $5,320, $5,028, $79,310 and $5,004,
respectively.
     Included in short-term borrowings and current maturities of long-term debt at December 31, 1998 was a credit facility for Tamrotor, denominated in Finnish Markka, with an outstanding balance of $2,156.
At December 31, 1999, there was no outstanding balance under this facility. The average interest rate for this facility was 3.6% for the year ended December 31, 1999.
     Interest paid in 1999, 1998 and 1997 was $5,489, $5,494 and
$4,374, respectively.
     The rentals for all operating leases were $2,437, $2,531 and $2,108 in 1999, 1998 and 1997, respectively.

NOTE 10: INCOME TAXES

     The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are, therefore, classified as current, while the remaining balance is deferred.

                                                                       Year ended December 31,
----------------------------------------------------------------------------------------------------
                                                                 1999           1998           1997
                                                              --------------------------------------
Income taxes:
   Current:
      U.S. federal                                            $ 5,298         16,164         13,936
      U.S. state and local                                        605          1,847          1,593
      Non - U.S.                                                  404          1,066            253
----------------------------------------------------------------------------------------------------
         Current                                                6,307         19,077         15,782
----------------------------------------------------------------------------------------------------
   Deferred:
      U.S. federal                                              4,309          3,587          2,190
      U.S. state and local                                        493            410            251
      Non - U.S.                                                   --             15            277
----------------------------------------------------------------------------------------------------
         Deferred                                               4,802          4,012          2,718
----------------------------------------------------------------------------------------------------
            Provision for income taxes                        $11,109         23,089         18,500
====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share amounts)


   The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

                                                                       Year ended December 31,
                                                                 -----------------------------------
                                                                 1999           1998           1997
----------------------------------------------------------------------------------------------------
U. S. federal income tax rate                                    35.0%          35.0           35.0
Changes in the tax rate resulting from:
   State and local income taxes                                   3.4            3.4            3.4
   Nondeductible goodwill                                         3.5            1.6            1.7
   Foreign sales corporation benefit                             (2.5)          (1.1)          (1.5)
   Other, net                                                    (1.3)          (0.3)           1.5
----------------------------------------------------------------------------------------------------
      Effective income tax rate                                  38.1%          38.6           40.1
====================================================================================================

                                                                            December 31,
                                                             ---------------------------------------
                                                                 1999                          1998
----------------------------------------------------------------------------------------------------
Components of deferred tax balances:
   Deferred tax assets:
      Reserves and accruals                                  $ 11,046                        11,601
      Postretirement benefits other than pensions              17,841                        19,102
      Other                                                     1,318                           628
----------------------------------------------------------------------------------------------------
         Total deferred tax assets                             30,205                        31,331
====================================================================================================

   Deferred tax liabilities:
      LIFO inventory                                           (4,507)                       (4,398)
      Plant and equipment                                      (6,022)                       (5,048)
      Intangibles                                              (2,028)                         (973)
      Other                                                    (7,833)                       (6,295)
----------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                       (20,390)                      (16,714)
----------------------------------------------------------------------------------------------------
            Net deferred tax assets                          $  9,815                        14,617
====================================================================================================

   U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries because the Company intends to reinvest such earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to available foreign tax credits and earnings and profit levels.
   Income taxes paid in 1999, 1998 and 1997 were $6,975, $17,827 and $15,138, respectively.

NOTE 11: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

   There were no off-balance sheet derivative financial instruments as of December 31, 1999 and 1998.
   Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, as of December 31, 1999, the Company does not consider itself to have any significant concentrations of credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables, debt instruments and a forward foreign currency contract hedging the Company's investment in its Finnish operations. The book values of these instruments are not materially different from their respective fair values.

NOTE 12: CONTINGENCIES

   The Company has been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company believes that the costs related to these sites will not have a materially adverse effect on its consolidated financial position, results of operations or liquidity. In addition to the environmental matters, the Company is a party to various other legal proceedings and administrative actions, which are of an ordinary or routine nature, incidental to the operations of the Company.

NOTE 13: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                              1999 QUARTER ENDED
                                                            -------------------------------------------------------
                                                            MARCH 31,       JUNE 30,      SEPT. 30,   DEC. 31,<F2>
-------------------------------------------------------------------------------------------------------------------
Revenues                                                      $70,224         85,410         77,103         91,086
Gross margin <F1>                                              21,864         28,684         24,431         27,926
Net income                                                      3,203          5,989          3,999          4,857
Basic earnings per share                                      $  0.21           0.40           0.27           0.32
Diluted earnings per share                                    $  0.21           0.39           0.26           0.32
===================================================================================================================

                                                                              1998 Quarter Ended
                                                            -------------------------------------------------------
                                                            March 31,       June 30,      Sept. 30,   Dec. 31,<F2>
-------------------------------------------------------------------------------------------------------------------
Revenues                                                      $89,792        103,509         96,605         95,086
Gross margin <F1>                                              30,394         33,378         32,581         35,797
Net income                                                      8,081          9,200          8,748         10,776
Basic earnings per share                                      $  0.51           0.57           0.54           0.67
Diluted earnings per share                                    $  0.49           0.55           0.52           0.66
===================================================================================================================

<F1> Gross margin equals revenues less cost of sales.
<F2> Includes an increase in net income in 1999 and 1998 of $252 and
     $2,788, respectively, related to LIFO inventory liquidations.

NOTE 14: SEGMENT INFORMATION

     The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating units: compressor products, blower products and petroleum products, which result in two reportable segments, Compressed Air Products and Petroleum Products. The compressor and blower products operating units have been aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes, served markets and other business characteristics.
     In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products for industrial and commercial applications: reciprocating, rotary screw and sliding vane air compressors, and positive displacement and centrifugal blowers. Aftermarket parts and services for centrifugal compressors and water jet pumps and systems for industrial cleaning and maintenance are also included in this segment. The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations.
     The Petroleum Products segment designs, manufactures, markets and services a diverse group of pump products used in oil and natural gas production, well servicing and oil and gas drilling markets.
     The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense and income taxes. A portion of the expenses and certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets primarily consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share amounts)


                                                             Revenues                                Operating Earnings
                                             -------------------------------------------------------------------------------------
                                                      Year ended December 31,                      Year ended December 31,
                                             -------------------------------------------------------------------------------------
                                                  1999           1998           1997           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------------
Compressed Air Products                       $294,493        298,440        228,214        $34,542         45,496         38,554
Petroleum Products                              29,330         86,552         63,333          2,998         21,911         13,211
                                              ------------------------------------------------------------------------------------
      Total                                   $323,823        384,992        291,547         37,540         67,407         51,765
Interest expense                              ======================================         (5,934)        (4,849)        (3,937)
General corporate                                                                            (2,449)        (2,664)        (1,677)
                                                                                            --------------------------------------
      Income before income taxes                                                            $29,157         59,894         46,151
                                                                                            ======================================
Total assets

                                                       Identifiable Assets
                                              ---------------------------------------
                                                           December 31,
                                              ---------------------------------------
                                                  1999           1998           1997
-------------------------------------------------------------------------------------
Compressed Air Products                       $296,446        252,386        199,205
Petroleum Products                              45,841         50,653         41,604
                                              ---------------------------------------
      Total                                    342,287        303,039        240,809
Interest expense
General corporate                               37,132         39,091         27,460
                                              ---------------------------------------
      Income before income taxes
Total assets                                  $379,419        342,130        268,269
                                              =======================================


                                                                                                 Year ended December 31,
                                                                                      --------------------------------------------
                                                                                         1999              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
      Compressed Air Products                                                         $   369             2,543               442
      Petroleum Products                                                                   38             1,998               778
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                        $   407             4,541             1,220
==================================================================================================================================
Depreciation and amortization, included in operating earnings above:
      Compressed Air Products                                                         $12,494            10,602             8,458
      Petroleum Products                                                                1,728             2,376             1,204
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                        $14,222            12,978             9,662
==================================================================================================================================
Capital expenditures:
      Compressed Air Products                                                         $10,493            17,025             7,755
      Petroleum Products                                                                1,448             2,654             2,053
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                        $11,941            19,679             9,808
==================================================================================================================================

                                                                                                Year ended December 31,
Revenues outside the United States were                                              ---------------------------------------------
      comprised of sales to unaffiliated companies in:                                   1999              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
      Europe                                                                         $ 49,647            54,815            26,652
      Canada                                                                           14,300            21,942            19,245
      Latin America                                                                    12,268            10,837            12,413
      Asia                                                                              6,904             6,512            14,240
      Other                                                                            11,252            14,859             6,165
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $ 94,371           108,965            78,715
----------------------------------------------------------------------------------------------------------------------------------



Net long-lived assets by geographic area are as follows:                                              December 31,
                                                                                     ---------------------------------------------
                                                                                         1999              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
      United States                                                                  $178,173           145,895           104,299
      Europe                                                                           23,303            27,620            18,755
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $201,476           173,515           123,054
----------------------------------------------------------------------------------------------------------------------------------

NOTE 15: SUBSEQUENT EVENT

     Effective January 1, 2000, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Invincible Airflow Systems, Co. ("Invincible"). Invincible, located in Baltic, Ohio, manufactures single and fabricated multi-stage centrifugal blowers. This acquisition will be accounted for by the purchase method and accordingly, its results will be included in the Company's consolidated financial statements from the date of acquisition.

SHAREHOLDER INFORMATION


STOCK INFORMATION

     Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997 under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.
     The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock Exchange, are as follows:

                                                1999 QUARTER ENDED
==========================================================================================
                         MARCH 31,          JUNE 30,        SEPTEMBER 30,    DECEMBER 31,
------------------------------------------------------------------------------------------
   HIGH                  $17                19 5/16            21 3/4          16 13/16
   LOW                   $11 9/16           14 1/16            14 3/4          11
==========================================================================================

                                                1998 Quarter Ended
===========================================================================================
                        March 31,           June 30,         September 30,    December 31,
-------------------------------------------------------------------------------------------
   High                 $29 15/16           30 7/16            28 1/4            18 3/4
   Low                  $19 1/2             24 1/2             13 23/32          10 3/8
===========================================================================================

As of March 1, 2000, there were approximately 8,600 holders of record of Gardner Denver's common stock.

DIVIDENDS

     Gardner Denver has not paid a cash dividend since its spin-off in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

TRANSFER AGENT AND REGISTRAR

EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111
(201) 324-1225
(201) 222-4955 (for the hearing impaired)
E-mail address: equiserve@equiserve.com

NEWS RELEASES BY FAX

     Gardner Denver's news releases, including the quarterly earnings release, are available by fax, without charge, by calling
(800) 758-5804, extension 303875, or by visiting our website at http://www.gardnerdenver.com.

FORM 10-K

     A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

ANNUAL MEETING

     The 2000 Annual Meeting of Stockholders will be held on May 2 at the Holiday Inn Quincy, 201 South Third Street, Quincy, Illinois, starting at 1:30 p.m.

CORPORATE OFFICES

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, Illinois 62301
(217) 222-5400
E-mail address: mktg@gardnerdenver.com

INTERNET ACCESS

     For access to information on your Gardner Denver investment via the Internet, registered shareholders may contact the Company's transfer agent at (877) 843-9327 for a personal identification number and then visit their website at http://www.equiserve.com.