Form 10-K405, Exhibit 13
period 2000-12-31
GARDNER DENVER INC
filed 2001-03-28
CIK 916459

FINANCIAL HISTORY

(dollars in thousands, except per share amounts)

                                                                                     Year ended December 31,
                                                             --------------------------------------------------------------------
                                                                 2000           1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA (1):
Revenues                                                     $379,358        327,067        386,859        293,134        219,197
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    268,290        226,550        256,936        194,438        150,702
   Depreciation and amortization                               15,881         14,222         12,978          9,662          8,097
   Selling and administrative expenses                         59,784         53,080         52,986         39,731         30,169
   Interest expense                                             7,669          5,934          4,849          3,937          3,104
   Other income, net                                           (2,160)        (1,876)          (784)          (785)        (1,314)
---------------------------------------------------------------------------------------------------------------------------------
                                                              349,464        297,910        326,965        246,983        190,758
---------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                     29,894         29,157         59,894         46,151         28,439
Provision for income taxes                                     11,210         11,109         23,089         18,500         11,533
---------------------------------------------------------------------------------------------------------------------------------

Net income                                                   $ 18,684         18,048         36,805         27,651         16,906
=================================================================================================================================
Basic earnings per share                                     $   1.22           1.20           2.29           1.84           1.16
=================================================================================================================================
Diluted earnings per share                                   $   1.21           1.18           2.22           1.74           1.11
=================================================================================================================================

                                                                                           December 31,
                                                             --------------------------------------------------------------------
                                                                 2000           1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                                 $403,881        379,419        342,130        268,269        235,756
Long-term debt (excluding current maturities)                 115,808        114,200         81,058         51,227         55,069
Other long-term obligations                                    48,682         53,001         55,128         56,237         57,289
Stockholders' equity                                          171,148        152,609        142,686        103,611         74,118
=================================================================================================================================

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and notes thereto.

(1) Certain prior year amounts have been reclassified to conform with current year presentation. See Note 1 to the Consolidated
     Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

OVERVIEW
     The Company's operations are organized into two reportable segments - Compressed Air Products and Petroleum Products. In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement and centrifugal blowers and water jet pumps and systems. The largest markets for Gardner Denver's compressed air products are durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; industrial cleaning and maintenance; and automotive service centers. Revenues of the Compressed Air Products segment constituted approximately 85% of total revenues in 2000.
     In the Petroleum Products segment, the Company designs, manufactures, markets and services a diverse group of pumps and related aftermarket parts used in oil and natural gas production, well servicing and stimulation and oil and gas drilling. Typical applications include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Revenues of the Petroleum Products segment constituted approximately 15% of total revenues in 2000.
     The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.
     The Company acquired CRS Power Flow, Inc. ("CRS") in July 2000 and Jetting Systems & Accessories, Inc. ("JSA") in April 2000. CRS and JSA are located in Houston, Texas, and both manufacture aftermarket products for the water jetting industry. These two acquisitions complement the Company's product offering for the water jetting market and further leverage Gardner Denver's commitment to being a full-service provider in the water jetting industry.
     In January 2000, the Company acquired Invincible Airflow Systems, Co. ("Invincible"). Invincible, located in Baltic, Ohio, manufactures single and fabricated multistage centrifugal blowers and engineered vacuum systems. Invincible extends Gardner Denver's product offering for the industrial cleaning market and introduces the Company's centrifugal blowers to new markets.
     In October 1999, the Company acquired Air Relief, Inc. ("Air Relief"). Air Relief, located in Mayfield, Kentucky, is an independent provider of replacement parts and service for centrifugal compressors. Air Relief enhanced Gardner Denver's ability to penetrate the centrifugal compressor market by adding key centrifugal compressor engineering, assembly, sales and service capabilities.
     In April 1999, the Company acquired Allen-Stuart Equipment Co., Inc. ("Allen-Stuart"). Allen-Stuart, located in Houston, Texas, designs and fabricates custom-engineered packages for compressor and blower equipment in air and gas applications. Allen-Stuart serves a wide variety of industrial markets, including petrochemical, power generation, oil and natural gas production and refining. The addition of Allen-Stuart enhanced Gardner Denver's ability to supply engineered packages, incorporating the wide range of compressor and blower products manufactured by Gardner Denver. It also enabled Gardner Denver to establish a service center near key Southwestern customers.
     Also in April 1999, the Company acquired Butterworth Jetting Systems, Inc. ("Butterworth"). Butterworth, also located in Houston, Texas, is a manufacturer of water jet pumps and systems serving the industrial cleaning and maintenance market. Applications in this market include runway and shiphull cleaning, concrete demolition and metal surface preparation. This acquisition, which was renamed Gardner Denver Water Jetting Systems, Inc., enabled Gardner Denver to expand its position in the rapidly-growing water jet market.
     The Company purchased the Wittig Division of Mannesmann Demag AG ("Wittig") in March 1998. Wittig, located in Schopfheim, Germany, is a leading manufacturer of rotary sliding vane compressors and vacuum pumps. Wittig's products primarily serve the truck blower market for liquid and dry bulk conveyance, as well as other industrial applications. The acquisition of Wittig expanded the Company's manufacturing presence in Europe and provided distribution channels for positive displacement blowers, which are produced in the United States.
     In January 1998, the Company purchased Champion Pneumatic
Machinery Company, Inc. ("Champion"). Champion, located in Princeton, Illinois, is a leading manufacturer of low horsepower reciprocating compressors. Champion opened new market opportunities for Gardner Denver products and expanded the range of reciprocating compressors available to existing distributors.
     In January 1998, the Company also acquired Geological Equipment Corporation ("Geoquip"). Geoquip, a leading manufacturer of pumps, is located in Fort Worth, Texas. The operation also remanufactures pumps and provides repair services. The addition of Geoquip enhanced the Gardner Denver well servicing product line and expanded the Company's presence in remanufacturing and repair services.
     All acquisitions noted above, except for Geoquip, are included in the Company's Compressed Air Products segment. Geoquip is included in the Company's Petroleum Products segment.

     The acquisitions completed in 2000, 1999 and 1998 provide growth opportunities through synergistic product lines and domestic and international market penetration.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

                                                                       Year ended December 31,
                                                                -----------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
REVENUES                                                        100.0%         100.0          100.0
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)       70.7           69.3           66.4
   Depreciation and amortization                                  4.2            4.4            3.4
   Selling and administrative expenses                           15.8           16.2           13.7
   Interest expense                                               2.0            1.8            1.2
   Other income, net                                             (0.6)          (0.6)          (0.2)
---------------------------------------------------------------------------------------------------
                                                                 92.1           91.1           84.5
---------------------------------------------------------------------------------------------------

Income before income taxes                                        7.9            8.9           15.5
Provision for income taxes                                        3.0            3.4            6.0
---------------------------------------------------------------------------------------------------
NET INCOME                                                        4.9%           5.5            9.5
===================================================================================================


YEAR ENDED DECEMBER 31, 2000, COMPARED WITH YEAR ENDED DECEMBER 31, 1999

REVENUES
     Revenues increased $52.3 million (16%) to $379.4 million in 2000, compared to $327.1 million in 1999. Excluding incremental revenue from acquisitions completed since March of 1999, which added $27.9 million to compressor revenues in 2000, revenues increased $24.4 million (7%) as compared to 1999.
     Revenues in the Compressed Air Products segment increased $24.6 million (8%) to $321.7 million in 2000, compared to $297.1 million in 1999, due to incremental revenues from acquisitions. Excluding incremental revenue from acquisitions and the negative impact of unfavorable foreign currency exchange rates (3%), compressed air product revenues increased $4.5 million (2%) from 1999 due to increased sales of rotary screw and lower horsepower reciprocating compressors.
     The significant increase in the price of oil and natural gas in 1999 and 2000 caused an increase in demand for well servicing pumps and drilling pumps in 2000. As a result, petroleum revenues increased $27.6 million (92%) to $57.6 million in 2000, compared to $30.0 million in 1999.

COSTS AND EXPENSES
     Gross margin (defined as revenues less cost of sales) in 2000 increased $10.6 million (11%) to $111.1 million, from $100.5 million in 1999. This increase resulted primarily from the higher revenue volume, offset partially by a decrease in the gross margin as a percentage of revenues (gross margin percentage). Gross margin percentage decreased to 29.3% in 2000 from 30.7% in 1999, principally attributable to an unfavorable sales mix (including a lower proportion of aftermarket products in both segments), increased manufacturing overhead spending and increased manufacturing variances on well servicing pumps and water jetting related products. In 2000, gross margin was enhanced $0.7 million as a result of the liquidation of LIFO inventory layers, compared to $0.4 million in 1999.
     Depreciation and amortization increased 12% to $15.9 million in 2000, compared to $14.2 million in 1999. The increase in depreciation and amortization expense was due to goodwill amortization associated with acquisitions and ongoing depreciation from capital programs to reduce costs, improve efficiency and expand capacity. Depreciation and amortization expense, as a percentage of revenues, was 4.2% in 2000 compared to 4.4% in 1999 due to higher revenues.
     Selling and administrative expenses increased in 2000 by 13% to $59.8 million from $53.1 million for 1999. Excluding the impact of acquisitions, selling and administrative expenses increased $2.4 million (5%) from 1999 due to expenses stemming from the higher revenue volume such as commissions, payroll and customer service initiatives. As a percentage of revenues, selling and administrative expenses were 15.8% in 2000, compared to 16.2% in 1999, due to higher revenues.
     Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) decreased $0.5 million (2%) to $30.1 million, compared to $30.6 million in 1999. This decline was due to an unfavorable sales mix, increased manufacturing overhead spending, increased manufacturing variances on water jetting related products and increased commission, payroll and customer service initiatives, as noted above. As a percentage of revenues, operating earnings declined to 9.4% in 2000, compared to 10.3% in 1999.

This decrease is attributable to the factors noted above and the effect of recently acquired operations that are currently generating lower operating earnings (after amortization of goodwill associated with the acquisitions) as a percentage of revenues, than the Company's previously existing operations.
     Operating earnings for the Petroleum Products segment increased $2.7 million to $5.3 million in 2000, a 104% increase from $2.6 million in 1999, due to higher revenues. As a percentage of revenues, operating earnings for this segment increased to 9.2% in 2000, compared to 8.7% in 1999. The positive impact from leveraging the segment's fixed and semi-fixed costs over a higher revenue base was partially offset by an unfavorable sales mix (including an increased proportion of well servicing and stimulation pumps as opposed to higher margin replacement parts) and increased manufacturing variances on well servicing pumps.
     Interest expense increased $1.7 million (29%) to $7.7 million for 2000, compared to $5.9 million in 1999 due primarily to higher average debt outstanding in 2000, combined with higher average interest rates. The average interest rate for 2000 was 6.3%, compared to 5.9% for 1999. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.
     Other income, net in 2000, includes $1.0 million as a result of litigation settlement proceeds received in the fourth quarter, a $0.7 million gain from the first quarter sale of the Company's idle facility in Syracuse, New York, and a fourth quarter $1.5 million charge to write-off expenses associated with an unconsummated acquisition. The increase in other income, net from 1999 to 2000, is principally the result of these three items.

INCOME
     Income before income taxes increased $0.7 million (3%) to $29.9 million in 2000, from $29.2 million in 1999. This increase was primarily the result of higher revenues partially offset by the lower gross margin percentage and increased selling and administrative expenses in 2000, as discussed above.
     The provision for income taxes increased by $0.1 million to $11.2 million in 2000, compared to $11.1 million in 1999, as a result of the higher income before taxes partially offset by a lower overall effective tax rate. The Company's effective tax rate was 37.5% in 2000 compared to 38.1% in 1999. The lower effective tax rate in 2000 was primarily due to increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.
     Net income increased $0.6 million (4%) to $18.7 million ($1.21 diluted earnings per share) in 2000 compared to $18.0 million ($1.18 diluted earnings per share) in 1999. In 2000, net income included $0.4 million in after-tax LIFO income ($0.03 diluted earnings per share), compared with $0.3 million ($0.02 diluted earnings per share) in 1999. Excluding the after-tax benefit of LIFO income, net income increased primarily due to the factors that resulted in the increased income before taxes noted above. Acquisitions completed since the beginning of 1999 were slightly accretive to the Company's net income in 2000.

OUTLOOK
     Demand for petroleum products is related to market expectations for oil and natural gas prices. Orders for petroleum products were $62.3 million in 2000, an increase of $33.1 million (113%), compared to $29.2 million in 1999. Order backlog for the Petroleum Products segment was $12.0 million at December 31, 2000 compared to $6.5 million as of December 31, 1999, representing an 85% increase.
     Increases in demand for these products are dependent upon sustained appreciation in oil and natural gas prices, which the Company cannot predict. However, the price of oil increased significantly in late 1999 and was sustained through 2000, and the Company has experienced appreciable improvement in orders for well servicing and drilling pumps. The Company believes that if oil and natural gas prices remain near current levels, and day rates and the rig count continue to increase, demand for well servicing and drilling pumps will continue to improve in 2001.
     In 2000, orders for compressed air products increased $28.2 million (10%) to $317.7 million, compared to $289.5 million in 1999. Order backlog for the Compressed Air Products segment was $48.3 million as of December 31, 2000, compared to $47.4 million as of December 31, 1999. The increase in orders for this segment was due to acquisitions and growth in our European rotary screw compressor and domestic lower horsepower reciprocating compressor order levels, partially offset by unfavorable foreign currency exchange rates. Order backlog is only up modestly due to the growth in orders noted above offset by unfavorable foreign currency rates, a reduction in manufacturing lead times and increased inventory levels on certain products.
     Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. These indicators have been relatively weak in both 2000 and 1999. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product, which has also slowed in the second half of 2000 and early 2001. As a result, orders for compressed air products are anticipated to remain flat or grow only modestly in 2001.

     At present, the Company anticipates that the increases in demand for petroleum products combined with ongoing cost reduction efforts and the financial benefits of completing acquisition integration projects will enhance profitability in 2001. Based upon the recent activity level in our petroleum products segment, the Company's diluted earnings per share, excluding the effect of any new acquisitions, are anticipated to increase approximately 15% in 2001 compared to 2000 if oil and natural gas prices remain near current levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS


YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED DECEMBER 31, 1998

REVENUES
     Revenues decreased $59.8 million (15%) to $327.1 million in 1999, compared to $386.9 million in 1998. Excluding incremental revenue from acquisitions completed since January 1998, which added $27.6 million to compressor revenues in 1999, revenues decreased $87.4 million (23%) as compared to 1998.
     Revenues in the Compressed Air Products segment decreased $2.6 million (1%) to $297.1 million in 1999, compared to $299.7 million in 1998. Excluding incremental revenue from acquisitions, compressed air product revenues decreased $30.2 million (10%) from 1998. Reduced standard industrial compressor and engineered package revenues resulted primarily from a declining rate of growth in industrial production and lower manufacturing capacity utilization in the United States, which has occurred since the fourth quarter of 1997, and a softer European economy in 1999.
     The significant decline in the price of oil in 1998 and early 1999 caused a reduction in demand for drilling and well servicing pumps in 1999. As a result, petroleum revenues declined $57.2 million (66%) to $30.0 million in 1999, compared to $87.2 million in 1998 when revenues were generated through production from the order backlog.

COSTS AND EXPENSES
     Gross margin (defined as revenues less cost of sales) in 1999 decreased $29.4 million (23%) to $100.5 million from $129.9 million in 1998. This reduction resulted primarily from the lower revenue volume, compounded by a decrease in the gross margin as a percentage of revenues (gross margin percentage). Gross margin percentage decreased to 30.7% in 1999 from 33.6% in 1998, principally attributable to three factors. First, acquisitions negatively affected the gross margin percentage as these companies, in the aggregate, generated lower gross margins than the Company's previously existing operations. Second, the negative impact of decreased leverage of production overhead costs over a lower revenue base was only partially offset by cost reduction efforts and increased operating efficiencies. Finally, gross margin was negatively impacted by a significantly lower LIFO liquidation benefit, as smaller reductions in LIFO inventory levels were realized in 1999 compared to 1998. In 1999, gross margins were enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $4.5 million in 1998.
     Depreciation and amortization increased 10% to $14.2 million in 1999, compared to $13.0 million in 1998. The increase in depreciation and amortization expense was due to goodwill amortization associated with acquisitions and ongoing capital expenditures. Depreciation and amortization expense, as a percentage of revenues, increased to 4.4% in 1999 from 3.4% in 1998. This percentage increase was due to the factors noted above, combined with the effect of lower revenues.
     Selling and administrative expenses increased slightly in 1999 to $53.1 million from $53.0 million in 1998. Incremental expenses of $3.6 million related to acquisitions were more than offset by decreases in manpower levels and discretionary spending. As a percentage of revenues, selling and administrative expenses were 16.2% in 1999, compared to 13.7% in 1998. This percentage increase was primarily due to the decrease in revenues and the addition of acquisitions referred to above, which, in the aggregate, have higher selling and administrative expenses relative to sales than the Company's previously existing operations.
     Compressed Air Products' operating earnings decreased $12.0 million (28%) to $30.6 million, compared to $42.6 million in 1998. This decline was due to the revenue reduction, the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base and the effect of newly acquired operations that currently generate lower operating earnings (after amortization of goodwill associated with the acquisitions), as a percentage of revenues, than the Company's previously existing operations. Operating earnings were also negatively impacted by an increased allocation of shared costs since the segment's revenues represented a greater percentage of the Company's total revenues in 1999 as compared to 1998, and a reduced benefit resulting from the liquidation of LIFO inventory levels. Manpower reductions, reduced discretionary spending and other cost reduction efforts partially offset these negative factors. As a percentage of revenues, operating earnings declined to 10.3% in 1999 compared to 14.2% in 1998.
     Operating earnings for the Petroleum Products segment decreased $18.8 million (88%) to $2.6 million in 1999 from $21.4 million in 1998. This decline was primarily attributable to the revenue reduction, the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base, and a reduced benefit resulting from the liquidation of LIFO inventory levels, partially offset by manpower reductions, reduced discretionary spending and other cost reduction efforts. As a percentage of revenues, operating earnings for this segment declined to 8.7% in 1999, compared to 24.5% in 1998.
     Interest expense increased $1.1 million (22%) to $5.9 million for 1999, compared to $4.8 million in 1998, due primarily to higher average debt outstanding in 1999. The average interest rate for 1999 was 5.9%, compared to 5.8% for 1998.

     Other income, net increased $1.1 million (139%) to $1.9 million in 1999 due to foreign currency transaction gains on investments and higher interest income.

INCOME
     Income before income taxes declined $30.7 million (51%) to $29.2 million in 1999 from $59.9 million in 1998. This decrease was primarily the result of lower revenues and reduced gross margins in 1999 partially offset by higher other income, net, as discussed above.
     The provision for income taxes decreased by $12.0 million to $11.1 million in 1999 compared to $23.1 million in 1998, as a result of the lower income before taxes and a lower overall effective tax rate. The Company's effective tax rate was 38.1% in 1999 compared to 38.6% in 1998. The lower effective tax rate in 1999 was primarily due to increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.
     Net income decreased $18.8 million (51%) to $18.0 million ($1.18 diluted earnings per share) in 1999 compared to $36.8 million ($2.22 diluted earnings per share) in 1998. In 1999, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share), compared with $2.8 million ($0.17 diluted earnings per share) in 1998. Excluding the after-tax benefit of LIFO income, net income declined $16.3 million (48%), primarily due to the revenue reduction and less leverage of fixed costs over lower production volume, partially offset by lower income taxes. Acquisitions completed since January 1998 were slightly accretive to the Company's net income in 1999.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING WORKING CAPITAL
     During 2000, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $0.6 million. Excluding acquisitions and the impact of changes in foreign currency exchange rates, operating working capital increased $1.2 million due to an increase in receivables, partially offset by a decrease in inventory and an increase in accounts payable. These changes in receivables and inventory are a direct result of the increased sales volume in the fourth quarter of 2000. The increase in accounts payable is primarily attributable to increased purchases for production of petroleum products and expenses related to an unconsummated acquisition.

CASH FLOWS
     During 2000, the Company generated cash flows from operations totaling $31.1 million, an increase of $4.5 million (17%) compared to 1999. This increase was primarily the result of a more favorable change in operating working capital as compared to 1999. Cash flows from investing activities included $3.4 million received upon settlement of foreign currency forward contracts used to hedge foreign currency translation risk associated with the Company's investment in its Finnish subsidiary. The increase of $1.7 million in cash received from these forward contracts over the prior year is due to more significant fluctuations in the Finnish Maarka to U.S. dollar exchange rates in 2000. During 2000, the Company also had net borrowings of $2.2 million under its credit facilities. Cash generated from operating and investing activities, along with net borrowings were used to fund acquisitions valued at $20.3 million (net of cash), fund capital projects and repurchase shares of the Company's common stock. The cash flows provided by operating and financing activities and used for investing activities resulted in a net cash increase of $2.9 million for 2000.

CAPITAL EXPENDITURES AND COMMITMENTS
     Capital projects to reduce costs and increase production capacity, operating efficiency and product quality resulted in expenditures of $13.5 million in 2000, compared to $11.9 million in 1999. This increase was primarily due to timing of capital projects. Commitments for capital expenditures at December 31, 2000 totaled $4.4 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.
     In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet alternative minimum tax obligations which arise from the exercise of incentive stock options. During 2000, 37,000 shares were repurchased under these repurchase programs at a cost of $0.7 million. As of December 31, 2000, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2000, the Company also acquired 16,454 shares of its common stock, valued at $0.3 million, which were tendered for the exercise of stock options.

LIQUIDITY
     During 1998, the Company entered into a new revolving line of credit agreement with an aggregate $125 million borrowing capacity (the "Credit Line") and terminated the previous line of credit. On December 31, 2000, the Credit Line had an outstanding balance of $81.1 million, leaving $43.9 million available for future use or to issue as letters of credit. The Credit Line requires no principal payments during the term of the agreement, which expires in January 2003.

    The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.
     Management currently expects the Company's cash flows in 2001 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS


MARKET RISK
     The Company is exposed to market risk related to changes in interest rates as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. Dollar across relevant foreign currencies, principally the Euro, the potential losses in future earnings, fair value and cash flows are not material to the Company.

NEW ACCOUNTING STANDARD
     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for fiscal years beginning after June 15, 2000 and thus, the Company will adopt SFAS 133 on January 1, 2001. The Company has reviewed its current derivative instruments and hedging activities and has determined that the adoption of SFAS 133 would not have had a material impact on its consolidated financial statements as of December 31, 2000.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
     All of the statements in this Annual Report to Stockholders, other than historical facts, are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, certain statements made in the Chairman's Letter, the remainder of the narrative/non-financial portions of the Report and in the Management's Discussion and Analysis, particularly under the caption "Outlook". As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Gardner Denver's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements. The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: the ability to identify, negotiate and complete future acquisitions; the speed with which the Company is able to integrate its recent acquisitions and realize the related financial benefit; the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products; pricing of Gardner Denver products; the degree to which the Company is able to penetrate niche markets; the ability to maintain and to enter into key purchasing and supply relationships; and the continued successful implementation of cost reduction efforts.

REPORT OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF MANAGEMENT
     The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with appropriate accounting principles generally accepted in the United States. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed.
     In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.
     The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for monitoring the Company's accounting and reporting practices. The Committee meets with management periodically to review its activities and ensure that it is properly discharging its responsibilities. The Committee also meets periodically with the independent auditors, who have free access to the Committee and the Board of Directors, to discuss internal accounting control and auditing, financial reporting and tax matters.
     The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.

/s/ Ross J. Centanni                /s/ Philip R. Roth

Ross J. Centanni                    Philip R. Roth
Chairman, President and             Vice President, Finance and
Chief Executive Officer             Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To Gardner Denver, Inc.
     We have audited the accompanying consolidated balance sheet of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

St. Louis, Missouri
February 7, 2001

CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in thousands, except per share amounts)

                                                                      Year ended December 31,
                                                             --------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Revenues                                                     $379,358        327,067        386,859
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    268,290        226,550        256,936
   Depreciation and amortization                               15,881         14,222         12,978
   Selling and administrative expenses                         59,784         53,080         52,986
   Interest expense                                             7,669          5,934          4,849
   Other income, net                                           (2,160)        (1,876)          (784)
---------------------------------------------------------------------------------------------------
                                                              349,464        297,910        326,965
---------------------------------------------------------------------------------------------------

Income before income taxes                                     29,894         29,157         59,894
Provision for income taxes                                     11,210         11,109         23,089
---------------------------------------------------------------------------------------------------

Net income                                                   $ 18,684         18,048         36,805
===================================================================================================

Basic earnings per share                                     $   1.22           1.20           2.29
===================================================================================================

Diluted earnings per share                                   $   1.21           1.18           2.22
===================================================================================================



The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except per share amounts)

                                                                                                                 December 31,
                                                                                                          -----------------------
                                                                                                              2000           1999
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and equivalents                                                                                   $ 30,239         27,317
   Receivables (net of allowances of $5,169 in 2000 and $4,838 in 1999)                                     79,448         72,272
   Inventories, net                                                                                         61,942         60,356
   Deferred income taxes                                                                                     4,887          3,664
   Other                                                                                                     3,400          2,770
---------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                                 179,916        166,379
---------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                                          67,104         62,892
Intangibles, net                                                                                           149,297        138,584
Deferred income taxes                                                                                        2,855          6,151
Other assets                                                                                                 4,709          5,413
---------------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                                     $403,881        379,419
=================================================================================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current maturities of long-term debt                                         $  5,781          5,289
   Accounts payable and accrued liabilities                                                                 62,462         54,320
---------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                             68,243         59,609
---------------------------------------------------------------------------------------------------------------------------------


Long-term debt, less current maturities                                                                    115,808        114,200
Postretirement benefits other than pensions                                                                 39,496         43,377
Other long-term liabilities                                                                                  9,186          9,624
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                                    232,733        226,810
=================================================================================================================================


Stockholders' equity:
   Common stock, $.01 par value; 50,000,000 shares authorized; 15,371,491
      and 15,079,247 shares issued and outstanding in 2000 and 1999, respectively                              170            167
   Capital in excess of par value                                                                          160,343        157,367
   Treasury stock at cost, 1,658,041 and 1,604,587 shares in 2000 and 1999, respectively                   (24,508)       (23,541)
   Retained earnings                                                                                        40,038         21,354
   Accumulated other comprehensive loss                                                                     (4,895)        (2,738)
---------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                           171,148        152,609
---------------------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                                       $403,881        379,419
=================================================================================================================================


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(dollars in thousands)

                                                                                        Accumulated
                                                    Capital In              Retained          Other          Total
                                            Common   Excess of  Treasury    Earnings  Comprehensive  Stockholders'  Comprehensive
                                             Stock   Par Value     Stock   (Deficit)           Loss         Equity         Income
---------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1998                       $154     139,524      (333)    (33,432)        (2,302)       103,611

Stock issued for benefit plans and options       5       3,636                                               3,641
Stock issued for acquisition                     4      10,496                                              10,500
Treasury stock                                                   (11,926)                                  (11,926)
Other                                                                            (67)                          (67)
Net income                                                                    36,805                        36,805         36,805
Foreign currency translation adjustments                                                        122            122            122
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           36,927
                                                                                                                           ======
Balance December 31, 1998                     $163     153,656   (12,259)      3,306         (2,180)       142,686
==================================================================================================================

Stock issued for benefit plans and options       4       3,711                                               3,715
Treasury stock                                                   (11,282)                                  (11,282)
Net income                                                                    18,048                        18,048         18,048
Foreign currency translation adjustments                                                       (558)          (558)          (558)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           17,490
                                                                                                                           ======
Balance December 31, 1999                     $167     157,367   (23,541)     21,354         (2,738)       152,609
==================================================================================================================

Stock issued for benefit plans and options       3       2,976                                               2,979
Treasury stock                                                      (967)                                     (967)
Net income                                                                    18,684                        18,684         18,684
Foreign currency translation adjustments                                                     (2,157)        (2,157)        (2,157)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           16,527
                                                                                                                           ======
Balance December 31, 2000                     $170     160,343   (24,508)     40,038         (4,895)       171,148
==================================================================================================================



The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

                                                                                     Year ended December 31,
                                                                            --------------------------------------
                                                                                2000           1999           1998
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                               $ 18,684         18,048         36,805
   Adjustments to reconcile net income to net cash provided
      by operating activities:
         Depreciation and amortization                                        15,881         14,222         12,978
         Net gain on asset dispositions                                         (917)            --             --
         LIFO liquidation income                                                (683)          (407)        (4,541)
         Stock issued for employee benefit plans                               2,071          2,261          2,423
         Deferred income taxes                                                 1,772          6,157          3,403
         Changes in assets and liabilities:
            Receivables                                                       (5,987)         1,437          2,669
            Inventories                                                        1,627         (1,977)        11,695
            Accounts payable and accrued liabilities                           3,164         (8,330)        (8,702)
            Other assets and liabilities, net                                 (4,484)        (4,792)        (4,211)
------------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                      31,128         26,619         52,519
------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Business acquisitions, net of cash                                        (20,323)       (41,003)       (37,578)
   Capital expenditures                                                      (13,549)       (11,941)       (19,679)
   Disposals of property, plant and equipment                                  1,125            728            602
   Foreign currency hedging transactions                                       3,416          1,749           (427)
------------------------------------------------------------------------------------------------------------------
               Net cash used in investing activities                         (29,331)       (50,467)       (57,082)
------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Principal payments on long-term debt                                      (59,342)       (24,554)       (38,833)
   Proceeds from long-term borrowings                                         61,528         62,103         69,512
   Purchase of treasury stock                                                   (967)       (11,282)       (11,926)
   Proceeds from stock options                                                   908          1,454          1,218
   Other                                                                        (492)            --           (136)
------------------------------------------------------------------------------------------------------------------
               Net cash provided by financing activities                       1,635         27,721         19,835
------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                         (510)        (1,030)           371
------------------------------------------------------------------------------------------------------------------

Increase in cash and equivalents                                               2,922          2,843         15,643
Cash and equivalents, beginning of year                                       27,317         24,474          8,831
------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                           $ 30,239         27,317         24,474
==================================================================================================================


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

USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION
     Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' equity.

REVENUE RECOGNITION
     The Company recognizes revenues when goods are shipped to the customer. The company has recorded outbound freight billed to customers as revenues and outbound freight expenses in cost of sales in accordance with the requirements of the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF No. 00-10"). In accordance with EITF No. 00-10, which was adopted in the fourth quarter of 2000, all prior periods presented have been reclassified to conform with current year presentation.

CASH EQUIVALENTS
     Cash equivalents are highly liquid investments (valued at cost, which approximates fair value), acquired with an original maturity of three months or less.

INVENTORIES
     Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value.
Approximately one-half of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis.

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings, 10 to 45 years; machinery and equipment, 10 to 12 years; office furniture and equipment, 3 to 10 years; and tooling, dies, patterns, etc., 3 to 7 years.

INTANGIBLES
     Intangibles consist primarily of goodwill related to the various acquisitions completed by the Company. Goodwill is amortized on a straight-line basis over the period estimated to be benefited, not exceeding 40 years. The Company reviews long-lived assets, including goodwill and other intangibles, for impairment whenever conditions indicate that the carrying value of the assets may not be fully recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair market value.

INCOME TAXES
     The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

RESEARCH AND DEVELOPMENT
     Costs for research and development are expensed as incurred and were $3,045, $2,754 and $3,479 for the years ended December 31, 2000, 1999 and 1998, respectively.

FINANCIAL INSTRUMENTS
     Included on the balance sheet at December 31, 1999, is a foreign currency forward contract in Finnish Markka to hedge foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Gardner Denver Oy. The contract was marked to market and both unrealized and realized gains and losses are included as a component of accumulated other comprehensive loss in stockholders' equity. This forward contract was settled in 2000 and the proceeds received are included as foreign currency hedging transactions in the consolidated statement of cash flows. There were no off-balance sheet derivative financial instruments as of December 31, 2000 and 1999.

COMPREHENSIVE INCOME
     Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments including realized and unrealized gains and losses, net of income taxes, on the foreign currency hedge of the Company's investment in a foreign subsidiary.

NOTE 2:  ACQUISITIONS

     During 2000, the Company completed three acquisitions. Effective July 1, 2000, the Company acquired 100% of the issued and outstanding stock of CRS Power Flow, Inc. ("CRS"). On April 5, 2000, the Company acquired 100% of the issued and outstanding stock of Jetting Systems & Accessories, Inc. ("JSA"). CRS and JSA are both located in Houston, Texas. On January 1, 2000, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Invincible Airflow Systems, Co. ("Invincible"), located in Baltic, Ohio. The aggregate purchase price of these acquisitions was approximately $20 million. The purchase price of each acquisition has been allocated primarily to receivables, inventory and property, plant and equipment, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $15 million.
     During 1999, the Company completed three acquisitions. On October 25, 1999, the Company purchased 100% of the issued and outstanding stock of Air Relief, Inc., located in Mayfield, Kentucky. On April 5, 1999, the Company purchased 100% of the issued and outstanding stock of Butterworth Jetting Systems, Inc., located in Houston, Texas. On April 1, 1999, the Company purchased 100% of the issued and outstanding stock of Allen-Stuart Equipment Co., Inc., also located in Houston, Texas.
The aggregate purchase price for these three acquisitions was approximately $42 million (including contingent consideration paid in 2000) and was allocated to assets and liabilities based on their respective fair values at the dates of acquisition. This allocation resulted in aggregate costs in excess of net assets acquired of approximately $31 million.
     On March 9, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of the Wittig Division of Mannesmann Demag AG ("Wittig"). Wittig is located in Schopfheim, Germany. On January 29, 1998, the Company purchased substantially all of the assets and assumed certain agreed upon liabilities of Champion Pneumatic Machinery Company, Inc., located in Princeton, Illinois. On January 5, 1998, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Geological Equipment Corporation, located in Fort Worth, Texas. The aggregate purchase price for these three acquisitions was approximately $48 million. The purchase price for these acquisitions was paid in cash and 430,695 shares of Gardner Denver common stock. The aggregate purchase price was allocated to assets and liabilities based on their respective fair values at the dates of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $29 million.
     All acquisitions have been accounted for by the purchase method, and accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date. The purchase price allocations for CRS, JSA and Invincible, used in preparation of the December 31, 2000 consolidated balance sheet, are preliminary and subject to adjustment in 2001, when finalized. Management does not expect the finalization of this allocation to have a significant impact on the Company's financial position or results of operations.
     As a result of the relative stability of the product technology, markets and customers associated with these acquisitions, the cost in excess of net assets acquired for each acquisition is being amortized over 40 years, using the straight-line method.

NOTE 3:  INVENTORIES

                                                                    December 31,
                                                              ----------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Raw materials, including parts and subassemblies              $31,147         32,404
Work-in-process                                                 9,334          9,395
Finished goods                                                 24,987         22,506
Perishable tooling and supplies                                 2,443          2,506
------------------------------------------------------------------------------------
                                                               67,911         66,811
Excess of FIFO costs over LIFO costs                           (5,969)        (6,455)
------------------------------------------------------------------------------------
   Inventories, net                                           $61,942         60,356
====================================================================================

     During 2000, 1999 and 1998, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2000, 1999 and 1998 by $427, $252 and $2,788, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1998 through 2000, the LIFO liquidation income was recorded in the fourth quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

                                                                         December 31,
                                                                  ------------------------
                                                                       2000           1999
------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land and land improvements                                     $   5,608          4,695
   Buildings                                                         38,521         36,069
   Machinery and equipment                                           90,602         81,812
   Tooling, dies, patterns, etc.                                     33,080         30,671
   Office furniture and equipment                                    11,240         10,479
   Other                                                              4,695          3,484
   Construction in progress                                           5,035          8,258
------------------------------------------------------------------------------------------
                                                                    188,781        175,468
   Accumulated depreciation                                        (121,677)      (112,576)
------------------------------------------------------------------------------------------
      Property, plant and equipment, net                          $  67,104         62,892
==========================================================================================

Intangibles:
   Goodwill                                                       $ 175,004        159,494
   Other                                                              4,969          5,145
------------------------------------------------------------------------------------------
                                                                    179,973        164,639
   Accumulated amortization                                         (30,676)       (26,055)
------------------------------------------------------------------------------------------
      Intangibles, net                                            $ 149,297        138,584
==========================================================================================

NOTE 5:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                         December 31,
                                                                  ------------------------
                                                                       2000           1999
------------------------------------------------------------------------------------------
Accounts payable - trade                                          $  32,019         28,405
Accrued warranty                                                      5,887          5,194
Salaries, wages and related fringe benefits                           5,481          3,840
Product liability, workers' compensation and other insurance          4,547          4,058
Other                                                                14,528         12,823
------------------------------------------------------------------------------------------
   Total accounts payable and accrued liabilities                 $  62,462         54,320
==========================================================================================

NOTE 6:  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans which are noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act. The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement.
     Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees will not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.
     The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31, 2000 and 1999:

                                                                                                     Other
                                                                  Pension Benefits         Postretirement Benefits
                                                              ----------------------------------------------------
                                                                 2000           1999           2000           1999
------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                                       $48,860         54,106       $ 25,261         27,481
Service cost                                                    1,819          1,721             13             24
Interest cost                                                   3,671          3,453          1,894          1,877
Actuarial (gain) loss                                           1,779         (4,627)         2,380         (1,866)
Plan amendments                                                    --             --         (1,100)            --
Benefit payments                                               (5,206)        (5,850)        (2,485)        (2,255)
New participants                                                   --            396             --             --
Effect of exchange rate changes                                  (222)          (339)            --             --
------------------------------------------------------------------------------------------------------------------
   Obligation at December 31                                  $50,701         48,860        $25,963         25,261
==================================================================================================================

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1                        $56,082         55,083
Actual return on plan assets                                     (255)         6,273
Employer contributions                                            253            576
Benefit payments                                               (5,206)        (5,850)
------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at December 31                   $50,874         56,082       $     --             --
==================================================================================================================

FUNDED STATUS
Funded status at December 31                                  $   173          7,222       $(25,963)       (25,261)
Unrecognized transition liability (asset)                          32             43             --             --
Unrecognized prior-service cost                                  (795)          (880)        (3,861)        (4,040)
Unrecognized gain                                              (4,471)       (11,422)       (12,040)       (16,444)
------------------------------------------------------------------------------------------------------------------
   Accrued benefit liability                                  $(5,061)        (5,037)      $(41,864)       (45,745)
==================================================================================================================

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2000 and 1999 are as follows:

                                                                                                  December 31,
                                                                                             ---------------------
                                                                                               2000           1999
                                                                                             ---------------------
Accumulated benefit obligation                                                               $8,521          7,890
==================================================================================================================
Fair value of plan assets                                                                    $3,469          3,914
==================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)


The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2000, 1999 and 1998.

                                                         Pension Benefits                       Other Postretirement Benefits
                                               -------------------------------------        -------------------------------------
                                                  2000           1999           1998           2000           1999           1998
------------------------------------------------------------------------------------        -------------------------------------
Service cost                                   $ 1,819          1,721          1,243        $    13             24             28
Interest cost                                    3,671          3,453          3,569          1,894          1,877          1,860
Expected return on plan assets                  (4,480)        (4,424)        (4,443)            --             --             --
Amortization of transition asset                    10           (206)          (209)            --             --             --
Amortization of prior-service cost                 (85)           167            (86)        (1,279)        (1,200)        (1,200)
Amortization of net (gain) loss                   (422)             4            (64)        (2,023)        (1,673)        (2,431)
------------------------------------------------------------------------------------        -------------------------------------
   Net periodic benefit expense (income)           513            715             10        $(1,395)          (972)        (1,743)
                                                                                            =====================================
Defined contribution plans                       3,230          3,471          3,576
------------------------------------------------------------------------------------
   Total retirement plan expense               $ 3,743          4,186          3,586
====================================================================================

                                                                                     COMPUTATIONAL ASSUMPTIONS
                                                                             Pension and Other Postretirement Benefits
                                                                -----------------------------------------------------------------
                                                                      Net Periodic Expense                   Benefit Obligation
                                                                -----------------------------------------------------------------
                                                                     Year ended December 31,                     December 31,
---------------------------------------------------------------------------------------------------          --------------------
                                                                2000           1999           1998           2000           1999
---------------------------------------------------------------------------------------------------          --------------------
Discount rate                                                   8.25%          6.75%          7.25%          7.75%          8.25%

                                                                                        Pension Benefits
                                                                -----------------------------------------------------------------
Rate of increase in compensation levels                         5.00%          5.00%          5.50%          5.00%          5.00%
Expected long-term rate of return on assets                     9.00%          8.50%          8.50%             --             --
=================================================================================================================================

     For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2001 was 8.5% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2006 and remain at that level thereafter.
     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                              One Percentage Point
                                                                            -----------------------
                                                                            Increase       Decrease
---------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
   net periodic other postretirement benefit cost - increase (decrease)         7.2%         (6.4%)
Effect on the postretirement benefit obligation - increase (decrease)           7.9%         (7.0%)
===================================================================================================

     The full-time salaried and hourly employees of the Company's
Wittig operation in Germany have pension benefits provided under defined benefit pay-related and service-related plans which are noncontributory. Consistent with the practice in Germany, these plans are unfunded. As a result of the acquisition of Wittig and the unfunded nature of the plans, the full amount of the projected pension benefit obligation as of the acquisition date was recorded as an accrued benefit liability on the Consolidated Balance Sheet. The change in the pension benefit obligation and the net periodic pension benefit expense from the acquisition date forward have been included in the preceding pension benefit tables.

     The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.
     Certain of the Company's full-time salaried and non-union hourly employees are eligible to participate in Company sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

NOTE 7:  STOCK-BASED COMPENSATION PLANS

     Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 2,750,000 shares of common stock has been reserved for issuance under the Incentive Plan. Through December 31, 2000, the Company has granted options on 2,653,609 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1998, 1999 and 2000 expire ten years after the date of the grant.
     Under the Incentive Plan, each nonemployee director is automatically granted an option to purchase 3,000 shares of common stock on the day after each annual meeting of stockholders. These options are granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.
     The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 675,000 shares for issuance. In 1997, all eligible employees who enrolled in the offering received options to purchase shares of common stock at the lesser of 90% of the fair market price of the stock on the offering date or 100% of the fair market price on the exercise date. The 1997 offering under the Stock Purchase Plan required participating employees to have the purchase price of the options withheld from their pay over a two-year period. The exercise date for the 1997 offering was November 8, 1999, at which time employees elected to purchase 30,328 shares at $13.56 per share, the fair market price on this date.
     In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the 1999 offering was January 2, 2001. As of December 31, 2000, employees had enrolled to purchase 118,136 shares at an offering price of $10.74 per share under the 1999 offering.
     In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering is January 2, 2002. As of December 31, 2000, employees had enrolled to purchase 85,577 shares at an offering price of $15.36 per share under the 2000 offering.
     The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123" or the "Statement"), requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with the fair value methodology of this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:

                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Net income                       As reported                  $18,684         18,048         36,805
                                 Pro forma                     17,393         17,043         35,655

Basic earnings per share         As reported                  $  1.22           1.20           2.29
                                 Pro forma                       1.14           1.13           2.22

Diluted earnings per share       As reported                  $  1.21           1.18           2.22
                                 Pro forma                       1.12           1.11           2.15
===================================================================================================

     A summary of the status of the Company's Incentive Plan at December 31, 2000, 1999 and 1998, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                                         2000                          1999                          1998
---------------------------------------------------------------------------------------------------------------------------------
                                                            Wtd. Avg.                     Wtd. Avg.                     Wtd. Avg.
                                                             Exercise                      Exercise                      Exercise
                                                Shares          Price         Shares          Price         Shares          Price
                                                ---------------------------------------------------------------------------------
Options outstanding, beginning of year           1,072         $13.91          1,077         $12.36          1,174         $ 6.91
Granted                                            275          17.42            223          13.00            257          26.01
Exercised                                         (225)          4.03           (219)          4.76           (334)          3.64
Forfeited                                          (51)         20.72             (9)         19.36            (20)         13.57
                                                 -----                         -----                         -----
   Options outstanding, end of year              1,071          16.60          1,072          13.99          1,077          12.36
                                                 =====                         =====                         =====
Options exercisable, end of year                   621          16.09            647          11.11            623           6.49
=================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2000 (underlying shares in thousands):

                                                            Options Outstanding                            Options Exercisable
                                              -----------------------------------------------------------------------------------
                                                   Number         Wtd. Avg.         Wtd. Avg.            Number         Wtd. Avg.
Range of                                      Outstanding         Remaining          Exercise       Exercisable          Exercise
Exercise Prices                               at 12/31/00  Contractual Life             Price       at 12/31/00             Price
---------------------------------------------------------------------------------------------------------------------------------
   $ 5.00 - 10.00                                     228         5.2 years            $ 8.74               228            $ 8.74
    10.01 - 15.00                                     210         8.3                   12.73                65             12.56
    15.01 - 20.00                                     389         6.3                   17.20               149             16.70
    20.01 - 30.00                                     243         6.1                   26.36               179             26.18
---------------------------------------------------------------------------------------------------------------------------------

     The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.5%, 5.4% and 5.4%; expected volatility of 38%, 38% and 36%; and expected lives of 3.3, 2.9 and 4.8 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2000, 1999 and 1998 were $6.34, $4.07 and $10.31, respectively.

NOTE 8:  STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

     At December 31, 2000 and 1999, 50,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock were authorized. Shares of common stock issued and outstanding at December 31, 2000 and 1999, were 15,371,491 and 15,079,247, respectively. No shares of preferred stock were issued or outstanding at December 31, 2000 or 1999. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.
     The following table details the calculation of basic and diluted earnings per share:

                                                                        Year ended December 31,
                                   ----------------------------------------------------------------------------------------------
                                              2000                              1999                           1998
---------------------------------------------------------------------------------------------------------------------------------
                                                           Amt.                             Amt.                             Amt.
                                       Net   Wtd. Avg.      Per         Net   Wtd. Avg.      Per        Net   Wtd. Avg.       Per
                                    Income      Shares    Share      Income      Shares    Share     Income      Shares     Share
---------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Income available to
   common stockholders             $18,684  15,300,222    $1.22     $18,048  15,018,219    $1.20    $36,805  16,066,699     $2.29
                                                          =====                            =====                            =====

DILUTED EARNINGS PER SHARE:
Effect of dilutive securities:
Stock options granted
   and outstanding                      --     189,188                   --     340,057                  --     543,308
---------------------------------------------------------------------------------------------------------------------------------
Income available to
   common stockholders
      and assumed conversions      $18,684  15,489,410    $1.21     $18,048  15,358,276    $1.18    $36,805  16,610,007     $2.22
=================================================================================================================================

NOTE 9:  LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                   December 31,
                                                             -----------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Credit line, due 2003 (1)                                    $ 81,082         74,297
Unsecured senior note, due 2006 (2)                            30,000         35,000
Variable rate industrial revenue bond, due 2018 (3)             9,500          9,500
Other                                                           1,007            692
------------------------------------------------------------------------------------
                                                              121,589        119,489
Current maturities of long-term debt                           (5,781)        (5,289)
------------------------------------------------------------------------------------
Long-term debt, less current maturities                      $115,808        114,200
====================================================================================

(1)  The facility was effective January 20, 1998.  The loans under the facility may be denominated in U.S. Dollars or several foreign currencies.  At December 31, 2000, the outstanding balance consisted of three loans: $46,000, DEM 20,000 and EUR 27,000.  The interest rates vary with market rates for federal funds and/or
     LIBOR for the applicable currency and the Company's debt to adjusted income ratio.  As of December 31, 2000, the rates for the
     U.S. Dollar loan, German Mark loan and Euro loan were 7.4%, 5.6%
     and 5.5% respectively, and averaged 6.9%, 4.8% and 5.5%,
     respectively, for the year ended December 31, 2000.
(2)  On September 26, 1996, the Company entered into an unsecured senior note agreement at a fixed interest rate of 7.3%.  This debt matures in 2006 and requires equal annual principal payments from
     2000 to 2006.
(3)  The interest rate varies with market rates for tax-exempt industrial revenue bonds.  As of December 31, 2000, this rate was
     5.2% and averaged 4.3% for the year ended December 31, 2000.
====================================================================================

     On January 20, 1998, the Company entered into an agreement for a new revolving line of credit with an aggregate $125,000 borrowing capacity and terminated the previous agreement. Of the available credit line, $81,082 was outstanding at December 31, 2000, leaving $43,918 available for additional borrowings or letters of credit. The total debt balance will mature on January 20, 2003. In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments that began in 2000. Both of these borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.
     On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. The principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by a letter of credit.
     Maturities of long-term debt for the five years subsequent to December 31, 2000, are $5,781, $5,000, $86,082, $5,000 and $5,000,
respectively.
     Interest paid in 2000, 1999 and 1998 was $8,483, $5,489 and
$5,494, respectively.
     The rentals for all operating leases were $2,453, $2,437 and $2,531 in 2000, 1999 and 1998, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2000 and thereafter are $2,054, $1,693, $1,079, $834, $345 and
$1,169, respectively.

NOTE 10:  INCOME TAXES

     The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

                                                                      Year ended December 31,
                                                              -------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Income taxes:
   Current:
      U.S. federal                                            $ 7,130          5,298         16,164
      U.S. state and local                                        815            605          1,847
      Non-U.S.                                                  1,192            404          1,066
---------------------------------------------------------------------------------------------------
         Current                                                9,137          6,307         19,077
---------------------------------------------------------------------------------------------------
   Deferred:
      U.S. federal                                              1,860          4,309          3,587
      U.S. state and local                                        213            493            410
      Non-U.S.                                                     --             --             15
---------------------------------------------------------------------------------------------------
         Deferred                                               2,073          4,802          4,012
---------------------------------------------------------------------------------------------------
            Provision for income taxes                        $11,210         11,109         23,089
===================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)


The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

                                                                       Year ended December 31,
                                                             --------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
U.S. federal income tax rate                                     35.0%          35.0           35.0
Changes in the tax rate resulting from:
   State and local income taxes                                   3.4            3.4            3.4
   Nondeductible goodwill                                         4.2            3.5            1.6
   Foreign sales corporation benefit                             (3.0)          (2.5)          (1.1)
   Other, net                                                    (2.1)          (1.3)          (0.3)
---------------------------------------------------------------------------------------------------
      Effective income tax rate                                  37.5%          38.1           38.6
===================================================================================================

                                                                            December 31,
                                                             --------------------------------------
                                                                 2000                          1999
---------------------------------------------------------------------------------------------------
Components of deferred tax balances:
   Deferred tax assets:
      Reserves and accruals                                  $ 10,748                        11,046
      Postretirement benefits other than pensions              16,327                        17,841
      Other                                                       955                         1,318
---------------------------------------------------------------------------------------------------
         Total deferred tax assets                             28,030                        30,205
---------------------------------------------------------------------------------------------------

   Deferred tax liabilities:
      LIFO inventory                                           (3,569)                       (4,507)
      Plant and equipment                                      (5,933)                       (6,022)
      Intangibles                                              (2,289)                       (2,028)
      Other                                                    (8,497)                       (7,833)
---------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                       (20,288)                      (20,390)
---------------------------------------------------------------------------------------------------
            Net deferred tax assets                          $  7,742                         9,815
===================================================================================================

     U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries because the Company intends to reinvest such earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to available foreign tax credits and earnings and profit levels.
     Income taxes paid in 2000, 1999 and 1998 were $9,189, $7,234 and $17,874, respectively.

NOTE 11: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK
     There were no off-balance sheet derivative financial instruments as of December 31, 2000 and 1999.
     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables, and debt instruments. The book values of these instruments are not materially different from their respective fair values.

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

NOTE 13:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                            2000 QUARTER ENDED
                                                                        ---------------------------------------------------------
                                                                        MARCH 31,(2)       JUNE 30,      SEPT. 30,    DEC. 31,(3)
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $89,166         94,888         91,614        103,690
Gross margin (1)                                                              26,259         28,201         25,568         31,040
Net income                                                                     3,951          4,648          4,026          6,059
Basic earnings per share                                                     $  0.26           0.30           0.26           0.39
Diluted earnings per share                                                   $  0.26           0.30           0.26           0.39
=================================================================================================================================

                                                                                            1999 Quarter Ended
                                                                        ---------------------------------------------------------
                                                                           March 31,       June 30,      Sept. 30,    Dec. 31,(3)
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $71,089         86,234         77,823         91,921
Gross margin (1)                                                              21,501         28,382         23,579         27,055
Net income                                                                     3,203          5,989          3,999          4,857
Basic earnings per share                                                     $  0.21           0.40           0.27           0.32
Diluted earnings per share                                                   $  0.21           0.39           0.26           0.32
=================================================================================================================================
Certain prior period amounts have been reclassified to conform with current presentation (See Note 1).

(1)  Gross margin equals revenues less cost of sales.

(2) Includes a gain of $413 in net income related to the sale of the Company's idle facility in Syracuse, NY.

(3)  Includes an increase in net income in 2000 and 1999 of $427 and
     $252, respectively, related to LIFO inventory liquidations. Net income in 2000 also includes a gain of $605 for litigation settlement proceeds and a charge of $906 for expenses associated with an unconsummated acquisition.
---------------------------------------------------------------------------------------------------------------------------------

NOTE 14:  SEGMENT INFORMATION

     The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating units: compressor products, blower products and petroleum products, which result in two reportable segments, Compressed Air Products and Petroleum Products. The compressor and blower products operating units have been aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes, served markets and other business characteristics.
     In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement and centrifugal blowers and water jet pumps and systems. The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations.
     The Petroleum Products segment designs, manufactures, markets and services a diverse group of pumps and related aftermarket parts used in oil and natural gas production, well servicing and stimulation and oil and gas drilling markets.
     The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets primarily consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

                                          Revenues                       Operating Earnings                Identifiable Assets
                               --------------------------------    -------------------------------    -----------------------------
                                    Year ended December 31,            Year ended December 31,                 December 31,
                               --------------------------------    -------------------------------    -----------------------------
                                   2000        1999        1998       2000        1999        1998        2000      1999       1998
---------------------------------------------------------------    -------------------------------    -----------------------------
Compressed Air Products        $321,720     297,095     299,701    $30,082      30,603      42,597    $311,837   296,446    252,386
Petroleum Products               57,638      29,972      87,158      5,321       2,612      21,362      54,063    45,841     50,653
                               --------------------------------    -------------------------------    -----------------------------
   Total                       $379,358     327,067     386,859     35,403      33,215      63,959     365,900   342,287    303,039
                               ================================
Interest expense                                                    (7,669)     (5,934)     (4,849)
Other income, net                                                    2,160       1,876         784
                                                                   -------------------------------
   Income before income taxes                                      $29,894      29,157      59,894
                                                                   ===============================
General Corporate                                                                                       37,981    37,132     39,091
                                                                                                      -----------------------------
Total assets                                                                                          $403,881   379,419    342,130
                                                                                                      =============================

                                                                                                   Year ended December 31,
                                                                                           --------------------------------------
                                                                                               2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
      Compressed Air Products                                                              $    610            369          2,543
      Petroleum Products                                                                         73             38          1,998
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                             $    683            407          4,541
=================================================================================================================================
Depreciation and amortization, included in operating earnings above:
      Compressed Air Products                                                              $ 13,913         12,494         10,602
      Petroleum Products                                                                      1,968          1,728          2,376
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                             $ 15,881         14,222         12,978
=================================================================================================================================
Capital expenditures:
      Compressed Air Products                                                              $ 11,519         10,493         17,025
      Petroleum Products                                                                      2,030          1,448          2,654
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                             $ 13,549         11,941         19,679
=================================================================================================================================

                                                                                                   Year ended December 31,
                                                                                           --------------------------------------
                                                                                               2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Revenues outside the United States were comprised
   of sales to unaffiliated companies in:
      Europe                                                                               $ 53,877         49,647         54,815
      Canada                                                                                 21,838         14,300         21,942
      Latin America                                                                          13,214         12,268         10,837
      Asia                                                                                   13,745          6,904          6,512
      Other                                                                                   4,554         11,252         14,859
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                             $107,228         94,371        108,965
=================================================================================================================================

Net long-lived assets by geographic area are as follows:

                                                                                                        December 31,
                                                                                           --------------------------------------
                                                                                               2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
   United States                                                                           $195,493        178,173        145,895
   Europe                                                                                    20,908         23,303         27,620
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                             $216,401        201,476        173,515
=================================================================================================================================

STOCKHOLDER INFORMATION


STOCK INFORMATION
     Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997, under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.
     The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock Exchange, are as follows:

                                                                 2000 QUARTER ENDED
                                  -------------------------------------------------------------------------------------
                                    MARCH 31,                JUNE 30,           SEPTEMBER 30,            DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
HIGH                                  20.75                   19.63               17.94                     21.30

LOW                                   16.00                   16.81               14.25                     14.94
=======================================================================================================================

                                                                 1999 Quarter Ended
                                  -------------------------------------------------------------------------------------
                                    March 31,                June 30,           September 30,            December 31,
-----------------------------------------------------------------------------------------------------------------------
High                                  17.00                   19.31               21.75                     16.81

Low                                   11.56                   14.06               14.75                     11.00
=======================================================================================================================

     As of March 1, 2001, there were approximately 8,700 holders of record of Gardner Denver's common stock.

DIVIDENDS
     Gardner Denver has not paid a cash dividend since its spin-off from Cooper Industries, Inc. in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

TRANSFER AGENT AND REGISTRAR
EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 519-3111
(201) 324-1225
(201) 222-4955 (for the hearing impaired)
E-mail address: equiserve@equiserve.com

NEWS RELEASES BY FAX
     Gardner Denver's news releases, including the quarterly earnings release, are available by fax, without charge, by calling (800) 758-5804, extension 303875, or by visiting our website at WWW.GARDNERDENVER.COM.

FORM 10-K
     A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

ANNUAL MEETING
     The 2001 Annual Meeting of Stockholders will be held on May 1 at the Quincy Country Club, 2410 State Street, Quincy, IL, starting at 1:30 p.m.

CORPORATE OFFICES
Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62301
(217) 222-5400
E-mail address: MKTG@GARDNERDENVER.COM
website address: WWW.GARDNERDENVER.COM

INTERNET ACCESS
     For access to information on your Gardner Denver investment via the Internet, registered stockholders may contact the Company's transfer agent at (877) 843-9327 for a personal identification number and then visit their website at www.equiserve.com.

BOARD OF DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS

DONALD G. BARGER, JR.
Senior Vice President and Chief Financial Officer
Yellow Corporation

ROSS J. CENTANNI
Chairman, President and
  Chief Executive Officer
Gardner Denver, Inc.

FRANK J. HANSEN
President and Chief Executive Officer (retired)
IDEX Corporation

RAYMOND R. HIPP
Chairman, President and
  Chief Executive Officer
Alternative Resources Corporation

THOMAS M. MCKENNA
President
United Sugars Corporation

DIANE K. SCHUMACHER
Senior Vice President, General Counsel
  and Secretary
Cooper Industries, Inc.

RICHARD L. THOMPSON
Group President and
  Executive Office Member
Caterpillar Inc.


CORPORATE OFFICERS

ROSS J. CENTANNI
Chairman, President and
Chief Executive Officer

DAVID BROWN
Vice President and General Manager,
Gardner Denver Blower Division

STEVEN M. KRIVACEK
Vice President, Human Resources

TRACY D. PAGLIARA
Vice President, General Counsel and Secretary

DANIEL C. RIZZO, JR.
Vice President and Corporate Controller

PHILIP R. ROTH
Vice President, Finance and
Chief Financial Officer

J. DENNIS SHULL
Vice President and General Manager,
Gardner Denver Compressor
and Pump Division



36