Form 10-K405, Exhibit 13
period 2001-12-31
GARDNER DENVER INC
filed 2002-03-28
CIK 916459

                                                                  Exhibit 13.0



12   2001 Gardner Denver Annual Report


financial history
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

                                                                       Year ended December 31,
                                              --------------------------------------------------------------------
                                                  2001           2000           1999           1998           1997
------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues                                      $419,770        379,358        327,067        386,859        293,134
Costs and Expenses:
      Cost of sales (excluding depreciation
         and amortization)                     294,249        268,290        226,550        256,936        194,438
      Depreciation and amortization             17,567         15,881         14,222         12,978          9,662
      Selling and administrative expenses       69,678         59,784         53,080         52,986         39,731
      Interest expense                           6,796          7,669          5,934          4,849          3,937
      Other income, net                         (3,203)        (2,160)        (1,876)          (784)          (785)
------------------------------------------------------------------------------------------------------------------
                                               385,087        349,464        297,910        326,965        246,983
------------------------------------------------------------------------------------------------------------------

Income before income taxes                      34,683         29,894         29,157         59,894         46,151
Provision for income taxes                      12,659         11,210         11,109         23,089         18,500
------------------------------------------------------------------------------------------------------------------

Net income                                    $ 22,024         18,684         18,048         36,805         27,651
==================================================================================================================
Basic earnings per share                      $   1.42           1.22           1.20           2.29           1.84
==================================================================================================================
Diluted earnings per share                    $   1.40           1.21           1.18           2.22           1.74
==================================================================================================================

                                                                            December 31,
                                              --------------------------------------------------------------------
                                                  2001           2000           1999           1998           1997
------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                  $488,688        403,881        379,419        342,130        268,269
Long-term debt (excluding current maturities)  160,230        115,808        114,200         81,058         51,227
Other long-term obligations                     45,153         48,682         53,001         55,128         56,237
Stockholders' equity                           198,728        171,148        152,609        142,686        103,611
==================================================================================================================

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial
Statements and notes thereto.

                                       2001 Gardner Denver Annual Report    13


management's discussion and analysis
------------------------------------------------------------------------------

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Overview

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. The Pump Products segment was formerly the Petroleum Products segment. The name was changed in 2001 due to the inclusion of the Company's water jetting operations within this segment (and the Pump Division), which expanded its scope beyond petroleum-related products. The Company's water jetting operations were previously included in the Compressed Air Products segment. Prior period segment information has been restated to conform with the current year presentation.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors; and positive displacement and centrifugal blowers. The primary customers and applications for Gardner Denver's compressed air products are durable and non-durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; automotive service centers; and niche applications such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. Revenues of the Compressed Air Products segment constituted approximately 73% of total revenues in 2001.

In the Pump Products segment, the Company designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling, and industrial cleaning and maintenance. Typical applications for pumps include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Applications for water jetting systems include runway and shiphull cleaning, concrete demolition and metal surface preparation. Revenues of the Pump Products segment constituted approximately 27% of total revenues in 2001.

The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.

In September 2001, the Company acquired Hoffman Air and Filtration Systems ("Hoffman") and Hamworthy Belliss & Morcom ("Belliss & Morcom"). Hoffman, headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expands Gardner Denver's product offering and distribution capabilities and enhances its position as a leading international supplier of centrifugal products to the air and gas handling industry. Belliss & Morcom, headquartered in Gloucester, England, manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as PET bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadens the Company's range of product offerings, strengthens its distribution and service networks and increases its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy.

The Company acquired CRS Power Flow, Inc. ("CRS") in July 2000 and Jetting Systems & Accessories, Inc. ("JSA") in April 2000. CRS and JSA were located in Houston, Texas, and both manufactured aftermarket products for the water jetting industry. These two acquisitions complemented the Company's product offering for the water jetting market and further leveraged Gardner Denver's commitment to being a full-service provider in the water jetting industry. During 2001, these businesses were merged into Gardner Denver Water Jetting Systems and are now operating at one consolidated facility in Houston, Texas.

In January 2000, the Company acquired Invincible Airflow Systems, Co. ("Invincible"). Invincible, located in Baltic, Ohio, manufactures single and fabricated multistage centrifugal blowers and engineered vacuum systems. The acquisition of Invincible extended Gardner Denver's product offering for the industrial cleaning market and introduced the Company's centrifugal blowers to new markets.

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

Also in April 1999, the Company acquired Butterworth Jetting Systems, Inc. ("Butterworth"). Butterworth, also located in Houston, Texas, is a manufacturer of water jet pumps and systems serving the industrial cleaning and maintenance market. Applications in this market include runway and shiphull cleaning, concrete demolition and metal surface preparation. This acquisition, which was renamed Gardner Denver Water Jetting Systems, enabled Gardner Denver to expand its position in the rapidly-growing water jet market.

The Hoffman, Belliss & Morcom, Invincible, Air Relief and Allen-Stuart acquisitions are included in the Company's Compressed Air Products segment. The CRS, JSA and Butterworth acquisitions are

14    2001 Gardner Denver Annual Report


management's discussion and analysis
------------------------------------------------------------------------------

included in the Company's Pump Products segment.

The acquisitions completed in 2001, 2000 and 1999 provide growth opportunities through synergistic product lines and domestic and international market penetration. The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

                                                       Year ended December 31,
                                                 -----------------------------------
                                                 2001           2000          1999
------------------------------------------------------------------------------------
REVENUES                                         100.0%         100.0          100.0
Costs and Expenses:
      Cost of sales (excluding depreciation
         and amortization)                        70.1           70.7           69.3
      Depreciation and amortization                4.2            4.2            4.4
      Selling and administrative expenses         16.6           15.8           16.2
      Interest expense                             1.6            2.0            1.8
      Other income, net                           (0.8)          (0.6)          (0.6)
------------------------------------------------------------------------------------
                                                  91.7           92.1           91.1
------------------------------------------------------------------------------------

Income before income taxes                         8.3            7.9            8.9
Provision for income taxes                         3.0            3.0            3.4
------------------------------------------------------------------------------------
NET INCOME                                         5.3%           4.9            5.5
====================================================================================

Year ended December 31, 2001, compared with year ended December 31, 2000

Revenues

Revenues increased $40.4 million (11%) to $419.8 million in 2001, compared to $379.4 million in 2000. Excluding incremental revenue from acquisitions completed since June 2000, which added $29.5 million to revenues in 2001, revenues increased $10.9 million (3%) as compared to 2000.

Revenues in the Compressed Air Products segment increased slightly to $308.0 million in 2001, compared to $306.7 million in 2000. Excluding incremental revenue from acquisitions, revenues decreased $24.9 million (8%) due to a decline in the overall U.S. economy (exacerbated by the impact of the September 11th attack) which weakened demand for domestic rotary screw compressors and blowers. Unfavorable foreign currency exchange rates also contributed to the revenue reduction. These negative factors were partially offset by sales growth in European markets.

Revenues in the Pump Products segment increased $39.1 million (54%) to $111.7 million in 2001, compared to $72.7 million in 2000. This increase resulted primarily from heightened demand for petroleum products, due to the continued high level of oil and natural gas prices from late 2000 through the first half of 2001. Incremental revenues from acquisitions completed since June 2000 also accounted for approximately $3.2 million of the revenue increase.

Costs and Expenses

Gross margin (defined as revenues less cost of sales) in 2001 increased $14.4 million (13%) to $125.5 million, from $111.1 million in 2000. This increase resulted primarily from the higher revenue volume and partially from an increase in the gross margin as a percentage of revenues (gross margin percentage). Gross margin percentage increased to 29.9% in 2001 from 29.3% in 2000, due to increased sales of higher margin drilling pumps and improved performance at well stimulation and water jetting production facilities, partially offset by unfavorable sales mix in the Compressed Air Products segment. In 2001, gross margin was enhanced
$0.5 million as a result of the liquidation of LIFO inventory layers, compared to $0.7 million in 2000.

Depreciation and amortization increased 11% to $17.6 million in 2001, compared to $15.9 million in 2000. This increase was due to ongoing capital expenditures and goodwill amortization associated with acquisitions completed prior to June 30, 2001. Depreciation and amortization expense, as a percentage of revenues, was 4.2% in both years.

Selling and administrative expenses increased in 2001 by 17% to $69.7 million from $59.8 million for 2000. Excluding the impact of acquisitions, selling and administrative expenses increased $3.6 million (6%) from 2000 levels, primarily due to higher payroll and fringe benefit related expenses. As a percentage of revenues, selling and administrative expenses were 16.6% in 2001, compared to 15.8% in 2000. The increase in this ratio was attributable to the factors mentioned above, combined with the impact of acquisitions completed since June 2000, which in the aggregate have higher selling and administrative expenses relative to revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) decreased $8.8 million (28%) to $22.2 million, compared to $30.9 million in 2000. This decline was primarily attributable to decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) combined

                               2001 Gardner Denver Annual Report    15


------------------------------------------------------------------------------

with higher payroll and fringe benefit related expenses and an unfavorable sales mix. As a percentage of revenues, operating earnings declined to 7.2% in 2001, compared to 10.1% in 2000 as a result of the factors noted above.

Operating earnings for the Pump Products segment increased $11.6 million to $16.1 million in 2001, a 261% increase from $4.5 million in 2000, primarily due to higher revenues. As a percentage of revenues, operating earnings for this segment increased to 14.4% in 2001, compared to 6.1% in 2000. This increase was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base combined with improved operational performance at well stimulation and water jetting production facilities.

Interest expense decreased $0.9 million (11%) to $6.8 million for 2001, compared to $7.7 million in 2000 due to lower average rates, partially offset by slightly higher average borrowings in 2001. The average interest rate for 2001 was 5.4%, compared to 6.3% for 2000. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2001, other income, net includes approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Other income, net in 2000 includes a $1.0 million gain from litigation settlement proceeds, a $0.7 million gain from the sale of the Company's idle facility in Syracuse, New York, and a $1.5 million charge for expenses associated with an unconsummated acquisition. Excluding the impact of these non-recurring items, the majority of the remaining decline in other income is due to lower foreign currency transaction gains generated from U.S. dollar denominated cash and receivable balances of foreign subsidiaries in 2001, compared to 2000.

Income

Income before income taxes increased $4.8 million (16%) to $34.7 million in 2001 from $29.9 million in 2000. This improvement was due to increased leverage of the Pump Products segment's fixed and semi-fixed costs on higher revenue volume, the non-recurring items included in other income mentioned above, acquisitions and improved operational performance at the well stimulation and water jetting production facilities. These increases were partially offset by a decline in the Compressed Air Products segment's operating earnings.

The provision for income taxes increased by $1.4 million to $12.7 million in 2001, compared to $11.2 million in 2000, as a result of higher income before taxes, partially offset by a lower overall effective tax rate. The Company's effective tax rate was 36.5% in 2001 compared to 37.5% in 2000. The lower effective tax rate in 2001 was primarily due to a higher proportion of income in countries with lower statutory income tax rates, increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.

Net income increased $3.3 million (18%) to $22.0 million ($1.40 diluted earnings per share) in 2001, compared to $18.7 million ($1.21 diluted earnings per share) in 2000. In 2001, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share), compared with $0.4 million ($0.03 diluted earnings per share) in 2000. Excluding the after-tax benefit of LIFO income, net income increased primarily due to the factors that resulted in the increased income before taxes noted above. Net income from acquisitions completed since June 2000 was approximately $0.8 million ($0.05 diluted earnings per share) in 2001.

Outlook

Demand for petroleum pump products is primarily related to market expectations for oil and natural gas prices. Orders for pump products were $117.4 million in 2001, an increase of $39.2 million (50%), compared to $78.2 million in 2000. Order backlog for the Pump Products segment was $20.5 million at December 31, 2001, compared to $14.5 million as of December 31, 2000, representing a 41% increase. The increase in orders can primarily be attributed to the continued high level of oil and natural gas prices in late 2000 through the first half of 2001. However, recent order and backlog trends indicate a slowdown in this segment as oil and natural gas prices have fallen off their highs of late 2000. Future increases in demand for these products will likely be dependent upon oil and natural gas prices, which the Company cannot predict.

In 2001, orders for compressed air products, including $25.8 million from acquisitions, were $296.0 million, compared to $301.7 million in 2000. Order backlog for the Compressed Air Products segment, including $22.5 million from acquisitions, was $58.7 million as of December 31, 2001, compared to $45.7 million as of December 31, 2000. Excluding acquisitions, the decreases in order activity in this segment are primarily the result of a slowing U.S. economy and unfavorable foreign currency rates, partially offset by growth in European markets.

Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. These indicators have been relatively weak in both 2001 and 2000. Over longer time periods, demand also follows economic growth patterns indicated by the rates of change in the Gross Domestic Product, which has also slowed in the second half of 2001 and early 2002. As a result, orders for compressed air products are anticipated to remain flat or grow only modestly through at least the first half of 2002.

The Company anticipates that the financial benefits of completing acquisition integration projects will enhance profitability in 2002. Based upon the current economic environment and activity levels in both reporting segments, the Company anticipates that diluted earnings per share will be approximately $1.40 to $1.60 in 2002. This projection includes the favorable impact related to the cessation of goodwill amortization, as prescribed in SFAS 142, "Goodwill and Other Intangible Assets," which should add approximately $0.24 to diluted earnings per share in 2002. When comparing the estimate for 2002 to 2001, it is important to note that earnings for 2001 were favorably impacted by other income items aggregating approximately $0.10 per share that are not expected to recur in 2002. Expenses for pension and other postretirement benefits are also expected to negatively impact diluted EPS in 2002 by nearly $0.10 per share compared to 2001, due to lower investment performance, lower interest rates and higher retiree medical costs.

16    2001 Gardner Denver Annual Report


management's discussion and analysis
------------------------------------------------------------------------------

Year ended December 31, 2000, compared with year ended December 31, 1999

Revenues

Revenues increased $52.3 million (16%) to $379.4 million in 2000, compared to $327.1 million in 1999. Excluding incremental revenue from acquisitions completed since March 1999, which added $27.9 million in 2000, revenues increased $24.4 million (7%) as compared to 1999.

Revenues in the Compressed Air Products segment, including $21.7 million from acquisitions, increased $17.6 million (6%) to $306.7 million in 2000, compared to $289.1 million in 1999. Excluding incremental revenue from acquisitions and the negative impact of unfavorable foreign currency exchange rates (3%), compressed air product revenues increased $3.7 million (1%) from 1999, due to increased sales of rotary screw and lower horsepower reciprocating compressors.

The significant increase in the price of oil and natural gas in 1999 and 2000 caused an increase in demand for well servicing pumps and drilling pumps in 2000. As a result, revenues in the Pump Products segment increased $34.7 million (91%) to $72.7 million in 2000, compared to $38.0 million in 1999. Incremental revenue from acquisitions also accounted for $6.2 million (18%) of the increase.

Costs and Expenses

Gross margin in 2000 increased $10.6 million (11%) to $111.1 million, from $100.5 million in 1999. This increase resulted primarily from the higher revenue volume, offset partially by a decrease in the gross margin as a percentage of revenues. Gross margin percentage decreased to 29.3% in 2000 from 30.7% in 1999, principally attributable to an unfavorable sales mix (including a lower proportion of aftermarket products in both segments), increased manufacturing overhead spending and increased manufacturing variances on well servicing pumps and water jetting related products. In 2000, gross margin was enhanced
$0.7 million as a result of the liquidation of LIFO inventory layers, compared to $0.4 million in 1999.

Depreciation and amortization increased 12% to $15.9 million in 2000, compared to $14.2 million in 1999. The increase in depreciation and amortization expense was due to goodwill amortization associated with acquisitions and ongoing depreciation from capital programs to reduce costs, improve efficiency and expand capacity. Depreciation and amortization expense decreased as a percentage of revenues to 4.2% in 2000 from 4.4% in 1999, due to higher revenues.

Selling and administrative expenses increased in 2000 by 13% to $59.8 million from $53.1 million for 1999. Excluding the impact of acquisitions, selling and administrative expenses increased $2.4 million (5%) from 1999 due to expenses stemming from the higher revenue volume such as commissions, payroll and customer service initiatives. As a percentage of revenues, selling and administrative expenses decreased to 15.8% in 2000 from 16.2% in 1999, due to higher revenues.

Compressed Air Products' operating earnings were $30.9 million in both 2000 and 1999. Operating earnings were flat despite the increase in revenues due to an unfavorable sales mix, increased manufacturing overhead spending and increased commissions, payroll and customer service initiatives, as noted above. As a percentage of revenues, operating earnings declined to 10.1% in 2000, compared to 10.7% in 1999. This decrease was attributable to the factors noted above and the effect of operations acquired during the period that generated lower operating earnings (after amortization of goodwill associated with the acquisitions) as a percentage of revenues, than the Company's previously existing operations.

Operating earnings for the Pump Products segment increased $2.1 million to $4.5 million in 2000, an 89% increase from $2.4 million in 1999, due to higher revenues. As a percentage of revenues, operating earnings for this segment declined slightly to 6.1% in 2000, compared to 6.2% in 1999. The positive impact from leveraging the segment's fixed and semi-fixed costs over a higher revenue base was offset by an unfavorable sales mix (including an increased proportion of well servicing and stimulation pumps as opposed to higher margin replacement parts) and increased manufacturing variances on well servicing pumps and water jetting related products.

Interest expense increased $1.7 million (29%) to $7.7 million for 2000, compared to $5.9 million in 1999 due primarily to higher average debt outstanding in 2000, combined with higher average interest rates. The average interest rate for 2000 was 6.3%, compared to 5.9% for 1999. See
Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2000, other income, net includes $1.0 million as a result of litigation settlement proceeds received in the fourth quarter, a $0.7 million gain from the first quarter sale of the Company's idle facility in Syracuse, New York, and a fourth quarter $1.5 million charge to write-off expenses associated with an unconsummated acquisition. The increase in other income, net from 1999 to 2000 is principally the result of these three items.

Income

Income before income taxes increased $0.7 million (3%) to $29.9 million in 2000 from $29.2 million in 1999. This increase was primarily the result of higher revenues partially offset by the lower gross margin percentage and increased selling and administrative expenses in 2000, as discussed above.

The provision for income taxes increased by $0.1 million to $11.2 million in 2000, compared to $11.1 million in 1999, as a result of the higher income before taxes, partially offset by a lower overall effective tax rate. The Company's effective tax rate was 37.5% in 2000, compared to 38.1% in 1999. The lower effective tax rate in 2000 was primarily due to increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.

Net income increased $0.6 million (4%) to $18.7 million ($1.21 diluted earnings per share) in 2000, compared to $18.0 million ($1.18 diluted earnings per share) in 1999. In 2000, net income included $0.4 million in after-tax LIFO income ($0.03 diluted earnings per share), compared with $0.3 million ($0.02 diluted earnings per share) in 1999. Excluding the after-tax benefit of LIFO income, net income increased primarily due to the factors that resulted in the increased income before taxes noted above. Acquisitions completed since the beginning of 1999 were slightly accretive to the Company's net income in 2000.

                                       2001 Gardner Denver Annual Report    17


------------------------------------------------------------------------------

Liquidity and Capital Resources

Operating Working Capital

During 2001, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased
$6.1 million. Excluding acquisitions and the impact of changes in foreign currency exchange rates, operating working capital declined
$3.0 million due to decreases in receivables and inventory, partially offset by a decrease in accounts payable and accrued liabilities. These changes in receivables, inventory and accounts payable and accrued liabilities were a direct result of the decreased sales volume in the fourth quarter of 2001 (excluding acquisitions) in the Compressed Air Products segment, partially offset by the increased sales volume in the Pump Products segment in the fourth quarter of 2001.

Cash Flows

During 2001, the Company generated cash flows from operations totaling $44.9 million, an increase of $13.8 million (44%) compared to 2000. This increase was primarily the result of a more favorable change in operating working capital and higher net income in 2001. During 2001, the Company had net borrowings of $48.8 million under its credit facilities. These funds, along with cash generated from operating activities, were used to fund acquisitions valued at $82.9 million (net of cash) and capital projects. The cash flows provided by operating and financing activities and used for investing activities, combined with the effect of changes in foreign currency exchange rates, resulted in a net cash decrease of $0.3 million during 2001.

Capital Expenditures and Commitments

Capital projects designed to reduce costs and increase production capacity, operating efficiency and product quality resulted in expenditures of $11.5 million in 2001, compared to $13.5 million in 2000. This decrease was primarily due to the timing of capital projects. Commitments for capital expenditures at December 31, 2001 totaled
$3.5 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet alternative minimum tax obligations which arise from the exercise of incentive stock options. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2001, no shares were repurchased under these repurchase programs. As of December 31, 2001, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2001, the Company also acquired 49,570 shares of its common stock, valued at $1.1 million, which were tendered for the exercise of stock options.

Liquidity

The Company has a Revolving Line of Credit Agreement with an aggregate $125 million borrowing capacity (the "Credit Line") and an Unsecured Senior Note Agreement. Effective September 10, 2001, these agreements were amended to allow for the Interim Credit Agreement discussed below. On December 31, 2001, the Credit Line had an outstanding balance of $84.0 million, leaving $41.0 million available for future use or to issue as letters of credit. The Credit Line requires no principal payments during the term of the agreement, which expires in January 2003.

On September 10, 2001, the Company borrowed $50.0 million under an Interim Credit Agreement, most of which was used to complete the Hoffman acquisition. The Interim Credit Agreement expires in March 2002.

On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150 million and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. The amended and restated agreement also provided for an additional $50.0 million Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under the Interim Credit Agreement. The five-year term loan requires principal payments of $2.5 million in years one and two, and $15.0 million in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line. The long-term classification and maturities of the Credit Line and the Interim Credit Agreement reflect the completion of this refinancing.

The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

Management currently expects the Company's cash flows in 2002 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

Market Risk

The Company is exposed to market risk related to changes in interest rates as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. Dollar across relevant foreign currencies, principally the Euro and Pound Sterling, the potential losses in future earnings, fair value and cash flows are not material to the Company.

18    2001 Gardner Denver Annual Report


management's discussion and analysis
-------------------------------------------------------------------------------


New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This statement applies to all business combinations completed after June 30, 2001. The adoption of SFAS 141 did not have a significant impact on the Company's financial statements.

SFAS 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 is effective for fiscal periods beginning after December 15, 2001. As a result of this new standard, the Company continued to amortize goodwill which existed prior to June 30, 2001, through December 31, 2001, at which time amortization ceased. The Company did not record any amortization expense related to the goodwill recognized in the Belliss & Morcom and Hoffman acquisitions. During the first half of 2002, the Company will perform the first of the required impairment tests of goodwill. Management is currently reviewing the new standard and evaluating the impact on its future consolidated financial statements and accounting policies and practices. Amortization of goodwill for 2001 totaled $4.4 million.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October 2001 issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These standards will be adopted by the Company on January 1, 2003 and January 1, 2002, respectively. Management believes that the adoption of SFAS No. 143 and SFAS No. 144 will not have a material impact on its future consolidated financial statements.

Critical Accounting Policies

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that the most critical accounting policies applied in preparation of the Company's financial statements relate to inventories, warranties, pensions and other postretirement benefits. Management also believes that the amounts recorded in the accompanying financial statements related to these areas are based on their best estimates and judgments, although actual outcomes could differ from these estimates.

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report to Stockholders, other than historical facts, are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements made in the Chairman's Letter, the remainder of the narrative/non-financial portions of this Annual Report and in Management's Discussion and Analysis, particularly under the caption "Outlook." As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Gardner Denver's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements. The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: the ability to identify, negotiate and complete future acquisitions; the speed with which the Company is able to integrate its recent acquisitions and realize the related financial benefit; the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products; pricing of Gardner Denver products; the degree to which the Company is able to penetrate niche markets; the ability to maintain and to enter into key purchasing and supply relationships; the ability to attract and retain quality management personnel; and the continued successful implementation of cost reduction efforts.

                                      2001 Gardner Denver Annual Report    19


report of management
-----------------------------------------------------------------------------


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

The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for monitoring the Company's accounting and reporting practices. The Committee meets with management periodically to review its activities and ensure that it is properly discharging its responsibilities. The Committee also meets periodically with the independent public accountants, who have free access to the Committee and the Board of Directors, to discuss internal accounting control and auditing, financial reporting and tax matters.

The independent public accountants are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.

/s/ Ross J. Centanni                      /s/ Philip R. Roth

Ross J. Centanni                          Philip R. Roth
Chairman, President and                   Vice President, Finance and
Chief Executive Officer                   Chief Financial Officer


report of independent public accountants
-----------------------------------------------------------------------------


To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

St. Louis, Missouri
February 6, 2002
(except with respect to the matter discussed in Note 9, as to which the date is March 6, 2002)

20    2001 Gardner Denver Annual Report


consolidated statements of operations
-----------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

                                                            Year ended December 31,
                                                    --------------------------------------
                                                        2001           2000           1999
------------------------------------------------------------------------------------------
Revenues                                            $419,770        379,358        327,067
Costs and Expenses:
      Cost of sales (excluding depreciation
         and amortization)                           294,249        268,290        226,550
      Depreciation and amortization                   17,567         15,881         14,222
      Selling and administrative expenses             69,678         59,784         53,080
      Interest expense                                 6,796          7,669          5,934
      Other income, net                               (3,203)        (2,160)        (1,876)
------------------------------------------------------------------------------------------
                                                     385,087        349,464        297,910
------------------------------------------------------------------------------------------

Income before income taxes                            34,683         29,894         29,157
Provision for income taxes                            12,659         11,210         11,109
------------------------------------------------------------------------------------------

Net income                                          $ 22,024         18,684         18,048
==========================================================================================

Basic earnings per share                            $   1.42           1.22           1.20
==========================================================================================

Diluted earnings per share                          $   1.40           1.21           1.18
==========================================================================================

The accompanying notes are an integral part of these statements.

                                       2001 Gardner Denver Annual Report    21


consolidated balance sheets
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

                                                                     December 31,
                                                               ------------------------
                                                                    2001           2000
---------------------------------------------------------------------------------------
ASSETS
Current assets:
      Cash and equivalents                                      $ 29,980         30,239
      Receivables (net of allowances of $5,229 in 2001
         and $5,169 in 2000)                                      85,538         79,448
      Inventories, net                                            76,650         61,942
      Deferred income taxes                                        4,956          4,887
      Other current assets                                         4,011          3,400
---------------------------------------------------------------------------------------
            Total current assets                                 201,135        179,916
---------------------------------------------------------------------------------------

Property, plant and equipment, net                                74,097         67,104
Intangibles, net                                                 208,837        151,579
Deferred income taxes                                              2,093          2,855
Other assets                                                       2,526          2,427
---------------------------------------------------------------------------------------
            Total assets                                        $488,688        403,881
=======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Short-term borrowings and current maturities
         of long-term debt                                      $  7,375          5,781
      Accounts payable and accrued liabilities                    77,202         62,462
---------------------------------------------------------------------------------------
            Total current liabilities                             84,577         68,243
---------------------------------------------------------------------------------------

Long-term debt, less current maturities                          160,230        115,808
Postretirement benefits other than pensions                       36,890         39,496
Other liabilities                                                  8,263          9,186
---------------------------------------------------------------------------------------
            Total liabilities                                    289,960        232,733
---------------------------------------------------------------------------------------

Stockholders' equity:
      Common stock, $0.01 par value; 50,000,000 shares
         authorized; 15,690,607 and 15,371,491 shares
         outstanding in 2001 and 2000, respectively                  174            170
      Capital in excess of par value                             166,262        160,343
      Treasury stock at cost, 1,707,611 and
         1,658,041 shares in 2001 and 2000, respectively         (25,602)       (24,508)
      Retained earnings                                           62,062         40,038
      Accumulated other comprehensive loss                        (4,168)        (4,895)
---------------------------------------------------------------------------------------
            Total stockholders' equity                           198,728        171,148
---------------------------------------------------------------------------------------
                  Total liabilities and stockholders' equity    $488,688        403,881
=======================================================================================

The accompanying notes are an integral part of these statements.

22    2001 Gardner Denver Annual Report


consolidated statements of stockholders' equity
------------------------------------------------------------------------------
(dollars in thousands)

                                                                                            Accumulated
                                                      Capital In                                  Other         Total
                                              Common   Excess of    Treasury    Retained  Comprehensive Stockholders' Comprehensive
                                               Stock   Par Value       Stock    Earnings           Loss        Equity        Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 1999                         $163     153,656     (12,259)      3,306         (2,180)      142,686
=====================================================================================================================

Stock issued for benefit plans and options         4       3,711                                                3,715
Treasury stock                                                       (11,282)                                 (11,282)
Net income                                                                        18,048                       18,048        18,048
Foreign currency translation adjustments                                                           (558)         (558)         (558)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             17,490
                                                                                                                             ======
Balance December 31, 1999                       $167     157,367     (23,541)     21,354         (2,738)      152,609
=====================================================================================================================

Stock issued for benefit plans and options         3       2,976                                                2,979
Treasury stock                                                          (967)                                    (967)
Net income                                                                        18,684                       18,684        18,684
Foreign currency translation adjustments                                                         (2,157)       (2,157)       (2,157)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             16,527
                                                                                                                             ======
Balance December 31, 2000                       $170     160,343     (24,508)     40,038         (4,895)      171,148
=====================================================================================================================

Stock issued for benefit plans and options         4       5,919                                                5,923
Treasury stock                                                        (1,094)                                  (1,094)
Net income                                                                        22,024                       22,024        22,024
Foreign currency translation adjustments                                                            727           727           727
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             22,751
                                                                                                                             ======
Balance December 31, 2001                       $174     166,262     (25,602)     62,062         (4,168)      198,728
=====================================================================================================================

The accompanying notes are an integral part of these statements.

                                       2001 Gardner Denver Annual Report    23


consolidated statements of cash flows
------------------------------------------------------------------------------
(dollars in thousands)

                                                                           Year ended December 31,
                                                                      --------------------------------
                                                                          2001        2000        1999
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                                      $ 22,024      18,684      18,048
      Adjustments to reconcile net income to net cash
         provided by operating activities:
            Depreciation and amortization                               17,567      15,881      14,222
            Net loss/(gain) on asset dispositions                           46        (917)          -
            LIFO liquidation income                                       (502)       (683)       (407)
            Stock issued for employee benefit plans                      2,471       2,071       2,261
            Deferred income taxes                                          615       1,772       6,157
            Changes in assets and liabilities:
                  Receivables                                            6,105      (5,987)      1,437
                  Inventories                                            1,200       1,627      (1,977)
                  Accounts payable and accrued liabilities              (4,294)      3,164      (8,330)
                  Other assets and liabilities, net                       (339)     (4,484)     (4,792)
------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities       44,893      31,128      26,619
------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
      Business acquisitions, net of cash acquired                      (82,907)    (20,323)    (41,003)
      Capital expenditures                                             (11,524)    (13,549)    (11,941)
      Disposals of property, plant and equipment                            97       1,125         728
      Foreign currency hedging transactions                                (31)      3,416       1,749
------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities          (94,365)    (29,331)    (50,467)
------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
      Principal payments on long-term debt                             (90,151)    (59,342)    (24,554)
      Proceeds from long-term borrowings                               139,000      61,528      62,103
      Purchase of treasury stock                                        (1,094)       (967)    (11,282)
      Proceeds from stock options                                        3,452         908       1,454
      Other                                                             (1,161)       (492)          -
------------------------------------------------------------------------------------------------------
                        Net cash provided by financing activities       50,046       1,635      27,721
------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                   (833)       (510)     (1,030)
------------------------------------------------------------------------------------------------------

(Decrease)/increase in cash and equivalents                               (259)      2,922       2,843
Cash and equivalents, beginning of year                                 30,239      27,317      24,474
------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                     $ 29,980      30,239      27,317
======================================================================================================

The accompanying notes are an integral part of these statements.

24    2001 Gardner Denver Annual Report


notes to consolidated financial statements
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

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

Revenue Recognition

The Company recognizes revenues when goods are shipped to the customer. The Company has recorded outbound freight billed to customers as revenues and outbound freight expenses in cost of sales.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2001, approximately two-thirds of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

Intangibles

Intangibles consist primarily of goodwill related to the various acquisitions completed by the Company. Goodwill for acquisitions prior to June 30, 2001 has been amortized on a straight-line basis over the period estimated to be benefited. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company has not amortized goodwill related to its acquisitions completed after June 30, 2001. The Company reviews long-lived assets, including goodwill and other intangibles, for impairment whenever conditions indicate that carrying value of the assets may not be fully recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair market value.

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

Research and Development

Costs for research and development are expensed as incurred and were $2,476, $3,045 and $2,754 for the years ended December 31, 2001, 2000 and 1999, respectively.

Financial Instruments

Included in the 2000 consolidated statement of cash flows are the proceeds received upon settlement of a foreign currency hedging transaction. This foreign currency forward contract, denominated in Finnish Markka, was used to hedge the foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Gardner Denver Oy. The contract was marked to market and both unrealized and realized gains were included as a component of accumulated other comprehensive loss in stockholders' equity in 2000. There were no off-balance sheet derivative financial instruments as of December 31, 2001 or 2000.

Comprehensive Income

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary.

------------------------------------------------------------------------------

Note 2:  Acquisitions

During 2001, the Company's Compressed Air Products segment completed two acquisitions. Effective September 10, 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems ("Hoffman"). Hoffman, headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. Effective September 1, 2001, the Company also acquired certain assets and stock of the Hamworthy Belliss &

                                       2001 Gardner Denver Annual Report    25


------------------------------------------------------------------------------

Morcom compressor business ("Belliss & Morcom"). Belliss & Morcom is headquartered in Gloucester, England and manufactures and distributes lubricated and oil-free reciprocating air compressors for a variety of applications. The aggregate purchase price, net of cash acquired, was approximately $83 million for these acquisitions. There are no additional contingent payments or commitments related to these acquisitions. The purchase price of each acquisition has been allocated primarily to receivables ($13,698); inventory ($15,765); property, plant and equipment ($7,509); intangible assets ($63,620); and accounts payable and accrued liabilities ($19,518), based on their estimated fair values at the date of acquisition.

The following table summarizes the preliminary intangible asset values assigned for the Hoffman and Belliss & Morcom acquisitions:

                                               December 31, 2001
                                        --------------------------------
                                        Gross Carrying       Accumulated
                                                Amount      Amortization
------------------------------------------------------------------------
Amortized intangible assets:
      Customer lists and relationships         $ 5,000             $(111)
      Other                                        625              (142)
Unamortized intangible assets:
      Goodwill                                 $42,000
      Trademarks                                11,850
      Other                                      4,145
========================================================================

Substantially all of the goodwill recorded as a result of these acquisitions is anticipated to be deductible for tax purposes.

The following table summarizes supplemental pro forma information as if the Hoffman and Belliss & Morcom acquisitions had been completed on January 1, 2000:

                                              Year ended December 31,
                                                    (Unaudited)
                                              -----------------------
                                                  2001           2000
---------------------------------------------------------------------
Revenues                                      $481,285        477,923
Net income                                      23,618         22,878
Diluted earnings per share                    $   1.50           1.48
=====================================================================

The unaudited pro forma information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date or which may be attained in the future.

During 2000, the Company completed three acquisitions. Effective July 1, 2000, the Company acquired 100% of the issued and outstanding stock of CRS Power Flow, Inc. ("CRS"). On April 5, 2000, the Company acquired 100% of the issued and outstanding stock of Jetting Systems & Accessories, Inc. ("JSA"). CRS and JSA are both located in Houston, Texas. On January 1, 2000, the Company acquired substantially all of the assets and assumed certain agreed upon liabilities of Invincible Airflow Systems, Co., located in Baltic, Ohio. The aggregate purchase price of these acquisitions was approximately $20 million. The purchase price of each acquisition has been allocated primarily to receivables, inventory and property, plant and equipment, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $15 million.

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

All acquisitions have been accounted for by the purchase method and, accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date. The purchase price allocations for Hoffman and Belliss & Morcom, used in preparation of the December 31, 2001 consolidated financial statements, are preliminary and subject to adjustment in 2002, when the valuation of certain intangible assets are finalized.

As a result of the relative stability of the product technology, markets and customers associated with the acquisitions completed prior to June 30, 2001, the cost in excess of net assets acquired was being amortized over 40 years, using the straight-line method. The cost in excess of net assets acquired related to acquisitions completed since June 30, 2001, has not been amortized.

26    2001 Gardner Denver Annual Report


notes to consolidated financial statements
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Note 3:  Inventories

                                                                     December 31,
                                                           -------------------------------
                                                             2001                    2000
------------------------------------------------------------------------------------------
Raw materials, including parts and subassemblies           $33,156                  31,147
Work-in-process                                             15,908                   9,334
Finished goods                                              30,942                  24,987
Perishable tooling and supplies                              2,328                   2,443
------------------------------------------------------------------------------------------
                                                            82,334                  67,911
Excess of FIFO costs over LIFO costs                        (5,684)                 (5,969)
------------------------------------------------------------------------------------------
      Inventories, net                                     $76,650                  61,942
==========================================================================================

During 2001, 2000 and 1999, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2001, 2000 and 1999 by $319, $427 and $252, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 1999 through 2001, the LIFO liquidation income was recorded in the fourth quarter.

Note 4:  Property, Plant and Equipment and Intangibles

                                                                   December 31,
                                                         ---------------------------------
                                                              2001                    2000
------------------------------------------------------------------------------------------
Property, plant and equipment:
      Land and land improvements                         $   6,871                   5,608
      Buildings                                             40,424                  38,521
      Machinery and equipment                              102,193                  90,986
      Tooling, dies, patterns, etc.                         10,640                  10,570
      Office furniture and equipment                        10,977                   9,506
      Other                                                  5,323                   4,695
      Construction in progress                               4,199                   5,035
------------------------------------------------------------------------------------------
                                                           180,627                 164,921
      Accumulated depreciation                            (106,530)                (97,817)
------------------------------------------------------------------------------------------
            Property, plant and equipment, net           $  74,097                  67,104
==========================================================================================

Intangibles
      Goodwill                                           $ 215,969                 175,004
      Other                                                 33,654                  11,170
      Accumulated amortization                             (40,786)                (34,595)
------------------------------------------------------------------------------------------
            Intangibles, net                             $ 208,837                 151,579
==========================================================================================


------------------------------------------------------------------------------
Note 5:  Accounts Payable and Accrued Liabilities


                                                                     December 31,
                                                           -------------------------------
                                                              2001                    2000
------------------------------------------------------------------------------------------
Accounts payable - trade                                   $36,997                  32,019
Accrued warranty                                             7,578                   5,887
Salaries, wages and related fringe benefits                  6,833                   5,481
Product liability, workers' compensation and
  other insurance                                            4,246                   4,547
Other                                                       21,548                  14,528
------------------------------------------------------------------------------------------
      Total accounts payable and accrued liabilities       $77,202                  62,462
==========================================================================================

                                       2001 Gardner Denver Annual Report    27


------------------------------------------------------------------------------

Note 6:  Pension and Other Postretirement Benefits

The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans, which are generally noncontributory. Annual Company contributions to domestic retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Consistent with the practice in Germany, the retirement plans covering the employees of the Company's Wittig operation in Germany are unfunded and the full amount of the pension benefit obligation is included as an accrued benefit liability on the Consolidated Balance Sheets.

With respect to the 2001 Hoffman acquisition, the accumulated benefit obligation and plan assets related to the defined benefit plans, covering substantially all full-time employees, were transferred to the Company pursuant to the purchase agreement. With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the United Kingdom and are provided retirement benefits under a contributory defined benefit pay and service related plan. Under the Company's purchase agreement, these employees are allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company will establish a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also requires the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. Funding required by the Company related to its employees' temporary participation in the seller's plan subsequent to the acquisition date has been, and is anticipated to be, a de minimus amount.

The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement. Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of
Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

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

Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees do not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as of December 31, 2001 and 2000:

                                                                                Other
                                                    Pension Benefits     Postretirement Benefits
                                                  ----------------------------------------------
                                                     2001        2000           2001        2000
------------------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                           $50,701      48,860       $ 25,963      25,261
Service cost                                        2,072       1,819             23          13
Interest cost                                       3,701       3,671          2,083       1,894
Actuarial loss                                      1,848       1,779          4,167       2,380
Plan amendments                                         -           -              -      (1,100)
Benefit payments                                   (3,957)     (5,206)        (2,355)     (2,485)
Acquisitions                                        3,158           -            490           -
Effect of foreign currency exchange rate changes     (141)       (222)             -           -
------------------------------------------------------------------------------------------------
      Obligation at December 31                   $57,382      50,701       $ 30,371      25,963
================================================================================================
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1            $50,874      56,082
Actual return on plan assets                       (1,425)       (255)
Acquisitions                                        3,386           -
Employer contributions                              1,320         253
Benefit payments                                   (3,957)     (5,206)
------------------------------------------------------------------------------------------------
      Fair value of plan assets at December 31    $50,198      50,874       $      -           -
================================================================================================
FUNDED STATUS
Funded status at December 31                      $(7,184)        173       $(30,371)    (25,963)
Unrecognized transition liability                      22          32              -           -
Unrecognized prior-service cost                      (709)       (795)        (2,555)     (3,861)
Unrecognized loss (gain)                            1,917      (4,471)        (6,842)    (12,040)
------------------------------------------------------------------------------------------------
      Accrued benefit liability at December 31    $(5,954)     (5,061)      $(39,768)    (41,864)
================================================================================================

28   2001 Gardner Denver Annual Report


notes to consolidated financial statements
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2001 and 2000 are as follows:

                                                                               December 31,
                                                                         -----------------------
                                                                            2001            2000
------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                           $55,077           8,521
================================================================================================
Fair value of plan assets                                                $48,770           3,469
================================================================================================

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2001, 2000 and 1999.

                                                      Pension Benefits              Other Postretirement Benefits
                                               -------------------------------     -------------------------------
                                                   Year ended December 31,             Year ended December 31,
                                               -------------------------------------------------------------------
                                                  2001        2000        1999        2001        2000        1999
------------------------------------------------------------------------------------------------------------------
Service cost                                   $ 2,072       1,819       1,721     $    23          13          24
Interest cost                                    3,701       3,671       3,453       2,083       1,894       1,877
Expected return on plan assets                  (4,441)     (4,480)     (4,424)          -           -           -
Amortization of transition liability (asset)        10          10        (206)          -           -           -
Amortization of prior-service cost                 (86)        (85)        167      (1,307)     (1,279)     (1,200)
Amortization of net loss (gain)                      2        (422)          4      (1,030)     (2,023)     (1,673)
------------------------------------------------------------------------------------------------------------------
      Net periodic benefit expense (income)      1,258         513         715     $  (231)     (1,395)       (972)
                                                                                   ===============================
Defined contribution plans                       3,688       3,230       3,471
------------------------------------------------------------------------------
      Total retirement plan expense            $ 4,946       3,743       4,186
==============================================================================

                                                                            Computational Assumptions
                                                                   Pension and Other Postretirement Benefits
                                                              ----------------------------------------------------
                                                                  Net Periodic Expense          Benefit Obligation
                                                              ----------------------------      ------------------
                                                                 Year ended December 31,           December 31,
                                                              ----------------------------------------------------
                                                              2001        2000        1999        2001        2000
------------------------------------------------------------------------------------------------------------------
Discount rate                                                 7.75%       8.25%       6.75%       7.25%       7.75%

                                                                                Pension Benefits
                                                              ----------------------------------------------------
Rate of increase in compensation levels                       5.00%       5.00%       5.00%       5.00%       5.00%
Expected long-term rate of return on assets                   9.00%       9.00%       8.50%          -%          -%
==================================================================================================================

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2002 was 8.5% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2007 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                       One Percentage Point
                                                                      ---------------------
                                                                      Increase     Decrease
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
      net periodic other postretirement benefit cost -
      increase (decrease)                                                  7.3%        (6.5%)
Effect on the postretirement benefit obligation -
      increase (decrease)                                                  7.9%        (7.0%)
===========================================================================================

                                      2001 Gardner Denver Annual Report    29


-----------------------------------------------------------------------------

Note 7: Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 3,500,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2001, the Company has granted options on 2,857,309 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 1999, 2000 and 2001 expire ten years after the date of grant.

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

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 900,000 shares for issuance. In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the 1999 offering was January 2, 2001, at which time employees elected to purchase 118,136 shares at an offering price of $10.74 per share, the fair market price on the offering date.

In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002. As of December 31, 2001, employees had enrolled to purchase 69,642 shares at an offering price of $15.36 per share under the 2000 offering.

In November 2001, the Stock Purchase Plan was again offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering is January 2, 2003. As of December 31, 2001, employees had enrolled to purchase 74,453 shares under the 2001 offering.

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

                                                               Year ended December 31,
                                                           -------------------------------
                                                              2001        2000        1999
------------------------------------------------------------------------------------------
Net income                       As reported               $22,024      18,684      18,048
                                 Pro forma                  20,731      17,393      17,043

Basic earnings per share         As reported               $  1.42        1.22        1.20
                                 Pro forma                    1.33        1.14        1.13

Diluted earnings per share       As reported               $  1.40        1.21        1.18
                                 Pro forma                    1.31        1.12        1.11
==========================================================================================

A summary of the status of the Company's Incentive Plan at December 31, 2001, 2000 and 1999, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                                       2001                    2000                   1999
------------------------------------------------------------------------------------------------------------------
                                                         WTD. AVG.               Wtd. Avg.               Wtd. Avg.
                                                          EXERCISE                Exercise                Exercise
                                                SHARES       PRICE      Shares       Price      Shares       Price
                                                ------------------------------------------------------------------
Options outstanding, beginning of year           1,071      $16.60       1,072      $13.99       1,077      $12.36
Granted                                            204       19.78         275       17.42         223       13.00
Exercised                                         (145)      15.08        (225)       4.03        (219)       4.76
Forfeited                                          (24)      23.75         (51)      20.72          (9)      19.36
                                                 -----                   -----                   -----
      Options outstanding, end of year           1,106       17.26       1,071       16.60       1,072       13.99
                                                 =====                   =====                   =====
Options exercisable, end of year                   690       16.93         621       16.09         647       11.11
==================================================================================================================

30   2001 Gardner Denver Annual Report


notes to consolidated financial statements
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2001 (underlying shares in thousands):

                                                              Options Outstanding            Options Exercisable
                                                       -----------------------------------------------------------
                                                                     Wtd. Avg.
                                                            Number   Remaining   Wtd. Avg.      Number   Wtd. Avg.
Range of                                               Outstanding Contractual    Exercise Exercisable    Exercise
Exercise Prices                                        at 12/31/01        Life       Price at 12/31/01       Price
------------------------------------------------------------------------------------------------------------------
$ 5.00 - 10.00                                                 206   4.4 years      $ 8.74         206      $ 8.74
 10.01 - 15.00                                                 192   7.4             12.74         117       12.65
 15.01 - 20.00                                                 460   7.6             18.27         136       17.09
 20.01 - 30.00                                                 248   5.4             25.96         231       26.33
==================================================================================================================

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 3.9%, 6.5% and 5.4%; expected volatility of 36%, 38% and 38%; and expected lives of 3.5, 3.3 and 2.9 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2001, 2000 and 1999 were $6.67, $6.34 and $4.07, respectively.

------------------------------------------------------------------------------

Note 8:  Stockholders' Equity and Earnings Per Share

At December 31, 2001 and 2000, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2001 and 2000, were 15,690,607 and 15,371,491, respectively. No shares of preferred stock were issued or outstanding at December 31, 2001 or 2000. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholders' Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share:

                                                                        Year ended December 31,
                                ---------------------------------------------------------------------------------------------------
                                            2001                                 2000                               1999
-----------------------------------------------------------------------------------------------------------------------------------
                                    NET    WTD. AVG.   AMT. PER       Net     Wtd. Avg.   Amt. Per       Net    Wtd. Avg.  Amt. Per
                                 INCOME       SHARES      SHARE    Income        Shares      Share    Income       Shares     Share
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Income available to
      common stockholders       $22,024   15,552,543      $1.42   $18,684    15,300,222      $1.22   $18,048   15,018,219     $1.20
                                                          =====                              =====                            =====

DILUTED EARNINGS PER SHARE:
Effect of dilutive securities:
Stock options granted
      and outstanding                 -      230,582                    -       189,188                    -      340,057
-----------------------------------------------------------------------------------------------------------------------------------
Income available to
      common stockholders
      and assumed conversions   $22,024   15,783,125      $1.40   $18,684    15,489,410      $1.21   $18,048   15,358,276     $1.18
===================================================================================================================================

                                       2001 Gardner Denver Annual Report    31


------------------------------------------------------------------------------

Note 9: Long-term Debt and Other Borrowing Arrangements

                                                                    December 31,
                                                          --------------------------------
                                                              2001                    2000
------------------------------------------------------------------------------------------
Credit Line, due 2003(1)                                  $ 84,000                  81,082
Interim Credit Agreement, due 2002(2)                       50,000                       -
Unsecured Senior Note, due 2006(3)                          25,000                  30,000
Variable Rate Industrial Revenue Bonds, due 2018(4)          8,000                   9,500
Other                                                          605                   1,007
------------------------------------------------------------------------------------------
Long-term debt, including current maturities               167,605                 121,589
Current maturities of long-term debt                         7,375                   5,781
------------------------------------------------------------------------------------------
Long-term debt, less current maturities                   $160,230                 115,808
==========================================================================================

(1) The facility was effective January 20, 1998. The loans under the facility may be denominated in U.S. Dollars or several foreign currencies. At December 31, 2001, the outstanding balance consisted of one U.S. Dollar loan of $84,000. Loans of DEM 20,000 and EUR 27,000, which were outstanding at December 31, 2000, were repaid as of July 13 and July 27, 2001, respectively. The interest rates under the facility vary and are based on prime, federal funds and/or LIBOR for the applicable currency, and the Company's debt to adjusted income ratio. As of December 31, 2001, the rate for the U.S. Dollar loan was 3.2%, and averaged 4.5% and 5.4% for the U.S. Dollar loan and the foreign denominated loans, respectively, for the year ended December 31, 2001.

(2) On September 10, 2001, the Company entered into an Interim Credit Agreement due upon maturity in March 2002. The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2001, this rate was 4.1% and averaged 4.5% for the year ended December 31, 2001.

(3)  On September 26, 1996, the Company entered into an Unsecured
     Senior Note Agreement at a fixed interest rate of 7.3%. This debt matures in 2006 and requires equal annual principal payments from 2000 to 2006.

(4) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2001, this rate was 1.7% and averaged 2.9% for the year ended December 31, 2001.

On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement with an aggregate $125,000 borrowing capacity (the "Credit Line") and terminated the previous agreement. On December 31, 2001, the Credit Line had an outstanding balance of $84,000, leaving $41,000 available for future use or to issue as letters of credit. The total debt balance will mature on January 20, 2003. In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments that began in 2000. Both of these borrowing agreements are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by a letter of credit.

On September 10, 2001, the Company borrowed $50,000 under an Interim Credit Agreement, most of which was used to complete the Hoffman acquisition. The Interim Credit Agreement expires in March 2002.

On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. The amended and restated agreement also provided for an additional $50,000 Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under the Interim Credit Agreement. The five-year term loan requires principal payments of $2,500 in years one and two, and $15,000 in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line. The long-term classification and maturities of the Credit Line and the Interim Credit Agreement reflect the completion of this refinancing.

Maturities of long-term debt for the five years subsequent to December 31, 2001 and thereafter, are $7,375, $7,500, $16,875, $104,000,
$20,000 and $11,855, respectively.

Cash paid for interest in 2001, 2000 and 1999 was $6,900, $8,483 and $5,489, respectively.

The rentals for all operating leases were $2,981, $2,453, and $2,437 in 2001, 2000 and 1999, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2001 and thereafter are $3,083, $2,229, $1,671, $476, $379 and $909, respectively.

32    2001 Gardner Denver Annual Report


notes to consolidated financial statements
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)


Note 10:  Income Taxes

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

                                                                           Year ended December 31,
                                                                       -------------------------------
                                                                          2001        2000        1999
------------------------------------------------------------------------------------------------------
Income taxes
      Current:
           U.S. federal                                                $ 9,708       7,130       5,298
           U.S. state and local                                          1,109         815         605
           Non-U.S.                                                      1,149       1,192         404
------------------------------------------------------------------------------------------------------
                Current                                                 11,966       9,137       6,307
------------------------------------------------------------------------------------------------------
      Deferred:
           U.S. federal                                                    622       1,860       4,309
           U.S. state and local                                             71         213         493
------------------------------------------------------------------------------------------------------
                Deferred                                                   693       2,073       4,802
------------------------------------------------------------------------------------------------------
                     Provision for income taxes                        $12,659      11,210      11,109
======================================================================================================

The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

                                                                            Year ended December 31,
                                                                          ----------------------------
                                                                          2001        2000        1999
------------------------------------------------------------------------------------------------------
U.S. federal income tax rate                                              35.0%       35.0        35.0
      Changes in the tax rate resulting from:
           State and local income taxes                                    3.1         3.4         3.4
           Nondeductible goodwill                                          3.5         4.2         3.5
           Foreign sales corporation benefit                              (2.3)       (3.0)       (2.5)
           Other, net                                                     (2.8)       (2.1)       (1.3)
------------------------------------------------------------------------------------------------------
                Effective income tax rate                                 36.5        37.5        38.1
======================================================================================================

                                                                                 December 31,
                                                                      --------------------------------
                                                                          2001                    2000
------------------------------------------------------------------------------------------------------
Components of deferred tax balances:
      Deferred tax assets:
           Reserves and accruals                                      $ 11,608                  10,748
           Postretirement benefits other than pensions                  15,502                  16,327
           Other                                                         1,824                     955
------------------------------------------------------------------------------------------------------
                Total deferred tax assets                               28,934                  28,030
------------------------------------------------------------------------------------------------------

      Deferred tax liabilities:
           LIFO inventory                                               (3,502)                 (3,569)
           Plant and equipment                                          (5,577)                 (5,933)
           Intangibles                                                  (3,951)                 (2,289)
           Other                                                        (8,855)                 (8,497)
------------------------------------------------------------------------------------------------------
           Total deferred tax liabilities                              (21,885)                (20,288)
------------------------------------------------------------------------------------------------------
                Net deferred tax assets                               $  7,049                   7,742
======================================================================================================

                                       2001 Gardner Denver Annual Report    33


------------------------------------------------------------------------------

For U.S. income tax purposes, the Foreign Sales Corporation (FSC) has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. Consistent with the FSC, the EIE will lower the effective tax rate on income from U.S. export sales.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries because the Company intends to reinvest such earnings indefinitely. The estimated amount of income taxes that would be incurred should such earnings be distributed is not significant due to available foreign tax credits and earnings and profit levels.

Cash paid for income taxes in 2001, 2000 and 1999 were $13,814, $9,189 and $7,234, respectively.

------------------------------------------------------------------------------

Note 11: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

There were no off-balance sheet derivative financial instruments as of December 31, 2001 and 2000.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2001.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

------------------------------------------------------------------------------

Note 12:  Contingencies

The Company has been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company is also a party to various other legal proceedings and administrative actions, which are of an ordinary or routine nature. The Company believes that the costs related to these sites and other litigation will not have a materially adverse effect on its consolidated financial position, results of operations or liquidity.

------------------------------------------------------------------------------

Note 13:  Quarterly Financial Information (Unaudited)

                                                                      2001 QUARTER ENDED
                                                         ---------------------------------------------
                                                         MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,(4)
------------------------------------------------------------------------------------------------------
Revenues                                                  $100,896     104,554     103,426     110,894
Gross margin(1)                                             29,442      31,247      30,882      33,950
Net income(2)                                                4,799       6,444       5,552       5,229
Basic earnings per share                                  $   0.31        0.41        0.36        0.33
Diluted earnings per share                                $   0.31        0.41        0.35        0.33
======================================================================================================

                                                                      2000 Quarter Ended
                                                         ---------------------------------------------
                                                         March 31,(3) June 30,   Sept. 30,    Dec. 31,(4)
------------------------------------------------------------------------------------------------------
Revenues                                                  $ 89,166      94,888      91,614     103,690
Gross margin(1)                                             26,259      28,201      25,568      31,040
Net income                                                   3,951       4,648       4,026       6,059
Basic earnings per share                                  $   0.26        0.30        0.26        0.39
Diluted earnings per share                                $   0.26        0.30        0.26        0.39
======================================================================================================

(1)  Gross margin equals revenues less cost of sales.

(2) Includes gains of $466, $439 and $385 in quarters ended March 31, June 30 and Sept. 30, respectively, for litigation settlement proceeds. Includes $337 gain from interest income on a tax settlement in quarter ended June 30.

(3) Includes a gain of $413 in net income related to the sale of the Company's idle facility in Syracuse, NY.

(4) Includes an increase in net income in 2001 and 2000 of $319 and $427, respectively, related to LIFO inventory liquidations. Net income in 2000 also includes a gain of $605 for litigation settlement proceeds and a charge of $906 for expenses associated with an unconsummated acquisition.

34    2001 Gardner Denver Annual Report


notes to consolidated financial statements
-----------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Note 14:  Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. The Pump Products segment was formerly the Petroleum Products segment. The name was changed in 2001 due to the inclusion of the Company's water jetting operations within this segment (and the Pump Division), which expanded its scope beyond petroleum-related products. The Company's water jetting operations were previously included in the Compressed Air Products segment. Prior period segment information has been restated to conform with the current year presentation.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors; and positive displacement and centrifugal blowers. The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations.

The Pump Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling, and industrial cleaning and maintenance.

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

                                                 Revenues                        Operating Earnings           Identifiable Assets
                                     --------------------------------------------------------------------------------------------
                                           Year ended December 31,             Year ended December 31,           December 31,
                                     --------------------------------------------------------------------------------------------
                                         2001        2000        1999        2001        2000        1999        2001        2000
---------------------------------------------------------------------------------------------------------------------------------
Compressed Air Products              $308,028     306,679     289,091     $22,176      30,938      30,858    $368,775     289,674
Pump Products                         111,742      72,679      37,976      16,100       4,465       2,357      82,884      76,226
                                     --------------------------------------------------------------------------------------------
      Total                          $419,770     379,358     327,067      38,276      35,403      33,215     451,659     365,900
                                     ================================
Interest expense                                                           (6,796)     (7,669)     (5,934)
Other income, net                                                           3,203       2,160       1,876
                                                                          -------------------------------
      Income before income taxes                                          $34,683      29,894      29,157
                                                                          ===============================
General corporate                                                                                              37,029      37,981
                                                                                                             --------------------
Total assets                                                                                                 $488,688     403,881
                                                                                                             ====================

                                     2001 Gardner Denver Annual Report    35


----------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                                   -------------------------------
                                                                                      2001        2000        1999
------------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
      Compressed Air Products                                                      $   459         610         369
      Pump Products                                                                     43          73          38
------------------------------------------------------------------------------------------------------------------
         Total                                                                     $   502         683         407
==================================================================================================================

Depreciation and amortization, included in operating earnings above:
      Compressed Air Products                                                      $14,281      13,478      12,286
      Pump Products                                                                  3,286       2,403       1,936
------------------------------------------------------------------------------------------------------------------
         Total                                                                     $17,567      15,881      14,222
==================================================================================================================

Capital expenditures:
      Compressed Air Products                                                      $ 8,856      11,141      10,381
      Pump Products                                                                  2,668       2,408       1,560
------------------------------------------------------------------------------------------------------------------
         Total                                                                     $11,524      13,549      11,941
==================================================================================================================


                                                                                      Year ended December 31,
                                                                                  --------------------------------
                                                                                      2001        2000        1999
------------------------------------------------------------------------------------------------------------------
Revenues outside the United States were
   comprised of sales to unaffiliated companies in:
      Europe                                                                      $ 65,511      53,877      49,647
      Canada                                                                        24,315      21,838      14,300
      Latin America                                                                 18,186      13,214      12,268
      Asia                                                                          14,048      13,745       6,904
      Other                                                                          5,844       4,554      11,252
------------------------------------------------------------------------------------------------------------------
         Total                                                                    $127,904     107,228      94,371
==================================================================================================================


                                                                                      December 31,
                                                                                  --------------------
                                                                                      2001        2000
------------------------------------------------------------------------------------------------------
Net long-lived assets by geographic area are as follows:
      United States                                                               $254,271     197,775
      Europe                                                                        25,909      20,908
      Other                                                                          2,754           -
------------------------------------------------------------------------------------------------------
         Total                                                                    $282,934     218,683
======================================================================================================


36    2001 Gardner Denver Annual Report


stockholder information
-----------------------------------------------------------------------

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

The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock
Exchange, are as follows:

                                                              2001 QUARTER ENDED
                                            ------------------------------------------------------
                                            MARCH 31,       JUNE 30,  SEPTEMBER 30,   DECEMBER 31,
--------------------------------------------------------------------------------------------------
HIGH                                            21.20          20.99          24.00          22.93
LOW                                             17.00          17.65          19.65          20.00
==================================================================================================

                                                              2000 Quarter Ended
                                            ------------------------------------------------------
                                            March 31,       June 30,  September 30,   December 31,
--------------------------------------------------------------------------------------------------
High                                            20.75          19.63          17.94          21.30
Low                                             16.00          16.81          14.25          14.94
==================================================================================================

As of March 1, 2002, there were approximately 8,400 holders of record of Gardner Denver's common stock.

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

Annual Meeting

The 2002 Annual Meeting of Stockholders will be held on May 7 at the Holiday Inn, 201 South Third Street, Quincy, IL, starting at 1:30 p.m.

Corporate Offices

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
E-mail address: mktg@gardnerdenver.com
website address: www.gardnerdenver.com

Internet Access

For access to information on your Gardner Denver investment via the Internet, registered stockholders may contact the Company's transfer agent at (877) 843-9327 for a personal identification number and then visit their website at www.equiserve.com.

                     2001 Gardner Denver Annual Report  37


board of directors and corporate officers
----------------------------------------------------------

BOARD OF DIRECTORS

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

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

Diane K. Schumacher
Senior Vice President, General Counsel and Secretary
Cooper Industries, Inc.

Richard L. Thompson
Group President and Executive Office Member
Caterpillar Inc.

CORPORATE OFFICERS

Ross J. Centanni
Chairman, President and Chief Executive Officer

Michael S. Carney
Vice President and General Manager,
Blower Division

Helen W. Cornell
Vice President, Strategic Planning and Operations Support

Steven M. Krivacek
Vice President, Human Resources

Tracy D. Pagliara
Vice President, General Counsel and Secretary

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

Philip R. Roth
Vice President, Finance and Chief Financial Officer

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Richard C. Steber
Vice President and General Manager,
Pump Division




Gardner Denver, Gardner Denver Water Jetting Systems,
Air Relief, Inc., Air Relief, Allen-Stuart Equipment Co.,
Allen-Stuart, Champion, CRS Power Flow, CRS,
Hamworthy Belliss & Morcom, Belliss & Morcom, Hoffman Air and Filtration Systems, Hoffman, Invincible Air Flow
Systems, Jetting Systems & Accessories, JSA, Lamson,
Tamrotor, TCM, Wittig and their related trademark designs and logotypes are service/trademarks and/or trade names of Gardner Denver, Inc., its subsidiaries or investments.

Bang and Olufsen, Coca-Cola, Chelsea Milling Co.,
General Motors, Electro-Motive Division, IBM, Intel,
Jiffy, Nokia, Pneumatic, Saab, Sprite, Western Container and their related trademarks and logotypes used within this Annual Report are the trade names, service/trademarks and/or logotypes of the respective companies.