Form 10-K, Exhibit 13
period 2002-12-31
GARDNER DENVER INC
filed 2003-03-26
CIK 916459

                                                                  Exhibit 13

---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL HISTORY
---------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

                                                                                       Year ended December 31,
                                                             --------------------------------------------------------------------
                                                                 2002           2001           2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues                                                     $418,158        419,770        379,358        327,067        386,859
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    289,631        294,249        268,290        226,550        256,936
   Depreciation and amortization                               14,139         17,567         15,881         14,222         12,978
   Selling and administrative expenses                         79,400         69,678         59,784         53,080         52,986
   Interest expense                                             6,365          6,796          7,669          5,934          4,849
   Other income, net                                             (204)        (3,203)        (2,160)        (1,876)          (784)
---------------------------------------------------------------------------------------------------------------------------------
                                                              389,331        385,087        349,464        297,910        326,965
---------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                     28,827         34,683         29,894         29,157         59,894
Provision for income taxes                                      9,225         12,659         11,210         11,109         23,089
---------------------------------------------------------------------------------------------------------------------------------

Net income                                                   $ 19,602         22,024         18,684         18,048         36,805
=================================================================================================================================
Basic earnings per share                                     $   1.24           1.42           1.22           1.20           2.29
=================================================================================================================================
Diluted earnings per share                                   $   1.22           1.40           1.21           1.18           2.22
=================================================================================================================================

                                                                                           December 31,
                                                             --------------------------------------------------------------------
                                                                 2002           2001           2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                                 $472,842        488,688        403,881        379,419        342,130
Long-term debt (excluding current maturities)                 112,663        160,230        115,808        114,200         81,058
Other long-term obligations                                    58,935         45,153         48,682         53,001         55,128
Stockholders' equity                                          222,923        198,728        171,148        152,609        142,686
=================================================================================================================================

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and notes thereto.

----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------------------------------------------

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

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; and positive displacement and centrifugal blowers. The primary customers and applications for Gardner Denver's compressed air products are durable and non-durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; automotive service centers; and niche applications such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. Revenues of the Compressed Air Products segment constituted approximately 84% of total revenues in 2002.

In the Pump Products segment, the Company designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. Typical applications for pumps include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Applications for water jetting systems include runway and shiphull cleaning, concrete demolition and metal surface preparation. Revenues of the Pump Products segment constituted approximately 16% of total revenues in 2002.

The Company sells its products through independent distributors, sales representatives and directly to original equipment manufacturers, engineering firms and end users.

In September 2001, the Company acquired Hoffman Air and Filtration Systems ("Hoffman") and Hamworthy, Belliss & Morcom ("Belliss & Morcom"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expanded Gardner Denver's product offering and distribution capabilities and enhanced its position as a leading international supplier of centrifugal products to the air and gas handling industry. During 2002, manufacturing of Hoffman products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia. Belliss & Morcom, headquartered in Gloucester, England, manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as PET bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadened the Company's range of product offerings, strengthened its distribution and service networks and increased its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy.

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

The Hoffman, Belliss & Morcom and Invincible acquisitions are included in the Company's Compressed Air Products segment. The CRS and JSA acquisitions are included in the Company's Pump Products segment.

The acquisitions completed in 2001 and 2000 provided growth opportunities through synergistic product lines and domestic and international market penetration.

----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------------------------------------------

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

                                                                      Year ended December 31,
                                                                -----------------------------------
                                                                 2002           2001           2000
---------------------------------------------------------------------------------------------------
Revenues                                                        100.0%         100.0          100.0
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)       69.2           70.1           70.7
   Depreciation and amortization                                  3.4            4.2            4.2
   Selling and administrative expenses                           19.0           16.6           15.8
   Interest expense                                               1.5            1.6            2.0
   Other income, net                                               --           (0.8)          (0.6)
---------------------------------------------------------------------------------------------------
                                                                 93.1           91.7           92.1
---------------------------------------------------------------------------------------------------

Income before income taxes                                        6.9            8.3            7.9
Provision for income taxes                                        2.2            3.0            3.0
---------------------------------------------------------------------------------------------------
Net income                                                        4.7%           5.3            4.9
===================================================================================================

----------------------------------------------------------------------------

Year ended December 31, 2002, compared with year ended December 31, 2001

Revenues

Revenues declined slightly to $418.2 million in 2002, compared to $419.8 million in 2001. Excluding incremental revenue from acquisitions completed since August 2001, which added $54.1 million to revenues in 2002, revenues decreased $55.7 million as compared to 2001. Revenues outside the United States, as a percentage of total revenues, increased to 37% in 2002, compared to 30% in 2001. This increase is primarily due to the Belliss & Morcom acquisition, which strengthened the Company's presence in Europe and Asia.

Revenues in the Compressed Air Products segment increased $42.0 million in 2002 to $350.0 million, compared to $308.0 million in 2001, due to acquisitions and favorable foreign currency exchange rates. Excluding incremental revenue from acquisitions of $54.1 million and a favorable foreign currency exchange rate impact of $4.5 million, revenues declined $16.6 million (5%) due to softness in the U.S. and European industrial markets, which weakened demand for compressors and blowers.

Revenues in the Pump Products segment declined $43.6 million (39%) to $68.1 million in 2002, compared to $111.7 million in 2001. This decline resulted from depressed demand for petroleum pump products, due to reduced rig counts, which began negatively impacting order rates in the second half of 2001.

Costs and Expenses

Gross margin (defined as revenues less cost of sales) in 2002 increased $3.0 million (2%) to $128.5 million, from $125.5 million in 2001. Gross margin as a percentage of revenues (gross margin percentage) increased to 30.7% in 2002 from 29.9% in 2001, due to an overall favorable sales mix change, the incremental impact of acquisitions, lower warranty expense in the Compressed Air Products segment and ongoing cost reduction projects, including acquisition integration efforts. In 2002, gross margin was enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $0.5 million in 2001.

Depreciation and amortization decreased 20% to $14.1 million in 2002, compared to $17.6 million in 2001. This decrease was due to the adoption of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002, which eliminated goodwill amortization of $4.4 million. This decrease was partially offset by the amortization of intangible assets (other than goodwill) related to the 2001 acquisitions.

Selling and administrative expenses increased in 2002 by 14% to $79.4 million from $69.7 million in 2001 due to acquisitions and unfavorable foreign currency exchange rates. Excluding acquisitions and foreign currency exchange rate effects, selling and administrative expenses decreased approximately 3% in 2002, due to cost reduction efforts, including acquisition integration efforts, which were partially offset by higher fringe benefit costs (medical, pension and other postretirement benefits). As a percentage of revenues, selling and administrative expenses were 19.0% in 2002, compared to 16.6% in 2001. The increase in this ratio was attributable to the decline in revenues excluding acquisitions. Acquisitions also contributed to this increase as they currently have higher selling and administrative expenses as a percentage of revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) increased $7.6 million (34%) to $29.8 million, compared to $22.2 million in 2001. This increase was primarily attributable to the incremental impact of acquisitions, the cessation of goodwill amortization, reduced warranty expense and ongoing cost reduction efforts. These positive factors were partially offset by the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower

----------------------------------------------------------------------------

----------------------------------------------------------------------------

revenue base (excluding acquisitions) and higher fringe benefit costs. As a percentage of revenues, operating earnings increased to 8.5% in 2002, compared to 7.2% (8.4% excluding goodwill amortization) in 2001, as a result of the factors noted above.

Operating earnings for the Pump Products segment decreased $10.9 million to $5.2 million in 2002, a 68% decrease from $16.1 million in 2001, primarily due to the decrease in revenues. As a percentage of revenues, operating earnings for this segment decreased to 7.6% in 2002, compared to 14.4% (15.1% excluding goodwill amortization) in 2001. This decrease was primarily attributable to the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base. The cessation of goodwill amortization partially offset this negative factor.

Interest expense decreased $0.4 million (6%) to $6.4 million for 2002, compared to $6.8 million in 2001, as lower average interest rates were partially offset by higher average borrowings (due to businesses acquired in 2001). The average interest rate for 2002 was 4.4%, compared to 5.4% for 2001. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Excluding the impact of these non-recurring items, the majority of the decline in other income was due to foreign currency transaction losses recorded in 2002, generated from U.S. dollar denominated monetary assets of foreign subsidiaries.

Income

Income before income taxes decreased $5.9 million (17%) to $28.8 million
in 2002 from $34.7 million in 2001.   This decrease was primarily the
result of decreased leverage of fixed costs over a lower revenue base (excluding acquisitions) for both segments and the non-recurring gains included in 2001 other income mentioned above. These factors were partially offset by the cessation of goodwill amortization.

The provision for income taxes decreased by $3.5 million to $9.2 million in 2002 compared to $12.7 million in 2001, as a result of lower income before taxes and a lower overall effective tax rate. The Company's effective tax rate was 32.0% in 2002, compared to 36.5% in 2001. This decrease was primarily attributable to the cessation of non-deductible goodwill amortization. A higher proportion of Extraterritorial Income Exclusion (EIE) benefit from U.S. export sales relative to pretax income and a higher proportion of income derived from lower taxed non-U.S. jurisdictions also contributed to this decline.

Net income decreased $2.4 million (11%) to $19.6 million ($1.22 diluted earnings per share) in 2002, compared to $22.0 million ($1.40 diluted earnings per share) in 2001. In both 2002 and 2001, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share). The decrease in net income was primarily attributable to the same factors that resulted in decreased income before taxes noted above.

Outlook

In 2002, orders for compressed air products, including $54.0 million from acquisitions, were $347.9 million, compared to $296.0 million in 2001. Order backlog for the Compressed Air Products segment was $58.7 million as of both December 31, 2002 and 2001. Excluding acquisitions, the decrease in order activity in this segment are primarily the result of softness in the U.S. and European industrial markets, as noted above.

Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. These indicators have been relatively weak in both 2002 and 2001. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product, which slowed during the fourth quarter of 2002. As a result, orders for compressed air products are anticipated to remain relatively flat with some modest improvement in the second half of 2003.

Demand for pump products, which are primarily petroleum related, has historically been related to market conditions and expectations for oil and natural gas prices. Orders for pump products were $54.1 million in 2002, a decrease of $63.3 million (54%), compared to $117.4 million in 2001. Order backlog for the Pump Products segment was $6.6 million at December 31, 2002 compared to $20.5 million as of December 31, 2001, representing a 68% decrease. These decreases can primarily be attributed to lower rig counts, which began negatively impacting order rates in the second half of 2001. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

The Company's largest supplier of iron castings, Atchison Casting Corporation ("Atchison") announced in August 2002 that it would downsize its LaGrange, Missouri foundry ("LaGrange Foundry"), ceasing production and focusing the facility on pattern repair, maintenance and storage. Atchison later decided to completely close this facility. As a result, the Company began to implement its previously developed contingency plan to secure alternative supply sources. The Company does not anticipate that the downsizing of the LaGrange Foundry will materially impact its long-term financial performance. However, there was a negative impact (approximately $0.01 to $0.03 diluted earnings per share) on the Company's financial performance in the fourth quarter of 2002, as additional costs were incurred related to expediting castings from new suppliers. The Company currently expects additional negative impact (approximately $0.02 to $0.04 diluted earnings per share) in the first quarter of 2003, as the Company's plan is carried out and alternative iron casting supply sources are fully integrated into the Company's supply and manufacturing processes. The most significant aspects of this change should be completed by the end of the first quarter of 2003 and the Company expects to benefit going forward from reduced material costs from alternate suppliers.

Based upon the current economic environment and activity levels in both reporting segments, the Company anticipates that diluted earnings per share will be approximately $1.10 to $1.30 in 2003. This projection includes the negative impact of increasing expenses for postretirement pension and medical benefits, which are expected to lower diluted earnings per share in 2003 by approximately $0.15 to $0.18 per share compared to 2002. This increase is primarily due to differences between actual and expected returns on plan assets. The Company expects material cost reductions and improvements to operations to offset this negative factor.

----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------------------------------------------

Year ended December 31, 2001, compared with year ended December 31, 2000

Revenues

Revenues increased $40.4 million (11%) to $419.8 million in 2001, compared to $379.4 million in 2000. Excluding incremental revenue from acquisitions completed since June 2000, which added $29.5 million to revenues in 2001, revenues increased $10.9 million as compared to 2000.

Revenues in the Compressed Air Products segment increased slightly to $308.0 million in 2001, compared to $306.7 million in 2000. Excluding incremental revenue from acquisitions, revenues decreased $24.9 million (8%) due to a decline in the overall U.S. economy (exacerbated by the impact of the attack on September 11, 2001) which weakened demand for domestic rotary screw compressors and blowers. Unfavorable foreign currency exchange rates also contributed to the revenue reduction.
These negative factors were partially offset by sales growth in European markets.

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

Costs and Expenses

Gross margin in 2001 increased $14.4 million (13%) to $125.5 million from $111.1 million in 2000. This increase resulted primarily from the higher revenue volume and partially from an increase in the gross margin percentage. Gross margin percentage increased to 29.9% in 2001 from 29.3% in 2000, due to increased sales of higher margin drilling pumps and improved performance at well stimulation and water jetting production facilities, partially offset by unfavorable sales mix in the Compressed Air Products segment. In 2001, gross margin was enhanced $0.5 million as a result of the liquidation of LIFO inventory layers, compared to $0.7 million in 2000.

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

Compressed Air Products' operating earnings decreased $8.8 million (28%) to $22.2 million, compared to $30.9 million in 2000. This decline was primarily attributable to decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) combined with higher payroll and fringe benefit related expenses and an unfavorable sales mix. As a percentage of revenues, operating earnings declined to 7.2% in 2001, compared to 10.1% in 2000, as a result of the factors noted above.

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

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Other income, net in 2000 included a $1.0 million gain from litigation settlement proceeds, a $0.7 million gain from the sale of the Company's idle facility in Syracuse, New York, and a $1.5 million charge for expenses associated with an unconsummated acquisition. Excluding the impact of these non-recurring gains, the majority of the remaining decline in other income was due to lower foreign currency transaction gains generated from U.S. dollar denominated cash and receivable balances of foreign subsidiaries in 2001 compared to 2000.

Income

Income before income taxes increased $4.8 million (16%) to $34.7 million
in 2001 from $29.9 million in 2000.   This improvement was due to
increased leverage of the Pump Products segment's fixed and semi-fixed costs on higher revenue volume, the non-recurring gains included in other income mentioned above, acquisitions and improved operational performance at the well stimulation and water jetting production facilities. These increases were partially offset by a decline in the Compressed Air Products segment's operating earnings.

The provision for income taxes increased by $1.5 million to $12.7 million in 2001, compared to $11.2 million in 2000, as a result of higher income before taxes, partially offset by a lower overall effective tax rate. The Company's effective tax rate was 36.5% in 2001, compared to 37.5% in 2000. The lower effective tax rate in 2001 was primarily due to a higher proportion of income in countries with lower statutory income tax rates, increased savings from the Company's foreign sales corporation and the implementation of other tax strategies.

Net income increased $3.3 million (18%) to $22.0 million ($1.40 diluted earnings per share) in 2001, compared to $18.7 million ($1.21 diluted earnings per share) in 2000. In 2001, net income included $0.3 million in

----------------------------------------------------------------------------

----------------------------------------------------------------------------

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

Liquidity and Capital Resources

Operating Working Capital

During 2002, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) decreased $13.2 million as reductions in inventory and receivables were partially offset by lower accounts payable and accrued liabilities. These changes were a result of the decreased activity levels in 2002 (excluding acquisitions), as well as improved management of inventory and collections of accounts receivable. Days sales outstanding improved to 65 days at December 31, 2002, compared to 69 days at December 31, 2001.

Cash Flows

During 2002, the Company generated cash flows from operations totaling $52.5 million, an increase of $8.3 million (19%) compared to 2001. This increase was primarily the result of a more favorable change in operating working capital as discussed above, partially offset by lower net income in 2002. During 2002, the Company made net payments of $47.4 million under its credit facilities. The cash flows provided by operating activities and used in investing and financing activities, combined with the effect of changes in foreign currency exchange rates, resulted in a net cash decrease of $4.3 million during 2002.

Capital Expenditures and Commitments

Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $13.6 million in 2002, compared to $11.5 million in 2001. This increase was primarily due to the timing of capital projects. Commitments for capital expenditures at December 31, 2002 totaled $7.9 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet alternative minimum tax obligations which arise from the exercise of incentive stock options. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2002, no shares were repurchased under these repurchase programs. As of December 31, 2002, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2002, the Company also acquired 8,742 shares of its common stock, valued at $0.2 million, which were tendered for the exercise of stock options.

Liquidity

On March 6, 2002, the Company amended and restated the Revolving Line of Credit Agreement (the "Credit Line"), increasing the aggregate borrowing capacity to $150 million and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The Credit Line requires no principal payments during the term of the agreement and is due upon final maturity. On December 31, 2002, the Credit Line had an outstanding balance of $44.0 million, leaving $106.0 million available for future use or for letters of credit.

The amended and restated agreement also provided for an additional $50 million Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under an Interim Credit Agreement. The five-year Term Loan requires principal payments of $2.5 million in years one and two, and $15 million in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

Management currently expects the Company's cash flows in 2003 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

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

Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has begun to be named as a defendant in an increasing number of asbestos personal injury lawsuits. In addition, the Company has also been named as a defendant in a number of silicosis personal injury lawsuits. Predecessors to the Company manufactured and sold the products allegedly at issue in these asbestos and silicosis lawsuits, namely: (a) asbestos-containing components supplied by third parties; and (b) portable compressors that were used as components for sandblasting equipment manufactured and sold by other parties. Since its formation in 1993, the Company has not manufactured or sold asbestos-containing products or portable compressors. Nonetheless, these lawsuits represent potential contingent liabilities to the Company as a result of its predecessors' historical sales of these products.

----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
----------------------------------------------------------------------------

The Company believes that these pending legal proceedings, lawsuits and administrative actions will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: (1) the Company's anticipated insurance and indemnification rights to address the risks of such matters; (2) the limited risk of potential asbestos exposure from the components described above, due to the complete enclosure of the components within the subject products and the additional protective non-asbestos binder which encapsulated the components; (3) the fact that neither the Company, nor its predecessors, ever manufactured, marketed or sold sandblasting equipment; (4) various other potential defenses available to the Company with respect to such matters; and (5) the Company's prior disposition of comparable matters.

The Company has also been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability associated with an asset retirement in the period in which it is incurred. The Company will adopt this standard on January 1, 2003 and management believes it will not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted by the Company beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the Company's future consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity. SFAS No. 146 also establishes that fair value be the objective for initial measurement of the liability. SFAS No. 146 will be adopted by the Company for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS No. 146 is expected to impact the timing of recognition of costs associated with future exit and disposal activities, to the extent they occur.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures in Note 8 to the Consolidated Financial Statements.

Critical Accounting Policies

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although, actual results could differ materially under different assumptions or conditions.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2002, approximately two-thirds of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

----------------------------------------------------------------------------

----------------------------------------------------------------------------

Goodwill and Other Intangibles

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2002, the Company completed its transitional and annual impairment tests and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material costs changes, interest rates and productivity could affect such evaluations.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected return on plan assets and expected health care trend rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). Due to the significant declines in the financial markets, the fair value of the plan assets of the Company's funded defined benefit pension plans fell short of their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (after tax), in the fourth quarter of 2002. This non-cash reduction in stockholder's equity did not impact the Company's compliance with its existing debt covenants. This reduction could reverse in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to fully funded status. Pension and other postretirement benefit expense is expected to increase by approximately $4 million in 2003, primarily due to differences between actual and expected returns on plan assets. However, if the equity markets continue recent trends, the Company could also be required to record additional charges to stockholders' equity in the future.

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report to Stockholders, other than historical facts, are forward looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements made in the Chairman's Letter, the remainder of the narrative/non-financial portions of the Annual Report and in Management's Discussion and Analysis, particularly under the caption "Outlook". As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Gardner Denver's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: (1) the ability to maintain and to enter into key purchasing, supply and outsourcing relationships; (2) the ability to effectively manage the transition of iron casting supply to alternate sources due to the LaGrange Foundry closure and the skill, commitment and availability of such alternate sources; (3) the ability to identify, negotiate and complete future acquisitions; (4) the speed with which the Company is able to integrate acquisitions and realize the related financial benefit; (5) the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; (6) changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products;
(7) pricing of Gardner Denver products; (8) the degree to which the Company is able to penetrate and maintain its presence in niche and international markets; (9) the ability to attract and retain quality management personnel; (10) market performance of pension plan assets and changes in discount rates used for actuarial assumptions in pension and other post retirement obligations and expense calculations; (11) the continued successful implementation of cost reduction efforts; (12) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against the Company; (13) the successful implementation of the Company's strategic initiatives and partnering relationships; (14) the acceptance of the Company's new product offerings; and (15) the continued successful implementation and utilization of the Company's electronic services.

The Company does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future.

----------------------------------------------------------------------------
REPORT OF MANAGEMENT
----------------------------------------------------------------------------

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with appropriate accounting principles generally accepted in the United States. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. The Company believes that its disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for overseeing the Company's financial reporting process. The Committee meets with management and internal audit periodically to review its activities and ensure that it is properly discharging its responsibilities. The Committee also meets periodically with the independent auditors, who are responsible to the Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures, which they believe to be sufficient to provide a reasonable basis that the financial statements are fairly presented in conformity with accounting principles generally accepted in the United States.


/s/ Ross J. Centanni                      /s/ Philip R. Roth

Ross J. Centanni                          Philip R. Roth
Chairman, President and                   Vice President, Finance and
Chief Executive Officer                   Chief Financial Officer

----------------------------------------------------------------------------
REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------------------------------------------

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheet of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Gardner Denver, Inc. as of December 31, 2001 and for the years ended December 31, 2001 and December 31, 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the addition of the transitional disclosures detailed in Note 5, in their report dated February 6, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As detailed in Note 5, the December 31, 2001 and 2000 consolidated financial statements, which were audited by other auditors who have ceased operations, include the addition of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company in the year ending December 31, 2002. In our opinion, the disclosures for December 31, 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2001 and 2000 consolidated financial statements of Gardner Denver, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2001 and 2000 consolidated financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
February 3, 2003

----------------------------------------------------------------------------

This is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur
Andersen LLP.


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

/s/ Arthur Andersen LLP

St. Louis, Missouri

February 6, 2002

(except with respect to the matter discussed in Note 9, as to which the date is March 6, 2002)

---------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)


                                                                      Year ended December 31,
                                                             --------------------------------------
                                                                 2002           2001           2000
---------------------------------------------------------------------------------------------------
Revenues                                                     $418,158        419,770        379,358
Costs and Expenses:
   Cost of sales (excluding depreciation and amortization)    289,631        294,249        268,290
   Depreciation and amortization                               14,139         17,567         15,881
   Selling and administrative expenses                         79,400         69,678         59,784
   Interest expense                                             6,365          6,796          7,669
   Other income, net                                             (204)        (3,203)        (2,160)
---------------------------------------------------------------------------------------------------
                                                              389,331        385,087        349,464
---------------------------------------------------------------------------------------------------

Income before income taxes                                     28,827         34,683         29,894
Provision for income taxes                                      9,225         12,659         11,210
---------------------------------------------------------------------------------------------------

Net income                                                   $ 19,602         22,024         18,684
===================================================================================================

Basic earnings per share                                     $   1.24           1.42           1.22
===================================================================================================

Diluted earnings per share                                   $   1.22           1.40           1.21
===================================================================================================

The accompanying notes are an integral part of these statements.

---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)


                                                                                                         December 31,
                                                                                                 --------------------------
                                                                                                     2002              2001
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and equivalents                                                                          $ 25,667            29,980
   Receivables (net of allowances of $5,279 in 2002 and $5,229 in 2001)                            75,151            85,538
   Inventories, net                                                                                67,448            76,650
   Deferred income taxes                                                                            5,902             4,956
   Other current assets                                                                             4,268             4,011
---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                        178,436           201,135
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                                 76,162            74,097
Goodwill                                                                                          201,761           183,145
Other intangibles, net                                                                              9,418            25,692
Deferred income taxes                                                                               3,611             2,093
Other assets                                                                                        3,454             2,526
---------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                            $472,842           488,688
===========================================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
   Current maturities of long-term debt                                                          $  7,500             7,375
   Accounts payable and accrued liabilities                                                        70,821            77,202
---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                    78,321            84,577
---------------------------------------------------------------------------------------------------------------------------

Long-term debt, less current maturities                                                           112,663           160,230
Postretirement benefits other than pensions                                                        34,539            36,890
Other liabilities                                                                                  24,396             8,263
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                           249,919           289,960
---------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Common stock, $0.01 par value; 50,000,000 shares authorized; 15,942,138
      and 15,690,607 shares outstanding in 2002 and 2001, respectively                                177               174
   Capital in excess of par value                                                                 171,047           166,262
   Treasury stock at cost, 1,716,353 and 1,707,611 shares in 2002 and 2001, respectively          (25,819)          (25,602)
   Retained earnings                                                                               81,664            62,062
   Accumulated other comprehensive loss                                                            (4,146)           (4,168)
---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                  222,923           198,728
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                              $472,842           488,688
===========================================================================================================================

The accompanying notes are an integral part of these statements.

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)


                                                                                          Accumulated
                                                      Capital In                                Other          Total
                                             Common    Excess of   Treasury   Retained  Comprehensive  Stockholders'  Comprehensive
                                              Stock    Par Value      Stock   Earnings           Loss         Equity         Income
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 1, 2000                        $167      157,367    (23,541)    21,354         (2,738)       152,609
====================================================================================================================

Stock issued for benefit plans and options        3        2,976                                               2,979
Treasury stock                                                         (967)                                    (967)
Net income                                                                      18,684                        18,684         18,684
Foreign currency translation adjustments                                                       (2,157)        (2,157)        (2,157)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             16,527
                                                                                                                             ======
Balance December 31, 2000                      $170      160,343    (24,508)    40,038         (4,895)       171,148
====================================================================================================================

Stock issued for benefit plans and options        4        5,919                                               5,923
Treasury stock                                                       (1,094)                                  (1,094)
Net income                                                                      22,024                        22,024         22,024
Foreign currency translation adjustments                                                          727            727            727
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             22,751
                                                                                                                             ======
Balance December 31, 2001                      $174      166,262    (25,602)    62,062         (4,168)       198,728
====================================================================================================================

Stock issued for benefit plans and options        3        4,785                                               4,788
Treasury stock                                                         (217)                                    (217)
Net income                                                                      19,602                        19,602         19,602
Foreign currency translation adjustments                                                        8,482          8,482          8,482
Additional minimum pension liability, net                                                      (8,460)        (8,460)        (8,460)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             19,624
                                                                                                                             ======
Balance December 31, 2002                      $177      171,047    (25,819)    81,664         (4,146)       222,923
====================================================================================================================

The accompanying notes are an integral part of these statements.

-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)


                                                                                                    Year ended December 31,
                                                                                          -----------------------------------------
                                                                                               2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                             $  19,602         22,024         18,684
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                          14,139         17,567         15,881
      Net (gain)/loss on asset dispositions                                                     (20)            46           (917)
      LIFO liquidation income                                                                  (394)          (502)          (683)
      Stock issued for employee benefit plans                                                 2,342          2,471          2,071
      Deferred income taxes                                                                   2,455            615          1,772
      Changes in assets and liabilities:
         Receivables                                                                         13,321          6,105         (5,987)
         Inventories                                                                         11,254          1,200          1,627
         Accounts payable and accrued liabilities                                            (9,313)        (4,294)         3,164
         Other assets and liabilities, net                                                     (905)        (1,079)        (4,976)
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                        52,481         44,153         30,636
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                                                     (13,641)       (11,524)       (13,549)
   Disposals of property, plant and equipment                                                   200             97          1,125
   Foreign currency hedging transactions                                                         (5)           (31)         3,416
   Business acquisitions, net of cash acquired                                                   --        (82,907)       (20,323)
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                           (13,446)       (94,365)       (29,331)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Principal payments on long-term debt                                                    (109,442)       (90,151)       (59,342)
   Proceeds from long-term debt                                                              62,000        139,000         61,528
   Proceeds from stock options                                                                2,446          3,452            908
   Purchase of treasury stock                                                                  (217)        (1,094)          (967)
   Other                                                                                       (754)          (421)            --
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash (used in) provided by financing activities                             (45,967)        50,786          2,127
-----------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                                       2,619           (833)          (510)
-----------------------------------------------------------------------------------------------------------------------------------

(Decrease)/increase in cash and equivalents                                                  (4,313)          (259)         2,922
Cash and equivalents, beginning of year                                                      29,980         30,239         27,317
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                                         $  25,667         29,980         30,239
===================================================================================================================================

The accompanying notes are an integral part of these statements.

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive loss, a separate component of stockholders' equity.

Revenue Recognition

The vast majority of the Company's revenues are recognized when goods are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when the related services are performed and earned.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2002, approximately two-thirds of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remainder accounted for on a last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

Goodwill and Other Intangibles

Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS No. 142, relating to business combinations completed prior to July 1, 2001 became effective and were adopted by the Company. Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives, generally 5 to 15 years.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2002, the Company completed its transitional and annual impairment tests and determined that no impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Research and Development

Costs for research and development are expensed as incurred and were $2,398, $2,476 and $3,045 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial Instruments

Included in the 2000 consolidated statement of cash flows are the proceeds received upon settlement of a foreign currency hedging transaction. This foreign currency forward contract denominated in Finnish Markka was used to hedge the foreign exchange translation risk associated with the Company's investment in its Finnish subsidiary, Gardner Denver Oy. The contract was marked to market and both unrealized and realized gains were included as a component of accumulated other comprehensive loss in stockholders' equity in 2000. There were no off-balance sheet derivative financial instruments as of December 31, 2002 or 2001.

Stock-Based Compensation

As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations.

Comprehensive Income

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary and additional minimum pension liability (net of income taxes). During the fourth quarter of 2002, the Company recorded a charge to accumulated other comprehensive loss of $8.5 million (net of income taxes) to record additional minimum pension liability (See Note 7).

------------------------------------------------------------------------------
Note 2:  Acquisitions

During 2001, the Company's Compressed Air Products segment completed two acquisitions. Effective September 10, 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems ("Hoffman"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. Effective September 1, 2001, the Company also acquired certain assets and stock of the Hamworthy Belliss & Morcom compressor business ("Belliss & Morcom"). Belliss & Morcom is headquartered in Gloucester, England and manufactures and distributes lubricated and oil-free reciprocating air compressors for a variety of applications. The aggregate purchase price, net of cash acquired, was approximately $83 million for these acquisitions. There are no additional contingent payments or commitments related to these acquisitions. The purchase price of each acquisition has been allocated primarily to receivables; inventory; property, plant and equipment; intangible assets (other than goodwill); and accounts payable and accrued liabilities, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $58 million.

The following table summarizes supplemental pro forma information as if the Hoffman and Belliss & Morcom acquisitions had been completed on January 1, 2000:

                                                      Year ended December 31,
                                                            (Unaudited)
                                                    --------------------------
                                                        2001              2000
------------------------------------------------------------------------------
Revenues                                            $481,285           477,923
Net income                                            23,618            22,878
Diluted earnings per share                          $   1.50              1.48
==============================================================================

The unaudited pro forma information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date.

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

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Note 3:  Inventories

                                                                           December 31,
                                                                    -------------------------
                                                                       2002              2001
---------------------------------------------------------------------------------------------
Raw materials, including parts and subassemblies                    $33,400            33,156
Work-in-process                                                       9,077            15,908
Finished goods                                                       27,630            30,942
Perishable tooling and supplies                                       2,456             2,328
---------------------------------------------------------------------------------------------
                                                                     72,563            82,334
Excess of FIFO costs over LIFO costs                                 (5,115)           (5,684)
---------------------------------------------------------------------------------------------
   Inventories, net                                                 $67,448            76,650
=============================================================================================

During 2002, 2001 and 2000, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2002, 2001 and 2000 by $268, $319 and $427, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 2000 through 2002, the LIFO liquidation income was recorded in the fourth quarter.

------------------------------------------------------------------------------
Note 4:  Property, Plant and Equipment

                                                                           December 31,
                                                                  ---------------------------
                                                                       2002              2001
---------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land and land improvements                                     $   8,189             6,871
   Buildings                                                         41,779            40,424
   Machinery and equipment                                          107,366           102,193
   Tooling, dies, patterns, etc.                                     12,759            10,640
   Office furniture and equipment                                    13,143            10,977
   Other                                                              6,099             5,323
   Construction in progress                                           4,758             4,199
---------------------------------------------------------------------------------------------
                                                                    194,093           180,627
   Accumulated depreciation                                        (117,931)         (106,530)
---------------------------------------------------------------------------------------------
      Property, plant and equipment, net                          $  76,162            74,097
=============================================================================================

------------------------------------------------------------------------------
Note 5:  Goodwill and Other Intangible Assets

As discussed in Note 1, the Company adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization.

Net income and basic and diluted earnings per share for the year ended December 31, 2001 and 2000, adjusted to exclude goodwill amortization, are as follows:

                                                                            December 31,
                                                                    -------------------------
                                                                       2001              2000
---------------------------------------------------------------------------------------------
Reported net income                                                 $22,024            18,684
Adjustments: goodwill amortization (net of income taxes)              3,760             3,626
---------------------------------------------------------------------------------------------
Adjusted net income                                                 $25,784            22,310
=============================================================================================
Basic earnings per share:
   Reported                                                         $  1.42              1.22
   Adjusted                                                         $  1.66              1.46
Diluted earnings per share:
   Reported                                                         $  1.40              1.21
   Adjusted                                                         $  1.63              1.44
=============================================================================================

------------------------------------------------------------------------------

------------------------------------------------------------------------------

The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2001 and 2002 are as follows:

                                                                 Compressed
                                                               Air Products     Pump Products
---------------------------------------------------------------------------------------------
Balance as of January 1, 2001                                      $122,538            26,291
Goodwill resulting from businesses acquired in 2001                  42,000                --
Foreign currency translation                                         (3,304)               --
Goodwill amortization                                                (3,620)             (760)
---------------------------------------------------------------------------------------------
Balance as of December 31, 2001                                    $157,614            25,531
Adjustment due to finalization of purchase price
   allocations for businesses acquired in 2001                       16,213                --
Foreign currency translation                                          2,403                --
---------------------------------------------------------------------------------------------
Balance as of December 31, 2002                                    $176,230            25,531
=============================================================================================

Other intangible assets at December 31, 2002 and 2001 consisted of the following:

                                                        December 31, 2002                               December 31, 2001
                                                 --------------------------------------------------------------------------------
                                                 Gross Carrying       Accumulated                Gross Carrying       Accumulated
                                                         Amount      Amortization                        Amount      Amortization
---------------------------------------------------------------------------------------------------------------------------------
Amortized intangible assets:
   Acquired technology                                  $10,936           $(6,853)                        9,015            (5,611)
   Other                                                  4,541            (2,163)                        7,381            (1,088)
Unamortized intangible assets:
   Trademarks                                             2,957                --                        11,850                --
   Other                                                     --                --                         4,145                --
---------------------------------------------------------------------------------------------------------------------------------
      Total other intangible assets                     $18,434           $(9,016)                       32,391            (6,699)
=================================================================================================================================

The purchase price allocations for Hoffman and Belliss & Morcom were finalized during the quarter ended September 30, 2002, upon receipt of independent third party valuations of the acquired, separately identifiable intangible assets (other than goodwill). Pursuant to the valuations, the fair value of separately identifiable assets was reduced from the Company's previous internal fair value estimate with a corresponding increase in the purchase price allocated to goodwill. The impact on amortization expense as a result of the finalization of the purchase price allocations was insignificant.

Amortization of intangible assets was $2.3 million in 2002 and is anticipated to be approximately $2.0 million per year for 2003 through 2007.

Note 6:  Accounts Payable and Accrued Liabilities

                                                                            December 31,
                                                                    -------------------------
                                                                       2002              2001
---------------------------------------------------------------------------------------------
Accounts payable - trade                                            $35,385            36,997
Salaries, wages and related fringe benefits                           7,361             6,833
Product warranty                                                      7,060             7,578
Product liability, workers' compensation and other insurance          5,127             4,246
Other                                                                15,888            21,548
---------------------------------------------------------------------------------------------
   Total accounts payable and accrued liabilities                   $70,821            77,202
=============================================================================================

---------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

A reconciliation of the changes in the product warranty liability for the year ended December 31, 2002 is as follows:

---------------------------------------------------------------------------
Balance as of December 31, 2001                                     $ 7,578
Product warranty accruals                                             5,281
Settlements                                                          (6,126)
Other (primarily foreign currency translation)                          327
---------------------------------------------------------------------------
Balance as of December 31, 2002                                     $ 7,060
===========================================================================

Note 7:  Pension and Other Postretirement Benefits

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

With respect to the 2001 Hoffman acquisition, the accumulated benefit obligation and plan assets related to the defined benefit plans, covering substantially all full-time employees, were transferred to the Company pursuant to the purchase agreement. With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the United Kingdom and are provided retirement benefits under a contributory defined benefit pay and service related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also requires the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer. However, an estimate of this receivable, as calculated by an independent third party actuary, has been included in the reconciliation of fair value of plan assets table presented below.

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

The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits, which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

Domestic salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees do not have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

Due to the significant declines in the financial markets, the fair value of the plan assets of the Company's funded defined benefit pension plans fell short of their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes), in the fourth quarter of 2002.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2002, and a statement of the funded status as of December 31, 2002 and 2001:

                                                                       Pension Benefits
                                                    --------------------------------------------------
                                                           U.S. Plans                Non-U.S. Plans       Postretirement Benefits
                                                    --------------------------------------------------    -----------------------
                                                        2002          2001           2002         2001         2002          2001
---------------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
Obligation at January 1                             $ 54,235        47,737        $ 3,147        2,964     $ 30,371        25,963
Service cost                                           2,188         1,989          1,301           83           17            23
Interest cost                                          3,629         3,520          1,331          181        1,939         2,083
Actuarial loss (gain)                                   (214)        1,748          3,237          100       (1,154)        1,467
Employee contributions                                    --            --            372           --           --            --
Benefit payments                                      (4,662)       (3,949)          (182)          (8)      (2,272)       (2,355)
Acquisitions                                              --         3,191         15,270           --         (510)          490
Effect of foreign currency exchange rate changes          --            --          2,521         (174)          --            --
---------------------------------------------------------------------------------------------------------------------------------
   Obligation at December 31                        $ 55,176        54,236        $26,997        3,146     $ 28,391        27,671
---------------------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1              $ 50,198        50,874        $    --           --
Actual return on plan assets                          (5,527)       (1,425)          (893)          --
Acquisitions                                              --         3,386         17,196           --
Employer contributions                                   529         1,312             92            8
Employee contributions                                     1            --            372           --
Benefit payments                                      (4,662)       (3,949)          (182)          (8)
Effect of foreign currency exchange rate changes          --            --          1,773           --
---------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at December 31         $ 40,539        50,198        $18,358           --
---------------------------------------------------------------------------------------------------------------------------------
Funded Status
Funded Status at December 31                        $(14,639)       (4,037)       $(8,637)      (3,147)    $(28,391)      (30,371)
Unrecognized transition liability                         13            18             --            4           --            --
Unrecognized prior-service cost                         (623)         (709)            --           --       (1,349)       (2,555)
Unrecognized loss (gain)                              11,314         1,814          6,766          103       (7,180)       (6,842)
---------------------------------------------------------------------------------------------------------------------------------
   Accrued benefit liability                        $ (3,935)       (2,914)       $(1,871)      (3,040)    $(36,920)      (39,768)
=================================================================================================================================

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2002 and 2001 are as follows:

                                                                                              December 31,
                                                                    -------------------------------------------------------------
                                                                            U.S. Plans                          Non-U.S. Plans
                                                                    -------------------------------------------------------------
                                                                       2002              2001                 2002           2001
---------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                      $54,907            52,135              $23,061          2,942
Fair value of plan assets                                           $40,539            48,770              $18,358             --
=================================================================================================================================

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2002, 2001 and 2000:

                                                            Pension Benefits
                                          ----------------------------------------------------------                Other
                                                     U.S. Plans                  Non-U.S. Plans           Postretirement Benefits
                                          ----------------------------------------------------------    ---------------------------
                                             2002       2001       2000      2002      2001     2000       2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                              $ 2,188      1,989      1,734   $ 1,301        83       85    $    17        23        13
Interest cost                               3,629      3,520      3,504     1,331       181      167      1,939     2,083     1,894
Expected return on plan assets             (4,180)    (4,441)    (4,480)   (1,717)       --       --         --        --        --
Amortization of transition liability            5          4          4         3         6        6         --        --        --
Amortization of prior-service cost            (86)       (86)       (85)       --        --       --     (1,206)   (1,307)   (1,279)
Amortization of net loss (gain)                --          2       (422)        3        --       --       (829)   (1,030)   (2,023)
-----------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit expense (income)    1,556        988        255       921       270      258    $   (79)     (231)   (1,395)
                                                                                                        ===========================
Defined contribution plans                  2,576      2,816      2,345     1,281       872      885
----------------------------------------------------------------------------------------------------
   Total retirement expense               $ 4,132      3,804      2,600   $ 2,202     1,142    1,143
====================================================================================================

The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

                                                                        Pension and Other Postretirement Benefits
                                                       --------------------------------------------------------------------------
                                                                   U.S. Plans                              Non-U.S. Plans
                                                       --------------------------------------------------------------------------
                                                       2002           2001         2000             2002        2001         2000
---------------------------------------------------------------------------------------------------------------------------------
Discount rate (1)                                       6.8%           7.3          7.8             5.6%         6.0          6.0
Rate of increase in compensation levels (2)             5.0%           5.0          5.0             3.3%         2.5          2.5
Expected long-term rate of return on assets (2)         9.0%           9.0          9.0             8.3%         N/A          N/A
=================================================================================================================================

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate

(2)  Applies only to pension plans

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2002 was 7.9% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2006 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                                          One-Percentage Point
                                                                                     ----------------------------
                                                                                     Increase            Decrease
-----------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
   net periodic other postretirement benefit cost - increase (decrease)                  8.3%               (7.3%)
Effect on the postretirement benefit obligation - increase (decrease)                    8.9%               (7.9%)
=================================================================================================================

------------------------------------------------------------------------------
Note 8:  Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 3,500,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2002, the Company has granted options on 3,078,809 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2000, 2001 and 2002 expire ten years after the date of the grant.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 900,000 shares for issuance. In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the 1999 offering was January 2, 2001, at which time employees elected to purchase 118,136 shares at an offering price of $10.74 per share, 90% of the fair market price on the offering date.

In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002, at which time employees elected to purchase 68,323 shares at an offering price of $15.36 per share, 85% of the fair market price on the offering date.

In November 2001, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering was January 2, 2003, at which time employees elected to purchase 46,460 shares at an offering price of $17.08 per share, 85% of the fair market price on the exercise date.

In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering is January 2, 2004. As of December 31, 2002, employees had enrolled to purchase 106,646 shares under the 2002 offering.

The Company accounts for both the Incentive Plan and the Stock Purchase Plan using the intrinsic value methodology prescribed by APB No. 25. SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation costs for these plans had been determined consistent with the fair value methodology of this Statement. The Company's net income and earnings per share would have been reduced to the following pro forma amounts under SFAS 123:


                                                                                   Year ended December 31,
                                                                         -----------------------------------------
                                                                            2002             2001             2000
------------------------------------------------------------------------------------------------------------------
Net income                          As reported                          $19,602           22,024           18,684
                                    Pro forma                             18,328           20,731           17,393

Basic earnings per share            As reported                          $  1.24             1.42             1.22
                                    Pro forma                               1.16             1.33             1.14

Diluted earnings per share          As reported                          $  1.22             1.40             1.21
                                    Pro forma                               1.14             1.31             1.12
==================================================================================================================

A summary of the status of the Company's Incentive Plan at December 31, 2002, 2001 and 2000, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                                        2002                          2001                         2000
---------------------------------------------------------------------------------------------------------------------------------
                                                            Wtd. Avg.                     Wtd. Avg.                     Wtd. Avg.
                                                             Exercise                      Exercise                      Exercise
                                                Shares          Price         Shares          Price         Shares          Price
                                                ---------------------------------------------------------------------------------
Options outstanding, beginning of year           1,106         $17.26          1,071         $16.60          1,072         $13.99
Granted                                            221          20.35            204          19.78            275          17.42
Exercised                                          (85)         16.37           (145)         15.08           (225)          4.03
Forfeited                                          (98)         21.45            (24)         23.75            (51)         20.72
                                                 -----                         -----                         -----
   Options outstanding, end of year              1,144          17.56          1,106          17.26          1,071          16.60
                                                 -----                         -----                         -----
Options exercisable, end of year                   776          16.54            690          16.93            621          16.09
=================================================================================================================================

                                                                          33

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2002 (underlying shares in thousands):

                                                              Options Outstanding                         Options Exercisable
                                              -----------------------------------------------------------------------------------
                                                                  Wtd. Avg.
                                                   Number         Remaining         Wtd. Avg.               Number      Wtd. Avg.
Range of                                      Outstanding       Contractual          Exercise          Exercisable       Exercise
Exercise Prices                               at 12/31/02              Life             Price          at 12/31/02          Price
---------------------------------------------------------------------------------------------------------------------------------
$ 5.00 - 10.00                                        203         3.4 years            $ 8.74                  203         $ 8.74
 10.01 - 15.00                                        166         6.4                   12.79                  161          12.72
 15.01 - 20.00                                        555         7.6                   18.73                  228          17.99
 20.01 - 30.00                                        220         5.0                   26.39                  184          26.75
=================================================================================================================================

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.0%, 3.9% and 6.5%; expected volatility of 35%, 36% and 38%; and expected lives of 3.3, 3.5 and 3.3 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2002, 2001 and 2000 were $5.84, $6.67 and $6.34 respectively.

------------------------------------------------------------------------------
Note 9: Long-term Debt and Other Borrowing Arrangements

                                                                           December 31,
                                                                   --------------------------
                                                                       2002              2001
---------------------------------------------------------------------------------------------
Credit Line, due 2005(1)                                           $ 44,000            84,000
Interim Credit Agreement, due 2002(2)                                    --            50,000
Term Loan, due 2007(3)                                               48,125                --
Unsecured Senior Note, due 2006(4)                                   20,000            25,000
Variable Rate Industrial Revenue Bonds, due 2018(5)                   8,000             8,000
Other                                                                    38               605
---------------------------------------------------------------------------------------------
Long-term debt, including current maturities                        120,163           167,605
Current maturities of long-term debt                                  7,500             7,375
---------------------------------------------------------------------------------------------
Long-term debt, less current maturities                            $112,663           160,230
=============================================================================================

(1) The facility was amended and restated on March 6, 2002. The loans under the facility may be denominated in U.S. Dollars or several foreign currencies. At December 31, 2002, the outstanding balance consisted of one U.S. Dollar loan of $44,000. The interest rates under the facility vary and are based on prime, federal funds and/or LIBOR for the applicable currency, and the Company's debt to adjusted income ratio.
     As of December 31, 2002, the rate for the U.S. Dollar loan was 2.6%, and averaged 3.1% for the year ended December 31, 2002.

(2) On September 10, 2001, the Company entered into an Interim Credit Agreement, which was paid in full in March 2002. The interest rate varied with prime, federal funds and/or LIBOR and averaged 3.9% for the year ended December 31, 2002.

(3) On March 6, 2002, the Company entered into a Term Loan, which was used to retire debt outstanding under the Interim Credit Agreement. This debt matures in 2007 and requires annual principal payments. The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2002, this rate was 2.4% and averaged 3.0% for the year ended December 31, 2002.

(4)  On September 26, 1996, the Company entered into an Unsecured
     Senior Note Agreement at a fixed interest rate of 7.3%. This debt matures in 2006 and requires equal annual principal payments from 2000 to 2006.

(5) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2002, this rate was 1.7% and averaged 1.5% for the year ended December 31, 2002.

On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement with an aggregate $125,000 borrowing capacity (the "Credit Line") and terminated a previous agreement. On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. On December 31, 2002, the Credit Line had an outstanding balance of $44,000, leaving $106,000 available for future use or to issue as letters of credit.

The amended and restated agreement also provided for an additional $50,000 Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under the Interim Credit Agreement. The five-year Term Loan requires principal payments of $2,500 in years one and two, and $15,000 in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line. The long-term classification and maturities of the Credit Line and the Interim Credit Agreement in 2001 reflect the completion of the refinancing.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments that began in 2000. The Credit Line, Term Loan and Unsecured Senior Note are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018.
These industrial revenue bonds are secured by an $8.1 million letter of credit.

On September 10, 2001, the Company borrowed $50,000 under an Interim Credit Agreement, most of which was used to complete the Hoffman acquisition. The Interim Credit Agreement expired and was paid in full in March 2002.

Maturities of long-term debt for the five years subsequent to December 31, 2002 and thereafter, are $7,500, $16,913, $64,000, $20,000, $3,750 and $8,000, respectively.

Cash paid for interest in 2002, 2001 and 2000 was $6,263, $6,900 and $8,483, respectively.

The rentals for all operating leases were $3,357, $2,981, and $2,453 in 2002, 2001 and 2000, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2002 and thereafter are $3,135, $2,677, $1,411, $1,381, $655 and $735,
respectively.

------------------------------------------------------------------------------
Note 10:  Stockholders' Equity and Earnings Per Share

At December 31, 2002 and 2001, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $ 0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2002 and 2001, were 15,942,138 and 15,690,607, respectively. No shares of preferred stock were issued or outstanding at December 31, 2002 or 2001. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share:

                                                                            Year ended December 31,
                                ---------------------------------------------------------------------------------------------------
                                                 2002                                 2001                             2000
-----------------------------------------------------------------------------------------------------------------------------------
                                    Net     Wtd. Avg.  Amt. Per       Net    Wtd. Avg.  Amt. Per       Net     Wtd. Avg.   Amt. Per
                                 Income        Shares     Share    Income       Shares     Share    Income        Shares      Share
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Income available to
   common stockholders          $19,602    15,854,239     $1.24    22,024   15,552,543      1.42    18,684    15,300,222       1.22
                                                          -----                             ----                               ----

Diluted earnings per share:
Effect of dilutive securities:

   Stock options granted
      and outstanding                --       187,356                  --      230,582                  --       189,188
-----------------------------------------------------------------------------------------------------------------------------------
   Income available to
      common stockholders
      and assumed conversions   $19,602    16,041,595     $1.22    22,024   15,783,125      1.40    18,684    15,489,410       1.21
===================================================================================================================================

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Note 11:  Income Taxes

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

                                                                                Year ended December 31,
                                                                     ------------------------------------------
                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
Income taxes
   Current:
      U.S. federal                                                   $4,944             9,708             7,130
      U.S. state and local                                              542             1,109               815
      Non-U.S.                                                        1,229             1,149             1,192
---------------------------------------------------------------------------------------------------------------
         Current                                                      6,715            11,966             9,137
---------------------------------------------------------------------------------------------------------------
   Deferred:
      U.S. federal                                                    2,253               622             1,860
      U.S. state and local                                              257                71               213
---------------------------------------------------------------------------------------------------------------
         Deferred                                                     2,510               693             2,073
---------------------------------------------------------------------------------------------------------------
            Provision for income taxes                               $9,225            12,659            11,210
===============================================================================================================

The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

                                                                               Year ended December 31,
                                                                   --------------------------------------------
                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
U.S. federal income tax rate                                           35.0%             35.0              35.0
   Changes in the tax rate resulting from:
      State and local income taxes                                      2.5               3.1               3.4
      Nondeductible goodwill                                             --               3.5               4.2
      Export benefit                                                   (2.8)             (2.3)             (3.0)
      Other, net                                                       (2.7)             (2.8)             (2.1)
---------------------------------------------------------------------------------------------------------------
         Effective income tax rate                                     32.0%             36.5              37.5
===============================================================================================================

                                                                                    December 31,
                                                                   --------------------------------------------
                                                                       2002                                2001
---------------------------------------------------------------------------------------------------------------
Components of deferred tax balances:
   Deferred tax assets:
      Reserves and accruals                                        $ 15,722                              11,608
      Postretirement benefits other than pensions                    14,394                              15,502
      Other                                                           1,156                               1,824
---------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                   31,272                              28,934
---------------------------------------------------------------------------------------------------------------

   Deferred tax liabilities:
      LIFO inventory                                                 (3,051)                             (3,502)
      Plant and equipment                                            (6,318)                             (5,577)
      Intangibles                                                    (4,530)                             (3,951)
      Other                                                          (7,860)                             (8,855)
---------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                             (21,759)                            (21,885)
---------------------------------------------------------------------------------------------------------------
            Net deferred tax assets                                $  9,513                               7,049
===============================================================================================================

------------------------------------------------------------------------------

------------------------------------------------------------------------------

For U.S. income tax purposes, the Foreign Sales Corporation (FSC) has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. Consistent with the FSC, the EIE will lower the effective tax rate on income from U.S. export sales.

Income before income taxes of non-U.S. operations for 2002, 2001 and 2000 was $6,611, $5,963 and $6,179, respectively.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $20 million at December 31, 2002) because the Company intends to reinvest such earnings indefinitely.

Cash paid for income taxes in 2002, 2001 and 2000 were $6,512, $13,814 and $9,189, respectively.

------------------------------------------------------------------------------
Note 12:  Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair
Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

There were no off-balance sheet derivative financial instruments as of December 31, 2002 and 2001.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2002.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

------------------------------------------------------------------------------
Note 13:  Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has begun to be named as a defendant in an increasing number of asbestos personal injury lawsuits. In addition, the Company has also been named as a defendant in a number of silicosis personal injury lawsuits. Predecessors to the Company manufactured and sold the products allegedly at issue in these asbestos and silicosis lawsuits, namely: (a) asbestos-containing components supplied by third parties; and (b) portable compressors that were used as components for sandblasting equipment manufactured and sold by other parties. Since its formation in 1993, the Company has not manufactured or sold asbestos-containing products or portable compressors. Nonetheless, these lawsuits represent potential contingent liabilities to the Company as a result of its predecessors' historical sales of these products.

The Company believes that these pending legal proceedings, lawsuits and administrative actions will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: (1) the Company's anticipated insurance and indemnification rights to address the risks of such matters; (2) the limited risk of potential asbestos exposure from the components described above, due to the complete enclosure of the components within the subject products and the additional protective non-asbestos binder which encapsulated the components; (3) the fact that neither the Company, nor its predecessors, ever manufactured, marketed or sold sandblasting equipment; (4) various other potential defenses available to the Company with respect to such matters; and (5) the Company's prior disposition of comparable matters.

The Company has also been identified as a potentially responsible party with respect to various sites designated for cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Note 14:  Quarterly Financial Information (Unaudited)

                                                                           2002 Quarter Ended
                                                ------------------------------------------------------------------
                                                March 31,          June 30,         Sept. 30,             Dec. 31,(3)
------------------------------------------------------------------------------------------------------------------
Revenues                                         $106,609           104,854           102,791              103,904
Gross margin (1)                                   32,007            33,565            32,530               30,425
Net income                                          4,578             5,524             4,829                4,671
Basic earnings per share                         $   0.29              0.35              0.30                 0.29
Diluted earnings per share                       $   0.29              0.34              0.30                 0.29
==================================================================================================================
                                                                           2001 Quarter Ended
                                                ------------------------------------------------------------------
                                                March 31,          June 30,         Sept. 30,             Dec. 31,(3)
------------------------------------------------------------------------------------------------------------------
Revenues                                         $100,896           104,554           103,426              110,894
Gross margin (1)                                   29,442            31,247            30,882               33,950
Net income (2)                                      4,799             6,444             5,552                5,229
Basic earnings per share                         $   0.31              0.41              0.36                 0.33
Diluted earnings per share                       $   0.31              0.41              0.35                 0.33
==================================================================================================================

(1)  Gross margin equals revenues less cost of sales.

(2)  Includes gains of $466, $439 and $385 in quarters ended March 31,
     June 30 and Sept. 30, respectively, for litigation settlement proceeds. Includes $337 gain from interest income on a tax settlement in quarter ended June 30.

(3) Includes an increase in net income in 2002 and 2001 of $268 and $319, respectively, related to LIFO inventory liquidations.

------------------------------------------------------------------------------
Note 15:  Segment Information

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

The Pump Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance.

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

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                 Revenues                      Operating Earnings(1)          Identifiable Assets
                                     --------------------------------------------------------------------------------------------
                                           Year ended December 31,            Year ended December 31,             December 31,
                                     --------------------------------------------------------------------------------------------
                                         2002        2001        2000        2002        2001        2000        2002        2001
---------------------------------------------------------------------------------------------------------------------------------
Compressed Air Products              $350,036     308,028     306,679     $29,795      22,176      30,938    $369,420     368,775
Pump Products                          68,122     111,742      72,679       5,193      16,100       4,465      68,240      82,884
                                     --------------------------------------------------------------------------------------------
   Total                             $418,158     419,770     379,358      34,988      38,276      35,403     437,660     451,659
                                     ================================
Interest expense                                                           (6,365)     (6,796)     (7,669)
Other income, net                                                             204       3,203       2,160
                                                                          -------------------------------
   Income before income taxes                                             $28,827      34,683      29,894
                                                                          ===============================
General corporate                                                                                              35,182      37,029
                                                                                                             --------------------
Total assets                                                                                                 $472,842     488,688
=================================================================================================================================

                                     (1)  As a result of adopting SFAS 142, periodic goodwill amortization ceased effective January 1, 2002 (See Notes 1 and 5).  For comparability purposes, operating earnings by segment for the year ended December 31,
                                     2001 and 2000 excluding goodwill amortization were as follows:

                                                                                   Year ended December 31,
                                                                                 -------------------------
                                                                                    2001              2000
                                     ---------------------------------------------------------------------
                                     Compressed Air Products                     $25,796            34,609
                                     Pump Products                                16,860             5,018
                                     ---------------------------------------------------------------------
                                     Total                                       $42,656            39,627
                                     =====================================================================

                                                                                                 Year ended December 31,
                                                                                     --------------------------------------------
                                                                                         2002              2001              2000
---------------------------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
      Compressed Air Products                                                        $    161               459               610
      Pump Products                                                                       233                43                73
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $    394               502               683
=================================================================================================================================
Depreciation and amortization, included in operating earnings above:
      Compressed Air Products                                                        $ 11,517            14,281            13,478
      Pump Products                                                                     2,622             3,286             2,403
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $ 14,139            17,567            15,881
=================================================================================================================================
Capital expenditures:
      Compressed Air Products                                                        $  9,856             8,856            11,141
      Pump Products                                                                     3,785             2,668             2,408
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $ 13,641            11,524            13,549
=================================================================================================================================
Revenues outside the United States were
   comprised of sales to unaffiliated companies in:
      Europe                                                                         $ 85,735            65,511            53,877
      Asia                                                                             25,999            14,048            13,745
      Canada                                                                           18,597            24,315            21,838
      Latin America                                                                    17,773            18,186            13,214
      Other                                                                             5,518             5,844             4,554
---------------------------------------------------------------------------------------------------------------------------------
         Total                                                                       $153,622           127,904           107,228
=================================================================================================================================

                                                                                             December 31,
                                                                                     --------------------------
                                                                                         2002              2001
---------------------------------------------------------------------------------------------------------------
Net long-lived assets by geographic area are as follows:
      United States                                                                  $253,275           254,271
      Europe                                                                           32,658            27,219
      Other                                                                             1,408             1,444
---------------------------------------------------------------------------------------------------------------
         Total                                                                       $287,341           282,934
===============================================================================================================

                                                                          39

------------------------------------------------------------------------------
STOCKHOLDER INFORMATION
------------------------------------------------------------------------------

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

The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock
Exchange, are as follows:

                                                              2002 Quarter Ended
                              ---------------------------------------------------------------------------------
                              March 31,                June 30,           September 30,            December 31,
---------------------------------------------------------------------------------------------------------------
High                              25.25                   28.00                   21.00                   21.39
Low                               19.55                   18.34                   15.00                   14.34
===============================================================================================================

                                                              2001 Quarter Ended
                              ---------------------------------------------------------------------------------
                              March 31,                June 30,           September 30,            December 31,
---------------------------------------------------------------------------------------------------------------
High                              21.20                   20.99                   24.00                   22.93
Low                               17.00                   17.65                   19.65                   20.00
===============================================================================================================

As of March 3, 2003, there were approximately 8,240 holders of record of Gardner Denver's common stock.

Dividends

Gardner Denver has not paid a cash dividend since its spin-off from Cooper Industries, Inc. in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
(216) 257-8508 (facsimile)
e-mail address: shareholder.inquiries@nationalcity.com

News Releases and SEC Filings

Gardner Denver's news releases, including the quarterly earnings releases, and Securities and Exchange Commission filings, are available by visiting the investor relations area of our website at www.gardnerdenver.com.

Quarterly Conference Call Webcasts

Gardner Denver anticipates issuing earnings press releases on April 23, July 23 and October 22, 2003. Associated conference calls will be held on the following mornings. You may access a webcast of these calls through the investor relations area of our website at www.gardnerdenver.com. Replays of the calls will be available for approximately two weeks.

Form 10-K

A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

Annual Meeting

The 2003 Annual Meeting of Stockholders will be held on May 6 at the Quincy Country Club, 2410 State Street, Quincy, IL, starting at
1:30 p.m.

Corporate Offices

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
e-mail address: mktg@gardnerdenver.com
website address: www.gardnerdenver.com

------------------------------------------------------------------------------
BOARD OF DIRECTORS AND CORPORATE OFFICERS
------------------------------------------------------------------------------

Board of Directors

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

Donald G. Barger, Jr.
Senior Vice President and Chief Financial Officer
Yellow Corporation

Frank J. Hansen
President and Chief Executive Officer (retired)
IDEX Corporation

Raymond R. Hipp
Chairman, President and Chief Executive Officer (retired)
Alternative Resources Corporation

Thomas M. McKenna
President (retired)
United Sugars Corporation

Diane K. Schumacher
Senior Vice President, General Counsel and Secretary
Cooper Industries, Inc.

Richard L. Thompson
Group President and Executive Office Member
Caterpillar Inc.


Lead Non-Employee Director

Frank J. Hansen


Board Committees

Audit and Finance

Donald G. Barger, Jr., Chairperson
Frank J. Hansen
Raymond R. Hipp

Management Development and Compensation

Richard L. Thompson, Chairperson
Thomas M. McKenna
Diane K. Schumacher

Nominating and Corporate Governance

Diane K. Schumacher, Chairperson
Thomas M. McKenna
Richard L. Thompson


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

Randall E. Schwedes
Treasurer

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Richard C. Steber
Vice President and General Manager,
Pump Division

                                                                     41