Form 10-K, Exhibit 13
period 2003-12-31
GARDNER DENVER INC
filed 2004-03-10
CIK 916459

                                                                  Exhibit 13

Financial History
(dollars in thousands, except per share amounts)

                                                              Year ended December 31,
                                     ---------------------------------------------------------------------
                                         2003           2002           2001           2000           1999
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
  Revenues                           $439,530        418,158        419,770        379,358        327,067
  Costs and expenses:
    Cost of sales (excluding
     depreciation and amortization)   307,753        289,631        294,249        268,290        226,550
  Depreciation and amortization        14,566         14,139         17,567         15,881         14,222
  Selling and administrative
   expenses                            85,326         79,400         69,678         59,784         53,080
  Interest expense                      4,748          6,365          6,796          7,669          5,934
  Other income, net                    (3,221)          (204)        (3,203)        (2,160)        (1,876)
----------------------------------------------------------------------------------------------------------
                                      409,172        389,331        385,087        349,464        297,910
----------------------------------------------------------------------------------------------------------

  Income before income taxes           30,358         28,827         34,683         29,894         29,157
  Provision for income taxes            9,715          9,225         12,659         11,210         11,109
----------------------------------------------------------------------------------------------------------

    Net income                       $ 20,643         19,602         22,024         18,684         18,048
==========================================================================================================
Basic earnings per share                $1.29           1.24           1.42           1.22           1.20
==========================================================================================================
Diluted earnings per share              $1.27           1.22           1.40           1.21           1.18
==========================================================================================================
                                                                   December 31,
                                     ---------------------------------------------------------------------
                                         2003           2002           2001           2000           1999
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Total assets                       $589,733        478,730        488,688        403,881        379,419
  Long-term debt (excluding
   current maturities)                165,756        112,663        160,230        115,808        114,200
  Other long-term obligations          57,116         58,935         45,153         48,682         53,001
  Stockholders' equity                265,905        222,923        198,728        171,148        152,609
==========================================================================================================

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial
Statements and notes thereto.

During September 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems and the Hamworthy, Belliss and Morcom compressor business. See Note 2 to the Consolidated Financial Statements.

As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets," periodic goodwill amortization ceased effective January 1, 2002. See Notes 1 and 5 to the Consolidated Financial Statements.

Management's Discussion and Analysis

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

OVERVIEW

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions:
Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses is affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors, and positive displacement and centrifugal blowers. The primary customers and applications for Gardner Denver's compressed air products are durable and non-durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; automotive service centers; and niche applications such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. Revenues of the Compressed Air Products segment constituted approximately 84% of total revenues in 2003.

In the Pump Products segment, the Company designs, manufactures, markets and services reciprocating pumps, water jetting systems and related aftermarket parts used in oil and natural gas drilling, servicing and production, and industrial cleaning and maintenance. Typical applications for pumps include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Applications for water jetting systems include runway and shiphull cleaning, concrete demolition and metal surface preparation. Revenues of the Pump Products segment constituted approximately 16% of total revenues in 2003.

The Company sells its products through independent distributors and sales representatives, and directly to original equipment manufacturers, engineering firms, packagers and end users.

In August 2003, the Company acquired a small machine shop operation in Odessa, Texas to service and repair well stimulation and drilling pumps serving the Permian Basin. This business also has a line of pumps and uniquely designed fluid cylinders, which enhances the Company's existing product offering. This acquisition provides opportunities to strengthen relationships with existing customers and expand its share of aftermarket business in this key geographic region. The financial results of this acquisition are included in the Company's Pump Products segment.

In September 2001, the Company acquired Hoffman Air and Filtration Systems ("Hoffman") and Hamworthy, Belliss & Morcom ("Belliss & Morcom"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expanded Gardner Denver's product offering and distribution capabilities and enhanced its position as a leading international supplier of centrifugal products to the air and gas handling industry. During 2002, manufacturing of Hoffman products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia. Belliss & Morcom, headquartered in Gloucester, England, manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as PET bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadened the Company's range of product offerings, strengthened its distribution and service networks and increased its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy. The Hoffman and Belliss & Morcom acquisitions provided growth opportunities through synergistic product lines and domestic and international market penetration and are included in the Company's Compressed Air Products segment.

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

                                                                  Year ended December 31,
                                                           -------------------------------------
                                                            2003            2002           2001
------------------------------------------------------------------------------------------------
REVENUES                                                   100.0%          100.0          100.0
Costs and expenses:
  Cost of sales (excluding depreciation
   and amortization)                                        70.0            69.3           70.1
  Depreciation and amortization                              3.3             3.3            4.2
  Selling and administrative expenses                       19.4            19.0           16.6
  Interest expense                                           1.1             1.5            1.6
  Other income, net                                         (0.7)             --           (0.8)
------------------------------------------------------------------------------------------------
                                                            93.1            93.1           91.7
------------------------------------------------------------------------------------------------

Income before income taxes                                   6.9             6.9            8.3
Provision for income taxes                                   2.2             2.2            3.0
------------------------------------------------------------------------------------------------
NET INCOME                                                   4.7%            4.7            5.3
================================================================================================

                                         GARDNER DENVER 2003 ANNUAL REPORT  13

Management's Discussion and Analysis

RECENT DEVELOPMENTS

On January 2, 2004, the Company effectively acquired Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. The purchase price of (pound)61.2 million (approximately
$109.2 million) including assumed bank debt (net of cash acquired) was paid in the form of cash ((pound)43.1 million), new loan notes ((pound)5.2 million) and the assumption of Syltone's existing bank debt, net of cash ((pound)12.9 million). The cash portion of the purchase price was funded from the Company's existing revolving credit line and cash reserves. The loan notes are unsecured and bear interest payable every six months, in arrears, at a rate per annum of one-half of one percent below the British pound based London Interbank Offered Rate for six-month deposits. The loan notes are redeemable at par at the option of the loan noteholder, in whole or in part, on any interest payment date falling on or after December 31, 2004. If at any time the aggregate nominal amount of all loan notes outstanding is (pound)0.5 million or less, the Company has the right to redeem all of the outstanding loan notes. Any loan notes outstanding on June 30, 2009 will be redeemed in full, together with interest on that day.

Syltone, headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product line. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of (pound)84.4 million and (pound)6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/(pound)) for the twelve months ended September 30, 2003. Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Of the total sales to Europe, approximately 38% are to the U.K., 18% to France, 11% to Germany and 33% to other European countries. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

The acquisition of Syltone strengthens the Company's position, particularly in Europe, as the leading global provider of bulk handling solutions for the commercial transportation industry. Syltone's emphasis on systems-oriented handling solutions expands the Company's product offering and manufacturing capabilities and provides incremental growth opportunities. In addition, Syltone's installation and aftermarket capabilities are expected to strengthen the Company's distribution and service networks. Through the acquisition of Syltone, the Company expanded its product line to include loading arms. The Company views loading arms as an attractive market segment given its stability in developed regions where product demand is driven primarily by replacement activity, and its growth potential in emerging economies that are expanding their transportation infrastructure.

------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003, COMPARED WITH YEAR ENDED DECEMBER 31, 2002

REVENUES

Revenues increased $21.3 million to $439.5 million in 2003, compared to $418.2 million in 2002, primarily due to changes in currency exchange rates. Revenues outside the United States, as a percentage of total revenues, increased to 42% in 2003, compared to 37% in 2002. This increase is due to changes in currency exchange rates (primarily the euro and British pound) and volume increases in Asia and Canada.

Revenues for the Compressed Air Products segment increased $19.0 million (5%) to $369.0 million in 2003, compared to $350.0 million in 2002. Revenues in this segment increased approximately $17.3 million due to changes in currency exchange rates. Increased prices contributed approximately
$2.6 million but were partially offset by lower volumes of centrifugal blowers.

Revenues in the Pump Products segment increased $2.4 million (4%) to $70.5 million in 2003, compared to $68.1 million in 2002. Volume increases contributed approximately 3 percentage points of the change primarily due to increased shipments of well stimulation pumps and petroleum pump parts which was partially offset by lower drilling pump shipments. Increased prices contributed the remaining 1 percentage point increase. In 2002, Pump Products segment revenues were supported by drilling pump backlog carried over from 2001 orders.

COSTS AND EXPENSES

During the fourth quarter of 2003, the Company announced and initiated restructuring plans to eliminate redundant manufacturing capacity, streamline operations and reduce costs. These activities represent further integration of previously completed acquisitions, which the Company expects will better leverage existing manufacturing facilities. As a result of the restructuring, the Company expects to realize a net reduction in headcount of approximately 80 personnel (approximately 4% of its workforce as of September 30, 2003) by the end of 2005. The substantial majority of this headcount reduction was realized during the fourth quarter of 2003. As part of the restructuring program, the Company refocused the marketing strategies of its German blower business to place more emphasis on the truck blower market rather than industrial applications for its products. In addi-tion, the Company exited the marketing and manufacturing of certain highly engineered compressor packages in the U.K. and U.S. The Company also announced its plan to implement new manufacturing processes and systems improvements to reduce inventory and its intent to establish a compressor packaging and assembly operation in China. The aggregate financial impact of these profitability improvement programs (restructuring plans, inventory reduction plan and establishment of China operations) resulted in a reduction in diluted earnings per share of approximately $0.12 in the fourth quarter of 2003.

Atchison Casting Corporation, the Company's largest supplier of iron castings in 2002, downsized and subsequently closed its LaGrange, Missouri foundry ("LaGrange Foundry") in the second half of 2002. As a result, the Company implemented its previously developed contingency plan to secure alternate supply sources. There was a negative impact on the Company's financial performance (estimated at $0.04-$0.05 and $0.01-$0.03 diluted earnings per share in 2003 and 2002, respectively) as additional costs were incurred to expedite delivery of castings from new suppliers and accelerate depreciation expense of pattern modification charges from alternate casting suppliers who are no longer servicing the Company. The changes related to the LaGrange Foundry closure have been completed and the Company expects to benefit going forward from reduced material costs from alternate suppliers. At the same time, the Company anticipates that it will need to address some residual problems in 2004 as it re-balances its casting supply chain while dealing with suppliers that are experiencing lower volumes, high fixed cost structures and increased competitive pressures.

Gross margin (defined as revenues less cost of sales) in 2003 increased $3.3 million (3%) to $131.8 million compared to $128.5 million in 2002. Gross margin as a percentage of revenues (gross margin percentage) decreased to 30.0% in 2003 from 30.7% in 2002. This decrease in the gross margin percentage was principally attributable to charges to cost of sales of $2.1 million incurred in conjunction with implementing the profitability improvement programs discussed above. This factor contributed 0.5 percentage points of the 0.7 percentage point decrease in gross margin as a percentage of revenues. Unfavorable sales mix (including a lower proportion of drilling pump and centrifugal blower sales which generate higher gross margins, and a higher proportion of compressor package sales, which generate lower gross margins), and incremental costs associated with the disruption in the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by cost reduction efforts, including continued acquisition integration.

Selling and administrative expenses increased in 2003 by 7% to $85.3 million from $79.4 million in 2002, primarily due to changes in currency exchange rates. Selling and administrative expenses increased 4% due to changes in currency exchange rates and 1% due to expenses associated with the profitability improvement programs. The remaining increase of 2% was primarily attributable to higher compensation and postretirement expenses, which were partially offset by lower medical costs and other cost reduction efforts, including continued acquisition integration. As a percentage of revenues, selling and administrative expenses were 19.4% in 2003, compared to 19.0% in 2002. The increase in this ratio was primarily attributable to the factors discussed above, partially offset by the impact of higher revenues.

Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) decreased $2.0 million (7%) to $27.8 million, compared to $29.8 million in 2002. This decrease was primarily attributable to $2.7 million of charges incurred in the fourth quarter of 2003 for the profitability improvement programs. Higher compensation, postretirement and warranty expenses combined with costs associated with the disruption within the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by changes in currency exchange rates, lower medical costs and cost reductions efforts, including continued acquisition integration. As a percentage of revenues, operating earnings decreased to 7.5% in 2003, compared to 8.5% in 2002, as a result of the factors noted above. The expenses incurred in the fourth quarter of 2003 related to implementing the profitability improvement programs contributed
0.8 percentage points of this 1.0 percentage point decrease in operating earnings as a percentage of revenues.

Operating earnings for the Pump Products segment decreased $1.1 million to $4.1 million in 2003, a 21% decrease from $5.2 million in 2002. This decrease was primarily attributable to a less favorable sales mix due to a lower proportion of revenues from drilling pumps, which generate higher margins than other pump products. Higher compensation and postretirement expenses also contributed to this decrease. As a percentage of revenues, operating earnings for this segment decreased to 5.8% in 2003, compared to 7.6% in 2002, as a result of the factors noted above.

Interest expense decreased $1.6 million (25%) to $4.7 million for 2003, compared to $6.4 million in 2002, due to lower average borrowings and interest rates. The average interest rate for 2003 was 3.9% compared to 4.4% in 2002. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

Other income, net increased $3.0 million to $3.2 million in 2003 compared to $0.2 million in 2002, due to an unrealized currency transaction gain of $3.2 million recorded in the fourth quarter of 2003. This gain related to a portion of the proceeds from U.S. dollar borrowings, which were converted to British pounds in November 2003 and appreciated in U.S. dollars prior to being used to consummate the Syltone acquisition in January 2004. See Note 16 to the Consolidated Financial Statements for further information on the Syltone acquisition.

Income before income taxes increased $1.5 million (5%) to $30.4 million in 2003 from $28.8 million in 2002. This increase was primarily the result of the unrealized currency transaction

                                         GARDNER DENVER 2003 ANNUAL REPORT  15

Management's Discussion and Analysis

gain, lower interest expense and changes in currency exchange rates discussed above. These positive factors were partially offset by the lower operating earnings in each segment.

The provision for income taxes increased by $0.5 million (5%) to $9.7 million in 2003, compared to $9.2 million in 2002, as a result of the higher income before taxes. The Company's effective tax rate was 32% in both years.

Net income increased $1.0 million (5%) to $20.6 million ($1.27 diluted earnings per share) in 2003, compared to $19.6 million ($1.22 diluted earnings per share) in 2002. Net income included $0.2 million ($0.02 diluted earnings per share) and $0.3 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2003 and 2002, respectively. The increase in net income was primarily attributable to the same factors that resulted in increased income before taxes discussed above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million in 2003.

OUTLOOK

In 2003, orders for compressed air products were $352.7 million, compared to $347.9 million in 2002. Order backlog for the Compressed Air Products segment was $48.7 million as of December 31, 2003, compared to $58.7 million as of December 31, 2002. The favorable impact of changes in currency exchange rates was approximately $16.6 million and $2.9 million for compressed air products orders and backlog, respectively, for the year ended and as of December 31, 2003. Excluding this impact, the decrease in orders and backlog compared to the prior year is primarily due to softer U.S. and European industrial economies combined with the Company's exit from the marketing and manufacture of certain highly engineered compressor packages in the U.K. and U.S. as discussed above.

Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product. These indicators have been relatively weak in both 2003 and 2002 but improved in the second half of 2003. As a result, orders for compressed air products are anticipated to improve gradually in 2004 as the U.S. industrial economy recovers.

Demand for pump products, which are primarily petroleum related, has historically corresponded to market conditions and expectations for oil and natural gas prices. Orders for pump products were $72.9 million in 2003, an increase of $18.8 million (35%) compared to $54.1 million in 2002. Order backlog for the Pump Products segment was $9.7 million at December 31, 2003, compared to $6.6 million as of December 31, 2002, representing a 47% increase. The increase in orders and backlog is primarily due to increased demand for well stimulation pumps and petroleum pump parts. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002, COMPARED WITH YEAR ENDED DECEMBER 31, 2001

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

Revenues in the Compressed Air Products segment increased $42.0 million (14%) in 2002 to $350.0 million, compared to $308.0 million in 2001. This increase is primarily due to acquisitions ($54.1 million), changes in currency exchange rates ($4.5 million) and price increases ($3.1 million). Excluding these favorable factors, revenues declined $19.7 million (6%) due to softness in the U.S. and European industrial markets, which weakened demand for compressors and blowers.

Revenues in the Pump Products segment declined $43.6 million (39%) to $68.1 million in 2002, compared to $111.7 million in 2001. This decline resulted from depressed demand for petroleum pump products, due to reduced rig counts, which began negatively impacting order rates in the second half of 2001. Changes in revenues related to price increases were not significant.

COSTS AND EXPENSES

Gross margin in 2002 increased $3.0 million (2%) to $128.5 million, from $125.5 million in 2001. Gross margin percentage increased to 30.7% in 2002 from 29.9% in 2001, primarily due to an overall favorable sales mix change (including a lower proportion of Pump Product segment sales, which generate lower gross margins than the Compressed Air Products segment). The incremental impact of acquisitions, lower warranty expense in the Compressed Air Products segment and ongoing cost reduction projects, including acquisition integration efforts, also contributed to this increase. In 2002, gross margin was enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $0.5 million in 2001.

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

Selling and administrative expenses increased in 2002 by 14% to $79.4 million from $69.7 million in 2001 due to acquisitions and unfavorable foreign currency exchange rates. Excluding acquisitions ($10.6 million) and currency exchange rate effects ($0.9 million), selling and administrative expenses decreased approximately 3% in 2002, due to cost reduction efforts, including acquisition integration, which were partially offset by higher fringe benefit costs (medical, pension and other postretirement benefits). As a percentage of revenues, selling and administrative expenses were 19.0% in 2002, compared to 16.6% in 2001. The increase in this ratio was attributable to the decline in revenues excluding acquisitions. Acquisitions also contributed to this increase as they currently have higher selling and administrative expenses as a percentage of revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings increased $7.6 million (34%) to $29.8 million, compared to $22.2 million in 2001. This increase was primarily attributable to the incremental impact of acquisitions, the cessation of goodwill amortization, reduced warranty expense and ongoing cost reduction efforts. These positive factors were partially offset by the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) and higher fringe benefit costs. As a percentage of revenues, operating earnings increased to 8.5% in 2002, compared to 7.2% (8.4% excluding goodwill amortization) in 2001, as a result of the factors noted above.

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

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Excluding the impact of these non-recurring items, the majority of the decline in other income was due to currency transaction losses recorded in 2002, generated from U.S. dollar denominated monetary assets of foreign subsidiaries.

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

LIQUIDITY AND CAPITAL RESOURCES

OPERATING WORKING CAPITAL

During 2003, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) decreased
$3.6 million as reductions in inventory and increases in accounts payable and accrued liabilities were partially offset by higher receivables. These changes were a result of the increased activity levels in the fourth quarter of 2003 (revenues and cost of sales increased 12% compared to the fourth quarter of 2002) combined with improved management of inventory and collection of accounts receivable. Inventory turnover improved to 4.9 at December 31, 2003, compared to 4.2 at December 31, 2002. Days sales outstanding improved to 63 days at December 31, 2003, compared to 65 days at December 31, 2002.

                                         GARDNER DENVER 2003 ANNUAL REPORT  17

Management's Discussion and Analysis

CASH FLOWS

During 2003, the Company generated cash flows from operations totaling
$46.3 million, a decrease of $6.2 million (12%) compared to 2002. This decrease was primarily the result of a less favorable change in operating working capital, partially offset by higher net income in 2003. During 2003, the Company made principal payments of $59.5 million and borrowed $122.0 million under its credit facilities. Borrowings included $92.0 million during the fourth quarter of 2003, which was used to demonstrate the Company's ability to finance and complete the acquisition of Syltone. See
Note 16 to the Consolidated Financial Statements for additional information regarding the Syltone acquisition. The effect of exchange rate changes on cash and cash equivalents was $10.7 million in 2003 compared to $2.6 in 2002. This increase is due to a significant strengthening of the euro and British pound against the U.S. dollar during 2003, combined with the fact that the Company had significant British pound denominated cash and cash equivalents during the fourth quarter of 2003 to fund the Syltone acquisition, as noted above. The cash flows provided by operating and financing activities and used in investing activities, combined with the effect of exchange rate changes, resulted in a net cash increase of $107.1 million during 2003.

CAPITAL EXPENDITURES AND COMMITMENTS

Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $12.0 million in 2003, compared to $13.6 million in 2002. This decrease was primarily due to the timing of capital projects. Commitments for capital expenditures at December 31, 2003 totaled $10.4 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet income tax obligations which arise from the exercise or vesting of incentive stock options, restricted stock or performance shares. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2003, no shares were repurchased under these repurchase programs.

As of December 31, 2003, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2003, the Company also acquired 5,509 shares of its common stock, valued at $0.1 million, which were tendered for the exercise of stock options.

LIQUIDITY

On March 6, 2002, the Company amended and restated its Revolving Line of Credit Agreement (the "Credit Line"), increasing the aggregate borrowing capacity to $150 million and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The Credit Line requires no principal payments during the term of the agreement and is due upon final maturity. On December 31, 2003, the Credit Line had an outstanding balance of $114.0 million, leaving $36.0 million available for future use or for letters of credit.

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

On September 24, 2003, the Company filed with the Securities and Exchange Commission ("SEC") a shelf registration statement regarding $150 million of its securities. The registration statement has since been declared effective by the SEC and allows the Company to complete one or more offerings of its common stock, preferred stock, debt securities or warrants. The Company intends to use the net proceeds from any offering for acquisitions, capital expenditures, repayment of borrowings, working capital and other general corporate purposes.

Management currently expects the Company's cash flows in 2004 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

CONTRACTUAL OBLIGATIONS

At December 31, 2003, certain of the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in thousands):

                                                                   Payments Due by Period
                                                   -------------------------------------------------------
                                                   Less than                                    More than
                                        Total         1 year    1 - 3 years    3 - 5 years        5 years
----------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
Long-term debt                       $182,631        $16,875       $154,000         $3,750         $8,006
Operating leases                       17,409          3,469          4,932          2,861          6,147
Purchase obligations                   35,258         35,210             48             --             --
----------------------------------------------------------------------------------------------------------
Total                                $235,298        $55,554       $158,980         $6,611        $14,153
==========================================================================================================

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $57.1 million of other non-current liabilities recorded in the balance sheet, which primarily consists of pension and other postretirement liabilities, because the timing of payments related to such liabilities is uncertain.

MARKET RISK

The Company is exposed to market risk related to changes in interest rates as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. dollar across relevant foreign currencies, principally the euro and British pound, the potential losses in future earnings, fair value and cash flows are not material to the Company.

CONTINGENCIES

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the substantial majority of the plaintiffs are not physically impaired with a disease attributable to the alleged exposure.

Predecessors to the Company manufactured, distributed and sold the products allegedly at issue in the pending asbestos and silicosis litigation lawsuits. The Company has potential responsibility for certain contingent liabilities with respect to these products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company, nor its predecessors, ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos containing components used in the products at issue were completely encapsulated in a protective non-asbestos binder and enclosed within the subject products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending, and future, asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the substantial majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to the inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

NEW ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures in Note 1 to the Consolidated Financial Statements.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. This issue

                                         GARDNER DENVER 2003 ANNUAL REPORT  19

Management's Discussion and Analysis

addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the third quarter of 2003. The Company has adopted the provisions of EITF 00-21, which did not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises of variable interest entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the interest entities do not effectively disperse risks among the parties involved. This interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no variable interest entities and has adopted this interpretation which did not have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted this statement which did not have a material impact on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the statement also requires disclosures of various elements of pension and other postretirement benefit costs on an interim basis. The Company has adopted SFAS No. 132 (revised) and included the required disclosures in Note 7 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although actual results could differ materially under different assumptions or conditions.

INVENTORIES

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2003, $40.4 million (63%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remaining $23.9 million (37%) accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

GOODWILL AND OTHER INTANGIBLES

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2003, the Company completed its annual impairment test and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

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

PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected rates of return on plan assets and expected health care trend rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). In addition, due to the significant declines in the financial markets during the past few years, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2003. As a result, the Company has recorded a cumulative reduction to stockholders' equity (accumulated other comprehensive income) in the amount of $5.2 million (after tax) as of December 31, 2003. This non-cash reduction in stockholders' equity did not impact the Company's compliance with its existing debt covenants and could be reversed in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to or exceed fully funded status. However, depending upon the performance of the equity and bond markets in 2004 and beyond, the Company could also be required to record additional charges to stockholders' equity in the future. Due to the market trends of the past few years (i.e., lower interest rates and asset returns and increasing health care costs) and lower amortization gains from prior service costs, pension and other postretirement benefit expense is expected to increase by approximately $1.2 million in 2004 (excluding the incremental expense associated with the Syltone acquisition).

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

The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: (1) the ability to maintain and to enter into key purchasing, supply and outsourcing relationships; (2) the ability to effectively manage the transition of iron casting supply to alternate sources and the skill, commitment and availability of such alternate sources; (3) the ability to identify, negotiate and complete future acquisitions; (4) the speed with which the Company is able to integrate acquisitions and realize the related financial benefits; (5) the successful implementation of other strategic initiatives, including, without limitation, restructuring plans, inventory reduction programs and other cost reduction efforts; (6) the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; (7) changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products; (8) pricing of the Company's products; (9) the degree to which the Company is able to penetrate niche and international markets; (10) changes in currency exchange rates (primarily between the U.S. dollar, the euro and the British pound); (11) changes in interest rates; (12) the ability to attract and retain quality management personnel; (13) market performance of pension plan assets and changes in discount rates used for actuarial assumptions in pension and other postretirement obligation and expense calculations; (14) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against the Company;
(15) the development and acceptance of the Company's new product offerings; and (16) the continued successful implementation and utilization of the Company's electronic services.

The Company does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future.

                                         GARDNER DENVER 2003 ANNUAL REPORT  21

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with appropriate accounting principles generally accepted in the United States. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. The Company believes that its disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

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

The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for overseeing the Company's financial reporting process. The Committee meets with management and internal audit periodically to review their activities and ensure that management and internal audit are properly discharging their responsibilities. The Committee also meets periodically with the independent auditors, who are responsible to the Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide a reasonable basis that the financial statements, in all material respects, are fairly presented in conformity with accounting principles generally accepted in the United States.


/s/ Ross J. Centanni

Ross J. Centanni
Chairman, President and
Chief Executive Officer



/s/ Philip R. Roth

Philip R. Roth
Vice President, Finance and
Chief Financial Officer

Reports of Independent Public Accountants

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Gardner Denver, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the addition of the transitional disclosures detailed in Note 5, in their report dated
February 6, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As detailed in Note 5, the December 31, 2001 consolidated financial statements, which were audited by other auditors who have ceased operations, include the addition of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company in the year ending December 31, 2002. In our opinion, the disclosures for December 31, 2001 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2001 consolidated financial statements of Gardner Denver, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2001 consolidated financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
January 30, 2004

------------------------------------------------------------------------------
This is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.


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

/s/ Arthur Andersen LLP

St. Louis, Missouri
February 6, 2002

(except with respect to the matter discussed in Note 9, as to which the date is March 6, 2002)


                                       GARDNER DENVER 2003 ANNUAL REPORT  23

Consolidated Statements of Operations
(dollars in thousands, except per share amounts)

                                                                              Year ended December 31,
                                                                      ---------------------------------------
                                                                          2003           2002           2001
-------------------------------------------------------------------------------------------------------------
Revenues                                                              $439,530        418,158        419,770
Costs and expenses:
   Cost of sales (excluding depreciation and amortization)             307,753        289,631        294,249
   Depreciation and amortization                                        14,566         14,139         17,567
   Selling and administrative expenses                                  85,326         79,400         69,678
   Interest expense                                                      4,748          6,365          6,796
   Other income, net                                                    (3,221)          (204)        (3,203)
-------------------------------------------------------------------------------------------------------------
                                                                       409,172        389,331        385,087
-------------------------------------------------------------------------------------------------------------

Income before income taxes                                              30,358         28,827         34,683
Provision for income taxes                                               9,715          9,225         12,659
-------------------------------------------------------------------------------------------------------------

Net income                                                            $ 20,643         19,602         22,024
=============================================================================================================

Basic earnings per share                                              $   1.29           1.24           1.42
=============================================================================================================

Diluted earnings per share                                            $   1.27           1.22           1.40
=============================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
(dollars in thousands, except per share amounts)

                                                                                           December 31,
                                                                                    ------------------------
                                                                                        2003           2002
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and equivalents                                                              $132,803         25,667
  Receivables (net of allowances of $4,534 in 2003 and $5,279 in 2002)                81,345         74,490
  Inventories, net                                                                    64,327         67,448
  Deferred income taxes                                                                3,652          5,902
  Other current assets                                                                 5,682          4,268
------------------------------------------------------------------------------------------------------------
    Total current assets                                                             287,809        177,775
------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                    75,428         76,162
Goodwill                                                                             205,488        201,761
Other intangibles, net                                                                10,341          9,418
Deferred income taxes                                                                  5,374         10,160
Other assets                                                                           5,293          3,454
------------------------------------------------------------------------------------------------------------
    Total assets                                                                    $589,733        478,730
============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt                                              $ 16,875          7,500
  Accounts payable and accrued liabilities                                            84,081         76,709
------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        100,956         84,209
------------------------------------------------------------------------------------------------------------

Long-term debt, less current maturities                                              165,756        112,663
Postretirement benefits other than pensions                                           32,110         34,539
Other liabilities                                                                     25,006         24,396
------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                323,828        255,807
------------------------------------------------------------------------------------------------------------

Stockholders' equity:
  Common stock, $0.01 par value; 50,000,000 shares authorized; 16,117,026
   and 15,942,138 shares outstanding in 2003 and 2002, respectively                      178            177
  Capital in excess of par value                                                     174,474        171,047
  Retained earnings                                                                  102,307         81,664
  Accumulated other comprehensive income (loss)                                       14,893         (4,146)
  Treasury stock at cost, 1,721,862 and 1,716,353 shares in 2003
   and 2002, respectively                                                            (25,947)       (25,819)
------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                       265,905        222,923
------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                    $589,733        478,730
============================================================================================================

The accompanying notes are an integral part of these statements.



                                       GARDNER DENVER 2003 ANNUAL REPORT  25

Consolidated Statements of Stockholders' Equity
(dollars in thousands)

                                                                                       Accumulated
                                                   Capital In                                Other          Total
                                          Common    Excess of   Treasury   Retained  Comprehensive  Stockholders'  Comprehensive
                                           Stock    Par Value      Stock   Earnings  Income (Loss)         Equity         Income
---------------------------------------------------------------------------------------------------------------------------------

Balance January 1, 2001                     $170      160,343   (24,508)     40,038         (4,895)       171,148
=================================================================================================================
Stock issued for benefit plans and options     4        5,919                                               5,923
Treasury stock                                                   (1,094)                                   (1,094)
Net income                                                                   22,024                        22,024         22,024
Foreign currency translation adjustments                                                       727            727            727
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          22,751
                                                                                                                          =======
Balance December 31, 2001                   $174      166,262   (25,602)     62,062         (4,168)       198,728
=================================================================================================================

Stock issued for benefit plans and options     3        4,785                                               4,788
Treasury stock                                                     (217)                                     (217)
Net income                                                                   19,602                        19,602         19,602
Foreign currency translation adjustments                                                     8,482          8,482          8,482
Minimum pension liability adjustments,
 net of tax of $4,976                                                                       (8,460)        (8,460)        (8,460)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          19,624
                                                                                                                          =======
Balance December 31, 2002                   $177      171,047   (25,819)     81,664         (4,146)       222,923
=================================================================================================================

Stock issued for benefit plans and options     1        3,427                                               3,428
Treasury stock                                                     (128)                                     (128)
Net income                                                                   20,643                        20,643         20,643
Foreign currency translation adjustments                                                    15,734         15,734         15,734
Minimum pension liability adjustments,
 net of tax of $(1,678)                                                                      3,305          3,305          3,305
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          39,682
                                                                                                                          =======
Balance December 31, 2003                   $178      174,474   (25,947)    102,307         14,893        265,905
=================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(dollars in thousands)

                                                                                                 Year ended December 31,
                                                                                         ---------------------------------------
                                                                                             2003           2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                             $ 20,643         19,602         22,024
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                          14,566         14,139         17,567
    Unrealized foreign currency transaction gain                                           (3,212)            --             --
    Net (gain)/loss on asset dispositions                                                    (370)           (20)            46
    LIFO liquidation income                                                                  (367)          (394)          (502)
    Stock issued for employee benefit plans                                                 2,434          2,342          2,471
    Deferred income taxes                                                                   5,724          2,455            615
    Changes in assets and liabilities:
      Receivables                                                                          (3,568)        13,321          6,105
      Inventories                                                                           7,270         11,254          1,200
      Accounts payable and accrued liabilities                                              4,095         (9,313)        (4,294)
      Other assets and liabilities, net                                                      (932)          (905)        (1,079)
--------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                         46,283         52,481         44,153
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures                                                                    (11,950)       (13,641)       (11,524)
  Disposals of property, plant and equipment                                                1,959            200             97
  Foreign currency hedging transactions                                                        --             (5)           (31)
  Business acquisitions, net of cash acquired                                              (2,402)            --        (82,907)
  Other                                                                                      (516)            --             --
--------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                            (12,909)       (13,446)       (94,365)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Principal payments on long-term debt                                                    (59,532)      (109,442)       (90,151)
  Proceeds from long-term debt                                                            122,000         62,000        139,000
  Proceeds from stock options                                                                 993          2,446          3,452
  Purchase of treasury stock                                                                 (128)          (217)        (1,094)
  Other                                                                                      (302)          (754)          (421)
--------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                               63,031        (45,967)        50,786
--------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and equivalents                                    10,731          2,619           (833)
--------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and equivalents                                               107,136         (4,313)          (259)
Cash and equivalents, beginning of year                                                    25,667         29,980         30,239
--------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                                        $132,803         25,667         29,980
================================================================================================================================

The accompanying notes are an integral part of these statements.



                                       GARDNER DENVER 2003 ANNUAL REPORT  27

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)

------------------------------------------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

REVENUE RECOGNITION

The Company recognizes product revenue when the products are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when services are performed and earned and collection is reasonably assured.

CASH EQUIVALENTS

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less. As of December 31, 2003, (pound)62.4 million ($111.4 million) in cash was deposited on account to acquire the shares of Syltone (See Note 16).
These funds were restricted for such use until the acquisition was consummated or the Company's offer to purchase such shares expired.

INVENTORIES

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2003, $40.4 million (63%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis, with the remaining $23.9 million (37%) accounted for on a last-in, first-out (LIFO) basis.

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

Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2003, the Company completed its annual impairment test and determined that no impairment existed.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to dispose.

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

PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include the discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

INCOME TAXES

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

RESEARCH AND DEVELOPMENT

Costs for research and development are expensed as incurred and were $2,808, $2,398 and $2,476 for the years ended December 31, 2003, 2002 and 2001, respectively.

FINANCIAL INSTRUMENTS

There were no off-balance sheet derivative financial instruments as of December 31, 2003 or 2002.

STOCK-BASED COMPENSATION

As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to SFAS No. 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards outstanding during 2003, 2002 and 2001 consistent with the provisions of this Statement, the Company's net income and earnings per share would have been as shown in the table below:

                                                                      Year ended December 31,
                                                                   ------------------------------
                                                                      2003       2002       2001
-------------------------------------------------------------------------------------------------
Net income, as reported                                            $20,643     19,602     22,024
Less: Total stock-based employee compensation expense determined
  under fair value method, net of related tax effects               (1,252)    (1,274)    (1,293)
-------------------------------------------------------------------------------------------------
Pro forma net income                                               $19,391     18,328     20,731
=================================================================================================

Basic earnings per share, as reported                              $  1.29       1.24       1.42
Basic earnings per share, pro forma                                $  1.21       1.16       1.33

Diluted earnings per share, as reported                            $  1.27       1.22       1.40
Diluted earnings per share, pro forma                              $  1.19       1.14       1.31
=================================================================================================

Compensation costs charged against income (net of tax) for restricted stock issued under the Company's Incentive Plan totaled $0.2 million in 2003. There were no restricted stock awards in 2002 or 2001.

COMPREHENSIVE INCOME

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary and additional minimum pension liability (net of income taxes). See Note 7 for further discussion of additional minimum pension liability adjustments.

NEW ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures above.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to

                                       GARDNER DENVER 2003 ANNUAL REPORT  29

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)

separately account for some or all of the deliverables. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the third quarter of 2003. The Company has adopted the provisions of EITF 00-21, which did not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises of variable interest entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the interest entities do not effectively disperse risks among the parties involved. This interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no variable interest entities and has adopted this statement, which did not have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted this statement which did not have a material impact on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the statement also requires disclosures of various elements of pension and other postretirement benefit costs on an interim basis. The Company has adopted SFAS No. 132 (revised) and included the required disclosures in Note 7 to the Consolidated Financial Statements.

------------------------------------------------------------------------------
NOTE 2: ACQUISITIONS

In August 2003, the Company paid $2.4 million to acquire certain assets and assume certain liabilities of a small machine shop operation in Odessa, Texas. This operation services and repairs well stimulation and drilling pumps serving the Permian Basin and thus, its financial results were included in the Pump Products segment from the date of acquisition. There are no additional contingent payments or commitments related to this acquisition. The amounts assigned to goodwill and other intangible assets were inconsequential.

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

The following table summarizes supplemental pro forma information as if the Hoffman and Belliss & Morcom acquisitions had been completed on January 1, 2000:

                                                  Year ended December 31, 2001
                                                           (Unaudited)
-------------------------------------------------------------------------------
Revenues                                                              $481,285
Net income                                                              23,618
Diluted earnings per share                                            $   1.50
===============================================================================

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

-------------------------------------------------------------------------------
NOTE 3: INVENTORIES

                                                             December 31,
                                                     -------------------------
                                                        2003             2002
------------------------------------------------------------------------------
Raw materials, including parts and subassemblies     $33,850           33,400
Work-in-process                                        7,850            9,077
Finished goods                                        24,731           27,630
Perishable tooling and supplies                        2,429            2,456
------------------------------------------------------------------------------
                                                      68,860           72,563
Excess of FIFO costs over LIFO costs                  (4,533)          (5,115)
------------------------------------------------------------------------------
  Inventories, net                                   $64,327           67,448
==============================================================================

During 2003, 2002 and 2001, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2003, 2002 and 2001 by $249, $268 and $319, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 2001 through 2003, the LIFO liquidation income was recorded in the fourth quarter. The Company believes that FIFO costs in the aggregate approximates replacement or current cost and thus the excess of replacement or current cost over LIFO value was $4.5 million as of December 31, 2003.

------------------------------------------------------------------------------
NOTE 4: PROPERTY, PLANT AND EQUIPMENT

                                                           December 31,
                                                   ---------------------------
                                                        2003             2002
------------------------------------------------------------------------------
Property, plant and equipment:
  Land and land improvements                       $   8,710            8,189
  Buildings                                           41,727           41,779
  Machinery and equipment                            114,594          107,366
  Tooling, dies, patterns, etc.                       13,884           12,759
  Office furniture and equipment                      14,574           13,143
  Other                                                6,780            6,099
  Construction in progress                             2,612            4,758
------------------------------------------------------------------------------
                                                     202,881          194,093
  Accumulate depreciation                           (127,453)        (117,931)
------------------------------------------------------------------------------
    Property, plant and equipment, net             $  75,428           76,162
==============================================================================

------------------------------------------------------------------------------
NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, the Company has adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization. Net income and basic and diluted earnings per share for the year ended December 31, 2001, adjusted to exclude goodwill amortization, are as follows:

                                                           Year ended December 31, 2001
----------------------------------------------------------------------------------------
Reported net income                                                             $22,024

Adjustments: goodwill amortization (net of income taxes)                          3,760
----------------------------------------------------------------------------------------
Adjusted net income                                                             $25,784
========================================================================================
Basic earnings per share:
  Reported                                                                      $  1.42
  Adjusted                                                                      $  1.66
Diluted earnings per share:
  Reported                                                                      $  1.40
  Adjusted                                                                      $  1.63
========================================================================================

                                       GARDNER DENVER 2003 ANNUAL REPORT  31

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)


The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2002 and 2003 are as follows:

                                                       Compressed Air            Pump
                                                             Products        Products
--------------------------------------------------------------------------------------
Balance as of January 1, 2002                                $157,614          25,531

Adjustment due to finalization of purchase price
   allocations for businesses acquired in 2001                 16,213              --
Foreign currency translation                                    2,403              --
--------------------------------------------------------------------------------------
Balance as of December 31, 2002                               176,230          25,531
--------------------------------------------------------------------------------------

Goodwill acquired during the year                                  --             103
Foreign currency translation                                    3,624              --
--------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003                              $179,854          25,634
======================================================================================

Other intangible assets at December 31, 2003 and 2002 consisted of the following:

                                           DECEMBER 31, 2003                   December 31, 2002
                                    -------------------------------------------------------------------
                                    GROSS CARRYING      ACCUMULATED     Gross Carrying     Accumulated
                                            AMOUNT     AMORTIZATION             Amount    Amortization
-------------------------------------------------------------------------------------------------------
Amortized intangible assets:
  Acquired technology                      $13,312         $ (8,002)            10,936          (6,853)
  Other                                      4,238           (2,264)             4,541          (2,163)
Unamortized intangible assets:
  Trademarks                                 3,057               --              2,957              --
-------------------------------------------------------------------------------------------------------
    Total other intangible assets          $20,607         $(10,266)            18,434          (9,016)
=======================================================================================================

The purchase price allocations for Hoffman and Belliss & Morcom were finalized during the quarter ended September 30, 2002, upon completion of valuations of the acquired, separately identifiable intangible assets (other than goodwill). Pursuant to the valuations, the fair value of separately identifiable assets was reduced from the Company's previous fair value estimates with a corresponding increase in the purchase price allocated to goodwill. The impact on amortization expense as a result of the finalization of the purchase price allocations was insignificant.

Amortization of intangible assets was $1.4 million in 2003. Amortization of intangible assets is anticipated to be approximately $3.5 million per year for 2004 through 2008. This amount includes an estimate for amortization of intangible assets with finite useful lives acquired in the Syltone acquisition. See Note 16 for further information on the Syltone acquisition.

------------------------------------------------------------------------------
NOTE 6: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                              December 31,
                                                                       ------------------------
                                                                          2003            2002
-----------------------------------------------------------------------------------------------
Accounts payable - trade                                               $39,691          35,385
Salaries, wages and related fringe benefits                             14,661          11,831
Product warranty                                                         6,635           7,060
Product liability, workers' compensation and other insurance             5,046           5,127
Other                                                                   18,048          17,306
-----------------------------------------------------------------------------------------------
     Total accounts payable and accrued liabilities                    $84,081          76,709
===============================================================================================

A reconciliation of the changes in the product warranty liability for the years ended December 31, 2002 and 2003 is as follows:

-------------------------------------------------------------------------
Balance as of December 31, 2001                                  $ 7,578

Product warranty accruals                                          5,281
Settlements                                                       (6,126)
Other (primarily foreign currency translation)                       327
-------------------------------------------------------------------------
Balance as of December 31, 2002                                    7,060
-------------------------------------------------------------------------

Product warranty accruals                                          5,420
Settlements                                                       (6,171)
Other (primarily foreign currency translation)                       326
-------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003                                  $ 6,635
=========================================================================

-------------------------------------------------------------------------
NOTE 7: PENSION AND OTHER POSTRETIREMENT BENEFITS


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

With respect to the 2001 Hoffman acquisition, the accumulated benefit obligation and plan assets related to the defined benefit plans, covering substantially all full-time employees, were transferred to the Company pursuant to the purchase agreement. With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the United Kingdom and are provided retirement benefits under a contributory defined benefit pay and service related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also required the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer and thus an estimate of this receivable was included in the reconciliation of fair value of plan assets table presented below. During 2003, the Company settled this receivable resulting in adjustments to the benefit obligation and fair value of plan assets for non-U.S. pension plans. These adjustments are included on the "acquisitions" line in the reconciliation table below.

Due to the significant declines in the financial markets, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes of $5.0 million), in the fourth quarter of 2002. During 2003, the financial markets and the assets of the Company's funded benefit pension plans experienced significant gains. As a result, the Company recorded a credit to accumulated other comprehensive income of $3.3 million (net of income taxes of $1.7 million) to reduce its additional minimum pension liability.

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

                                       GARDNER DENVER 2003 ANNUAL REPORT  33

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)


separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") became law in the U.S. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of its benefit obligations or costs. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, will be adopted by the Company to the extent applicable.

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2003, and a statement of the funded status as of December 31, 2003 and 2002:

                                                                 Pension Benefits
                                                   --------------------------------------------
                                                        U.S.  Plans            Non-U.S. Plans      Postretirement Benefits
                                                   --------------------------------------------    -----------------------
                                                       2003        2002        2003        2002           2003        2002
---------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                            $ 55,176      54,235    $ 26,997       3,147       $ 28,391      30,371
Service cost                                          1,977       2,188       1,539       1,301             12          17
Interest cost                                         3,400       3,629       1,447       1,331          1,685       1,939
Actuarial loss (gain)                                 2,133        (214)      3,640       3,237            139      (1,154)
Employee contributions                                   --          --         415         372             --          --
Benefit payments                                     (4,668)     (4,662)       (928)       (182)        (2,563)     (2,272)
Acquisitions                                             --          --      (2,667)     15,270             --        (510)
Effect of foreign currency exchange rate changes         --          --       3,458       2,521             --          --
---------------------------------------------------------------------------------------------------------------------------
   Obligation at December 31                       $ 58,018      55,176    $ 33,901      26,997       $ 27,664      28,391
===========================================================================================================================

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1             $ 40,539      50,198    $ 18,358          --
Actual return on plan assets                          7,304      (5,527)      3,891        (893)
Acquisitions                                             --          --        (996)     17,196
Employer contributions                                1,130         529          39          92
Employee contributions                                   --           1         415         372
Benefit payments                                     (4,668)     (4,662)       (857)       (182)
Effect of foreign currency exchange rate changes         --          --       2,209       1,773
---------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at December 31        $ 44,305      40,539    $ 23,059      18,358
===========================================================================================================================

FUNDED STATUS
Funded status at December 31                       $(13,713)    (14,639)   $(10,842)     (8,637)      $(27,664)    (28,391)
Unrecognized transition liability                         9          13          --          --             --          --
Unrecognized prior-service cost                        (537)       (623)         --          --           (744)     (1,349)
Unrecognized loss (gain)                              8,989      11,314       6,329       6,766         (6,082)     (7,180)
---------------------------------------------------------------------------------------------------------------------------
   Accrued benefit liability                       $ (5,252)     (3,935)   $ (4,513)     (1,871)      $(34,490)    (36,920)
===========================================================================================================================

The total pension and other postretirement accrued benefit liability is included in the balance sheets in the following captions:

                                                                                       December 31,
                                                                            ---------------------------------
                                                                                2003                    2002
-------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                       $  3,298                   4,975
Accounts payable and accrued liabilities                                      (2,380)                 (2,381)
Postretirement benefits other than pensions                                  (32,110)                (34,539)
Other liabilities                                                            (18,218)                (19,241)
Accumulated other comprehensive income                                         5,155                   8,460
-------------------------------------------------------------------------------------------------------------
   Total pension and other postretirement accrued benefit liability         $(44,255)                (42,726)
=============================================================================================================

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 and 2002 are as follows:

                                                                    December 31,
                                                  -----------------------------------------------
                                                         U.S. Plans             Non-U.S. Plans
                                                  -----------------------------------------------
                                                        2003        2002        2003        2002
-------------------------------------------------------------------------------------------------
Accumulated benefit obligation                       $57,890      54,907      $4,874      23,061
Fair value of plan assets                             44,305      40,539          --      18,358
=================================================================================================

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2003, 2002 and 2001:

                                                      Pension Benefits
                            --------------------------------------------------------------------                Other
                                         U.S. Plans                       Non-U.S. Plans               Postretirement Benefits
                            --------------------------------------------------------------------   -------------------------------
                               2003        2002        2001        2003        2002        2001      2003        2002        2001
----------------------------------------------------------------------------------------------------------------------------------
Service cost                $ 1,977       2,188       1,989     $ 1,539       1,301          83    $   12          17          23
Interest cost                 3,400       3,629       3,520       1,447       1,331         181     1,685       1,939       2,083
Expected return on plan
 assets                      (3,269)     (4,180)     (4,441)     (1,474)     (1,717)         --        --          --          --
Amortization of transition
 liability                        5           5           4          --           3           6        --          --          --
Amortization of prior-
 service cost                   (86)        (86)        (86)         --          --          --      (606)     (1,206)     (1,307)
Amortization of net loss
 (gain)                         421          --           2         230           3          --      (958)       (829)     (1,030)
----------------------------------------------------------------------------------------------------------------------------------
    Net periodic benefit
     expense (income)         2,448       1,556         988       1,742         921         270    $  133         (79)       (231)
Defined contribution plans    2,548       2,576       2,816       1,378       1,281         872    ===============================
------------------------------------------------------------------------------------------------
    Total retirement
     expense                $ 4,996       4,132       3,804     $ 3,120       2,202       1,142
================================================================================================

The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

                                                                   Pension and Other Postretirement Benefits
                                                        -----------------------------------------------------------------
                                                                 U.S. Plans                        Non-U.S. Plans
                                                        -----------------------------------------------------------------
                                                        2003        2002        2001        2003        2002        2001
-------------------------------------------------------------------------------------------------------------------------
Discount rate (1)                                       6.5%         6.8         7.3        5.5%         5.6         6.0
Rate of increase in compensation levels (2)             5.0%         5.0         5.0        3.5%         3.3         2.5
Expected long-term rate of return on assets (2)         9.0%         9.0         9.0        8.3%         8.3         N/A
=========================================================================================================================

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate

(2) Applies only to pension plans

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2003 was 7.3% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2010 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                                                  One-Percentage Point
                                                                            --------------------------------
                                                                            Increase                Decrease
------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of
   net periodic other postretirement benefit cost - increase (decrease)         7.3%                  (6.5%)
Effect on the postretirement benefit obligation - increase (decrease)           7.8%                  (6.9%)
============================================================================================================

                                       GARDNER DENVER 2003 ANNUAL REPORT  35

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)


With respect to its U.S. funded pension plans, the Company attempts to achieve a long-term rate of return of 9% by setting an investment policy which targets an asset portfolio split between equity (70%) and debt (30%) securities. Investment policy targets are further broken down by U.S. large cap equity securities (50%), U.S. small to medium cap securities (15%), non-U.S. equity funds (5%), U.S. investment grade debt securities (25%) and U.S. high yield debt securities (5%).

The Company's U.S. pension plans' actual weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

                                                     2003%              2002
-----------------------------------------------------------------------------
Equity securities                                    69.4%              65.4
Debt securities                                      28.6%              34.5
Other                                                 2.0%               0.1
-----------------------------------------------------------------------------
   Total                                              100%               100
============================================================================

The Company currently expects to contribute approximately $4 million to its U.S. funded pension plans in 2004 based upon current government regulations. Although a number of bills have recently been proposed in the U.S. Congress that could significantly affect pension funding rules, none of the current proposals would increase the Company's expected contributions in 2004.

-----------------------------------------------------------------------------
NOTE 8: STOCK-BASED COMPENSATION PLANS

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 3,500,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2003, the Company has granted options on 3,360,309 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2001, 2002 and 2003 expire ten years after the date of grant.

Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2003 and 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 900,000 shares for issuance under this plan. In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period.

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

In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering was January 2, 2004, at which time employees elected to purchase 94,965 shares at an offering price of $12.72 per share, 85% of the fair market price on the offering date.

In November 2003, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2002 offering. The exercise date for the 2003 offering is January 3, 2005. As of December 31, 2003, employees had enrolled to purchase 78,113 shares under the 2003 offering.

A summary of the status of the Company's Incentive Plan at December 31, 2003, 2002 and 2001, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                                        2003                    2002                    2001
                                          -------------------------------------------------------------------
                                                   WTD. AVG.               Wtd. Avg.               Wtd. Avg.
                                                    EXERCISE                Exercise                Exercise
                                          SHARES       PRICE      Shares       Price      Shares       Price
-------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year     1,144      $17.56       1,106      $17.26       1,071      $16.60
Granted                                      264       17.89         221       20.35         204       19.78
Exercised                                    (13)      15.25         (85)      16.37        (145)      15.08
Forfeited                                    (28)      23.20         (98)      21.45         (24)      23.75
-------------------------------------------------------------------------------------------------------------
  Options outstanding, end of year         1,367      $17.54       1,144      $17.56       1,106      $17.26
=============================================================================================================
Options exercisable, end of year             940      $17.07         776      $16.54         690      $16.93
=============================================================================================================

The following table summarizes information about fixed-price stock options outstanding at December 31, 2003 (underlying shares in thousands):

                                                   Options Outstanding                  Options Exercisable
                                                 --------------------------------------------------------------
                                                               Wtd. Avg.
                                                      Number   Remaining   Wtd. Avg.        Number   Wtd. Avg.
                                                 Outstanding Contractual    Exercise   Exercisable    Exercise
Range of Exercise Prices                         at 12/31/03        Life       Price   at 12/31/03       Price
---------------------------------------------------------------------------------------------------------------
  $ 5.00 - 10.00                                         201   2.4 years       $8.74           201      $ 8.74
   10.01 - 15.00                                         161         5.4       12.79           161       12.79
   15.01 - 20.00                                         802         7.3       18.47           379       18.38
   20.01 - 30.00                                         203         4.3       26.36           199       26.47
===============================================================================================================

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 2.4%, 3.0% and 3.9%; expected volatility of 35%, 35% and 36%; and expected lives of 3.8, 3.3 and 3.5 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2003, 2002 and 2001 were $5.77, $5.84 and $6.67, respectively.

------------------------------------------------------------------------------
NOTE 9: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

                                                                           December 31,
                                                                ---------------------------------
                                                                    2003                    2002
-------------------------------------------------------------------------------------------------
Credit Line, due 2005 (1)                                       $114,000                  44,000
Term Loan, due 2007 (2)                                           45,625                  48,125
Unsecured Senior Note, due 2006 (3)                               15,000                  20,000
Variable Rate Industrial Revenue Bonds, due 2018 (4)               8,000                   8,000
Other                                                                  6                      38
-------------------------------------------------------------------------------------------------
Long-term debt including current maturities                      182,631                 120,163
Current maturities of long-term debt                              16,875                   7,500
-------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                         $165,756                 112,663
=================================================================================================

(1) The loans under this facility may be denominated in U.S. dollars or several foreign currencies. At December 31, 2003, the outstanding balance consisted of U.S. dollar borrowings of $114,000. The interest rates under the facility vary and are based on prime, federal funds and/or LIBOR for the applicable currency, and the Company's debt to adjusted income ratio. As of December 31, 2003, the rate for the U.S. dollar loan was 2.6%, and averaged 2.5% for the year ended December 31, 2003.

(2) The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2003, this rate was 2.2% and averaged 2.3% for the year ended December 31, 2003.

(3) The interest rate of 7.3% is fixed until maturity.

(4) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2003, this rate was 1.3% and averaged 1.1% for the year ended December 31, 2003.

                                       GARDNER DENVER 2003 ANNUAL REPORT  37

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)


On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement with an aggregate $125,000 borrowing capacity (the "Credit Line") and terminated a previous agreement. On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. On December 31, 2003, the Credit Line had an outstanding balance of $114,000, leaving $36,000 available for future use or to issue as letters of credit.

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

Maturities of long-term debt for the five years subsequent to December 31, 2003 and thereafter, are $16,875, $134,000, $20,000, $3,750, $0 and $8,006,
respectively.

Cash paid for interest in 2003, 2002 and 2001 was $4,498, $6,263 and $6,900,
respectively.

The rentals for all operating leases were $3,818, $3,357, and $2,981 in 2003, 2002 and 2001, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2003 and thereafter are $3,469, $2,766, $2,166, $1,566, $1,295 and $6,147,
respectively.

------------------------------------------------------------------------------
NOTE 10: STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

At December 31, 2003 and 2002, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2003 and 2002 were 16,117,026 and 15,942,138, respectively. No shares of preferred stock were issued or outstanding at December 31, 2003 or 2002. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share:

                                                                       Year ended December 31,
                                --------------------------------------------------------------------------------------------------
                                               2003                              2002                           2001
----------------------------------------------------------------------------------------------------------------------------------
                                                           AMT.                              Amt.                            Amt.
                                    NET     WTD. AVG.       PER       Net     Wtd. Avg.       Per       Net     Wtd. Avg.     Per
                                 INCOME        SHARES     SHARE    Income        Shares     Share    Income        Shares   Share
----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Income available to
  common stockholders           $20,643    16,060,979     $1.29   $19,602    15,854,239     $1.24   $22,024    15,552,543   $1.42

DILUTED EARNINGS PER SHARE:
Effect of dilutive securities:
 Stock options granted
   and outstanding                   --       251,189                  --       187,356                  --       230,582
----------------------------------------------------------------------------------------------------------------------------------
 Income available to
   common stockholders
   and assumed conversions      $20,643    16,312,168     $1.27   $19,602    16,041,595     $1.22   $22,024    15,783,125   $1.40
==================================================================================================================================

------------------------------------------------------------------------------
NOTE 11: INCOME TAXES

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                    2003        2002        2001
-------------------------------------------------------------------------------------------------
Income taxes:
   Current:
      U.S. federal                                                $2,977       4,944       9,708
      U.S. state and local                                           340         542       1,109
      Non-U.S.                                                       611       1,229       1,149
-------------------------------------------------------------------------------------------------
        Current                                                    3,928       6,715      11,966
-------------------------------------------------------------------------------------------------
   Deferred:
      U.S. federal                                                 4,753       2,253         622
      U.S. state and local                                           543         257          71
      Non-U.S.                                                       491          --          --
-------------------------------------------------------------------------------------------------
        Deferred                                                   5,787       2,510         693
-------------------------------------------------------------------------------------------------
      Provision for income taxes                                  $9,715       9,225      12,659
=================================================================================================

The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

                                                                      Year ended December 31,
                                                                  -----------------------------
                                                                  2003        2002        2001
-----------------------------------------------------------------------------------------------
U.S. federal income tax rate                                      35.0%       35.0        35.0
  Changes in the tax rate resulting from:
    State and local income taxes                                   2.6         2.5         3.1
    Nondeductible goodwill                                          --          --         3.5
    Export benefit                                                (3.0)       (2.8)       (2.3)
    Other, net                                                    (2.6)       (2.7)       (2.8)
-----------------------------------------------------------------------------------------------
    Effective income tax rate                                     32.0%       32.0        36.5
===============================================================================================

                                                                          December 31,
                                                              ---------------------------------
                                                                  2003                    2002
-----------------------------------------------------------------------------------------------
Components of deferred tax balances:
  Deferred tax assets:
    Reserves and accruals                                     $ 14,506                  15,722
    Postretirement benefits other than pensions                 13,446                  14,394
    Other                                                        3,014                   1,156
-----------------------------------------------------------------------------------------------
      Total deferred tax assets                                 30,966                  31,272
-----------------------------------------------------------------------------------------------
  Deferred tax liabilities:
    LIFO inventory                                              (3,493)                 (3,051)
    Plant and equipment                                         (7,763)                 (6,318)
    Intangibles                                                 (7,698)                 (4,530)
    Other                                                       (2,986)                 (1,311)
-----------------------------------------------------------------------------------------------
    Total deferred tax liabilities                             (21,940)                (15,210)
-----------------------------------------------------------------------------------------------
    Net deferred tax assets                                   $  9,026                  16,062
===============================================================================================

                                       GARDNER DENVER 2003 ANNUAL REPORT  39

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)



For U.S. income tax purposes, the Foreign Sales Corporation (FSC) has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. Consistent with the FSC, the EIE lowers the effective tax rate on income from U.S. export sales.

Income before income taxes of non-U.S. operations for 2003, 2002 and 2001 was $6,445, $6,611 and $5,963, respectively.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $28 million at December 31, 2003) because the Company intends to reinvest such earnings indefinitely or distribute them only when available foreign tax credits could significantly reduce the amount of U.S. taxes due on such distributions.

Cash paid for income taxes in 2003, 2002 and 2001 was $5,220, $6,512 and $13,814, respectively.

------------------------------------------------------------------------------
NOTE 12: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR
VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

There were no off-balance sheet derivative financial instruments as of December 31, 2003 and 2002.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2003.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

------------------------------------------------------------------------------
NOTE 13: CONTINGENCIES

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the substantial majority of the plaintiffs are not impaired with a disease attributable to the alleged exposure.

Predecessors to the Company manufactured, distributed and sold the products allegedly at issue in the pending asbestos and silicosis litigation lawsuits. The Company has potential responsibility for certain contingent liabilities with respect to these products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company, nor its predecessors, ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos containing components used in the products at issue were completely encapsulated in a protective non-asbestos binder and enclosed within the subject products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending, and future, asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the substantial majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

------------------------------------------------------------------------------
NOTE 14: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                  2003 QUARTER ENDED
                                                   ------------------------------------------------
                                                   MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,(3)
---------------------------------------------------------------------------------------------------
Revenues                                            $101,491     109,388     112,061     116,590
Gross margin (1)                                      30,717      33,237      33,863      33,960
Net income (2)                                         3,520       5,346       5,277       6,500
Basic earnings per share                            $   0.22        0.33        0.33        0.40
Diluted earnings per share                          $   0.22        0.33        0.32        0.40
===================================================================================================
                                                                  2002 Quarter Ended
                                                   ------------------------------------------------
                                                   March 31,    June 30,   Sept. 30,    Dec. 31,(3)
---------------------------------------------------------------------------------------------------
Revenues                                            $106,609     104,854     102,791     103,904
Gross margin (1)                                      32,007      33,565      32,530      30,425
Net income                                             4,578       5,524       4,829       4,671
Basic earnings per share                            $   0.29        0.35        0.30        0.29
Diluted earnings per share                          $   0.29        0.34        0.30        0.29
===================================================================================================

(1) Gross margin equals revenues less cost of sales.

(2) Includes $2,184 from an unrealized currency transaction gain and $1,946 in charges related to profitability improvement programs in the quarter ended December 31.

(3) Includes an increase in net income in 2003 and 2002 of $249 and $268, respectively, related to LIFO inventory liquidations.

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

The accounting policies of the segments are the same as those described in
Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

                                       GARDNER DENVER 2003 ANNUAL REPORT  41

Notes to Consolidated Financial Statements
(dollars in thousands, except per share amounts or amounts described in millions)

                                                Revenues                     Operating Earnings (1)        Identifiable Assets
                                  ---------------------------------------------------------------------------------------------
                                         Year ended December 31,            Year ended December 31,           December 31,
                                  ---------------------------------------------------------------------------------------------
                                      2003        2002        2001        2003        2002        2001        2003        2002
-------------------------------------------------------------------------------------------------------------------------------
Compressed Air Products           $369,023     350,036     308,028     $27,792      29,795      22,176    $375,376     368,761
Pump Products                       70,507      68,122     111,742       4,093       5,193      16,100      72,528      68,240
                                  ---------------------------------------------------------------------------------------------
   Total                          $439,530     418,158     419,770      31,885      34,988      38,276     447,904     437,001
                                  ================================
Interest expense                                                        (4,748)     (6,365)     (6,796)
Other income, net                                                        3,221         204       3,203
                                                                       --------------------------------
   Income before income taxes                                          $30,358      28,827      34,683
                                                                       ================================
General corporate                                                                                          141,829      41,729
                                                                                                          ---------------------
Total assets                                                                                              $589,733     478,730
===============================================================================================================================

(1) As a result of adopting SFAS No. 142, periodic goodwill amortization ceased effective January 1, 2002 (See Notes 1 and 5). For comparability purposes, operating earnings by segment for the year ended December 31, 2001 excluding goodwill amortization were as follows:

                  Compressed Air Products                  $25,796
                  Pump Products                             16,860
                  ------------------------------------------------
                    Total                                  $42,656
                  ================================================

                                                                                 Year ended December 31,
                                                                            ---------------------------------
                                                                                2003        2002        2001
-------------------------------------------------------------------------------------------------------------
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:
   Compressed Air Products                                                  $    316         161         459
   Pump Products                                                                  50         233          43
-------------------------------------------------------------------------------------------------------------
      Total                                                                 $    366         394         502
=============================================================================================================
Depreciation and amortization, included in operating earnings above:
   Compressed Air Products                                                  $ 11,739      11,517      14,281
   Pump Products                                                               2,827       2,622       3,286
-------------------------------------------------------------------------------------------------------------
      Total                                                                 $ 14,566      14,139      17,567
=============================================================================================================
Capital expenditures:
   Compressed Air Products                                                  $  8,864       9,856       8,856
   Pump Products                                                               3,086       3,785       2,668
-------------------------------------------------------------------------------------------------------------
      Total                                                                 $ 11,950      13,641      11,524
=============================================================================================================
Revenues outside the United States were comprised of sales
 to unaffiliated companies in:
   Europe                                                                   $ 97,198      85,735      65,511
   Asia                                                                       39,963      25,999      14,048
   Canada                                                                     26,972      18,597      24,315
   Latin America                                                              17,401      17,773      18,186
   Other                                                                       4,404       5,518       5,844
-------------------------------------------------------------------------------------------------------------
      Total                                                                 $185,938     153,622     127,904
=============================================================================================================

                                                                                 December 31,
                                                                             --------------------
                                                                                2003        2002
-------------------------------------------------------------------------------------------------
Property, plant and equipment by geographic area are as follows:
   United States                                                             $58,581      61,372
   Europe                                                                     16,686      14,672
   Other                                                                         161         118
-------------------------------------------------------------------------------------------------
      Total                                                                  $75,428      76,162
=================================================================================================

------------------------------------------------------------------------------
NOTE 16: SUBSEQUENT EVENT

On January 2, 2004, the Company effectively acquired Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. The purchase price of (pound)61.2 million (approximately $109.2 million) including assumed bank debt (net of cash acquired) was paid in the form of cash ((pound)43.1 million), new loan notes ((pound)5.2 million) and the assumption of Syltone's existing bank debt, net of cash
((pound)12.9 million). The cash portion of the purchase price was funded from the Company's existing revolving credit line and cash reserves. The loan notes are unsecured and bear interest payable every six months, in arrears, at a rate per annum of one-half of one percent below the British pound based London Interbank Offered Rate for six-month deposits. The loan notes are redeemable at par at the option of the loan noteholder, in whole or in part, on any interest payment date falling on or after December 31, 2004. If at any time the aggregate nominal amount of all loan notes outstanding is (pound)0.5 million or less, the Company has the right to redeem all of the outstanding loan notes. Any loan notes outstanding on June 30, 2009 will be redeemed in full, together with interest on that day.

Syltone, headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product line. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of (pound)84.4 million and (pound)6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/(pound)) for the twelve months ended September 30, 2003. Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Of the total sales to Europe, approximately 38% are to the U.K., 18% to France, 11% to Germany and 33% to other European countries. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

This acquisition will be accounted for by the purchase method and accordingly, its results will be included in the Company's consolidated financial statements from the date of acquisition. The aggregate purchase price (including direct acquisition costs) has been allocated primarily to receivables ($34,400); inventory ($21,900); property, plant and equipment ($36,000); intangible assets ($80,000); accounts payable and accrued liabilities ($34,900); bank debt, net ($23,000); net deferred income tax liabilities ($3,600) and other long-term liabilities ($21,000), based on their estimated fair values at the date of acquisition. This allocation reflects the Company's preliminary estimates of the purchase price allocation and is subject to change upon completion of appraisals in 2004. Further, other assets and liabilities may be identified to which a portion of the purchase price will be allocated. A detailed analysis also has not yet been performed to identify and measure any adjustments that may be necessary to conform Syltone's accounting policies with the Company's accounting policies.

The following table summarizes the preliminary fair values of the intangible assets acquired in the Syltone acquisition:

------------------------------------------------------------------------------
Amortized intangible assets:
   Customer lists and relationships                                   $19,500
   Other                                                                2,600
Unamortized intangible assets:
   Goodwill                                                            49,000
   Trademarks                                                           8,900
------------------------------------------------------------------------------
     Total intangible assets                                          $80,000
==============================================================================

The preliminary weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively.

The total amount of goodwill that is expected to be deductible for tax purposes is not anticipated to be significant given the stock nature of the acquisition. The assignment of goodwill to reporting segments has not been finalized.

                                       GARDNER DENVER 2003 ANNUAL REPORT  43

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

                                               2003 QUARTER ENDED
                              ----------------------------------------------------
                              MARCH 31,    JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
----------------------------------------------------------------------------------
HIGH                              20.44       20.80          25.10          24.99
LOW                               16.35       18.10          20.05          19.95
----------------------------------------------------------------------------------

                                               2002 Quarter Ended
                              ----------------------------------------------------
                              March 31,    June 30,   September 30,   December 31,
----------------------------------------------------------------------------------
High                              25.25       28.00          21.00          21.39
Low                               19.55       18.34          15.00          14.34
----------------------------------------------------------------------------------

As of March 5, 2004, there were approximately 8,040 holders of record of Gardner Denver's common stock.

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

STOCK PURCHASE PLAN

National City Bank sponsors and administers an Open Enrollment Stock Purchase Plan for the direct purchase and sale of Gardner Denver's common stock. Plan information may be obtained from:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, OH 44101-4946
(800) 622-6757
(216) 257-8367 (facsimile)

NEWS RELEASES AND SEC FILINGS

Gardner Denver's news releases, including the quarterly earnings releases, and Securities and Exchange Commission filings, are available by visiting the investor relations area of our website at www.gardnerdenver.com.

QUARTERLY CONFERENCE CALL WEBCASTS

Gardner Denver anticipates issuing earnings press releases on April 28, July 28 and October 27, 2004. Associated conference calls will be held on the following mornings. You may access a webcast of these calls through the investor relations area of our website at www.gardnerdenver.com. Replays of the calls will be available for ninety days.

FORM 10-K

A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

ANNUAL MEETING

The 2004 Annual Meeting of Stockholders will be held on May 4 at the Quincy Country Club, 2410 State Street, Quincy, IL, starting at 1:30 p.m.

CORPORATE OFFICES

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
e-mail address: mktg@gardnerdenver.com
website address: www.gardnerdenver.com

Board of Directors and Corporate Officers

BOARD OF DIRECTORS

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

Donald G. Barger, Jr.
Senior Vice President and Chief Financial Officer
Yellow Roadway Corporation

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

Diane K. Schumacher, Chairperson
Thomas M. McKenna
Richard L. Thompson

CORPORATE OFFICERS

Ross J. Centanni
Chairman, President and Chief Executive Officer

Michael S. Carney
Vice President and General Manager,
Blower Division

Helen W. Cornell
Vice President and General Manager,
Fluid Transfer Division and Operations Support

Tracy D. Pagliara
Vice President, Administration, General Counsel and Secretary

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

Philip R. Roth
Vice President, Finance and Chief Financial Officer

Randall E. Schwedes
Treasurer

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Richard C. Steber
Vice President and General Manager,
Pump Division

Gardner Denver, Aqualine, Belliss & Morcom, Champion, Hoffman, Lamson, MultiPilot, Syltone, Tamrotor, Wittig and their related trademark designs and logotypes are service/trademarks and/or trade names of Gardner Denver, Inc., its subsidiaries or investments. Stora Enso and W.W. Grainger, Inc. and their related trademarks and logotypes used within this Annual Report are the trade names, service/trademarks and/or logotypes of the respective companies.

                                           GARDNER DENVER 2003 ANNUAL REPORT